Form 20-F
period 1999-06-30
DYNAMIC DIGITAL DEPTH INC
filed 2000-01-03
CIK 1090212

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 20-F



(Mark one)

/ /      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
                                       or
/X/    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 For the Fiscal year ended June 30, 1999
                                       or
/ /    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934



             For the transition period from __________ to __________
                         Commission File Number 0-26983




                           DYNAMIC DIGITAL DEPTH INC.
             (Exact Name of Registrant as Specified in its Charter)

                                 ALBERTA, CANADA
                 (Jurisdiction of Incorporation or Organization)

          8 BRODIE HALL DRIVE, BENTLEY 6102, WESTERN AUSTRALIA

                    (Address of Principal Executive Offices)

          Securities registered or to be registered pursuant to Section
                               12(b) of the Act:

                                      None

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

                        COMMON SHARES, WITHOUT PAR VALUE
                                (Title of Class)

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:

                                      None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the date of this registration


                   18,034,762 COMMON SHARES, WITHOUT PAR VALUE

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) for the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

              YES                                NO  X
                 -----                             -----

Indicate by check mark which financial statement item the registrant has elected to follow.

           ITEM 17     X                         ITEM 18
                     -----                               -----

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) for the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                                 NOT APPLICABLE

TABLE OF CONTENTS





ITEM 1      DESCRIPTION OF BUSINESS.........................................................1


ITEM 2      DESCRIPTION OF PROPERTY........................................................55


ITEM 3      LEGAL PROCEEDINGS..............................................................56


ITEM 4      CONTROL OF REGISTRANT..........................................................56


ITEM 5      NATURE OF TRADING MARKET.......................................................57


ITEM 6      EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.............58


ITEM 7      TAXATION.......................................................................58


ITEM 8      SELECTED FINANCIAL DATA........................................................64


ITEM 9      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
            RESULTS OF OPERATIONS..........................................................65


ITEM 9A     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.....................76


ITEM 10     DIRECTORS AND OFFICERS OF REGISTRANT...........................................76


ITEM 11     COMPENSATION OF DIRECTORS AND OFFICERS.........................................80


ITEM 12     OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.................81


ITEM 13     INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.................................82


ITEM 14     DESCRIPTION OF SECURITIES TO BE REGISTERED.....................................87


ITEM 15     DEFAULTS UPON SENIOR SECURITIES................................................87


ITEM 16     CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
            SECURITIES.....................................................................87


ITEM 17     FINANCIAL STATEMENTS...........................................................87


ITEM 19     FINANCIAL STATEMENTS AND EXHIBITS..............................................88


EXCEPT AS OTHERWISE INDICATED, INFORMATION IN THIS PROSPECTUS IS REGARDING NUMBERS OF COMMON SHARES AND SHARE PRICES ARE BASED ON ADJUSTMENTS TO GIVE EFFECT TO A ONE-FOR-FIVE REVERSE STOCK SPLIT WHICH OCCURRED IN AUGUST 1998.

CURRENCY AND EXCHANGE RATES

All dollar amounts set forth in this Registration Statement are in Canadian dollars, except whether otherwise indicated. The following table sets forth
(i) the rates of exchange for the Canadian dollar, expressed in United States dollars, in effect at the end of each of the June 30 Fiscal year periods indicated; (ii) the average exchange rates based on the last day of each month during such periods; and (iii) the high and low exchange rate during such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.


      FISCAL YEAR ENDING JUNE 30,            1999          1998         1997          1996          1995
      ---------------------------            ----          ----         ----          ----          ----
Rate at End of Period                    $0.6786       $0.7303       $0.7241      $0.7325       $0.7281
Average Rate During Period               $0.6623       $0.7059       $0.7223      $0.7335       $0.7290
High Rate                                $0.6917       $0.7303       $0.7456      $0.7513       $0.7510
Low Rate                                 $0.6307       $0.6819       $0.6967      $0.7238       $0.7028





On December 20, 1999, the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customer purposes by the Federal Reserve Bank of New York (the "Exchange Rate") was $0.6757 = $1.00 Canadian.

                                GLOSSARY OF TERMS




ANAGLYPH A stereo 3D format that uses viewing glasses with different colored lenses (often red and blue or red and green) to create a black and white 3D image.

ASIC Application Specific Integrated Circuit. A low cost, custom manufactured computer chip that performs a pre determined set of instructions specific to the application for which it is used.

AUTO-STEREOSCOPIC                   A 3D display method that allows the viewer
                                    to see a 3D image on a screen without the
                                    need to wear any special viewing glasses.

DE-MULTIPLEXER                      A device that recognizes alternating left
                                    and right eye stereo 3D images recorded on a
                                    video tape or DVD and separates them into
                                    two distinct left and right eye output
                                    signals.

DYNAMIC DEPTH CUEING                A patented process that allows a still or
                                    moving 2D image to be analyzed to determine
                                    the distance or depth of the objects in the
                                    scene in relation to the viewer. The
                                    resulting depth cue is used to enable the
                                    distribution of 2D compatible 3D content.

EYE TRACKING SYSTEM                 A patented system that allows the location
                                    of a viewers eyes to be calculated by
                                    capturing a predetermined frequency of infra
                                    red light reflected by the human eye.

FPGA                                Field Programmable Gate Array. A
                                    reprogrammable micro chip that can be
                                    programmed by software to perform a series of instructions. The FPGA can be reprogrammed to accommodate fixes to make the instructions perform correctly and to add new features or enhancements to the capabilities of the chip.

FREEWARE Software licenses that are distributed at nominal or zero cost, often bundled with hardware products or other software packages purchased by the end user. Freeware is also distributed via the Internet as software downloads from websites for which the user is not required to pay a license fee.

GIANT SCREEN FILMS                  Films created in 65/70mm format that are
                                    projected on screens that are
                                    considerably larger than those found in
                                    retail theaters and cinemas. The format
                                    is often referred to by the brand name
                                    IMAX-Registered Trademark-.

HEAD END ENCODERS                   Broadcasting hardware systems that
                                    consolidate and encode multiple video and
                                    audio signals into television channels for
                                    distribution through terrestrial, satellite
                                    and cable transmission.




HEAD TRACKING SYSTEM                A patented software system that uses the
                                    information about the location of the
                                    viewer's eyes from the Eye Tracking System
                                    to determine and monitor the position of the
                                    viewer's head.

LCD SHUTTER GLASSES                 A stereo 3D format that uses viewing glasses
                                    with electronically controlled liquid
                                    crystal display (LCD) lenses to create a
                                    full color 3D image. The LCD lenses are
                                    electronically switched to `shutter' on and
                                    off to obscure the viewers left and right
                                    eye as the alternate left and right eye
                                    images are displayed on screen.

LINE DOUBLER                        A hardware device that increases the
                                    display resolution of a video signal. The
                                    device takes two successive lines of a video
                                    signal and digitally recreates a third
                                    intermediate line, based on information
                                    contained in the two lines being compared.
                                    The additional intermediate lines are then
                                    displayed on screen and provides the
                                    appearance of greater clarity and quality.

SET TOP BOXES                       A consumer hardware device, often
                                    associated with cable or satellite
                                    subscriber television. The set top box
                                    decodes scrambled video signals to allow
                                    cable and satellite operators to control
                                    consumer access to pay per view or premium
                                    channel programming.

STEREOSCOPIC                        An image comprising of two subtly different
                                    (stereo) views of the same information. The
                                    two images are interpreted by the viewer as
                                    being stereo 3D, having the appearance of
                                    depth on the screen, or giving the
                                    impression that objects are moving off the
                                    screen toward the viewer.

STREAMING VIDEO                     A format for delivering video images
                                    over the Internet. Specially prepared video
                                    content is delivered or `streamed' to the
                                    end user via an Internet connection. The
                                    video player software on the user's computer
                                    creates the image directly from the
                                    information delivered via the Internet
                                    connection as opposed to storing it and
                                    playing back from the user's hard drive.



2D COMPATIBLE 3D                    A  proprietary  3D  distribution  format
                                    based on the Dynamic Depth Cueing process.
                                    The depth data is inserted into the original
                                    unaltered 2D image and delivered to the end
                                    user via Internet, television or DVD. The
                                    end user may then view the image in 2D or
                                    3D. The image can be viewed in 3D by
                                    activating a software or hardware decoder to
                                    interpret the depth data and create the 3D
                                    image locally.

ITEM 1   DESCRIPTION OF BUSINESS

GENERAL



Dynamic Digital Depth Inc. ("DDD" or the "Company") is a software and hardware developer engaged in the development and commercialization of effective, affordable 3D content, services and delivery technologies for mass-market applications. DDD has developed a range of patented software and hardware applications centered upon the emerging demand and technical feasibility of displaying still and moving images in "stereoscopic 3D." The Company's solutions are designed for ultimate use in a broad range of markets including Internet, cable, satellite or terrestrial broadcasting, film and prerecorded DVD markets. Through the date of this Registration Statement, the Company's activities have been focused on developing the technological feasibility of displaying and transmitting still and moving images in stereoscopic 3D, and accordingly, the Company has generated limited revenues from the commercial sale of its hardware and software products. The revenues have comprised licences of the Company's technologies for prototype and demonstration projects, the provision of services for conversion of film material to 3D and governmental grants. See Item 9 Management Discussion and Analysis. However, the development efforts have recently progressed to the point where the Company anticipates commercial launch of its products in late calendar year 1999 and early calendar year 2000.



Stereoscopic 3D differs from the heavily marketed term "3D" used extensively in the present-day video game and PC software markets. Enhanced or "stereoscopic 3D," as created by DDD's Dynamic Depth Cueing process, allows the viewer to see the images in lifelike 3D through polarized or LCD 'shutter' glasses by adding the appearance of depth to the image. Stereoscopic 3D involves displaying two or more slightly different left and right eye views of the image which the viewer then perceives to be a `real' 3D image with enhanced depth. The benefit of stereoscopic 3D is that it provides a visually richer image to the viewer allowing objects and characters to appear behind the surface of the display screen and also, importantly, to appear to move off the screen towards the viewer under certain circumstances.

The Company has developed a software-based solution allowing images created using conventional 2D techniques including video, film and computer generated media formats, to be manipulated digitally and converted to 3D. Significantly, the data used to create the 3D version of a 2D image may be subsequently embedded in the original 2D image allowing the viewer to choose whether to view in 2D or 3D using a single piece of media. The additional 3D data adds a minimal increase in size to the original 2D image.

The Company has engineered digital video processing hardware. The video processor provides a series of features including the control of 3D projection and display systems, real time conversion of standard video and DVD material to 3D, and image enhancement allowing PC monitors to display video and television images at higher definition resolution than conventional television sets.

The Company has also developed a glasses-free `autostereoscopic' 3D projection display targeted at the arcade video games industry. The 3D display creates a giant 8' image and presents this to the player in 3D using a patented head tracking system without the need for the player to wear glasses or a headset.

DDD's focus is now the commercialization of these technologies within the worldwide entertainment and multimedia industries. A number of key applications have been identified which fall into the following broad categories:


         - 2D compatible 3D images for Internet distribution;

         - 2D compatible 3D broadcast programming;

         - 2D compatible 3D movies for Digital Versatile Disc (DVD);

         - 3D movies for theatrical release;

         - Interactive Games Software applications; and

         - Video Processor and Display technologies.

The Company's key product is a software application called DeepSee-TM-. Using the DeepSee-TM- family of softwaRE products, existing 2D and 3D still and moving images for Internet, television, film and video/DVD can be digitally manipulated and enhanced to create a rich 3D stereoscopic image. The key to DDD's solution lies in the generation of depth cue data based upon the original 2D image. DDD's Dynamic Depth Cueing process uses a series of sophisticated software algorithms to identify each object in a scene along with its distance or depth away from the viewer. The compressed depth cue data is reinserted into the original 2D image and distributed to the viewer in 2D compatible 3D formats. At the viewer's discretion, the depth cue data may be decoded by a software or hardware-based DeepSee-TM- decoder allowing the images to be viewed in 3D with available glasses on conventional display hardware including PC monitors or television sets.

DeepSee-TM- will consist of a range of easy to use semi-automated software tools for the consumer or the content owner. The content owner, using a DeepSee-TM-software toolkit licensed from the Company, then creates the appropriately formatted 3D version of their 2D production for distribution over the Internet, analog or digital broadcast channels or DVD disc.

DDD also provides a 2D to 3D conversion service, allowing the Company to selectively offer this capability, particularly in professional markets such as film and television.

HISTORY AND ORGANIZATION

NAME AND INCORPORATION

The Company was incorporated as Mirabeau Resources Limited pursuant to the provisions of the Business Corporations Act (Alberta) on February 4, 1987 to pursue oil and gas exploration opportunities, with a listing of its Common Shares on The Alberta Stock Exchange (ASE) on April 27, 1987. In 1991 the Company abandoned its oil and gas exploration activities, and began to explore business opportunities which would take advantage of the Company's public status. Eventually, in 1994, the Company became the subject of a reverse takeover by two related Australian companies, Xenotech Australia Pty. Ltd. (now known as Dynamic Digital Depth

Australia Pty. Ltd.) and Xenotech Research Pty. Ltd. (now known as Dynamic Digital Depth Research Pty. Ltd.).





Xenotech Research Pty. Ltd. was a privately held Australian company engaged in the research and development of glasses-free `autostereoscopic' 3D display systems and technologies for converting 2D images to stereoscopic 3D. Xenotech Australia Pty. Ltd. was a privately held Australian company engaged in the commercialization of 3D visualization and media conversion technologies developed and provided under license by Xenotech Research Pty. Ltd.





Since the reverse takeover, the Company has continued in the principal lines of business of researching and developing 3D display systems and technologies for converting 2D media to stereoscopic 3D. With the refinement of these technologies, the Company has expanded its remit to include the development of strategic relationships intended to yield commercial opportunities for the exploitation of these technologies.





In late 1998 the Company changed its name to its current name, to better identify the Company with its business. The Company remains a reporting issuer in the Province of Alberta, Canada, and its Common Shares are listed for trading on the ASE under the stock symbol "DDE".



The executive office of the Company is located at 8 Brodie Hall Drive, Bentley, Western Australia 6102. The registered and records office of the Company is located at 1600, 407 - 2nd Street S.W., Calgary, Alberta, Canada T2P 2Y3. The Company maintains a North American office at 2450 Broadway, Suite 500, Santa Monica, CA 90404, USA.

CORPORATE STRUCTURE

The Company has three wholly-owned subsidiaries, Dynamic Digital Depth Australia Pty. Ltd., Dynamic Digital Depth Research Pty. Ltd. and Dynamic Digital Depth USA, Inc. As of the date of this registration, the Company carries on business and holds its principal assets through its subsidiaries.

Dynamic Digital Depth Research Pty. Ltd. is the registered owner of the patent rights to 3D display technology and subsequent inventions and improvements in the field of stereoscopic 3D. Dynamic Digital Depth Australia Pty. Ltd. was formed with the purpose of acquiring an exclusive worldwide marketing license to the patented autostereoscopic 3D display technology from Dynamic Digital Depth Research Pty. Ltd. Dynamic Digital Depth USA, Inc. is engaged in the marketing and support of the Company's products and services in North and South America.

INDUSTRY BACKGROUND

The earliest functional 3D devices were developed during the 19th century. Since that time, there have been considerable efforts to develop various 3D applications, however these have met with limited commercial success. The Company believes that the key factor limiting commercial success has been the lack of 3D content and effective delivery systems. The Company has focused its research and development efforts on addressing these requirements by developing a complete end to end solution. The Company believes that it is addressing content issues through conversion technologies that will permit existing 2D film and video libraries to be cost-effectively converted to 3D. The Company is also addressing delivery through a range of technologies permitting distribution through the Internet and cable, satellite and terrestrial broadcast.

The most common application of 3D technology has been in the entertainment industry. During the 1950's, red and green `anaglyph' glasses were used for viewing 3D `black and white' films. The use of glasses to view 3D entertainment has continued in recent years, but viewers have still had to contend with limited content.

The application of 3D technology has attained its greatest commercial success in giant screen `IMAX-Registered Trademark-' 3D films and 3D theme park rides and attractions. These films have been made using twin camera 3D technology manufactured by IMAX-Registered Trademark- and iWERKS Entertainment, Inc. ("iWERKS"). Filming with twin camera 3D technology carries a comparatively high cost of filming and limits the shots that can be created by the film maker due to the physical equipment size and calibration requirements. Accordingly, even IMAX-Registered Trademark- 3D theaters have a limited amount of content that is both time consuming and expensive to produce.




In the television industry, broadcasters, including CBS, NBC and ABC, have broadcast segments of their prime time television programming including `Third Rock from the Sun' and `Home Improvement' in 3D.



To deliver 3D to a television viewer using present day technologies, the broadcast signal is formatted in `anaglyph' for viewing in black and white using low cost red and blue glasses. The second most popular method is field sequential 3D where alternating left and right eye stereo color images are broadcast to the viewer on one broadcast channel; however, this method requires more expensive LCD viewing glasses. Finally two broadcast channels may be used to deliver left and right eye stereo HDTV images to the viewer in color, again in conjunction with Liquid Crystal Display viewing glasses. The former approach provides a black and white image that can only be viewed in 3D while the latter two are an expensive proposition for broadcasters since the content may either only be viewed in 3D or requires two dedicated channels to deliver a single program.

In today's interactive software applications, the heavily marketed term 3D is used to describe the visual appearance of the computer models that the viewer sees on screen as the game or application is viewed. This simply means that the objects and characters are modeled with height, width and, importantly, depth and therefore appear more visually convincing than their two dimensional counterparts. 3D models may potentially be viewed from multiple angles. Importantly, even in a `3D' software application, the viewer still sees a single image on a conventional display such as a computer monitor or television screen and therefore views in 2D.

STRATEGIC PARTNERSHIPS

In order to gain market acceptance in a broad variety of potential applications as quickly as possible, the Company is seeking to secure a range of strategic partnerships. The Company is targeting organizations with substantial market presence in key markets including broadcasting and the Internet. The strategic partnerships are initially intended to yield endorsements of the Company's proprietary 2D compatible 3D conversion and transmission/delivery technologies. Ultimately, the Company hopes to establish marketing partnerships with organizations of substantial market presence and expertise with well-established sales channels.

Pursuant to Stock Purchase and Joint Development Agreements dated June 17, 1999, the Company entered into a strategic partnership with General Instrument Corporation, Horsham, Pennsylvania, USA. General Instrument Corporation is a provider of integrated and interactive broadband access solutions. General Instrument has publicly announced its desire, together with its business partners, to be at the forefront of the widely-reported convergence of the Internet, telecommunications and video entertainment industries. The Joint Development Agreement is intended to implement the Company's 2D compatible 3D digital broadcasting technologies on General Instrument's range of consumer television advanced set top boxes and broadcast head-end encoder systems. General Instrument recently announced its agreement to be acquired by Motorola Corporation. Based on press accounts and discussions with General Instrument officials, the Company does not believe that this later transaction will have a material adverse effect on the Company's relationship with General Instrument.



The Company recently was admitted into the RealPartner development program sponsored by Real Networks, Inc. of Seattle, Washington. Real Networks is a publicly held company specializing in the development and marketing of software and hardware products designed to deliver video material to PC users and consumers via the Internet. In this connection, the Company is in the process of developing a plug-in application for Real Network's RealPlayer G2 which would permit the transmission and viewing of 2D compatible 3D streaming video over the RealPlayer G2. RealPlayer G2 is the Real Network's video playback software application that has widespread use in the PC/Internet community for watching video material streamed from web sites. The Real Partners program provides proprietary tools and support to enable the Company to develop the plug-in application for the RealPlayer G2. The Company and Real Networks are in discussions regarding potential opportunities for a strategic partnership, although as of the date of this Registration Statement no such agreement has been reached.





The Company is also in the developer program for Apple Computer, Inc.'s QuickTime, pursuant to which the Company paid a nominal license fee in return for the opportunity to develop a plug-in application for Apple's QuickTime Movie. Apple QuickTime is a popular software technology used by PC/Internet users to download and replay video material on the PC or Macintosh. The Company is also engaged in discussions with Apple regarding a strategic relationship although these discussions are in preliminary stages and there can be no assurance that any such agreement will be reached.



The Company is currently engaged in a broad variety of discussions regarding licensing opportunities, co-investment and acquisitions of licenses or technologies. Except as described above, these discussions have not resulted in agreements and there can be no assurance that the Company will be able to secure the strategic relationships required to implement the Company's business plan. To the extent that the Company is unable to obtain strategic partners to assist in the exploitation of all of the identified applications of the Company's technologies, the Company will be required to prioritize its efforts which may delay or limit their commercialization.

INTELLECTUAL PROPERTY

The Company's Intellectual Property (IP) library spans proprietary hardware and software technologies for which the patent applications are in various stages of approval. The Company's issued patents and pending patent applications are described below. The Company may apply for additional patents relating to other aspects of its products. There can be no assurance as to the breadth or degree of protection which existing or future patents, if any, may afford the Company, that any patent applications will result in issued patents, that the Company's patents will be upheld, if challenged, or that competitors will not develop similar or superior methods or products outside the protection of any patent issued to the Company.

The Company believes that product recognition is an important competitive factor and, accordingly, the Company promotes the DeepSee-TM- names, among others, in connection with its marketing activities, and has applied for trademark registration for such names. The Company's use of those marks may be subject to challenge by others, which, if successful, could have a material adverse effect on the Company.

The Company also relies on confidentiality agreements with its directors, employees, consultants, manufacturers and prospective licensees and employs various methods to protect the source codes, concepts, ideas, proprietary know-how and documentation of its proprietary technology. However, such methods may not afford the Company complete protection, and there can be no assurance that others will not independently develop similar know-how or obtain access to the Company's know-how or software codes, concepts, ideas and documentation. Furthermore, although the Company has and expects to continue to have confidentiality agreements with its directors, employees, consultants, manufacturers, and prospective licensees, there can be no assurance that such arrangements will adequately protect the Company's trade secrets.

The principal areas governed by Patent Applications are:

DYNAMIC DEPTH CUEING

This is the process that enables the assimilation of depth information from a 2D image and the delivery of a 2D compatible 3D image to the viewer using either analog or digital delivery mechanisms (Internet, DVD, cable, satellite and terrestrial broadcast). The Company has filed a number of patents and improvement applications encompassing techniques for assimilating depth information from existing 2D images and also the Dynamic Depth Cueing compression, transmission and decoding techniques necessary to generate a 3D image at the viewpoint while maintaining 2D compatibility. These are referenced under the following Application Numbers: PCT/AU96/00820/US 102,247, PQ1197 and Improvement Application PCT/AU98/01005.

VIDEO PROCESSOR HARDWARE

The Company has developed a flexible hardware platform that enables a number of different requirements to be satisfied through a re-programmable Field Programmable Gate Array (FPGA) based circuit board. Variations of the video processor provide a number of functions including:

         - De-multiplexing of field sequential media, the process that allows separate left and right eye projectors to be supplied by a single media source.

         - Real time conversion of standard video signal to 3D based upon movement characteristics in the scene.

         - Increasing the resolution of a standard video signal via line doubling and quadrupling that allows it to be displayed in 3D or in 2D at higher resolution than it was originated in.

Of these, the Company has filed a patent application covering the Image Processing Method & Apparatus (2D to 3D Realtime Conversion) under Application Number PCT/AU98/00716. The Company has also filed a patent application covering the Image Enhancement System under Application Number PQ1018.

GLASSES-FREE 3D PROJECTION DISPLAY

The Company has developed a glasses-free 3D projection display that incorporates a number of discrete patent applications. The patents relate to the display system itself, the unique infrared head tracking system and the use of the display system in single and multi-viewer applications. The patents are referenced under Application Numbers PCT WO 94/25899,
PCT/AU95/00843, PCT/AU97/00353, PCT/AU98/00969 and PP7275.

3D VIEWING GLASSES

In analyzing the requirements necessary to support a successful introduction of 3D television broadcasting to users of existing television sets, the Company identified the requirement for high quality viewing glasses. The Company has developed glasses that allow television viewers to view images in 3D without the flicker associated with the present generation of shuttered 3D viewing glasses. In contrast to the switching of light method employed by the present generation of Liquid Crystal Display `shutter' glasses, the Company's patented approach uses the sequencing of color to which the human eye is far less susceptible. The sequencing of color results in a very low flicker solution when used in conjunction with existing television display screens. The patent is referenced under Application Number PCT/AU/00028.

PATENT LIBRARY STATUS

The following is a summary of the status of the Company's patent library as at the date of this registration statement. All of these Patents and Patent Applications are believed to be material by the Company.


---------------------------------------------------------------------------------------------------------------------
  APPLICATION NUMBERS                  INVENTION NAME                         STATUS                  PRIORITY DATE
---------------------------------------------------------------------------------------------------------------------
PCT WO 94/25899        3D Stereoscopic Display Unit                     Registered--USA               May 4, 1993
                                                                        Registered--Australia
                                                                        Registered--Singapore

---------------------------------------------------------------------------------------------------------------------
PCT/AU95/00843         Head Tracking Unit                               Pending PCT                  Dec. 13, 1994


---------------------------------------------------------------------------------------------------------------------
PCT/AU96/00820         Dynamic Depth Cueing (DDC)                       Pending PCT                  Dec. 22, 1995
US 102,247             (2D to 3D Conversion--Offline--3D Camera--
                       2D Compatible 3D Transmission)

---------------------------------------------------------------------------------------------------------------------
PCT/AU97/00353         Video Display System (Multiviewer)               Pending PCT                  June 4, 1996


---------------------------------------------------------------------------------------------------------------------
PCT/AU/00028           Method & Apparatus for Producing Stereoscopic    Pending PCT                  Jan. 22, 1997
                       Images (3D Glasses)

---------------------------------------------------------------------------------------------------------------------
PCT/AU98/00716         Image Processing Method & Apparatus (2D to 3D    Pending PCT                  Sept. 2, 1997
                       Conversion Realtime) (DDC Layers)

---------------------------------------------------------------------------------------------------------------------
PCT/AU98/00969         Eye Tracking Apparatus                           Pending PCT                  Nov 21, 1997


---------------------------------------------------------------------------------------------------------------------
PCT/AU98/01005         DDC/2                                            Pending PCT                  Dec. 2, 1997
                       Improvements to PCT/AU96/00820
                       Improvements to PCT/AU98/00716

---------------------------------------------------------------------------------------------------------------------
PP7275                 Teleconferencing System                          Provisional                  Nov 23, 1998


---------------------------------------------------------------------------------------------------------------------
PQ1018                 Image Enhancement System                         Provisional                  17 June 1999

---------------------------------------------------------------------------------------------------------------------
PQ1197                 Image Conversion and Encoding Techniques         Provisional                  25 June 1999
                       (DDC/3)
---------------------------------------------------------------------------------------------------------------------

During the preparation of Patent Applications, International Preliminary Examiners' reports have identified international patents where a conflict with the Company's application may potentially exist. The Company has provided a response in each case indicating the areas in which the Company's applications are unique and innovative and therefore avoid conflict with the third party patents. The Company believes that the responses will be adequate to distinguish the Company's applications from third party patents, however, there can be no assurance that any patents will be issued pursuant to these applications or that, if granted, such patents would survive a legal challenge to their validity or provide significant protection for the Company.

PRODUCTS, SERVICES AND MARKETS

In developing its products and services the Company has focused on the worldwide entertainment and multimedia markets. This has resulted in product development and marketing efforts in the following market segments:



PC/Internet                           Provision of 2D compatible 3D media via the Internet

Broadcast Television                  Provision of 2D compatible 3D broadcast media

DVD Movies                            2D compatible 3D movies for DVD

Movie Films                           Conversion of 2D films to 3D for theatrical release

Computer Animation                    Simplifying the process of creating computer generated 3D movies

Video Games                           Creating enhanced visual quality for DVD based video games

Professional Audio Visual             Professional video processor and 3D display technologies

Arcade Games                          3D arcade display


The Product Development strategy adopted by the Company is designed to deliver a range of hardware and software products that are based upon the Company's core intellectual properties to these principal markets. The range of hardware and software products is designed to accommodate the Company's strategy that includes the formation of strategic partnerships to assist in commercializing its products and services where appropriate. Since the Company is entering a new market in many cases, it has attempted to create features that are anticipated to be of benefit and value to end users.



The Company is developing a range of software and hardware products designed to meet the requirements of the markets for which they are intended. The functions and development stage of each of these products is described in the context of the market in the following sections. The Company has prioritized its development efforts on the software products necessary to support the Internet and broadband broadcast markets. Consequently, this has placed DeepSee Photo, DeepSee Viewer and the Internet components of DeepSee Studio Pro at the top of the software development schedule.





The table below lists the software products together with the intended markets and licensees. The functions and stages of introduction for each of these products together with discussions with prospective licensees and users is discussed within the context of the market in the following sections. It is anticipated that the product release dates detailed in the following sections may change over time as features and enhancements requested by licensees and made available under license from third parties are incorporated into the product specifications.





It should be noted that the Company has only just begun to market its products and services. Accordingly, the target model, target licensees and revenue are based upon the Company's intended business plan and do not represent current operations.

  Table: Intended Markets and Licensees for the Company's Software Products





-------------------------------------------------------------------------------------------------------------------------
PRODUCT                       TARGET MARKET                  TARGET LICENSEES                     REVENUE MODEL
-------------------------------------------------------------------------------------------------------------------------
DEEPSEE-TM- VIEWER            PC Users                       Consumers                          License Purchases
                              Set Top Box Users              Internet Browser Publishers        Software Upgrades
                                                             Set Top Box Manufacturers
                                                             PC Media Player Publishers
-------------------------------------------------------------------------------------------------------------------------
DEEPSEE-TM- PHOTO             PC Users                       Consumers                          License Purchases
                                                             PC Peripheral Manufacturers        Software Upgrades
                                                             Digital Camera Manufacturers
                                                             Graphic Software Publishers
                                                             Photographic Image Processors
-------------------------------------------------------------------------------------------------------------------------
DEEPSEE-TM- MOVIE             PC Users                       Consumers                          License Purchases
                              Web Masters                    PC Peripheral Manufacturers        Software Upgrades
                                                             Digital Camcorder Manufacturers
                                                             Graphic Software Publishers
                                                             Web Developers
-------------------------------------------------------------------------------------------------------------------------
DEEPSEE-TM- STUDIO PRO        Internet Video Providers,      Internet Publishers                Annual License Fee
                              Television Broadcasters        Television Content Providers       Support Fees Royalty
                                                                                                Income
                              Film Post Production           Film Content Providers
                                                             Film Library Owners
-------------------------------------------------------------------------------------------------------------------------


PC/INTERNET

The Internet is a uniquely international visual medium where content is delivered to users around the globe without the restrictions of country borders or regional languages. Commercial and consumer web sites offer both photographic and movie images for visitors to browse and download. The Company believes that with significant competition to attract and maintain visitors to high profile web sites, the opportunity to allow visitors to view pictures and movies in 3D or 2D from a single download or video stream file is highly attractive to content driven web sites.




Recent Internet statistics indicate that the provision of video content via the Internet is a fast growing segment. There are over 300,000 sites offering streaming video content with major sites such as Broadcast.com receiving 800,000 visitors daily. Over 300,000 hours of live audio and video content is produced weekly and is available to more than 60 million users of Real Networks RealPlayer software.


The Company is in the process of delivering a series of tools designed to be used on standard Intel and Apple PCs to provide clear 3D images on conventional PC display screens. These include DeepSee-TM- Photo and DeepSee-TM- Movie software applications used to convert 2D images and movies to 3D and the DeepSee-TM- Viewer browser or media player `plug-in' that allows the user to view an encoded 2D image in 3D.

Applying the DDD process to a typical picture or movie file increases the file size by approximately 1% above the original 2D picture or movie file size. Consequently, the encoded image file is highly suited to distribution via present day Internet connection speeds and communications bandwidths.



The market for media software applications that allow still pictures and video movies to be digitally captured, prepared and distributed via the Internet is occupied by a small number of companies. Real Networks, Microsoft Corporation, Apple Corporation and Adobe all provide packaged software tools and media players that allow the user to create and view images on PCs. The Company is in communication with these companies as potential strategic partners and/or licensees.



The Company is developing the following products intended for use in the Internet/PC market



DeepSee-TM- Viewer                     Decoding 2D compatible 3D images using
                                       web browser or media player `plug-in'
                                       software modules

DeepSee-TM- Photo                      Converting 2D still photographs from
                                       digital cameras or scanners to 3D and
                                       formatting them as 2D compatible 3D.

DeepSee-TM- Movie                      Converting 2D movie and streaming video
                                       images to 3D and formatting them as 2D
                                       compatible 3D.


DeepSee-TM- Studio Pro                 Converting large volumes of movie and
                                       streaming video images from 2D to 3D for
                                       professional Web Master use.


DEEPSEE-TM- VIEWER FOR THE INTERNET/PC MARKET

The DeepSee-TM- Viewer is a software application capable of decoding DDC data embedded in a 2D image and generating a 3D version of the image dynamically at the viewpoint. The DeepSee-TM- Viewer is primarily a software-based application in Internet/Desktop PC applications, however it may also be implemented as a hardware application.

The Company has developed DeepSee-TM- Viewer software for use with Internet Explorer and Netscape Navigator web browsers for viewing still photographic images. This capability became available in the Demos & Downloads area of the Company's web site in September 1999. The Company has developed a plug-in software module for use with Apple Computer, Inc.'s

Quicktime Movie Player. The Company is a member of the RealNetworks RealPartner program and is currently working with RealNetworks to deliver a plug-in software module for the RealPlayer G2. In this manner, a streaming video prepared in the Company's proprietary 2D compatible 3D format may be downloaded from a web site. Visitors to the web site who wish to view the video movie in 3D may download a free copy of the DeepSee-TM- Viewer compatible with their media player and install it on their PC. By providing limited functions of the Viewer at zero cost to the end user, the Company envisages lowering the barriers to entry for those users wishing to experience 3D on their PC screens. This is intended to increase the Company's profile within the 3D market and help gain market share and acceptance of the Company's revenue generating 3D image authoring tools. Producing `plug-in' software modules compatible with the most popular media players also allows the Company to reach a sizeable audience of pre-existing users.



A version of the DeepSee-TM- Viewer compatible with Microsoft Corporation's Internet Explorer and Netscape Navigator web browsers was made available on the Company's web site in September 1999. Based upon current resource and development planning, the development schedule for DeepSee-TM- Viewer includes further zero cost license `freeware' versions together with chargeable versions scheduled for release before July 2000. The chargeable upgrades are scheduled for release in the second quarter of 2000. The release schedule is intended to provide successive upgradeable modules that offer enhanced functionality to the customer as is customary in the software industry.



Users who download the zero cost `freeware' Viewers will receive limited functions, primarily aimed at generating 3D images using the lowest cost `anaglyph' red/blue glasses. For those users who wish to exercise more control over aspects of the 3D image and also use more advanced 3D image systems such as LCD shutter glasses, an upgrade to a chargeable DeepSee-TM- Viewer will be required.

DEEPSEE(TM) PHOTO FOR THE INTERNET/PC MARKET

DeepSee-TM- Photo will be a PC based software application capable of being used to convert PC photographic image files from 2D to 3D and to generate physical 3D photographs that may be viewed in 3D without glasses through a lenticular lens laminated to the photograph or viewed through anaglyph or LCD `shutter' glasses. The objective of DeepSee-TM- Photo is to enable consumer users to enhance digitized 2D photographs created using scanning or digital camera technology. Upon introduction, DeepSee-TM- Photo will provide a number of sophisticated tools encapsulated in an easy to use interface that make the process of converting and editing a 3D image very straightforward. The Company expects DeepSee-TM- Photo will be supplied with red/blue `anaglyph' 3D glasses as well as full color LCD `shutter' glasses, intended for use in conjunction with PC monitors.



Multiview 3D generation will allow DeepSee-TM- Photo to create up to 30 discrete views of a single image by using the depth cue to create up to 7 degrees of visual perspective to the 2D image. Multiview 3D is intended to open up the consumer photographic market allowing glasses free 3D photographs to be created. The Company has signed a non-disclosure agreement with a major international supplier of photographic film and photo refinishing equipment and services and is in discussions with this company regarding the integration of DeepSee Photo the organization's dynamic imaging technologies in the consumer photo processing market.

DeepSee-TM- Photo has been developed in Java, allowing it to be deployed on a number of target operating systems including Microsoft Windows, Apple Macintosh and UNIX. It has been extensively tested by independent software testers and is expected to be released in the first quarter of 2000.



DeepSee-TM- Photo is intended to be a low cost, shrink-wrap software package that is comparable to Adobe's PhotoDeluxe product in terms of pricing and distribution. The Company has a preference for third parties to distribute and support DeepSee-TM- Photo and envisages licensing the global distribution to specialist graphics software publishers. The Company has initiated discussions with Adobe Corporation and MGI Software, Inc. concerning the retail and OEM distribution of DeepSee-TM- Photo. Through the relationship with a major international supplier of photographic film and photo refinishing equipment and services, the Company is also seeking to participate in the revenues generated from end users who submit images created by DeepSee Photo for printing as 3D photographs.

In addition to the distribution of physical products, the Company also expects DeepSee-TM- Photo to be distributed through Internet based e-commerce. Here, the user would download an encrypted version of the product prior to undertaking a credit card purchase transaction to install and authorize the license for the software on their PC. The Company would likely contract with a third party to handle the back office mechanics of an e-commerce offering.

The Company has also made provision for a limited feature version of DeepSee-TM- Photo intended for distribution with digital imaging products including flat bed scanners and digital cameras. This provides the opportunity for the Company to gain a sizable distribution base through bundling with popular scanner and camera systems as a `freeware' component of another manufacturer's product. This distribution channel is intended to create awareness leading the end user to upgrade their `freeware' version to a fully functional, chargeable version of the product.



Based upon current resource and development planning, the development schedule for DeepSee-TM- Photo includes zero cost license `freeware' versions together with chargeable versions scheduled for availability between March 2000 and July 2001. Introduction of DeepSee-TM- Photo is presently pending the conclusion of discussions with a major international supplier of photographic film and photo refinishing equipment and services and the conclusion of one or more distribution agreements with a suitable software publisher.



DEEPSEE-TM- MOVIE FOR THE INTERNET/PC MARKET

DeepSee-TM- Movie will be a PC based software application capable of being used by web masters and advanced consumers to convert PC movie and streaming video files from 2D to 3D. The objective of DeepSee-TM- Movie is to enable users to enhance PC movies and videos created using popular movie creation tools and digital camcorder technology. DeepSee-TM- Movie will provide a number of sophisticated tools encapsulated in an easy to use interface that make the process of converting and editing a 3D movie very straightforward.

DeepSee-TM- Movie will be developed in Java as a subset of the functions available in DeepSee-TM- Studio Pro, allowing it to be deployed on a number of target operating systems including Microsoft Windows, Apple Macintosh and UNIX.

DeepSee-TM- Movie will be supplied with red/blue `anaglyph' 3D glasses as well as full color Liquid Crystal Display `shutter' glasses, intended for use in conjunction with PC monitors.

DeepSee-TM- Movie is intended to be a shrink-wrap software package that is comparable to RealVideo Producer G2 in terms of pricing and distribution. The Company has a preference for third parties to distribute and support DeepSee-TM- Movie and envisages licensing the global distribution to a specialist software publisher.

In addition to the distribution of physical shrinkwrap products, the Company also expects DeepSee-TM- Movie to be distributed through Internet based e-commerce. The user downloads an encrypted version of the product prior to undertaking a credit card purchase transaction to install and authorize the license for the software on their PC. Again, the Company will seek the provision of an e-commerce solution from third parties that offer such services, although the experience may appear to be that of buying directly from DDD to the end user.



DeepSee-TM- Movie will be developed as a derivative product based upon the software code drawn from DeepSee-TM- Studio Pro. The Company has not yet commenced the development of DeepSee-TM- Movie since it is contingent upon the successful completion of DeepSee-TM- Studio Pro. Consequently, the Company has not yet set a general release date for the launch of DeepSee-TM-Movie.



DEEPSEE-TM- STUDIO PRO FOR THE INTERNET/PC MARKET

DeepSee-TM- Studio Pro is the Company's professional media conversion and transmission application intended for use in Internet, film, DVD, video and broadcast media applications.

DeepSee-TM- Studio prepares the 2D compatible 3D media for transmission through encoding the depth cue data in a variety of Internet video formats supported by the Company's DeepSee-TM- Viewer plug-ins (see DeepSee-TM- Viewer).

To meet the high volume, fast turnaround economics of the Internet video market, DeepSee-TM- Studio Pro includes advanced scene identification and tracking techniques. This allows the components of a scene and their depth to be determined with minimal human intervention. Component and depth data forms the basis for the Company's depth cue data used for creating the 3D image from the 2D source. In order to support these features, DeepSee-TM- Studio Pro is founded on powerful workstation hardware technology coupled with high capacity digital video storage devices.

DeepSee-TM- Studio Pro is packaged as a turn-key combination of;

         - DeepSee-TM- Studio Pro software;

         - A Video Processor for real-time, on-screen editing of 3D images;

         - A powerful Intel Xeon or Itanium workstation capable of processing large volumes of digitized film and video material;

         - A high capacity Pluto Technologies video storage device compatible with storing the unaltered 2D images and the corresponding depth cue data.

DeepSee-TM- Studio Pro licenses are expected to be relatively high cost, largely due to the sophisticated underlying processor hardware and video storage devices. In all cases, the Company expects to license DeepSee-TM- Studio Pro to principal organizations including Internet video content providers, post-production companies, film studios, cable broadcasters, television programmers and film library owners. The Company expects to charge an annual license fee associated with the DeepSee-TM- Studio Pro license, and a royalty fee based upon the media created using DeepSee-TM- Studio Pro.



The Company has been approached by Intel Corporation's Workstation Products Group, Medford, OR to determine the practical implications of standardizing DeepSee-TM- Studio Pro on Intel's professional Xeon 32 bit Pentium 3 architecture and Itanium 64 bit workstation architectures. The Company has also entered into a relationship with Pluto Technologies, Boulder, CO to standardize on the Pluto range of Video Storage Devices for DDD's film and broadcast data storage needs. The Company has licensed certain user interface software technologies that the Company developed to make the Pluto products easier to use. In exchange for the ability to provide these functions to other users, Pluto Technologies has agreed to provide the Company with discounted rates of purchase and access to certain proprietary Pluto programming interfaces.





The Company may consider third parties for the distribution and support of DeepSee-TM- Studio Pro The Company is also investigating distributing and supporting the product from within the Company. No discussions with third parties have been held as at the time of this Registration Statement.



DeepSee-TM- Studio Pro is currently a Java application and was demonstrated in alpha release format on the Intel Booth at the SIGGRAPH '99 computer graphics convention in Los Angeles in August 1999. Based upon current resource and development planning, the development schedule for DeepSee-TM- Studio Pro includes versions scheduled for release between December 1999 and July 2001.

BROADCAST TELEVISION

The Company has identified an opportunity to deliver 2D compatible 3D programming to consumer households via terrestrial, cable or satellite television transmission. This market is central to the convergence of consumer entertainment television technology with digital technologies derived from the personal computing and Internet sectors.

The delivery infrastructure used to bring television programming to the household is being upgraded from the existing `analog' technology to digital, allowing a number of additional services to be provided to the consumer through their terrestrial, cable or satellite television channels. These services include movies on demand, interactive software such as games and shopping, as well as electronic mail and simplified access to the wealth of information now available on the Internet.

A new generation of digital `Set Top Boxes' is the focal point of this new consumer market. A large number of leading PC hardware and software technology providers have a stake in set top boxes, delivering powerful processor chips, graphics technology, memory, high speed modems and easy to use operating environments. Their principal customers are the consumer set top box manufacturers including General Instrument, Scientific Atlanta, Pace Micro Technologies plc and Motorola. The Company is in discussions with these companies as potential strategic partners and/or licensees and, as previously stated, has entered into an agreement with General Instrument.



DDD's DeepSee-TM- 3D Viewer is designed for set top box applications either as a downloadable software module or as an Application Specific Integrated Circuit
(ASIC) chip embedded in the set top box circuitry. Adding DeepSee-TM- 3D Viewer technology to the set top box enables the decoding and display of 2D compatible 3D images on standard television sets.

The unique nature of the Company's 2D compatible 3D transmission process avoids the need for two separate channels to deliver 3D content or the delivery of content only capable of being viewed in 3D.

The set top box decodes the proprietary depth cue data and applies it to the 2D image to create the 3D version as it is received in the home. This allows standard television sets to display 3D images through the use of glasses worn by the viewer.

The Company has also focused on unlocking the wealth of existing 2D television content allowing it to be transmitted and viewed in 3D. This is vital to the success of 3D broadcasting. It allows programming produced using conventional techniques to be converted to 3D, and prepared for broadcast in a proprietary format that can be viewed in 2D or 3D.

The DeepSee-TM- Studio Pro software allows the TV program to be digitally processed, using advanced proprietary algorithms, to create depth cue information for each frame of the broadcast. The content producer may then edit the depth cue to ensure the optimal 3D view is created. The depth data is then highly compressed and inserted back into the analog or digital broadcast signal along with the original, unaltered 2D picture.

The Company is developing the following products intended for use in the Broadcast Television market



DeepSee-TM- Viewer                     Decoding 2D compatible 3D images using
                                       a Set Top Box either as a software
                                       module, hardware chip or Set Top Box
                                       accessory.

DeepSee-TM- Studio Pro                 Converting large volumes of broadcast
                                       content from 2D to 3D for cable,
                                       satellite or terrestrial broadcasting.


DEEPSEE-TM- VIEWER FOR THE BROADCAST TELEVISION MARKET



The Company is presently developing a version of the DeepSee-TM- Viewer to support the generation of 3D images by the General Instrument DCT5000 Advanced Digital Set Top Box. This is part of the development agreement entered into between the Company and General Instrument in June 1999.



In this manner, a digital broadcast signal prepared in the Company's proprietary 2D compatible 3D format may be delivered to the home. Television viewers who wish to view the program in 3D may download the DeepSee-TM- Viewer where it is automatically activated in their set top box.

Based upon current resource and development planning, the development schedule the delivery of the first phase of the DeepSee-TM- Viewer for the GI set top box is intended to be complete by the end of May 2000.

Images can be viewed in 3D on television screens using low cost `anaglyph' red and blue glasses or consumer priced Liquid Crystal Display `shutter' glasses.

DEEPSEE-TM- STUDIO PRO FOR THE BROADCAST TELEVISION MARKET

DeepSee-TM- Studio prepares the 2D compatible 3D media for transmission through encoding the depth cue data in a variety analogue or digital broadcast signal formats supported by the Company's DeepSee-TM- Viewer set top box decoders.

DeepSee Studio Pro for broadcast use is founded on the same software techniques and hardware platform as previously described for Internet/PC use.



The Company expects to commence work on developing the Broadcast compatible output format for DeepSee-TM- Studio Pro following the successful completion of the first phase of the General Instrument development agreement in the second half of 2000.





The Company expects to license DeepSee-TM- Studio Pro to principal organizations including post-production companies, film studios, cable broadcasters, television programmers and film library owners. The Company will charge an annual license fee associated with the DeepSee-TM- Studio Pro license, and a royalty fee based upon the media created using DeepSee-TM-Studio Pro. To date, the Company has not held any discussions concerning the licensing of DeepSee-TM- Studio Pro to such companies.



DVD VIDEO

A significant market determining the profitability of a feature film is the consumer video/DVD market. Sales in this market represent a considerable opportunity to the Company for converting and distributing both new and existing films in the 2D compatible 3D format. A new generation of Digital Versatile Disc
(DVD) has recently been introduced that is expected to supersede videocassette over the coming years. In July 1998, Warner Advanced Media Operations announced they had recently replicated their 10 millionth DVD disc for a content library which includes blockbuster titles such as `Twister' and `Batman Returns'.

DVD players can be used to display both 2D and 3D images played from a single DVD disc through the integration of the Company's DeepSee-TM- Viewer technologies. The DeepSee-TM- 3D

Viewer is designed with DVD applications in mind both as an Application Specific Integrated Circuit chip embedded in the DVD player and as a decoder accessory compatible with the present installed base of DVD players.

The unique nature of the Company's 2D compatible 3D DVD distribution format allows DVDs to be produced that can be viewed in both 2D and 3D. This removes the need for specialized 3D media only capable of being viewed in 3D.

Unlocking existing 2D film and video content allowing it to be distributed on DVD and viewed in 3D is vital to the success of 3D DVD. It allows content produced using conventional 2D techniques to be converted to 3D, and prepared for distribution in a proprietary 2D compatible 3D format. The constant stream of blockbuster content created by Hollywood can be converted to 3D, as well as enabling the 3D repurposing of existing film libraries for re release on DVD.

The Company is developing the following products for the DVD video market



DeepSee-TM- Viewer                     Decoding 2D compatible 3D images using a
                                       DVD player either as a hardware chip or
                                       DVD Player accessory.

DeepSee-TM- Studio Pro                 Converting large volumes of film and
                                       video content from 2D to 3D for creating
                                       2D compatible 3D DVD Discs.


DEEPSEE-TM- VIEWER FOR THE DVD VIDEO MARKET

The Company has developed a plug-in software module for use with Apple Computer, Inc.'s Quicktime Movie Player. The Company is a member of the RealNetworks RealPartner program and is currently working with RealNetworks to deliver a plug-in software module for the RealPlayer G2. In this manner, a DVD disc may be recorded in Apple Quicktime format and supplied to the end user in the Company's proprietary 2D compatible 3D format. PC users who wish to play the DVD in 3D may activate the DeepSee-TM- Viewer for Quicktime on their PC. (See Internet/PC DeepSee-TM- Viewer).

The second approach that the Company has not yet initiated is to make DeepSee-TM- Viewer compatible with the MPEG2 video format that consumer DVDs for movies are produced in. The digital MPEG2 signal stored on the DVD is similar to the digital broadcast signal used in television set top boxes.

Based upon current resource and development planning, the development schedule for DeepSee-TM- Viewer includes zero cost license `freeware' versions together with chargeable versions scheduled for introduction between October 1999 and July 2000 that are compatible with the PC media players including Apple Quicktime. No schedule has yet been set to deliver a DVD MPEG2 DeepSee-TM-Viewer.

Images can be viewed in 3D on television screens using low cost `anaglyph' red and blue glasses or consumer priced Liquid Crystal Display `shutter' glasses.

DEEPSEE-TM- STUDIO PRO FOR THE DVD VIDEO MARKET

DeepSee-TM- Studio prepares the 2D compatible 3D media for transmission through encoding the depth cue data the Internet movie formats supported by the Company's DeepSee-TM- Viewer PC media player decoders.

DeepSee Studio Pro for DVD use is founded on the same software techniques and hardware platform as previously described for Internet/PC and broadcast use.


The Company expects to license DeepSee-TM- Studio Pro to principal organizations including post-production companies, film studios, and film library owners. The Company will charge an annual license fee associated with the DeepSee-TM- Studio Pro license, and a royalty fee based upon the media created using DeepSee-TM-Studio Pro. To date, the Company has not held any discussions concerning the licensing of DeepSee Studio Pro to such companies.


MOVIE FILMS

The Company is active in the conversion of film and video media from 2D to 3D. The initial markets are Giant Screen `IMAX-Registered Trademark-' theaters, Digital & Electronic Cinema and Special Events, Advertising & Promotion. The Company presently provides 2D to 3D conversion services in some movie film markets as described below.

GIANT SCREEN `IMAX-Registered Trademark-' FILMS


The giant screen market is mainly occupied by IMAX-Registered Trademark-Corporation, Showscan Entertainment and iWERKS. Presently 3D theaters represent 20% of IMAX's installed base. This total of 28 theaters is forecast to grow by a further 65 over the next three years. In 1998, over 70 million people attended a theater using the IMAX-Registered Trademark- system and this is forecast to triple over the next five years. Since its launch three decades ago, over 500 million people have watched large format movies.


The production techniques and equipment required to produce a 3D giant screen film are substantially different from those of a comparable 2D film. Special cameras with dual lenses are required. Due to the weight of the extra film drums and the additional camera hardware, 3D cameras are large and bulky, making certain conventional shots impossible to film, and reducing the number of takes possible during a day on location. This makes the process of producing a 3D giant screen film expensive, with production budgets almost double that of a conventional 2D film. These constraints lead to a surfeit of conventional films and few 3D films.

By processing digitized giant screen 2D film with DeepSee-TM- Studio Pro, it is possible to create a 3D IMAX-Registered Trademark- movie in post production. This reduces production costs on-set and provides for a wider range of shot types for 3D film makers. Post production 3D conversion allows film makers to expand the nature of 3D films to include mainstream consumer story lines and plots.

The advanced 3D editing capabilities of DeepSee-TM- Studio Pro permit extensive artistic control over the 3D effects in each scene. Applying DeepSee-TM- Studio Pro to incorrectly filmed 3D shots allows them to be manipulated digitally and thus rescued. This combination of features makes DeepSee-TM- Studio Pro a significant tool for 3D film makers.


As part of the Company's alliance with IMAGICA USA, a specialist giant screen post production company, the Company has already undertaken conversion projects for the film `Sigfried & Roy' and test conversions for the film `Ocean of Light'. The Company has converted test sequences from the Showscan Entertainment ridefilms `Cosmic Pinball' and `Street Luge' and the trailer of the IMAX-Registered Trademark- blockbuster film `Everest'. Each of these projects was undertaken with a prior written agreement between IMAGICA USA, the Company and the film maker. The Company does not currently have any written agreements with IMAGICA USA.



The Company is in discussions with companies including IMAGICA USA and IMAX-Registered Trademark- Corporation as potential strategic partners and/or licensees of DeepSee-TM- Studio Pro in the giant screen film market.


35MM THEATRICAL FILMS AND PROFESSIONAL VIDEO


The DeepSee-TM- Studio Pro toolkit has also been used to convert 35mm film and professional video media with equal success. The Company has provided conversion services for 35mm film and professional video media for IMAGICA Corporation of Japan (the parent company of IMAGICA USA). The Company does not have any outstanding agreements with IMAGICA Corporation of Japan for additional conversion services.


The Company has undertaken test conversion work for IMAGICA Corporation of Japan as a prelude to anticipated commercial conversion contracts.

The Company has also converted `Natures Symphony' a VHS video production designed for sale with Ilixco Inc.'s LCD shutter glasses in North America.

DIGITAL & ELECTRONIC CINEMA

This is an emerging market intended to provide a successor to 35mm celluloid projection and distribution systems in the theatrical film market. Companies including Texas Instruments, Hughes-JVC and Cinecomm are focused on introducing advanced alternatives to present 35mm film projection and theatrical film distribution. In June 1999, `Star Wars Episode 1 -- The Phantom Menace' was screened in Los Angeles and New York using Hughes-JVC electronic projectors.

Digitally stored film ensures that each screening is of equal quality since there is no film degradation or accumulation of dust and dirt particles detracting from the viewer experience. The advanced digital distribution system allows movies to be distributed instantaneously to theaters via satellite, substantially reducing the processing and delivery costs of conventional 35mm film stock.

Digital projection equipment and distribution is ideally suited to the Company's 2D compatible 3D transmission technologies, providing the opportunity to convert 35mm films to 3D using DeepSee-TM- Studio Pro and to distribute these in 2D format with embedded 3D depth cue data.

The theater owner may then decide whether to offer screenings of 3D versions of encoded films by projecting the decoded 3D version. The same film can be viewed in conventional 2D since the depth cue process leaves the 2D image unaltered.

SPECIAL EVENTS, ADVERTISING & PROMOTION

The Company is introducing its products and services to the niche market of Special Events, Advertising and Promotion. In this market, a temporary 3D theater is constructed for use in trade shows, product launches, sports events or music concerts.

3D video theaters utilize low cost video projectors such as those manufactured by Hughes-JVC, Barco and Sony. The ease of video resolution production and distribution on laser disc, videocassette tape or DVD is more cost effective than conventional 35mm film. The more sophisticated large screen installations are powered by the latest generation of digital and electronic projection systems including those made by Hughes-JVC.

Temporary installations have widespread use in advertising and promotions and at special events such as trade shows, and conferences and concerts. The Company believes this offers a potentially lucrative revenue stream through the conversion of short 3D video movies designed to support product launches or promotional campaigns.

DeepSee-TM- Studio Pro is used to convert 2D video material to 3D. The resulting 3D film is then either mastered onto DVD disc using the 2D compatible 3D format or is recorded onto video cassette tape or a video storage device for subsequent playback.

The Company has entered into an agreement with Video Applications Inc., of Tustin, CA a company specializing in the corporate and promotional market. Initially, DDD will undertake conversions for Video Applications, Inc. on behalf of their clients, however it is intended that Video Applications Inc. will ultimately acquire a DeepSee-TM- Studio Pro license. This license is intended to yield a royalty to DDD based upon the volume of 3D conversion work undertaken for Video Application Inc.'s clients.

The Company is developing the following products intended for use in the film and video market

DeepSee-TM- Studio Pr      Converting film and video content from 2D to
                           3D for creating 2D compatible 3D and custom `3D only' film and video material.

DEEPSEE-TM- STUDIO PRO FOR THE MOVIE FILM MARKET

DeepSee-TM- Studio Pro is capable of providing output suitable for physical film processing as required in the large format or IMAX-Registered Trademark-film market as well creating 2D compatible 3D films suitable for digital distribution to electronic cinemas.

In the 35m and 70mm film applications, the amount of detail in each frame of film requires highly accurate scene identification and tracking techniques. This allows the components of a scene and their depth to be determined with minimal human intervention. Component and depth data forms the basis for the Company's depth cue data used for creating the 3D image from the 2D source. The accuracy of the algorithms that form the basis of DeepSee-TM- Studio Pro allow it to be applied to the largest of all films, those screened in IMAX-Registered Trademark- theaters, on 3D screens as large as 100' wide and 80' high.

DeepSee Studio Pro for film use is founded on the same software techniques and hardware platform as previously described for Internet/PC, broadcast and DVD use.


The Company expects to license DeepSee-TM- Studio Pro to principal organizations including post-production companies and film studios and film library owners. The Company will charge an annual license fee associated with the DeepSee-TM- Studio Pro license, and a royalty fee based upon the media created using DeepSee-TM- Studio Pro. The Company is presently in negotiations with IMAGICA USA relating to the licensing of DeepSee-TM- Studio Pro to IMAGICA USA for use in the large format film industry. The negotiations are based on a licensing and royalty model. The Company anticipates delivering an alpha release of DeepSee-TM- Studio Pro suitable for use by IMAGICA USA in the large format film market in December 1999.


COMPUTER ANIMATION

A growing number of productions, from IMAX-Registered Trademark- movies to theatrical films and television programs are now being originated entirely from computer graphics with no live action or filmed components. Examples include Pixar's `Toy Story', Dreamworks' `Antz' and Disney's `A Bug's Life'. IMAX-Registered Trademark- recently concluded an agreement with Mainframe Entertainment Inc. to bring computer animated 2D productions to the IMAX-Registered Trademark- screen.

Computer animated productions are built from detailed models of the characters and scenery that appears on-screen. Sophisticated animation tools create wire frame representations of the characters and objects onto which highly detailed graphic texture maps are rendered. This method creates increasingly realistic scenes to the point where the difference between footage shot with a film camera and footage created in the memory of a computer is difficult for the viewer to discern.

To create 3D animation, present day techniques require the graphic artist to recreate a second `stereo' 3D frame by re-rendering each scene from the computer a second time. This more than doubles the time taken to create the 3D production compared with the original 2D version.

In a back to back comparison of the process, a conventional render of a 3D computer animated scene took almost 20 hours whereas the DeepSee-TM- Studio Pro toolkit required 2.5 hours to produce the same results.

Due to the largely automated performance efficiencies of creating 3D computer animation with DeepSee-TM- Studio Pro, the Company has identified this as a rapid route to market for the delivery of 2D compatible 3D media. The converted 3D productions will be supplied for film, broadcast and Internet use delivered via the Company's proprietary 3D transmission technologies.

The Company has recently undertaken animated 3D conversion projects on behalf of Showscan Entertainment, Hasbro Interactive and Intel Corporation. The Company was paid US$10,000 to complete a 20 second test clip of a Showscan theme park ride film. The Company converted computer animated material supplied by Blur and Threshold Entertainment on behalf of Intel Corporation for inclusion in a 3D theater presentation at the SIGGRAPH '99 tradeshow held in Los Angeles in August 1999. Intel provided computer hardware technology to the Company in consideration for the work undertaken to deliver the SIGGRAPH '99 presentation.

The Company is developing the following product intended for use in the computer animation market

DeepSee-TM- Studio Pro     Converting computer animated content from 2D to
                           3D for creating 2D compatible 3D DVD, Internet or
                           Broadcast media or custom `3D only' film and video material.

DEEPSEE-TM- STUDIO PRO FOR THE COMPUTER ANIMATION MARKET

DeepSee-TM- Studio Pro is capable of converting computer animated content to 3D and providing the resultant material in formats suitable for physical output to 35mm and 70mm film as well as the proprietary 2D compatible 3D formats for broadcast, Internet and DVD distribution.

DeepSee-TM- Studio Pro is capable of creating highly accurate 3D depth cue data directly from animation source files, with minimal operator involvement. Once the data is created, the second stereo 3D frame of animation can be generated much more efficiently. By combining the depth cue with the existing 2D image, the graphic artist may refine the 3D effect of each scene without the need to render two frames. This significantly reduces the time taken to create the stereo 3D version.

The Company has already created a DeepSee Studio Pro automated depth extraction software module compatible with the Lightwave computer animation software package.

DeepSee Studio Pro for computer animation use is founded on the same software techniques and hardware platform as previously described for Internet/PC, broadcast and DVD use.


The Company expects to license DeepSee-TM- Studio Pro to principal organizations including post-production companies, animation companies, film studios and film library owners. The Company will charge an annual license fee associated with the DeepSee-TM- Studio Pro license, and a royalty fee based upon the media created using DeepSee-TM- Studio Pro. To date, the Company has not held any discussions concerning the licensing of DeepSee-TM- Studio Pro to such companies.

VIDEO GAMES

Since the mid 1990's, the visual quality of computer graphics available on the consumer PC and games console platforms has increased dramatically with graphics processor capabilities doubling annually. There has been substantial growth in the market for high quality interactive computer games. Recently, the DVD-ROM has emerged as the alternative to distributing games on CD-ROM. The DVD stores enough video and audio material to play back a feature length movie. This is significant since blockbuster Hollywood films are often licensed as video games where the game play takes place in scenes from the film.

The latest generation of consumer PCs from Compaq, Gateway, Hewlett Packard and others are equipped with DVD-ROM drives that can read data from both CD-ROM and DVD-ROM discs. Peripheral suppliers such as Creative Labs are already delivering low priced DVD-ROM drives as add-ons to existing PCs.

DeepSee-TM- Studio Pro allows video from blockbuster films to be digitally processed using advanced proprietary algorithms, and to create depth cue information for each frame of the background scenery. The games developer may then edit the depth cue to ensure that the optimal depth cue is created. The depth data is then highly compressed and inserted back into the DVD video signal along with the original, unaltered 2D version of the background scenery.

The solution offers a scaleable benefit to the games software publishers. The games application reads the depth cue data from the DVD providing the game with knowledge about the `passive' background scenery. The games application may generate correctly scaled and positioned characters and objects with which the player is interacting and insert them into a 2D live action background dynamically. The same depth data can optionally be used to generate a 3D version of the game.

This allows the game player to experience a visually richer game than can currently be played in 2D or 3D. Game characters appear in 2D live action backgrounds played directly from the DVD, freeing up the graphics processor to generate more compelling game characters and objects. The Company is presently in discussion with Hasbro Interactive regarding use of the Company's technologies in the interactive computer games market.

The Company is developing the following products intended for use in the video games market

DeepSee-TM- Viewer         Decoding depth cue data from DVD using a PC software
                           application.

DeepSee-TM- Studio Pro     Processing video content for creating depth cue
                           encoded DVD discs.

DEEPSEE-TM- VIEWER FOR THE VIDEO GAME MARKET

The features of DeepSee-TM- Viewer required for use with the Internet and the DVD markets may be applied to the Computer Games market. See Internet/PC DeepSee Viewer and DVD DeepSee Viewer.

The software module that undertakes decoding of the depth data and the generation of the 3D image may be activated from within the computer game software application. Any games publisher who creates a game based on this format would ship a version of the Company's DeepSee-TM- Viewer as part of the game itself.

Images can be viewed in 3D on television screens using low cost `anaglyph' red and blue glasses or consumer priced Liquid Crystal Display `shutter' glasses.

DEEPSEE-TM- STUDIO PRO FOR THE VIDEO GAME MARKET

DeepSee-TM- Studio prepares the 2D compatible 3D media for transmission through encoding the depth cue data the video formats supported by the Company's DeepSee-TM- Viewer PC media player decoders.

DeepSee Studio Pro for video game use is founded on the same software techniques and hardware platform as previously described for DVD and Internet/PC use.


The Company expects to license DeepSee-TM- Studio Pro to principal organizations including post-production companies, film studios, and film library owners. The Company will charge an annual license fee associated with the DeepSee-TM- Studio Pro license, and a royalty fee based upon the media created using DeepSee-TM-Studio Pro. To date, the Company has not held any discussions concerning the licensing of DeepSee-TM- Studio Pro to such companies.


PROFESSIONAL AUDIO VISUAL

In conjunction with the software products previously described, the Company is developing a range of hardware products designed to meet the requirements of the markets for which they are intended. These hardware products are primarily aimed at the professional audio visual market as described in this section. The functions and stages of introduction for each of these products together with discussions with prospective licensees and users is discussed within the context of the market in the following sections. It is anticipated that the product release dates detailed in the following sections may change over time as features and enhancements requested by licensees and made available under license from third parties are incorporated into the product specifications.



The table below lists the hardware products together with the intended markets and licensees. It should be noted that the Company has only just begun to market its products and services. Accordingly, the target model, target licensees and revenue models are based upon Company's intended business plan and do not represent current operations.



-------------------------------------------------------------------------------------------
PRODUCT                TARGET MARKET          TARGET LICENSEES               REVENUE MODEL
-------------------------------------------------------------------------------------------
DEPTH CUE DECODER      DeepSee Studio Pro     DeepSee Studio Pro Licensees   Unit Sales
                       Set Top Boxes          DVD Player Manufacturers       Manufacture
                                                                             Royalties
                       DVD Players            Set Top Box Manufacturers
-------------------------------------------------------------------------------------------
3D DEMULTIPLEXER       Professional A/V       Professional A/V Users         Unit Sales
                       3D Projection/Display  3D theater installations       Manufacture
                                                                             Royalties
-------------------------------------------------------------------------------------------
REAL TIME CONVERTER     PC Users              Consumers                      Manufacture
                                                                             Royalties
                       Consumer A/V           PC Peripheral Manufacturers
                                              Consumer Electronic
                                              Manufacturers
-------------------------------------------------------------------------------------------
LINE DOUBLER           PC Video Players       PC Peripheral Manufacturers    Manufacture
                                                                             Royalties
                       PC Television          PC Manufacturers
                       Home Theater           Consumer Electronic
                                              Manufacturers
                       Set Top Boxes           Set Top Box Manufacturers
-------------------------------------------------------------------------------------------


The Company intends to introduce the Video Processor hardware technologies in 2D and 3D applications for professional audio visual ("A/V") use. The professional A/V markets include 3D projection systems, home theater, video played on Personal Computer screens and depth cue decoder accessories for use with DVD players and broadcast set top boxes.

The Company has engineered a digitally reprogrammable platform based upon a Field Programmable Gate Array (FPGA). This provides a flexible platform with the added advantage that any functionality created by programming the FPGA can be easily transferred to create a highly customized Application Specific Integrated Circuit (ASIC) chipset.

DEPTH CUE DECODER FOR SET TOP BOXES, DVD PLAYERS AND ACCESSORIES

Certain implementations of DeepSee-TM- Viewer restrict the ability to use a software application to decode depth cue data. These include adding decoder capabilities to existing set top boxes, DVD players and MPEG cards used to play video from DVD discs on PCs. To address this requirement, the Company has developed a hardware-based depth cue decoder. This allows the decoding of DDD's proprietary depth cue data from depth cue encoded media via hardware alone.

This hardware based depth cue decoder may be embedded in chip sets of digital and analog set top boxes, set top box accessories, DVD players, DVD player accessories and PC MPEG cards.

Accessories for the current users of Set Top Boxes and DVD players may be manufactured, ensuring consumers do not have to replace existing technologies to obtain the benefits of 2D compatible 3D DVD movies and television broadcasts.

The system processes an incoming analog or digital video signal for DVD, PC and set top box applications. The 3D depth data is extracted from the video signal and applied to the 2D image within the video processor. A second stereo 3D image is then constructed dynamically in real time prior to display.

A second important use for this feature is within DeepSee-TM- Studio Pro. DeepSee-TM- Studio Pro stores the unaltered 2D image and the corresponding depth cue data on a video storage device. Through combining the Video Processor hardware with DeepSee-TM- Studio Pro software, the 2D image and 3D depth data may be combined in real time and displayed on a monitor. This allows the user to dynamically refine and edit the 3D effect to obtain the optimal 3D version of a scene. This configuration provides real time, on-screen editing of a 3D image.

A prototype is due for completion in the fourth quarter of 1999. The Company intends to license the hardware chip to Broadcast Set Top Box, DVD player and PC MPEG card manufacturers and will demonstrate the hardware-based depth cue decoding to prospective licensees in these markets once the prototype is available.

3D DEMULTIPLEXER FOR 3D PROJECTION SYSTEMS

For 3D projection systems there is the requirement to provide a separate video feed of a left image and right image to each projector in order to create stereo 3D. Under normal circumstances this requires two accurately synchronized video cassette players or DVD players.

In order for a single media player to be used, alternate left and right eye images of each successive frame are recorded onto the videocassette or DVD in `field sequential' format. The Video Processor simply uses the synchronization signal found between each field on the videotape or DVD to `demultiplex' or redirect the successive fields to two output channels. The output channels can be in Composite Video PAL or NTSC formats, S-Video or Red Green Blue (RGB). One projector is then connected to each output channel to create a 3D projection system.

This enables the Company to provide a cost-effective solution in the Special Events, Promotions and Advertising market as well as to specialist 3D theaters.

A prototype was completed in the third quarter of 1998, able to accept input signals from media players in Composite Video PAL or NTSC formats, S-Video or RGB. The company has already sold a limited number of video processors to organizations in the 3D video projection system market who are seeking competitively priced 3D signal demultiplexers. The more popular S-VHS version has a retail price of US $2,500. The prototype has recently been approved for use in North America by gaining an FCC and UL authorization.

REAL TIME CONVERTER FOR 3D

Real time 3D conversion can be achieved through analyzing the motion characteristics in a scene. An incoming video signal played from a VCR, DVD, television broadcast or games console can therefore be viewed in 3D without the need to pre-process the signal with depth cue information. Real time 3D can only be created in a rudimentary manner based upon certain types of movement in a scene and is therefore of a substantially lower quality than the post production depth cue based 3D created with DeepSee-TM- Studio Pro.

The Company has embedded some of the basic 2D to 3D conversion algorithms into a hardware based real time 3D converter. This allows any conventional video signal from videocassette, DVD, broadcast or video game console to be converted to a simple form of 3D in real time.

The Company may license the manufacturing of this solution as an accessory or add-on PC card in markets where the DeepSee-TM- Studio Pro professional off-line conversion and transmission technologies for broadcast and DVD use do not gain widespread acceptance.


A prototype was completed in the first quarter of 1999 capable of undertaking basic real time 2D to 3D conversion through a combination of field delay and pixel shifting processes. The result is a 3D image which is acceptable on a PC screen or TV display, but which is not continuously provided in 3D, reverting to regular 2D in circumstances where the content does not permit the processor to assimilate 3D images. The Company has yet to provide a solution that would allow continuous display of a 3D image since the engineering challenge of generating 3D automatically from a single, non moving image is substantial. The Company is not presently developing this technology at the time of filing and is, instead, focusing resources on the non real time conversion process offered by DeepSee-TM- Studio Pro. The Company has not entered into discussions concerning licensing relationships for the system at this time due to the rudimentary 3D effect offered by the real time conversion process and the lack of a continuous 3D image. Should the Company decide to pursue this approach to the creation of 3D content, the Company expects that further development and modifications to the prototype would be required in order to provide a continuous 3D image necessary to permit the license and sale of the product in volume.


LINE DOUBLING FOR VIDEO SIGNALS

With the ever present advances in PC graphics processors and the recent convergence of broadcast and Internet technologies, a number of PC manufacturers now offer the ability to play back digital video, video cassette, DVD and broadcast signals via the PC.

Many PC monitors are capable of displaying images of 800 x 600 lines of resolution, considerably higher than that of a television set. Traditionally, PAL and NTSC video signals are designed for television display screens. This results in a videocassette tape producing images that are between 200 and 250 lines in resolution. As the tape is played, the first field builds up the odd lines of an image, and the second field builds up the even lines of the image on the TV screen. The viewer then sees an image comprising between 400 and 500 lines of resolution. Consequently, when videocassette tapes or DVDs are played on a PC monitor, the image quality is consequently that of a television set and therefore well below the display capability of the PC monitor.

The Company has created a video processor capable of `line doubling' an incoming video signal and displaying it on a PC monitor at a higher resolution and with greater clarity. The video processor uses digital line interpolation algorithms to create additional lines in the output signal based upon the comparison of input line pairs to double the output resolution. This digitally synthesizes the image to a higher resolution, approaching that of high definition television
(HDTV).

The Company intends to license the line doubler hardware to Broadcast Set Top Box, PC monitor manufacturers and suppliers of electronic and digital projection systems.

A prototype was completed in the first quarter of 1999, able to accept input signals from media players in Composite Video PAL or NTSC formats or S-Video. The company has already sold a limited number of video processors to organizations who are seeking line doubler technologies, particularly for medical endoscopy. Modifications to the prototype may be required in order to permit sale of the product in volume.

ARCADE GAMES

The origins of Dynamic Digital Depth 3D Projection Display lie in the design and manufacture of a prototype glasses free stereo `autostereoscopic' 3D display system targeted for use in the arcade video games industry. The system uses a patented combination of an infra-red head tracking system coupled to a twin LCD projection system that provides a life like 8 foot 3D image on a large display screen without the need for the viewer to wear glasses or a headset.

The international arcade market is dominated by a small number of companies including SEGA Enterprises, NAMCO, WMS Industries, Atari Games Corporation and Konami. In this market, popular consumer games debut in out of home entertainment complexes and theme parks prior to their release in the consumer channel.

Today, consumers can acquire the latest generation of powerful PC graphics processors where the visual differential between what a player can experience in the family entertainment center and at home is considerably reduced. In order for the operators of family entertainment centers to offer a differentiating experience from the home, the Company offers the 3D Projection Display under license to arcade game manufacturers.

The 3D Projection Display provides a video game in true life like 3D, without requiring the player to put on or take off any viewing accessory, which would reduce the number of plays per hour and the earning capacity of the game. This is seen as a considerable advantage by owners of family entertainment centers and theme parks when compared to similar 3D game experiences such as virtual reality, which require the player to wear a headset. The 8 foot 3D display yields an experience that is not presently available at home.

The 3D Projection Display was launched at the 1998 International Association of Amusement Parks and Attractions Show (IAAPA) in Dallas, TX.


Following the IAAPA Show, Atari Games Corporation of Milpitas, CA undertook a field trial of the system at a family entertainment center in Northern California.



Based upon the results of the field trial, Atari has identified several areas in which the display could be modified. However, because Atari has not committed to license the 3D projection display management has focused the Company's limited engineering resources on the high volume opportunities in priority consumer broadcasting Internet/PC markets rather than on the arcade game display. The Company plans to decide whether to apply further resources to the 3D projection display enhancements in the latter half of the calendar year 2000.



Subsequent to the Atari field trials, the Company has entered into a non disclosure agreement with a major US corporation relating to the potential use of the 3D projection display including the arcade market. The Company has loaned a 3D projection display to this Company with a view to entering into a development and licensing agreement upon successful completion of the evaluation. The outcome of this project will also have a bearing on the Company's decision to put further resources into the 3D projection display.


SALES AND MARKETING

The Company utilizes a number of tools and services in support of the promotion of its products and services within its chosen target markets. These tools and services assist the Company in attaining the appropriate profile both as a market leading 3D technology provider and also as a public company listed on The Alberta Stock Exchange.

The Company has already implemented a range of initiatives designed to enable effective communication with prospective customers and licensees, investors and press. These include a comprehensive web site, the retained services of a major international public relations company and participation in a number of industry trade shows and seminars targeted at specific application areas for the Company's technologies.

THE DDD WEB SITE (HTTP://WWW.DDD.COM)

In early 1999, the Company undertook a project to revise the corporate web site; however, the information found on the website is not part of this Registration Statement. The objectives of the web site are:

1.  To communicate products and services to prospective customers.
2.  To communicate the core technologies to prospective licensees.
3. To provide background and reference material for current and prospective investors.
4.  To enable visitors to download samples of 2D compatible 3D images.
5. To be an electronic store front for the sale of software and hardware products.
6.  To assist in building a brand for the Company in the 3D marketplace.

The Company presently receives approximately 9,000 `hits' or user visits per month. This generates an average of 50 inquires per month for information on the Company and its products.

The majority of users who visit the site are based in the United States (60%) with the Australia, Japan, the United Kingdom, and Canada being the most active behind the USA.

PUBLIC RELATIONS

The Company has retained the services of Daniel J. Edelman Public Relations, an international public relations company. The relationship is managed by the Dallas, TX office of Edelman Public Relations.

The PR campaign has been focused on raising the profile of DDD in industry and trade press. This has resulted in articles concerning DDD's technologies being published in a variety of industry publications.

The Company, in conjunction with IMAGICA USA, previously retained the services of a Giant Screen IMAX-Registered Trademark- film media specialist that resulted in further industry and trade press exposure.

The primary focus of the Public Relations activities is centered upon creating presence in the North American market. The Company also undertakes international PR, particularly in Australia and Canada.

Press releases containing forward looking statements and information that is material to the Company are authorized by The Alberta Stock Exchange prior to release.

INVESTOR RELATIONS

As a public company listed on The Alberta Stock Exchange, the Company has undertaken Investor specific Public Relations, initially targeted toward the Canadian investment community. The Company has recently appointed Daniel J. Edelman Public Relations for Investor Relations activities.

TRADE SHOWS AND EXHIBITIONS

The Company attends and exhibits at trade shows in key markets. Company representatives attend industry seminars and participate as guest speakers.

Where appropriate, the Company partners with potential licensees and strategic partners in presenting the Company's technologies and solutions at trade shows and exhibitions.

DDD has recently participated in the following Conferences and Exhibitions :


National Association of Broadcasters, Las Vegas,    Exhibited in conjunction with Hughes/JVC
NV
Western Cable Show, Anaheim, CA                     Attended in conjunction with National Digital
                                                    Television Center
International Space Theater Consortium, Sydney,     Exhibited in conjunction with IMAGICA
Australia


Large Format Cinematographers Association, Los      Exhibited in conjunction with IMAGICA
Angeles, CA
EuroMAX, London, England                            Attended
International Association of Amusement Parks &      Exhibited
Attractions, TX
Digital Content Creation, Los Angeles, CA           Attended
Electronic Entertainment Expo (E3), Los Angeles,    Attended
CA
SPIE 99, San Jose, CA                               Attended as guest speaker
SIGGRAPH, Los Angeles, CA                           Exhibited in conjunction with Intel Corporation

MARKETING MATERIALS

The Company has created initial brochures and literature to support the sales and marketing activities and corporate promotion.

The Company has focused on the Web Site as the primary mechanism for disseminating information concerning the Company's products and services since it is a highly effective international marketing medium. As both hardware and software products are released, marketing materials including brochures and data specification sheets will be introduced to support the sales and marketing initiatives.

The Company will advertise and promote the availability of the products in appropriate publications.

INTERNATIONAL MARKETING ACTIVITIES

In certain countries where the Company does not maintain a local office, the Company intends to enter into representation agreements with local organizations to provide licensee support and assist in marketing the technologies. Representative partners will be selected based upon their local contacts and their prior knowledge and involvement in 3D projects and activities.

On June 14, 1999, the Company entered into an agreement with AiCube Co. Ltd. of Tokyo, Japan to provide local sales support and marketing activities for the company's products and services in Japan.

RESEARCH AND DEVELOPMENT

The Company's development efforts during 1998, 1997 and 1996 were devoted to the design and development of its products and technologies. Research and development costs, including those development costs capitalized as deferred in Fiscal 1998 and Fiscal 1997, were approximately $930,025 for Fiscal 1998, $957,700 for Fiscal 1997 and $567,000 for Fiscal 1996. This latter amount represents expenditure related to materials and components together with external manufacturing. It does not include any labor, labor oncost or other overhead component. As a result it would incorrectly appear that there was a substantial increase in expenditure during Fiscal 1997. The 1999 research and development plan calls for approximate expenditure of $1,280,000 in development costs. For the nine months ended March 31, 1999, the Company incurred $976,300 in research and development costs.

GOVERNMENT REGULATION

The hardware products designed and intended for manufacture by the Company and their licensees are subject to government regulation concerning electromagnetic interference ("EMI") and electrical safety standards which will impose compliance burdens on the Company. In the United States for example, non-prototype products may be required to conform with Federal Communications Commission (FCC) regulations governing electromagnetic radiation suppression and Underwriters Laboratory (UL) approval for electrical safety standards. Facilities are available in Australia to test hardware to the standards required globally. The Company has submitted several of its products for testing and has received verbal confirmation of compliance on the submitted hardware. The Company is unaware of any issues that would prevent compliance of any of its planned hardware product, although there can be no assurance that all of the Company's products will be able to comply with such regulations.

In many countries where the Company's products may be sold, similar equivalents to these standards exist such as CE in Europe and Canadian Standards Authority
(CSA) in Canada. The Company will submit products for testing to appropriate local specifications in each case where this is a prerequisite to marketing the product in the country concerned. There can be no assurance that the Company's products will be able to comply with such regulations.

The technology contained in the Company's products may be subject to United States export restrictions. While the Company does not believe that any of its current products are subject to the restrictions, there can be no assurance that such export controls, either in their current form or as may be subsequently enacted, will not delay introduction of new products or limit the Company's ability to distribute products outside of the United States. Further, various countries may regulate the import of certain technologies contained in the Company's products. Any such export or import restrictions, new legislation or regulation or government enforcement of existing regulations could have a material adverse effect on the Company's business, operating results and/or financial condition. There can be no assurance that the Company will be able to comply with additional applicable laws and regulations without excessive cost or business interruption, if at all, and failure to comply could have a material adverse effect on the Company.

Under the Australian Customs Act 1901 part VI "the exportation of goods division 1--prohibited exports" the Governor General may by regulation prohibit the exportation of goods from Australia absolutely, in specified circumstances, to a specified place or unless specified conditions or restrictions are complied with. Without limiting the generality of that power of prohibition the regulations may provide that the exportation of the goods is prohibited unless a license, permission, consent or approval has been granted. The Customs (Prohibited Exports) Regulations by regulation 13E provide that an officer of Customs or the Department of Defense may grant a license or permission to export from Australia goods listed in the Defense and Strategic Goods List ("DSGL"). The exportation from Australia of goods specified in the DSGL is prohibited unless a license or permission in writing has been granted by an authorized person. The only categories of goods listed in DSGL which appear to have any potential relevance to the technology of the Australian subsidiaries of the Company are goods having a dual use (military/civilian) being certain types of software as listed. None of the Company's technology falls into any of the categories of software currently listed in the DSGL.

COMPETITION

The market for digital media manipulation and stereoscopic 3D display technology is rapidly evolving, highly competitive and recently characterized by the frequent introduction of new products based upon rapidly developing technologies.

In order to understand where the Company believes competition will occur, it is first necessary to differentiate `stereoscopic' 3D from the heavily marketed term "3D" used extensively in the present-day video game and PC software markets. Enhanced or "stereoscopic 3D", as created by the Company's Dynamic Depth Cueing process, allows the viewer to see the images in lifelike 3D by adding the appearance of depth to the image. Stereoscopic 3D involves displaying two or more slightly different left and right eye views of the image which the viewer then perceives to be a `real' 3D image with enhanced depth. The benefit of stereoscopic 3D is that it provides a visually richer image to the viewer allowing objects and characters to appear behind the surface of the display screen and also, importantly, to appear to move off the screen towards the viewer under certain circumstances.

The term `3D' as it is used in today's video game and PC software markets simply implies that a three dimensional computer graphics model of a character or object is created by the computer. This allows the viewer to see the object from a number of viewpoints as they navigate around it or manipulate it on screen. The object is generally viewed in 2D however. In light of this difference, the Company does not believe that its products and services compete with the majority of '3D' based products.

A number of the organizations with which the Company may compete are well-established manufacturers and developers of video hardware and software publishers. Some of the Company's competitors possess substantially greater financial, marketing, personnel and other resources than the Company, have established reputations relating to product design, development, manufacture, marketing and service of digital media manipulation and stereoscopic 3D display products and have significant budgets to permit them to implement extensive advertising and promotional campaigns to market new products in response to competitors.

Competition to the Company's 2D to 3D DeepSee-TM- conversion technologies also comes from the origination of 3D film, videos and live broadcasts using 3D cameras. A number of films and movies have been created using conventional 3D camera equipment, however it is the complex equipment and time consuming techniques that deter most film makers from creating 3D productions.

The Company's objective is to deliver content that can be viewed in 2D or 3D. The Company anticipates that the unique 2D compatible 3D nature of the transmission process will allow 3D films to be processed and delivered in 2D compatible 3D format. The Company therefore views the 3D origination of content as complementary to providing a solution to creating 3D content.

The Company expects that competition to its proprietary hardware and software solutions may come from a number of existing and emerging sources that vary between the following markets.


PC/Internet                Provision of 2D compatible 3D media via the Internet
Broadcast Television       Provision of 2D compatible 3D broadcast media
DVD Movies                 2D compatible 3D movies for Digital Versatile Disc (DVD)
Movie Films                Conversion of 2D films to 3D for theatrical release
Computer Animation         Simplifying the process of creating computer generated 3D movies
Video Games                Creating enhanced visual quality for DVD based video games
Professional Audio Visual  Professional video processor and 3D display technologies
Arcade Games               3D arcade display


COMPETITION IN THE PC/INTERNET MARKET

Competition to the Company's products and solutions in the PC/Internet market may come in any of the following areas:

- Conversion of photographic images from 2D to 3D for display in 3D on PCs
- Conversion of streaming video and movies from 2D to 3D for display in 3D on PCs
- Low bandwidth encoding of 3D images to allow display in 2D or 3D

PHOTOGRAPHIC IMAGES

The Company is aware of a small number of organizations based in the United States and Asia who offer technologies capable of converting photographic images to 3D. These companies include Wooboo and APEC based in Korea and Taiwan respectively and VREX based in the United States. These competitive products presently suffer from a number of drawbacks that deliver images of lower quality than those created by DeepSee-TM-. APEC and Wooboo use rudimentary pixel shifting techniques that can produce distorted 3D versions of 2D images while VREX appear to only be able to create 3D from pictures captured with a 3D camera or originated using computer graphics modeling packages. The Company's DeepSee-TM- software conversion products are capable of manipulating existing 2D images with a high degree of accuracy. This delivers high quality, low distortion 3D images that may be created from 2D photographs or 3D computer models.

STREAMING VIDEO AND MOVIES

The Company is only presently aware of one organization, Synthonics Inc., a United States company, whose technology could be applied to converting streaming video and movie files to 3D. The Synthonics technique involves constructing a computer wire frame model from a 2D image and utilizing this to create a stereo 3D image. This technology requires a minimum of two images from which to create the 3D image therefore allowing it to be used on successive frames of a movie or video. The Company believes that the requirement to create a wire frame model from a comparison of two images makes the Synthonics process less efficient than the depth cueing process employed in DeepSee-TM-.

2D COMPATIBLE 3D TRANSMISSION AND DELIVERY

The Company has seen demonstrations of a number of compression and encoding techniques for the delivery of 3D broadcast programming. None of these have taken the approach of delivering 2D compatible 3D media by compressing the 3D data and reinserting it into the original unaltered 2D image for subsequent distribution. This technique is subject of a number of patents applied for by the Company covering use in both the analog and digital broadcasting markets. The majority of techniques used to deliver 3D media involve the delivery of 3D-only images such as those used by US 3D broadcasting company C3Digital, of Salt Lake City, UT and 3D display manufacturer Visualabs of Calgary, Canada. The 3D-only field sequential transmissions offered by C3D Digital can only be viewed with a proprietary decoder box and are not viewable in 2D on standard television sets. The 3D signal used by the Visualabs 3D display is 2D compatible, however it is proprietary to the decoder in the Visualabs display and may not be viewed in 3D on a conventional television set. Alternative techniques produce 3D-only images that are at best 15% larger than their 2D equivalents whereas the compression techniques used in DeepSee-TM- typically deliver images that are 1% larger than their 2D counterpart and may be viewed in 2D or 3D.

COMPETITION IN THE BROADCAST MARKET

Competition to the Company's products and solutions in the Broadcast market may come in any of the following areas:

- Conversion of broadcast quality video and movies from 2D to 3D for display in 3D on televisions

- Low bandwidth encoding of 3D images to allow broadcast transmission and display in 2D or 3D

- Real time conversion of broadcast video signals to 3D at the viewpoint. (See Professional Audio Visual: Real Time Converter)

CONVERTING 2D BROADCAST CONTENT INTO 3D

As described in the PC/Internet Streaming Video and Movies section, Synthonics Inc. can convert certain material from 2D to 3D. This technology could be applied to conversion of 3D-only broadcast content.

2D COMPATIBLE 3D TRANSMISSION AND DELIVERY

The Company has seen demonstrations of a number of compression and encoding techniques for the delivery of 3D broadcast programming. None of these have taken the approach of delivering 2D compatible 3D media by compressing the 3D data and reinserting it into the original unaltered 2D image for subsequent distribution. This technique is subject of a number of patents applied for by the Company covering use in both the analog and digital broadcasting markets. The majority of techniques used to deliver 3D media involve the delivery of 3D-only images such as those used by US 3D broadcasting company C3Digital, of Salt Lake City, UT and 3D display manufacturer Visualabs of Calgary, Canada. These 3D-only transmissions can only be viewed with a proprietary decoder box and are not viewable in 2D on standard television sets. Alternative techniques produce 3D-only images that are at best 15% larger than their 2D equivalents whereas the compression techniques used in DeepSee-TM- typically deliver images that are 1% larger than their 2D counterpart and may be viewed in 2D or 3D.

REAL TIME 3D CONVERSION AT THE VIEWPOINT

A small number of companies offer devices capable of providing rudimentary 3D images on television sets. They use techniques including motion analysis of the incoming video signal or a single depth cue template to give the appearance of 3D depth to a scene. Consequently the 3D effect produced is inconsistent and potentially non-existent for scenes with no movement characteristics present. C3Digital also uses a real time converter to create 3D-only broadcast material for distribution to their 3D channel subscribers. Due to the inherent drawbacks of real time 3D generation (the limited 3D depth and the fact that 3D cannot presently be automatically generated for scenes containing no motion), the off-line 3D conversion process offered by DeepSee-TM- provides a more comprehensive 3D result and allows the content owner to exercise full control over the 3D effect in each scene, including those with no movement characteristics present.

COMPETITION IN THE DVD MOVIE MARKET

Competition to the Company's products and solutions in the DVD market may come in any of the following areas:

- Conversion of broadcast quality video and movies from 2D to 3D for display in 3D on televisions

- Low bandwidth encoding of 3D images to allow delivery on DVD and display in 2D or 3D

- Real time conversion of broadcast video signals to 3D at the viewpoint. (see Professional Audio Visual : Real Time 3D Converter)

CONVERTING 2D DVD VIDEO CONTENT TO 3D

As described in the PC/Internet Streaming Video and Movies section, Synthonics Inc. can convert certain material from 2D to 3D. This technology could be applied to conversion of 3D-only DVD video content.

2D COMPATIBLE 3D DVD DELIVERY

The Company is not aware of any organization that is presently endeavoring to deliver 2D compatible 3D DVD discs. This technique is subject of a number of patents applied for by the Company. The Company is aware of a number of encoding techniques for the delivery of 3D-only DVD movies. None of these have taken the approach of delivering 2D compatible 3D media by compressing the 3D data and reinserting it into the original unaltered 2D image for subsequent distribution. These 3D-only DVDs can only be viewed with a proprietary decoder box and are not viewable in 2D on standard television sets.

REAL TIME 3D CONVERSION AT THE VIEWPOINT

As described in the Broadcasting, Real Time 3D Conversion at the Viewpoint section, a small number of companies provide real time 3D converters capable of providing rudimentary 3D images from video signals. These can be used with DVD players.

COMPETITION IN THE FILM MARKET

Competition to the Company's products and solutions in the Film market may come from the conversion of 35 or 70mm movies from 2D to 3D.

The Company is aware that, in addition to Synthonics, Inc., IMAX-Registered Trademark- Corporation of Toronto, Canada is endeavoring to deliver a solution for converting 2D film to 3D. The IMAX-Registered Trademark-process, as demonstrated at a recent industry conference, uses techniques that require certain movement characteristics in the scene to achieve a 3D effect. The sophisticated 3D algorithms employed in DeepSee-TM-Studio Pro are not limited in this manner, and therefore offer greater capabilities to film makers at this time.

IMAX-Registered Trademark- Corporation is also heavily involved in the sponsorship of 70mm 3D films for which it provides custom 3D camera equipment, leased to film makers. As previously identified, the size and technical limitations of 3D camera equipment prevents film makers from capturing certain shots. The use of a 2D camera in conjunction with the DeepSee-TM- process removes such restrictions from film producers.

The Company is not aware of any instance where the Synthonics process has been used to convert 35 or 70mm film to 3D.

COMPETITION IN THE COMPUTER ANIMATION MARKET

Competition to the Company's products and solutions in the Computer Animation market may come from the present day approach of creating stereo 3D from computer graphic wire frame models. Animation packages are used to produce content ranging from IMAX-Registered Trademark- movies to PC streaming video. 3D productions including `T-Rex Back to the Cretaceous' and `Encounter in the Third Dimension' have been created using these techniques.

Users of many 3D computer graphic modeling packages may produce stereo 3D images of an existing production. Presently, this process is time consuming, since it requires a second image to be rendered from the wire frame models. The rendering stage is processor intensive and time consuming, doubling the time taken to create the 3D version in comparison to the 2D counterpart. The DeepSee-TM-process allows a depth cue to be automatically created from wire frames. The Depth Cues may then be used to create the stereo 3D image without requiring a full render of a second image. This substantially reduces the time taken to produce the stereo 3D image in comparison to the time taken using conventional techniques.

COMPETITION IN THE VIDEO GAME MARKET

Competition to the Company's products and solutions in the Video Game market may come from any of the following areas:

- Extraction of depth cues from streaming video and movies for compositing and display in 3D on PCs

- Low bandwidth encoding of depth cue data on DVD disc to allow display in 2D or 3D

The Company is aware of two organizations, Synthonics Inc. and Synapix Inc., two United States companies, whose technology could be applied to extracting depth cue information from video material. The Synapix technique involves constructing a depth cue from a 2D image and utilizing this to facilitate compositing. This technology requires a minimum of two images from which to create the depth cue therefore allowing it to be used on successive frames of a movie or video.

As described in the PC/Internet Streaming Video and Movies section, Synthonics Inc. can convert certain material from 2D to 3D. This technology could be applied to conversion of 3D-only video content.

In all the products identified as potential competitors to the Company's media conversion capabilities, none have taken the approach of delivering 2D compatible 3D media by compressing the 3D data and reinserting it into the original unaltered 2D image for subsequent distribution. This technique is subject of a number of patents applied for by the Company.

COMPETITION IN THE PROFESSIONAL AUDIO/VISUAL MARKET

The Company produces four products intended for use in the Professional Audio Visual market.

DEPTH CUE DECODING FOR SET TOP BOXES, DVD PLAYERS AND ACCESSORIES

The Company's depth cue data format is proprietary to the Company and subject to patent applications filed by the Company. The Company is aware of no other organization presently offering or planning to offer a hardware based depth cue decoder for 3D image generation under license or otherwise.

3D DEMULTIPLEXER TO 3D PROJECTION SYSTEMS

A number of organizations presently supply 3D Demultiplexer hardware systems. These include VRex and QD Technologies, two United States organizations. These hardware systems are offered in a variety of specifications that offer equivalent performance to those offered by the Company.

REAL TIME 3D CONVERTER

Sanyo Corporation offers a real time converter that is marketed in the medical imaging market in the United States. A similar product is marketed by C3D Digital as a real time converter for use with videocassettes and DVD players in the United States. These hardware systems are offered in a variety of specifications that offer equivalent performance to those offered by the Company. Since real time 3D can only be created in a rudimentary manner based upon certain types of movement in a scene it is therefore of a substantially lower quality than the depth cue based 3D created with DeepSee-TM- Studio Pro.

LINE DOUBLING FOR VIDEO SIGNALS

A number of organizations including Faroudja, Vidikron, DWIN, Runco and QD Technologies manufacture and license line doubling and quadrupling technologies. These are aimed at the professional audio visual and home theater markets. These hardware systems are offered in a variety of specifications that offer equivalent performance to those offered by the Company.

COMPETITION IN THE ARCADE GAME MARKET

Competition to the Company's products and solutions in the Arcade Game market may come from any company offering the display of 3D images.

A number of 3D display technologies are available in the arcade game industry including virtual reality headsets and 3D display screen lenses. Virtual Reality game participation requires the player to wear a headset. This is seen as a deterrent to some players for health and safety reasons as well as a process that reduces player throughput as the headset is put on and taken off between each game. The unique, patented headset free head tracking technology used in the Company's 3D projection display is seen as a major advantage over virtual reality headsets since it does not compromise player throughput.

3D glasses free display lenses have recently been previewed at video game shows however they suffer from image distortion since they employ curved display lenses. The Company is not aware of any glasses-free display lens that has been introduced in an arcade product. None of the 3D glasses free lenses offer a giant display screen possible with the Company's 3D projection display system.

EMPLOYEES



As of December 1, 1999, the Company had 20 employees, 12 of whom are engaged in engineering, research and development, 3 of whom are engaged in marketing and sales activities and 5 of whom are in administration. The Company also contracts the services of qualified hardware and software engineers on a project by project basis. For 2D to 3D media conversion services, the Company has trained 12 computer operators who work under contract to the Company on a project by project basis. None of the Company's employees is represented by a labor union. The Company considers its employee relations to be satisfactory.



BUSINESS RISKS

This Registration Statement contains forward-looking statements which involve risks and uncertainties. When used in this filing, the words "may," "will," "expect," "anticipate," "believe," "continue," "estimate," "project," "intend," and similar expressions are intended to identify forward-looking statements regarding events, conditions and financial trends which may affect the Company's future plans of operations, business strategy, operating results and financial position. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Such statements are not guarantees of future performance and are subject to risks and uncertainties and actual results may differ materially from those included within the forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Registration Statement. In addition to the other information in this Registration Statement, the following risk factors should be considered carefully in evaluating the Company and its business.

LIMITED OPERATING HISTORY; HISTORY OF LOSSES; EXPLANATION OF GOING CONCERN

An investment in the Company should be viewed in light of the risks and uncertainties inherently faced by a company in the early stages of development, particularly given the evolving and highly competitive technology market in which the Company competes. The Company concluded its reorganization and commenced operations in respect of the 3D display technology in May 1994 and has incurred net losses in each quarter since its reorganization. As to date the Company has been engaged in product research and development and establishing its technology development strategy. The Technologies are just beginning to become available for marketing release and licensing. Accordingly, the Company has a limited operating history on which an evaluation of the Company's prospects can be made. The Company and its prospects must be considered in light of the risks, expenses and difficulties frequently encountered in the establishment of a business in an industry with evolving standards, and the development and commercialization of new products based on innovative technology.

The Company incurred net losses of approximately $1,599,100, $2,256,900 and $6,066,200 in Fiscal 1997, 1998 and 1999, respectively. As of June 30, 1999, the Company had an accumulated deficit of approximately $11,896,400. In addition, the Company intends over time to continue its level of expenditures in the areas of research and development and increase its level of expenditures in the areas of sales and marketing. As a result, the Company anticipates that it will incur net losses for the foreseeable future, and there can be no assurance that the Company will ever become profitable. There can be no assurance that the Company's revenues will increase in future periods, that the Company will become profitable, if at all, on a quarterly or annual basis in the future or that any such profitability can be sustained.

To the extent that funds generated from operations, existing working capital resources and the proposed financing discussed above are insufficient, the Company will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on terms acceptable to the Company. If adequate working capital is not available, the Company may be required to curtail its operations.

Due to these uncertainties, the reports of the Company's independent auditors for the years ended June 30, 1999, 1998 and 1997 contain an explanatory paragraph as to the substantial doubt about the Company's ability to continue as a going concern. The Company's long-term viability and growth will depend upon the successful commercialization of its technologies and its ability to obtain adequate financing, as to which there can be no assurances.

IMMEDIATE NEED FOR ADDITIONAL FUNDS; DILUTION TO EXISTING SHAREHOLDERS

The Company requires substantial working capital to fund its business, particularly in light of its expected continued operating losses. Although the Company believes its existing cash balances and cash flow expected to be generated from future operations should be sufficient to meet the Company's working capital requirements for at least six (6) months, there can be no assurance that such funds will be sufficient. To the extent that such funds are insufficient to finance the Company's working capital requirements, the Company will be required to raise additional funds through private or public equity or debt financing. Such additional financing could result in dilution to existing stockholders. There can be no assurance that the additional equity or debt financing, if required, will be available on acceptable terms, on a timely basis or at all. In the event that additional financing is unavailable, the Company may be required to reduce its sales and marketing efforts.

POTENTIAL FLUCTUATIONS IN OPERATING RESULTS; LENGTHY SALES CYCLE

The Company's operating results have fluctuated significantly in the past, and are likely to continue to fluctuate in the future, on a quarterly and on an annual basis as a result of a wide variety of factors, many of which are beyond the Company's control. Certain factors that may affect the Company's operating results in the future include demand for the Company's products and services; size and timing of specific sales; level of product and price competition; timing and market acceptance of new product introductions and product enhancements by the Company and its competitors; changes in pricing policies by the Company or its competitors; the Company's ability to hire, train and retain personnel; the length of sales cycles; the Company's ability to establish and maintain strategic relationships with third parties; delay of customer purchases caused by announcement of new technology or otherwise; mix of distribution channels through which products are sold; changes in the Company's sales force incentives; software defects and other product quality problems; personnel changes; changes in the Company's strategy; general domestic and international economic and political conditions; economic conditions specific to the Internet, Internet media and cable television industries; and budgeting cycles of the Company's customers. As a result of the foregoing and other factors, including the factors identified below, the Company anticipates that it may experience material fluctuations in operating results on a quarterly basis.

Sales of the Company's products generally require the Company to engage in a relatively lengthy sales effort. As a result of the length of its sales cycle, the Company has a limited ability to forecast the timing and amount of specific sales. Because the timing of individual sales is difficult to predict, large individual sales may occur in quarters other than those anticipated by the Company. Any shortfall from anticipated revenues could result in significant variations in operating results from quarter to quarter. The Company's business, operating results and financial condition could be materially adversely affected by any revenue shortfall in a particular quarter.

Based on the risk identified in this and other risk factors contained herein, the Company believes that future revenues, expenses and operating results are likely to vary significantly from period to period. In particular, because the Company is at an early stage of development, period to period comparisons of operating results are not necessarily meaningful or indicative of future performance.

DEPENDENCE ON OTHERS TO INTRODUCE, MARKET AND PROMOTE DDD-BASED PRODUCTS AND SERVICES FOR INFORMATION APPLIANCES

To date, DDD-based products and services have only been used in connection with the conversion of 35mm and 70mm film and professional video media and computer animations from 2D to 3D. For DDD-based products and services to gain widespread market acceptance and for the Company to succeed, the Company must enter into customer agreements with a number of companies in a variety of industries, including but not limited to Cable Television Operators, Internet Content Providers, Graphic Software Publishers, Photographic Image Processors, Web Developers, Television Content Providers, Film Content Providers and Film Library Owners. Such companies must successfully introduce, market and promote DDD-based products and services for the markets in which they operate.

Although the Company's success depends on the successful and timely introduction of DDD-based products and services by its customers, none of the Company's customers are contractually obligated to introduce, market or promote DDD-based products and services nor are any of the Company's customers contractually required to achieve any specific introduction schedule. The Company's failure to enter into customer agreements with additional customers or the failure of the Company's customers to timely and successfully introduce, market and promote DDD-based products and services for the markets in which they operate or the failure of DDD-based products and services to gain widespread market acceptance would have a material adverse effect on the Company's business, operating results and financial condition.

DEPENDENCE ON HARDWARE MANUFACTURERS

Because the Company does not intend to manufacture hardware components, but instead to license its technology to Set Top Box Manufacturers, PC Peripheral Manufacturers, DVD Player Manufacturers and Digital Camera/Camcorder Manufacturers, the Company's success will depend, in part, upon its ability to enter into agreements with various hardware manufacturers to manufacture products incorporating the Company's technology, and upon the successful introduction and commercial acceptance of such products into the market. The Company does not anticipate that agreements with any of these manufacturers will require the manufacturers to manufacture or distribute products incorporating the Company's software platform into products. The failure of the Company to enter into agreements with manufacturers that incorporate the Company's software into products that achieve broad market acceptance with consumers and businesses will have a material adverse affect on the Company's business, operating results and financial position.

COMPETITION

The market for the Company's products is new, competitive, subject to rapid technological change and evolving standards and significantly affected by new product introductions and other market activities of industry participants. The Company believes competition will intensify as the markets it has targeted develop and competitors focus on additional product and service offerings. Increased competition could result in price reductions, fewer customer orders, reduced gross margins, longer sales cycles and loss of market share, any of which would materially adversely affect the Company's business, operating results and financial condition.

Many of the Company's existing and potential competitors have longer operating histories, longer customer relationships, greater name recognition and significantly greater financial, technical, sales and marketing and other resources than the Company. Such competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sales of their products than the Company. Further, current or potential customers may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing their ability to address the needs of the Company's current or prospective customers. The Company's current or future indirect channel partners may establish cooperative relationships with current or potential competitors of the Company, thereby limiting the Company's ability to sell its products through particular distribution channels. Accordingly, it is possible that new competitors or alliances among current competitors may emerge and rapidly gain significant market share. There can be no assurance that existing or future competitors will not develop or offer technologies that provide significant economic, technological, creative or strategic advantages over those offered by the Company.

The Company's ability to retain its existing customers and attract new customers depends on the quality of its products and services, the speed of its technological developments, the price of its products and services, its quality of marketing, its reputation in the industry and its ability to maintain customer satisfaction. To that end, the Company must continue to develop appropriate marketing solutions, incorporate new technological capabilities, meet time sensitive deadlines and devise appropriate pricing strategies. To the extent that the Company's competitors are perceived as providing superior products and services, or to the extent that the Company's customers are dissatisfied with the Company's products and services, the Company's business, operating results and financial condition could be materially adversely affected.

LACK OF MARKET ACCEPTANCE OF COMPANY PRODUCTS; RAPID TECHNOLOGICAL CHANGE; RISKS ASSOCIATED WITH PRODUCT DEVELOPMENT, INTRODUCTIONS AND ANNOUNCEMENTS

The market for the Company's products is characterized by evolving industry standards, rapid technological change and frequent new product introductions and enhancements. A key component of the Company's business is to enable businesses to deliver a new generation of interactive digital content and applications to users. Accordingly, some of the Company's success will depend upon its ability to adhere to and adapt its products to evolving Internet, DVD and broadcast protocols and standards so that users may obtain popular content.

The Company's operating results will therefore depend to a significant extent on its ability to successfully develop and introduce new products that meet changing customer requirements and emerging industry standards on a timely basis and to reduce costs of existing products. There can be no assurance that the Company's current or future products will achieve market acceptance or that the Company will successfully identify new product opportunities and develop and bring new products to market in a timely manner, that products developed by others will not render the Company's products or technologies obsolete or noncompetitive, or that the Company's products will be selected for design into the products of manufacturers. The failure of any of the Company's product development efforts could have a material adverse effect on the Company's business, operating results and financial condition.

The Company may experience delays in completing development and introduction of new software products. In addition, from time-to-time, the Company or others may announce products, features or technologies that have the potential to shorten the life cycle of or replace the Company's then-existing products. Such announcements could cause existing and potential customers to defer the decision to buy or determine not to buy the Company's products, and such decisions would have a material adverse effect on the Company's business, operating results and financial condition.

LIMITED PROTECTION OF PROPRIETARY TECHNOLOGY; RISKS OF INFRINGEMENT

The company relies primarily on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary technology. In addition, the company has several patent applications pending. there can be no assurance that any patents will be issued pursuant to these applications or that, if granted, such patents would survive a legal challenge to their validity or provide significant protection for the company. The company has also taken steps to avoid disclosure of its trade secrets, including adopting a corporate policy on confidentiality that applies to all employees, requiring non-employees with access to proprietary information to enter into written confidentiality agreements with the company and contractually restricting customer access to the company's source code.

Despite the Company's efforts to protect its proprietary rights, there can be no assurance that the steps taken by the Company will be adequate to deter misappropriation of its proprietary information, that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights or that the Company's competitors will not independently develop similar technology. In addition, the laws of many countries do not protect the Company's proprietary rights to as great an extent as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology. Any failure by the Company to meaningfully protect its intellectual property could have a material adverse effect on the Company's business, operating results and financial condition.

In the future, the Company may receive notice of claims of infringement of other parties' intellectual property rights. Although the Company does not believe that its products infringe on the intellectual property rights of third parties, there can be no assurance that such a claim will not be asserted against the Company in the future, that the assertion of such a claim will not result in litigation or that the Company would prevail in such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms. Further, the Company acknowledges that software product developers may increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps.

RISK RELATED TO EVOLVING DISTRIBUTION CHANNELS

The Company intends to reach its customers through distribution agreements and strategic partnerships. The development of these indirect channels will require the investment of significant Company resources, which could materially adversely affect the Company's business, operating results and financial condition if the Company's efforts do not generate significant license revenues. There can be no assurance that the Company will be able to attract strategic partners that will be able to effectively market the Company's products and services. The failure to recruit strategic partners that are able to successfully market the Company's products and services could adversely affect the Company's business, operating results and financial condition. In addition, if it is successful in selling products and services through this channel, the Company's gross margins will be negatively affected due to discounts offered to such strategic partners.

DEPENDENCE ON THE INTERNET

Market acceptance of the Company's products and solutions is partially dependent upon the pervasive adoption of the Internet for entertainment. As is typical in the case of an emerging industry characterized by rapidly changing technology, evolving industry standards and frequent new product and service introductions, demand for and market acceptance of recently introduced Internet products and services are subject to a high level of uncertainty. In addition, critical issues concerning the commercial use of the Internet remain unresolved and may affect the growth of Internet use, especially in the enterprise and consumer markets targeted by the Company.

The adoption of the Internet for entertainment and access to content, particularly by those individuals and enterprises that have historically relied upon alternative means of entertainment and access to content, generally requires understanding and acceptance of a new way of conducting business and exchanging information. In particular, enterprises that have already invested substantial resources in other means of providing entertainment content may be reluctant and slow to adopt a new strategy. If the market fails to develop or develops more slowly than expected, or if market competition increases, the Company's business, operating results and financial condition may be materially adversely affected.

To the extent that the Internet continues to experience an increase in users, an increase in frequency of use or an increase in the bandwidth requirements of users, there can be no assurance that the Internet infrastructure will be able to support the demands placed upon it. In addition, the Internet could lose its viability as a commercial medium due to delays in development or adoption of new standards or protocols required to handle increased levels of Internet activity, or due to increased government regulation. Changes in, or insufficient availability of, telecommunications or similar services to support the Internet also could result in slower response times and could adversely affect use of the Internet generally.

If use of the Internet does not continue to grow or grows more slowly than expected, or if the Internet infrastructure, standards, protocols or complementary products, services or facilities do not effectively support any growth that may occur, the Company's business, operating results (attributable to that portion of the Company's business derived from Internet based products and services) and financial condition would be materially adversely affected.

RISK OF SOFTWARE DEFECTS

Software products as complex as those offered by the Company may contain defects or failures that may be detected at any point in the product's life. The Company may experience delays or lost revenue to correct such defects in the future. Despite testing by the Company, errors may still be found in new products or releases of commercial shipment, resulting in loss of or delay in revenues, loss of market share, failure to achieve market acceptance, diversion of development resources and harm to the Company's reputation. Any such occurrence could have a material adverse effect on the Company's business, operating results and financial condition.

YEAR 2000 COMPLIANCE

Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. Beginning in the year 2000, these date code fields will need to accept four digit entries or otherwise be able to distinguish 21st century dates from 20th century dates. As a result, in less than one year, computer systems and software used by many companies and organizations in a wide variety of industries will experience operating difficulties unless they are modified or upgraded to process information related to the century change adequately. Significant uncertainty exists in the software and other industries concerning the scope and magnitude of problems associated with the century change.

The Company has recently implemented procedures to ensure that its software products are Year 2000 compliant. Although the Company believes that its products are substantially Year 2000 compliant, it will test and review its products and continue to make additional enhancements to ensure all products are Year 2000 compliant before December 31, 1999. However, there can be no assurance that the Company will be successful in making its products fully Year 2000 compliant by such date or that actual internal or external personnel and resources required to achieve such compliance will not materially exceed the Company's current estimates.

In addition, the Company utilizes third-party equipment and software that may not be Year 2000 compliant. Failure of such third-party equipment or software to operate properly with regard to the Year 2000 and thereafter could require the Company to incur unanticipated expenses to remedy any problems, which could have a material adverse affect on the Company's business, operating results and financial condition. Any failure by the Company to make its products Year 2000 compliant could result in a decrease in sales of the Company's products, an increase in the allocation of resources to address Year 2000 problems of the Company's customers without additional revenue commensurate with such dedication of resources and an increase in litigation costs relating to losses suffered by the Company's customers due to such Year 2000 problems.

Furthermore, the purchasing patterns of the Company's enterprise customers or potential enterprise customers may be affected by Year 2000 issues as businesses expend significant resources to correct their current systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase products and services such as those offered by the Company, which could have a material adverse affect on the Company's business, operating results and financial condition.

MANAGEMENT OF GROWTH

The Company's rapid growth has placed, and is expected to continue to place, a significant strain on the Company's managerial, operational and financial resources. Moreover, the Company expects to significantly expand its operations by, among other things, expanding the number of employees in professional services, research and development and sales and marketing. This additional growth will place a significant strain on its limited personnel, financial and other resources. The Company's future success will depend, in part, upon the ability of its senior management to manage growth effectively. This will require the Company to implement additional management information systems, to further develop its operating, administrative, financial and accounting systems and controls, to hire additional personnel, to develop additional levels of management within the Company, to locate additional office space in the United States and internationally and to maintain close coordination among its development, accounting, finance, sales and marketing, consulting services and customer service and support organizations. The failure of the Company to manage its future growth successfully would have a material adverse effect on the Company's business, operating results and financial condition.

DEPENDENCE ON KEY PERSONNEL; NEED TO ATTRACT AND RETAIN QUALIFIED PERSONNEL

The Company's future success depends in large part on the continued service of its senior management and other key technical, sales and marketing personnel. The loss of the services of any key employee could have a material adverse effect on the Company's business, operating results and financial condition. If one or more members of the Company's senior management or any of the Company's key employees were to resign from the Company, particularly to join a competitor or to form a competitor of the Company, the loss of such personnel and any resulting loss of existing or potential customers to any such competitor could have a material adverse effect on the Company's business, operating results and financial condition. In addition, there can be no assurance that, in such an event, the Company would be able to recruit personnel to replace such senior management on terms that are acceptable to the Company. Further, the Company maintains no key-person life insurance.

The Company's future success also depends to a significant degree on its ability to attract, assimilate and retain highly qualified technical, sales and management personnel. Competition for such personnel is intense and the process of locating key technical, sales and management personnel with the combination of skills and attributes required to execute the Company's strategy is often lengthy. There can be no assurance that the Company will continue to attract, assimilate and retain key personnel, and the failure to do so will have a material adverse effect on the Company's business, operating results and financial condition.

CONTROL BY EXISTING OFFICERS AND DIRECTORS.

The Company's executive officers and directors currently own an aggregate of 1,937,858 options, warrants and issued Common Shares, which represents approximately 11% of the outstanding Common Shares as of the date hereof.

CONFLICTS OF INTEREST.

Certain of the directors and officers of the Company are also directors and/or officers and/or shareholders of other high-tech companies, or of other companies with whom the Company has contractual relations. If any conflicts arise whereby directors have interests in companies or in business activities which are in competition with the business of the Company, such conflicts will be subject to and governed by the laws applicable to directors and officers in conflict of interest, including the procedures described in the Business Corporations Act (Alberta) which are set forth in Item 13 Interests of Management in Certain Transaction hereof.

DIVIDENDS.

All of the Company's available funds will be invested to finance the growth of the Company's business and, therefore, investors cannot expect and should not anticipate receiving a dividend on the Common Shares in the foreseeable future.

ENFORCEMENT OF CIVIL LIABILITIES.

As substantially all of the assets of the Company and its subsidiaries are located outside of Canada, it may be difficult or impossible to enforce judgments granted by a court in Canada against the assets of the Company and its subsidiaries or the directors and officers of the Company resident outside of Canada.

GOVERNMENT REGULATIONS; SAFETY ASPECTS.

The Company is commercially active in a number of countries with different legislation pertaining to the regulation of the Company's products. Full compliance in one jurisdiction is not a guarantee that products do not violate regulations or exceed safety limits in other jurisdictions.

Although the Company's licensees are generally responsible for compliance with safety and other laws in each country to which licensed products are supplied, there can be no absolute guarantee that product liability can be isolated to the licensees of the Company or that the Company's prototypes could not cause litigation in case of accidental malfunction or breach of safety standards. There can be no assurance that the claims against the Company can be successfully defended or that the consequences of such litigation may not have a material effect on the business or financial results of the Company.

CURRENCY FLUCTUATIONS.

The Company currently bills only in United States and Australian dollars with its revenues and expenses, and its assets and liabilities recorded in its subsidiary company's functional currency which are translated to Canadian dollars for reporting purposes. Exchange rates for these currencies often fluctuate in relation to the Canadian dollar and such fluctuations may effect the Company's assets and liabilities when they are translated to Canadian dollars. The Company does not currently engage in any hedging transactions in international currencies.

PRODUCT SAFETY STANDARDS

Prior to introducing the hardware products in certain countries, the Company may be required to submit products for testing to local electrical and electromagnetic interference safety standards. Failure to be able to meet the local safety standards may result in the Company not being approved to sell the products in the country concerned. There can be no assurance that the Company will be able to comply with such regulations.

ITEM 2   DESCRIPTION OF PROPERTY

Dynamic Digital Depth Australia Pty. Ltd. ("DDD Australia Pty. Ltd.") exercised an option deed on a building comprising 1,711 square meters located at 6-8 Brodie Hall Drive, Technology Park, Bentley, Western Australia. DDD Australia Pty. Ltd. currently occupies Unit 1 comprised of 758 square meters of this building and is actively seeking purchasers for the building on a suite by suite basis. As of December 30, 1999, the Company has sold two Units of this building, including Unit 1. Dynamic Digital Depth Australia Pty Ltd has entered into a ten year lease with the purchaser an annual rental of A$121,280.

Dynamic Digital Depth Inc. maintains one office suite comprising approximately 1,000 square feet in California at an annual cost of U.S. $30,000. In order to accommodate the planned expansion of the USA office, the Company has executed a lease for 5,637 square feet in Santa Monica, California to replace the existing office suite. The term of the lease is sixty months commencing upon completion of certain improvements to the property with an annual base rent of US $216,460 secured by a letter of credit.

ITEM 3   LEGAL PROCEEDINGS

On January 22, 1999 Angus Duncan Richards ("Richards") served a notice of dispute on the Company related to the terms of a Consulting Agreement between the Company and Richards. Richards alleges that the Company has breached the Consulting Agreement through the failure to make payments to Richards out of the gross annual income receipts and capital funds raised in connection with the exploitation of certain technologies which Richards assisted to develop. Richards also alleges that the Company has failed to use its best endeavors to commercially exploit the technology. Richards also alleges that the certain intellectual property which was assigned to Dynamic Digital Depth Research Pty. Ltd. be returned to Richards. In the event that Richards was to succeed in his claim the Company would be exposed to a liability to pay to Richards AUS $99,053 together with further payments not exceeding AUS $200,000 per annum contingent upon the extent to which the Company derives revenue and capital from commercial exploitation of certain technologies which Richards assisted to develop. The dispute is subject to arbitration for which no date has been set. The Company refutes all of the allegations and intends to rigorously defend this matter.

On December 20, 1998, Richards commenced litigation in The Court of Queen's Bench of Alberta, Judicial District of Calgary, in Alberta, Canada seeking monetary damages of $227,500 plus interest and court costs. Richards alleges that the Company failed to permit him to exercise options to purchase 182,000 Common Shares at an exercise price $1.25 per share. The Company refused to permit Richards to exercise the options based upon a determination that the options had expired prior to Richards attempt to exercise the options. The Company filed a Statement of Defense on February 10, 1999. The litigation is currently in the discovery phase. The Company refutes all of the allegations and intends to rigorously defend this matter.

ITEM 4   CONTROL OF REGISTRANT

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of December 1, 1999 by each person who, to the knowledge of the Company, beneficially owned more than 10% of the Common Stock.


-------------------------- ------------------------------ --------------------
NAME AND PLACE OF          NUMBER OF COMMON SHARES        PERCENTAGE OF
RESIDENCE                  OWNED OR CONTROLLED AS AT      OUTSTANDING
                           THE EFFECTIVE DATE(1)          COMMON SHARES
-------------------------- ------------------------------ --------------------
The Liverpool Limited      3,375,479                      18.8%
Partnership
Bermuda
-------------------------- ------------------------------ --------------------
Westgate International,    3,375,480                      18.8%
L.P.
Cayman Islands
-------------------------- ------------------------------ --------------------

(1) Information as to beneficial shareholdings has been provided to the Corporation by these beneficial shareholders. The general partners of these beneficial shareholders are Liverpool Associates, Ltd. and Hambledon, Inc. respectively. The Company has no information as to the identity of the limited partners of these entities.

ITEM 5   NATURE OF TRADING MARKET

The Common Shares are listed and posted for trading on the ASE under the stock symbol "DDE." The following table sets forth the high and low closing bid prices on the ASE and the volume of Common Shares traded for each Fiscal quarter for the period indicated. All financial figures are expressed in Canadian Dollars.



   FISCAL PERIOD           HIGH (CAD$)    LOW (CAD$)        VOLUME
(JUNE 30 YEAR-END)

2000
First Quarter                 $9.25          $2.50        1,124,548
1999
Fourth Quarter                $3.80          $1.15          939,164
Third Quarter                 $1.50          $0.80          121,720
Second Quarter                $2.05          $1.10          223,437
First Quarter                 $2.20          $1.65          886,478
1998
Fourth Quarter                $2.25          $1.20        1,605,107
Third Quarter                 $1.90          $0.75          421,963
Second Quarter                $2.00          $1.25          523,799
First Quarter                 $2.30          $1.15          852,689


(prices and volume for periods prior to August 1998 have been restated to give effect to a one-for-five reverse stock split)


On December 20, 1999, the closing bid price of the Common Shares on the ASE was $7.50 per share.


To the best of the Company's knowledge, as of June 28, 1999, 2,962,302 Common Shares were held by 7 registered holders in the United States. The Common Shares currently are not listed for trading on any securities exchange in the United States. The Common Shares are not registered to trade in the United States in the form of American Depository Receipts or similar certificates.

ITEM 6   EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments by the Company to non-residents. Dividends paid to United States residents, however, are subject to a 15% withholding tax or a 5% withholding tax for dividends if the shareholder is a corporation owning at least 10% of the outstanding voting shares of the corporation pursuant to
Article X of the reciprocal tax treaty between Canada and the United States. (See "Item 7 - Taxation")

In addition, there are no limitations specific to the rights of non-Canadians to hold or vote the Common Shares under the laws of Canada or the Province of Alberta, or in the charter documents of the Company.

Management of the Company believes that the Investment Canada Act (the "Act") which governs the basis on which non-Canadians may invest in Canadian businesses, does not apply in the case of the Company, as the Company does not
(a) have a place of business in Canada; (b) employ individuals in Canada in connection with its business; and (c) have assets in Canada which are used in carrying on the Company's business.

ITEM 7   TAXATION

CANADIAN TAXATION ISSUES

The following is a summary of the principal Canadian federal income tax considerations generally applicable in respect of the Common Shares. The tax consequences to any particular holders of Common Shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder's particular circumstances.

This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, hold their Common Shares as capital assets and will not use or hold the Common Shares in carrying on business in Canada.

The following general discussion in respect of taxation is based upon the Company's understanding of the rules. No opinion was requested by the Company or provided by its auditors and lawyers.

Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25% of the gross amount of such dividends. However, Article X of the tax treaty between Canada and the United States reduces to 15% the withholding tax on the gross amount of dividends paid to residents of the United States. A further reduction in the withholding tax rate on the gross amount of dividends to 5% for dividends paid in 1997 and thereafter where a United States corporation owns at least 10% of the voting stock of the Canadian corporation paying the dividends.

A non-resident who holds Common Shares as a capital asset will not be subject to taxes on capital gains realized on the disposition of such Common Shares unless such Common Shares are "taxable Canadian property" within the meaning of the Income Tax Act (Canada) and no relief is afforded under any applicable tax treaty. The Common Shares would be taxable Canadian property of a non-resident if, at any time during the five year period immediately preceding a disposition by the non-resident of such Common Shares not less than 25% of the issued shares of any class of the Company belonged to the non-resident, the person with whom the non-resident did not deal at arm's length, or to the non-resident and any person with whom the non-resident did not deal at arm's length. Article XIII of the tax treaty between Canada and the United States provides relief from Canadian tax on capital gains from the sale of Common Shares which are "taxable Canadian property" unless the person who disposes of the Common Shares:

    a) was resident in Canada for 120 months in the 20 years preceding the disposition;

    b) was resident in Canada at any time in the 10 years preceding the disposition; and

    c) the Common Shares were owned at the time the person ceased to be resident in Canada.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of certain United States federal income tax consequences that may apply to a "U.S. Holder" (as defined below) of Common Shares. This discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Department regulations promulgated thereunder (the "Regulations"), published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS, and court decisions that are currently applicable, any or all of which could materially and adversely change at any time, possibly on a retroactive basis. In addition, the discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied at any time, possibly on a retroactive basis. The following discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Common Shares. No opinion was requested by the Company, or is provided by its lawyers and/or auditors, with respect to the United States federal income tax consequences described in the following discussion. Accordingly, holders and prospective holders of Common Shares should consult their own tax advisors about the United States federal, state, local and foreign tax consequences of purchasing, owning, and disposing of Common Shares.

U.S. HOLDERS

As used herein, a "U.S. Holder" includes a holder of Common Shares who is a citizen or resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, certain defined trusts and estates, and any other person or entity whose ownership of Common Shares is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of Common Shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

DISTRIBUTIONS ON COMMON SHARES

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to Common Shares are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal taxable income by those who itemize deductions. (See the detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the Common Shares (and not subject to tax) and thereafter as gain from the sale or exchange of the Common Shares (which is taxable as capital gains). Preferential tax rates for long-term capital gains may apply to certain U.S. Holders who satisfy minimum holding period and other requirements. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.


Dividends paid on the Common Shares generally will not be eligible for the dividends-received deduction available to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

FOREIGN TAX CREDIT

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Common Shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Furthermore, a US Holder which is a domestic corporation may claim a deemed paid foreign tax credit based on the underlying income taxes of the Company.

Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States federal income tax liability that the U.S. Holder's foreign source income bears to his/her or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be allocated to foreign and domestic sources. Complex rules govern this allocation process. There are further limitations on the foreign tax credit for certain types of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. The availability of the foreign tax credit, the deemed paid foreign tax credit, and the application of the limitations on the credit are fact-specific and holders and prospective holders of Common Shares should consult their own tax advisors regarding their individual circumstances.

DISPOSITION OF COMMON SHARES

A U.S. Holder will recognize gain or loss upon the sale of Common Shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the Common Shares. This gain or loss will be capital gain or loss if the Common Shares are a capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

AUSTRALIAN TAXATION ISSUES

The shareholders of the Company are not directly subject to any Australian income taxes, however, the Company is subject to the following tax laws related to its Australian subsidiaries.

The Australian subsidiaries of the Company will be assessed separately to Australian income tax on all income sourced worldwide. The Australian tax year runs from July 1 to June 30, however permission can be sought for a substituted tax year to coincide with the tax year of an overseas holding company. Trading profits and other income of the subsidiaries is taxable at the rate of 36%. The Federal Government of Australia is presently considering introducing a goods and services tax ("GST") which, if introduced, may coincide with a reduction in the corporate rate of income tax, but will increase the tax expense for the subsidiaries of goods and services consumed by them. Capital gains are taxed at the ordinary company income tax rate. Dividends paid by the Australian subsidiaries to the Company will be free from dividend withholding tax in Australia only to the extent that the relevant subsidiary has paid Australian tax on profits from which the dividends are paid (called "franked" dividends). Where a dividend paid by the relevant subsidiary to the Company is not "franked", a 15% withholding tax is payable under the Canada-Australia double tax treaty provided that the Company does not maintain a permanent establishment in Australia or a fixed base for the performance of independent personal services and the holding giving rise to the dividend is "effectively connected" with the permanent establishment or fixed base.

The trading losses of the subsidiaries incurred in the 1989/1990 financial year and subsequent years can be carried forward indefinitely and offset against future assessable income provided that the subsidiaries satisfy at least one of the tests of continuity of more than 50% of shareholding and control or continuity of carrying on the same business.

Since the Company holds more than 15% of the equity, control or income of the subsidiaries any interest bearing loans made by the Company to the subsidiaries must not exceed the ratio of 2:1 debt/equity or the subsidiaries will be denied a tax deduction for interest paid on the debt to the extent that the ratio is exceeded. Australian withholding tax on interest is at the rate of 10%.

Intercompany pricing rules apply to enable the Australian Commissioner of Taxation to adjust prices, with respect to underpriced receivables from foreign associates of Australian companies and overpriced revenue payable to such associates, back to arms length prices.

Companies are assessed for Australian income tax separately notwithstanding that they are part of a group of companies however intergroup losses can be transferred where there is 100% common ownership of the Australian resident companies by an ultimate corporate shareholder throughout the period of the relevant year or years of income.

OTHER CONSIDERATIONS

In the following four circumstances, the above sections of the discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of Common Shares of the Company. However, on the basis of (a) the number of shareholders of its Common Shares, (b) the majority ownership of its shares by Canadian and other non-U.S. residents, and (c) the fact that the majority of its assets are actively managed (not passively held), the Company believes that it is neither a "Foreign Personal Holding Company," "Foreign Investment Company," "Passive Foreign Investment Company," nor a "Controlled Foreign Company."

FOREIGN PERSONAL HOLDING COMPANY

If at any time during a taxable year more than fifty percent (50%) of the total combined voting power or the total value of the Company's outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States, and sixty percent (60%) or more of the Company's gross income for such year was derived from certain passive sources (e.g. from dividends received from its subsidiaries), the Company would be treated as a "foreign personal holding company" for United States federal income tax purposes. In that event, U.S. Holders that hold Common Shares would be required to include in gross income for such year their allowable portions of such passive income to the extent the Company does not actually distribute such income.

FOREIGN INVESTMENT COMPANY

If fifty percent (50%) or more of the combined voting power or total value of the Company's outstanding shares is held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts (as defined by Code Section 7701(a)(30)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging Common Shares to be treated as ordinary income rather than capital gains.

PASSIVE FOREIGN INVESTMENT COMPANY

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, depending upon the percentage of the Company's income which is passive, or the percentage of the Company's assets which are held for the purpose of producing passive income.

The rules governing PFICs can have significant tax effects on U.S. shareholders of foreign corporations. Section 1297(a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) seventy-five percent (75%) or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or
(ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is fifty percent (50%) or more. The taxation of a U.S. shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion. U.S. persons should consult with their own tax advisors with regard to the impact of these rules.

CONTROLLED FOREIGN COMPANY

If more than fifty percent (50%) of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company or the total value of the stock of the Company ("United States shareholders"), the Company could be treated as a controlled foreign corporation under Subpart F of the Code.

This classification would trigger the application of many complex results including the required inclusion by such United States shareholders in income of their pro rata share of "Subpart F income" (as specifically defined by the Code) of the Company and the Company's earnings invested in U.S. property. In addition, regardless of the classification of the Company as a Controlled Foreign Corporation under Section 1248 of the Code, gain from the sale or exchange of Common Shares by a U.S. person who is or was a United States shareholder (as defined above) at any time during the five-year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. Because of the complexity of Subpart F and Section 1248, and because it is not clear that the Company is a controlled foreign corporation, a more detailed review of these rules is outside of the scope of this discussion.

ITEM 8   SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with the Financial Statements and Notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial data included elsewhere in this Annual Report. The consolidated statements of loss and deficit for the years ended June 30, 1997, 1998 and 1999 and the balance sheet data at June 30, 1998 and 1999, are derived from audited consolidated financial statements included elsewhere in this Annual Report. The Company's audited consolidated financial statements are prepared in Canadian generally accepted accounting principles which vary in certain respects from United States generally accepted accounting principles. See Note 16 to the financial statements for a discussion of the significant differences between Canadian and U.S. generally accepted accounting principles as they apply to the Company for the periods presented therein.
Historical results are not necessarily indicative of future results.


                                                                       Year Ended June 30th
                                                                     1999      1998      1997
                                                                              $000's
INCOME LOSS AND DEFICIT
Total revenue                                                          199       368       279
Net loss from period                                                (6,066)   (2,257)   (1,599)
Per share                                                            (0.38)    (0.21)    (0.19)

BALANCE SHEET DATA (AT PERIOD END)
Total assets                                                          5,706     9,203     2,274
Total long-term debt                                                     64        88       980
Cash dividends declared per share                                      0.00      0.00      0.00

U.S. GAAP RECONCILED AMOUNTS
Net loss for period                                                  (6,077)   (3,026)   (2,459)
Per share                                                             (0.37)    (0.29)    (0.28)
Total assets                                                          5,666     7,547     1,414

ITEM 9 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH "SELECTED CONSOLIDATED FINANCIAL DATA" AND THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS ANNUAL REPORT. THIS DISCUSSION AND ANALYSIS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS, UNCERTAINTIES AND ASSUMPTIONS. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING, BUT NOT LIMITED TO, THOSE SET FORTH UNDER "BUSINESS RISKS" AND ELSEWHERE IN THIS ANNUAL REPORT.

BACKGROUND AND BASIS OF PRESENTATION

Dynamic Digital Depth Inc. ("DDD" or the "Company") is a software and hardware developer engaged in the development and commercialization of effective, affordable 3D content, services and delivery technologies for mass-market applications. DDD has developed a range of patented software and hardware applications centered upon the emerging demand and technical feasibility of displaying still and moving images in "stereoscopic 3D." The Company's solutions are designed for use in a broad range of markets including Internet, cable, satellite or terrestrial broadcasting, film and prerecorded video and DVD markets.

To date, the Company has had limited commercial revenues while its efforts have focused of the development of its technologies and products. Since inception, the Company has incurred operating losses of approximately $11.9 million related to the development of its technologies. The Company anticipates significant product introductions in late 1999 and early 2000 which should begin to generate revenue in Fiscal 2000, transforming the Company from principally a research and development company to a technology-based marketing, licensing and distribution company. The rate at which this transformation will occur is dependent on a number of factors, many of which are beyond the Company's control. These include the willingness of production companies to make their content available in 3D, the willingness of broadcasters and cable system operators to invest in the Company's technologies, and the willingness of consumers to buy and use the ancillary equipment needed to view 3D images using the Company's technologies, such as LCD shutter or red/blue anaglyph glasses.

The Consolidated Financial Statements of the Company include the accounts of Dynamic Digital Depth Inc. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The Company's research and development operations and executive offices are located in Perth, Australia. The Company is incorporated under the laws of Canada and it prepares its financial statements in Canadian dollars and in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). The notes to the Consolidated Financial Statements include a note which describes the principal differences between Canadian GAAP and Generally Accepted Accounting Principles in the United States ("US GAAP").

In August 1998 the Company effected a one for five reverse stock split. In this Annual Report, all references to numbers of shares and purchase or exercise prices per share have been adjusted to give effect to the reverse stock split.

RESULTS OF OPERATIONS

During the financial years ended June 30, 1997 ("Fiscal 1997"), June 30, 1998 ("Fiscal 1998") and June 30, 1999 ("Fiscal 1999") the Company's results of operations reflect a continuing focus on its research and development program together with an expansion of marketing activities as its technologies were developed to a level where they could begin to be commercialized.

REVENUES

During Fiscal 1997, 1998 and 1999 revenues were derived from the following sources:

          ------------------------------ ---------------------------------------------------------------

                                                               YEAR ENDED 30 JUNE
          ------------------------------ ---------------------------------------------------------------
          ------------------------------ -------------------- -------------------- ---------------------
                                              1999 $CAD            1998 $CAD            1997 $CAD
          ------------------------------ -------------------- -------------------- ---------------------
          Interest received                       110,583            31,321                22,242
          ------------------------------ -------------------- -------------------- ---------------------
          Government subsidies                     36,319            31,114               156,259
          ------------------------------ -------------------- -------------------- ---------------------
          Revenues derived from                    29,545           299,099                85,922
          technologies
          ------------------------------ -------------------- -------------------- ---------------------
          Other income                             22,379             6,531                14,405
          ------------------------------ -------------------- -------------------- ---------------------
          TOTAL                                   198,826           368,065               278,828
          ------------------------------ -------------------- -------------------- ---------------------

Interest was earned from cash balances invested in cash management accounts. The amount of interest received for Fiscal 1999 was considerably more than that received for Fiscal 1998, Fiscal 1997 and Fiscal 1996 as a result of the investment of funds received from the May 1998 private placement of common shares.

Government subsidies represent amounts received by the Australian subsidiary, Dynamic Digital Depth Australia Pty Ltd. by way of Export Market Development Grants from the Federal Government of Australia. These grants are provided to Australian companies to assist them in developing export markets and are based upon both export revenues earned and expenses incurred in developing export markets. From the fourth year of claims the maximum grant payable is calculated by reference to export market development expenditure incurred up to a specified percentage of export revenues earned. This specified percentage reduces with each year of claim until no further claims are payable after the eighth year of claim. The grants are paid in the year following the occurrence of the revenue or expenditure. To date the most substantial grant received was during Fiscal 1997 that was based upon comparatively significant export earnings during Fiscal 1996. Grants received during Fiscal 1998 and 1999 reflect a combination of reduced export revenue earnings and a reduction in the percentage used to calculate the grant.

Revenues derived from technologies represent amounts received from activities undertaken by the Company whereby it has charged and been paid for services performed and undertaken pursuant to agreements entered into with third parties who were or are considered to be potentially long-term customers of the Company. The work involved using the Company's technologies in order to establish whether or not they were suitable for large-scale commercialization. The table below details revenues received from technologies for the Fiscal 1997, 1998 and 1999 years.



              --------------------------- -------------------------------------------------

                                                         Year ended 30 June
              --------------------------- -------------------------------------------------
                                               1999              1998            1997
              --------------------------- ---------------- ----------------- --------------
                                               $CAD              $CAD            $CAD
              --------------------------- ---------------- ----------------- --------------
              License Fees                    14,340           250,014          85,922
              --------------------------- ---------------- ----------------- --------------
              Conversion Services             15,205            4,309              -
              --------------------------- ---------------- ----------------- --------------
              Sale of Prototypes                 -              44,776             -
              --------------------------- ---------------- ----------------- --------------
              Total                           29,545           299,099          85,922
              --------------------------- ---------------- ----------------- --------------

License fees represent amounts received from several corporations including Video Applications Inc., Tomen Corporation, Imagica Corporation (Japan) and Imagica USA and Carl Zeiss in relation to agreements entered into with those organizations that allowed them to evaluate the suitability of the Company's technologies in the context of their own business operations. The decrease in revenues during Fiscal 1999 as compared to the prior periods was primarily due to the completion of several large format film conversion projects in Fiscal 1998 and the Company's shift in focus away from conversion services to the commercialization of its products.

License fee revenues received during Fiscal 1997 were derived from Tomen ($59,207) and Zeiss ($26,715), during Fiscal 1998 from Tomen ($65,554), Imagica Japan ($99,375) and Imagica USA ($85,085) and during Fiscal 1999 from Video Applications Inc.

With the exception of that with Video Applications Inc., none of the agreements referred to above that have generated revenues in the periods covered by this document are currently in force.

In the overall context of its past operations the Company has not consistently achieved substantial revenues from the commercialization of its technologies. This reflects the policies employed by the Company in that it has tended to focus on the development of the technologies in order to bring them to the appropriate level of sophistication and marketability required for their successful commercialization.

OPERATING EXPENSES

The following table sets forth financial data relating to operating expenditure for the periods indicated:


          -------------------------------------- ----------------------------------------------------------
                                                                    YEAR ENDED 30 JUNE
          -------------------------------------- ----------------------------------------------------------
                                                     1999 $CAD           1998 $CAD           1997$CAD
          -------------------------------------- ------------------- ------------------ -------------------
          Amortization                                137,230              42,225              69,725
          -------------------------------------- ------------------- ------------------ -------------------
          General and administrative                2,280,180           1,510,458           1,096,167
          -------------------------------------- ------------------- ------------------ -------------------
          Interest Expense                                  -             264,633                   -
          -------------------------------------- ------------------- ------------------ -------------------
          Market development                          210,023             306,324             169,242
          -------------------------------------- ------------------- ------------------ -------------------
          Project costs                                18,803              32,883              33,338
          -------------------------------------- ------------------- ------------------ -------------------
          Salaries and wages                        1,023,180             468,435             509,467
          -------------------------------------- ------------------- ------------------ -------------------
          Development costs                         2,595,619                   -                   -
          -------------------------------------- ------------------- ------------------ -------------------
          TOTAL                                     6,265,035           2,624,958           1,877,939
          -------------------------------------- ------------------- ------------------ -------------------

FISCAL 1999 COMPARED TO FISCAL 1998

The increase in amortization expense resulted from the acquisition of additional leased and owned assets during the last quarter of Fiscal 1998 incurring a full years amortization during Fiscal 1999, together with further acquisitions of leased and owned assets during Fiscal 1999 including those associated with the establishment of operations in the United State of America.

The increase in general and administrative expenses was a net result of a number of significant developments during the period. These were:

                                                                                                 $CAD
                                                                                                 000's
-    In May 1998 the USA subsidiary Dynamic Digital Depth USA


     commenced operations, including opening an office in Los Angeles. This has resulted in a full year increase in expenditure of:
                                                                                                     286
-    The use of external consultants to assist with the establishment of a corporate database, preparation of marketing plans and submissions to government bodies and general advice and assistance on administrative and accounting matters resulted in an increase in expenditure of:
                                                                                                      95
-    The appointment of public relations and investor relations firms to assist with the establishment and promotion of the of the Company's profile in the
     United States with potential customers and investors resulted in an increase in expenditure of:
                                                                                                     129
-    The establishment of the offices of the USA subsidiary resulted increased rental
     expenditure of:                                                                                 113

-    The lease of new office premises in Perth, Western Australia (including a period of time during which an extensive fit-out was undertaken and the new premises were unoccupied) resulted in an increase in expenditure of:
                                                                                                     135
-    The commencement of operations by the US subsidiary created additional travel and accommodation costs which resulted in a net increase in expenditure of:
                                                                                                      58
-    The net result of movements in exchange rates between the Canadian,
     Australian and United States dollars coupled with activities occurring in those three countries resulted in a net increase in foreign exchange gains
     of:                                                                                            (340)

-    As a result of production projects undertaken in the latter half of Fiscal
     1999 there was an increase in Sub-Contractor costs (not related to research
     and development) of:                                                                            191

-    With the establishment of an office in the USA and the increase in activities there has a substantial growth in the usage of telecommunications resulting in an increase in
     expenditure of:                                                                                  78

-    Payment of Director's fees                                                                       25
                                                                                               ----------
-    Net comparative increase in expenditure
                                                                                                     770
                                                                                               ----------
                                                                                               ----------

No interest expense was incurred during Fiscal 1999 as the promissory notes, together with accrued interest were converted into common stock and warrants in May 1998 in connection with the Company's private placement.

The commencement of operations in the USA and the employment of full time staff has resulted in a reduction in comparative Marketing expenditure of $77,000 as much of what was previously done by external parties is now done "in-house".

Project costs have reduced as those projects requiring outsourced materials, etc have been wound back and other projects that are more labour intensive have developed.

In addition to other increases in operating expenses outlined above, the commencement of operations in the USA by Dynamic Digital Depth USA Inc. also resulted in an increase in salaries and wages of approximately $361,000. The balance of the increase in this expenditure gained by comparing the two periods of approximately $193,000 resulted from salary increases awarded to staff employed by the Australian subsidiaries, together with the employment of additional personnel in those subsidiaries.

As referred to elsewhere in this statement, commencing on July 1, 1996, the Company began a program of identification of development expenditure incurred during each of the subsequent Fiscal years for which it was considered appropriate within Canadian GAAP guidelines to be capitalized as deferred. This practice was continued up to and including the Interim Period ended March 31, 1999. Since this latter date and June 30, 1999 the Company has reviewed this policy and is now of the opinion that it is no longer appropriate to continue to carry such deferred costs. This decision was arrived after taking into account the nature of such expenditures, the status of the various projects for which expenditure had been deferred and the future directions the Company was taking with regard to the marketing and commercialization of its technologies. Having undertaken this evaluation and determining that previously capitalized development costs of $2,595,619 (including those amounts capitalized during the Interim Period to March 31, 1999 of $987,399) no longer met the criteria for deferment it was decided to write back that amount as a charge against Fiscal 1999.

FISCAL 1998 COMPARED TO FISCAL 1997

In comparing these two Fiscal years it should be noted that in both years expenditures incurred in respect of ongoing development were capitalized as deferred in accordance with Canadian GAAP. From July 1, 1997 until March 31, 1999, the Company adopted a change in accounting in relation to such development costs to be deferred. The Company implemented new systems that permitted a more precise allocation of those costs that related directly to development to be included within the costs capitalized for the period. The effect of those changes is estimated to have increased capitalized development costs by approximately $270,000 for Fiscal 1998 over Fiscal 1997 which were subsequently written off in 1999.

The amount of amortization expense for Fiscal 1998 is $28,000 less than Fiscal 1997 due to the adjustments discussed above. The deferred development expenditure for Fiscal 1997 did not include the amortization of fixed assets whereas the figure capitalized at June 30, 1998 did. Some $65,000 of amortization expense was included in deferred development expenditure and capitalized during Fiscal 1998.

The increase in general and administrative expenses was a net result of a number of developments during the period. These were:


                                                                                                 $CAD
                                                                                                 000's
-    The commencement of operations (including the opening of an office in Los Angeles)
     by the US subsidiary, Dynamic Digital Depth USA Inc., in May 1998 resulted in an
     increase in expenditure of:                                                                      21

-    The use of external consultants to assist with the preparation of marketing plans and submissions to government bodies and general


     advice and assistance on administrative and accounting matters resulted in an
     increase in expenditure of:                                                                      50

-    During Fiscal 1998 substantial legal costs were incurred relating to various share placements and capital raisings, preliminary contract negotiations entered into with a number of potential customers, the establishment of the US subsidiary Dynamic Digital
     Depth USA Inc. and the commencement of business in the USA and the preparation of an
     earlier Form 20-F.  These activities resulted in an increase in expenditure of:                 342

-    Increased activity in the development of the Company's technologies resulted in an
     increase in expenditure relating to the use of sub-contractors of:                               77

-    During Fiscal 1997 there was extensive travel undertaken between Australia and destinations in Europe, Asia and the United States to market the
     Company's technologies. This level of expense was not continued during
     Fiscal 1998 as contact had already been established with potential customers and the same degree of travel was not required. This led to a
     reduction in expenditure of:                                                                   (159)

-    During Fiscal 1998 there was a reduction in the level of expenditure incurred in respect of professional fees compared to Fiscal 1997. This was due to more of the work being performed "in-house" by the Company resulting
     in an overall reduction in expenditure of:                                                      (78)

-    As a result of common share placements in May 1998 there was a significant variation in the calculation of unrealized foreign exchange losses resulting in a
     notional increase in expenditure of:                                                            249

-    Due to the more precise calculation of deferred developmental expenditure previously referred to, a greater proportion of overhead expenditure was capitalized
     during Fiscal 1998 when compared to Fiscal 1997:                                               (88)
                                                                                               ----------
-    Net comparative increase in general and administrative expenditure:                           $414
                                                                                               ----------
                                                                                               ----------

Interest expense refers to the interest accrued on promissory notes issued during Fiscal 1998 by the Company which were subsequently converted in May 1998 into common stock and warrants.

During Fiscal 1998 it was considered that the then current technologies being developed were approaching commercialization. Consequently increased expenditure was incurred in an attempt to develop markets for that technology, particularly in the United States of America. During the greater part of Fiscal 1998 the Company did not maintain an office in the USA and therefore use was made of external marketing consultants, etc. This resulted in an increase of $137,000 in expenditure over that incurred in Fiscal 1997.

Salaries and wages for Fiscal 1997 included an amount of approximately $55,000 described as management fees. There was no equivalent expense incurred for Fiscal 1998.

LIQUIDITY AND CAPITAL RESOURCES

For the year ended June 30, 1999, the Company incurred a net loss of approximately $6.1 million, with an operating cash flow deficit averaging approximately $419,000 per month. The operating cash flow deficit does not include the effects of the net funds raised of $2,682,000 from the issuance of share capital throughout the year, nor the outlay of $509,000 in connection with the acquisition of the new building in Perth, Western Australia. With the exception of the write back of the accumulated deferred development expenditure of $2,596,000 the net losses principally reflect the pre-commercial operations of the Company's business and corporate overhead. As of June 30, 1999, the Company had net working capital of approximately $4.0 million, including a cash balance of $3,769,000. Through June 30, 1999, the Company had an accumulated deficit of approximately $11.9 million.

During the latter half of Fiscal 1999 the Company made significant progress towards full commercial operation. Product introductions and expanded marketing will require significant additional expenditures in Fiscal 2000. As a result, it can be expected that short-term operating losses could accelerate from those experienced over the past year. In addition, the Company expects to require approximately $1.0 million in capital expenditures during Fiscal 2000.

Historically, the Company has met its working capital requirements through financing transactions involving the private placement of equity securities or equity equivalents.

In June 1999, the Company entered into a Development Agreement with General Instrument Corporation ("GI"), a major manufacturer of cable headend equipment and television set-top boxes. In connection with this Agreement, GI purchased
1.5 million common shares and 1.0 million common share purchase warrants for net proceeds of approximately $2.8 million. At the same time, the Company received a co-investment from a third party with net proceeds of $930,000, in exchange for 500,000 common shares and 500,000 common share purchase warrants. The common share purchase warrants issued to GI and the co-investor are exercisable over a three year term with increasing exercise prices ranging from $3.50 to $5.50 per share. Under the Development Agreement, $US250,000 will be used to pay GI for equipment and engineering services to integrate the Company's 2D-compatible 3D technology and GI's digital set-top terminals.

During 1998, the Company completed private placements of convertible notes, common shares and common share purchase warrants, yielding net proceeds of approximately $8.6 million.

During Fiscal 1998, the Company used $2.0 million in cash for its operating activities, reflecting primarily the net loss for the year of $2.3 million adjusted for net non-cash expenses that were approximately $258,000.

Investing activities used $2.1 million in Fiscal 1999, primarily for development and patent costs (approximately $1.2 million), purchase of capital assets (approximately $400,000) and the payment of a non-refundable option fee of $500,000 in respect of the building occupied by the Company's Australian subsidiaries in Perth, Australia. See Item 2 - Description of Property.

Investing activities used net cash of $1.2 million during Fiscal 1998. These funds were again primarily used for development and patent costs (approximately $840,000) and the purchase of capital assets of approximately $340,000.

During Fiscal 1999 financing activities used approximately $1.5 million of the proceeds of the May 1998 private placement to repurchase 741,174 common shares. The repurchase of shares was recommended and financed by the investors in the private placement to provide liquidity in the market for the Company's shares reducing the impact of sales by smaller investors which had depressed the Company's share price. The Company believed that it was in the best interests of shareholders to enhance liquidity in the common shares and to acquire the shares available at a price below management's view of the fair market price of the common shares. Such repurchases were completed in November 1998. Also during Fiscal 1999, the Company raised approximately $3.7 million in financing from GI and a co-investor together with another $494,000 from the exercise of options and warrants.

Financing activities provided net cash to the Company of $7.0 million during Fiscal 1998. These funds were generated primarily by the sale of the convertible notes, common shares and common share purchase warrants as previously described above.

The Company does not believe that its available cash resources and cash flow from operations will be sufficient to meet its liquidity needs through Fiscal 2000. The Company expects that it will require additional financing which may take the form of private placements of debt or equity securities with financing sources or from development partners. The Company is in discussions with a number of potential financing sources, including investment banking firms and strategic partners, regarding transactions which would provide the Company with sufficient resources to meet its working capital requirements for the next twelve months. However, these discussions have not resulted in any definitive agreements. Accordingly, there can be no assurance that such financing will be available on attractive terms to the Company, if at all. If the Company is unsuccessful in obtaining financing it may be required to seek to license its technologies to third parties who are financially better able to exploit the technologies or may be required to curtail operations.

EVENTS SUBSEQUENT TO JUNE 30, 1999

On September 30th, 1999, the Company exercised its option to purchase an office building located at 6-8 Brodie Hall Drive, Technology Park, Bentley, Western Australia at $A2,000,000. The purchase of the building was completed on October 15th, 1999 and was financed by a loan facility for $A2,000,000 to Dynamic Digital Depth Australia Pty Ltd from the Bank of Western Australia Ltd. (the "Bank") secured over the property and guaranteed by the Company. The loan was originally repayable on December 31, 1999, however the term of the loan is in the process of being renegotiated with the Bank to extend the term to June 30, 2000. The Bank has indicated its willingness to extend the loan period and the Company expects that the extension will be completed within the first several weeks of January 2000. Repayment of the loan is being financed from sales of Units in the building, including that occupied by the Company and its subsidiaries. The current balance outstanding on the loan facility is $A560,000.

Dynamic Digital Depth Australia Pty Ltd entered into two separate Contracts of Sale that have generated $A1,600,000 in gross sales and expects to achieve sales of the remaining Units prior to the expiration of the extended loan period. The sale of the Unit occupied by the Company and its subsidiaries was completed on November 25th, 1999 and of the net proceeds of the sale amounting to $A1,267,000, some $A1,250,000 was applied against the aforementioned loan facility. The sale of another Unit in the building was completed on December 20, 1999 and of the net proceeds of $A286,000, some $A200,000 was applied against the loan facility. In the event that the sales of additional Units have not been finalized by the date that the short term loan facility expires, the facility will again be renegotiated to cover any outstanding loan balance. Funds generated by sales proceeds in excess of those amounts required to repay the short term loan facility and associated costs will be available for working capital requirements. There is no surety as to when this may occur and the amount of such funds is dependent upon satisfactory sales prices being obtained for the remaining units.

The two Australian subsidiaries of the Company, Dynamic Digital Depth Australia Pty. Ltd. and Dynamic Digital Depth Research Pty. Ltd., currently occupy Unit 1 of the building. Prior to exercising the Option and acquiring ownership of the building the subsidiaries were paying rent of $A20,000 per month pursuant to a lease with the owner and Option holder, Boston Tower Pty Ltd. Upon the sale of Unit 1, Dynamic Digital Depth Australia Pty Ltd has entered into a ten year lease with the purchaser at an annual rental of $A121,280. The remainder of the building not already sold will be disposed of on a Unit by Unit basis.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In June 1998 (effectiveness date revised in June 1999), the Financial Accounting Standards Board issued Statement No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, which is required to be adopted in years beginning after June 15, 2000. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company has not yet determined what the effect on Statement 133 will be on the earnings and financial position of the Company.

YEAR 2000

Many currently installed computer systems and software products are coded to accept only two-digit year entries in the date code field. Consequently, on January 1, 2000, many of these systems could fail or malfunction because they may not be able to distinguish 21st Century dates from 20th Century dates. As a result, computer systems and software used by many companies, including the Company, its customers and potential customers, may need to be upgraded to comply with such "Year 2000" requirements. The Company has developed and implemented a program to identify and remedy the Year 2000 issues. The scope of its Year 2000 readiness program includes the review and evaluation of

          - the Company's information technology (IT) systems, such as hardware and software utilized in the operation of its business;

          - its non-IT systems and imbedded technology, such as micro-controllers contained in various equipment and facilities;

          - the readiness of third parties, including customers, suppliers and other key vendors; and

          -    the Company's hardware and software products.

The Company has inventoried is principal internal information technology systems and believes they are Year 2000 compliant. The Company has completed its certification of these systems in December, 1999. The Company has also certified most of its non-critical systems and believes that the failure of any systems which have not been tested will not have a material adverse effect upon the Company. The Company has received Year 2000 compliance statements from the suppliers of most of its principal internal systems, and has sought similar statements from other vendors. The Company has received written assurances confirming Year 2000 compliance from a significant number of the companies it has contacted. The Company is of the opinion that it is not materially reliant upon the parties who have not yet responded to the Company's inquires regarding Year 2000 compliance and a failure in Year 2000 compliance by any, or all, of these companies would not have a material adverse affect upon the Company. The Company is reliant upon public utilities to continue to provide electricity and other services. A failure at a public utility would adversely affect the Company during the period of such failure and could result in delays in bringing the Company's products to market. However, in the event of an extended failure, the Company believes that it could shift its operations away from the effected location to its operations in other parts of the world.

Because the Company is substantially dependent upon the proper functioning of its computer systems, a failure of its system to be Year 2000 compliant could materially disrupt its operations which could seriously harm its business. The Company has tested its hardware and software products to determine that they are Year 2000 compliant, when configured and used in accordance with the related documentation. The Company has performed operational tests for each of its products by testing various future dates in the products' functional areas. In addition, the transition from Year 1999 to Year 2000 was simulated for its software. According to the results of its tests, the Company's products should not abnormally end and/or provide incorrect or invalid results due to date data, including dates that were represented in different century, provided that the underlying operating system and customer hardware platform are Year 2000 compliant.

The Year 2000 problem may also affect third party software products that are incorporated into the Company's products, applications and other software products that its modifies and licenses to its customers. When the Company incorporates third party software products into our products, it generally discusses Year 2000 issues with these third parties and sometimes performs internal testing on their products. It does not, however, guarantee or certify that the software licensed by these suppliers is Year 2000 compliant. Any failure by parties to provide Year 2000 compliant software products that the Company incorporates into our products could result in financial loss, harm to its reputation and liability to others and could seriously harm its business.

The Company has funded its Year 2000 plan from operating cash flows and has not separately accounted for those costs in the past. To date, these costs have not been material and the Company does not believe that any additional costs will be material. The Company may incur additional costs related to Year 2000 compliance for administrative personnel to manage the testing, review and remediation and outside vendor and contractor assistance.

ITEM 9A  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company does not engage in any hedging or currency trading activities although the Company bills in U.S. and Australian dollars, with its revenues and expenses, and its assets and liabilities recorded in Canadian dollars.

ITEM 10  DIRECTORS AND OFFICERS OF REGISTRANT

The names and positions with the Company of each director and executive officer of the Company as of the date of this registration are as follows:


               NAME                                  POSITION(S)                       DATE ELECTED OR APPOINTED
              ------                                -------------                     ---------------------------

Neil W. Speakman                     Chairman of the Board of Directors                     March 1994
                                     President and Chief Executive Officer

Paul Kristensen                      Non-executive Director                                 May 1996


Paul G. Jeffrey                      Non-executive Director                                 March 1994

Ian Macintosh                        Non-executive Director                                 April  1994

James K. Alford                      Non-executive Director                                 September  1997

Phil Harman                          Chief Technology Officer                               June 1999

Chris Yewdall                        Vice President of Sales and Marketing                  September 1998

Mark Schwartz                        Chief Financial Officer                                December 1999

Sara Lane Sirey                      Secretary                                              September 1997


The Company's directors are elected by shareholders at each annual meeting or in the event of a vacancy, appointed by the Board of Directors then in office, to serve until the next annual meeting or until their successors are duly elected and qualified. The Company's executive officers are appointed by the Board of Directors and serve at the discretion of the Board of Directors. No family relationship exists between any Director or Executive Officer and any other Director or Executive Officer.

In connection with the recapitalization of the Company in May 1998, an Investment Agreement ("Investment Agreement") and a Voting and Disposition Agreement (the "Voting Agreement"). between the Company and Westgate International, L.P. ("Westgate") and The Liverpool Limited Partnership ("Liverpool," and together with Westgate, the "Investors"), were entered into. The Voting Agreement provides that the Investors have the right to nominate two individuals to the board of directors of the Corporation, subject only to regulatory approval. As of July 1, 1999, the investors have not nominated anyone to the Board of Directors.

PROFILES OF DIRECTORS AND EXECUTIVE OFFICERS

The following are profiles of the directors and executive officers, including their principal occupations during the five years prior to the date hereof.

NEIL W. SPEAKMAN - CHAIRMAN OF THE BOARD OF DIRECTORS, CHIEF EXECUTIVE OFFICER AND PRESIDENT

Mr. Speakman was appointed a director of the company in March 1994, and has served as Chairman since that date. He provided financial consulting services to the company until May 1, 1998, when he undertook full-time employment as Chairman and Chief Financial Officer, based in Santa Monica, USA. He assumed the positions of Chief Executive Officer and President in December 1999.

Prior to becoming a director of the Company, Mr. Speakman worked mainly with small companies with technologies that have global applications, and has developed those companies to the stage of public acceptance and commercialization.

Mr. Speakman founded the company now known as Advanced Material Technologies Inc. in 1989, a leading company in the provision of rare earth materials from China. The company is listed on Toronto Stock Exchange. In 1995 Mr. Speakman was a founder director of Turbo Genset Inc. and Compact Power Holdings Limited, which are both publicly listed companies in Canada. Mr. Speakman was also a director of FAS International Holdings Limited in 1997, listed upon The Alberta Stock Exchange. Due to the full-time involvement with DDD, these directorships have been relinquished.

After graduating from the University of Melbourne in Australia, Mr. Speakman qualified as a chartered accountant with Price Waterhouse in 1967. Mr. Speakman held various positions with Morgan Grenfell and Co. in London in 1969 to 1972, and Ord Minnett in Hong Kong in 1972 to 1975, before founding his own practice in Hong Kong in 1975.

PAUL KRISTENSEN - DIRECTOR

Mr. Kristensen was appointed non-executive director of DDD in May 1996. Mr. Kristensen is a director of a number of technology companies. He is the President of Capital Technologies Pty. Ltd., which operates as a seed capital management company, assisting selected inventions and business ventures from the idea stage through to the international marketing of products or technology licenses. Mr. Kristensen has been a founding director of a range of other technology companies in Western Australia, including E.R.G. Limited, Arbortech Pty. Ltd., Towerhill Holdings Pty. Ltd./Kinetic Limited and - in recent years, Xenotech Australia Pty. Ltd., ECE Technology Pty. Ltd. and Structural Monitoring Systems Ltd.

PAUL G. JEFFREY - DIRECTOR

Mr. Jeffrey was appointed a non-executive director of DDD in August 1994. He is currently a non-executive director of a number of other Canadian public companies, namely Azcar Technologies, Wild Horse Resources Ltd. and Turbo Genset Inc.

Mr. Jeffrey was a principal shareholder and non-executive director of FH Deacon Hodgson Inc. which later merged with Nesbitt Thompson and then was controlled by the Bank of Montreal. In addition, he has served as an officer in organizations such as the Young Presidents Organization, University Club of Toronto, Council of the Ontario College of Art and the Investment Advisory Committee of Bloorview Children's Hospital.

IAN MACINTOSH - DIRECTOR

Mr. Macintosh was appointed a non-executive director of DDD in August 1994. He is also currently a non-executive director of Turbo Genset Inc., a Canadian public company.

Mr. Macintosh was an insurance broker since 1950 (now retired), and is an investor and director of St. Andrew's Valley Golf Club Limited. His community involvement includes 30 years of service as a member of the Board of The Arthritis Society of Canada and as a member of the Board of Governors of North York General Hospital for over 20 years.

JAMES K. ALFORD - DIRECTOR

Mr. Alford was appointed a non-executive director of DDD on September 12, 1997.

Mr. Alford has been a partner in the law firm Vorys, Sater, Seymour and Pease LLP, for the past eight (8) years. He has represented a number of European, Asian and other companies and clients in merger, acquisition, licensing, joint venture, corporation start-up and other commercial activities involving legal, financial, tax, and operational structuring.

PHIL HARMAN - CHIEF TECHNOLOGY OFFICER

Mr. Harman joined the Company's Perth, Australia operations in May 1996 and primarily manages the Research and Development process. He has been the primary technology innovator and a major contributor to the development of the Company's portfolio of technologies and products. Additionally, he manages the intellectual property portfolio to ensure patent protection. Mr. Harman also reviews new ideas, patents and concepts presented to the company and recommends appropriate action. Mr. Harman was appointed Chief Technology Officer of DDD effective July 1, 1999.

From 1989 to 1996, Mr. Harman held the position of Information Technology Manager for the Water Authority of Western Australia. Among other duties he was responsible for developing and managing their state-wide computer and communications network.

Prior to this position, Mr. Harman was a self-employed Communications and Information Technology Consultant. He also co-founded an electronics and communications company that became a leader in the provision of Fire Monitoring and general Telemetry systems.

Upon immigrating to Australia from the UK in 1980, Mr. Harman was employed as a Communications Engineer by the Western Australian Fire Brigades Board, where he developed a number of new fire monitoring systems and communications networks.

In the United Kingdom Mr. Harman worked as a research scientist for the Government Communications Centre in Milton Keynes.

Mr. Harman holds a Bachelor of Science (Hons 1) in Electrical and Electronic Engineering from the University of Bath in the United Kingdom.

CHRIS YEWDALL - VICE PRESIDENT SALES AND MARKETING

Mr. Yewdall has held the position of Vice President of Sales and Marketing of the Company since September 1998 and was appointed President and CEO of the Company's United States subsidiary effective on July 1, 1999. Prior to joining the Company, Mr. Yewdall held the position of Vice President, Business Development of C-Dilla Limited, an anti-piracy software provider to desktop and entertainment software developers. From February 1991 through March 1997, Mr. Yewdall was the General Manager and Vice President of Sales of Virtuality, Inc. an immersive virtual reality 3D technologies company with offices in Europe and North America.

Prior to this, Mr. Yewdall worked as a technical consultant and subsequently sales executive with Manager Software Products, a systems development software provider for IBM mainframe computers. Mr. Yewdall also worked at Jaguar Cars, Coventry, UK where Mr. Yewdall was responsible for installing computer aided design systems.

Mr. Yewdall graduated from North Staffordshire University, Stafford, England with an Honors Degree in Information Systems.



MARK SCHWARTZ:  CHIEF FINANCIAL OFFICER

         Mark joined the Company in December 1999 as Chief Financial Officer. He has an extensive background in investment banking and early stage growth companies.

         Prior to joining the Company, he was the Chief Financial Officer of Bodega Latina Corporation, a Los Angeles-based retail grocery company geared toward the Latino market. Mark co-founded the company in January 1993 and helped navigate it to an over $50 million revenue company with 300 employees, and one of the highest sales per square foot in the Southern California grocery industry.

         Before founding Bodega Latina, Mark was an investment banker for 12 years from February 1987 through July 1991, with Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") and CS First Boston Corporation. He has worked on all facets of corporate finance and mergers and acquisitions transactions, and has raised in excess of $500 million of equity capital and advised on over $10 billion of merger transactions. While at DLJ he assisted Starbucks Corporation in raising its first round of institutional equity and served on the Starbucks board of directors.

         Mark received a Bachelor of Arts, cum laude from Claremont McKenna College and a Master of Business Administration, with honors from Harvard Business School.




SARA LANE SIREY - CORPORATE SECRETARY

Ms. Sirey has served as the Corporate Secretary since September 1997.

Ms. Sirey is a partner of Armstrong Perkins Hudson, Barristers and Solicitors. She has been specializing in securities law with Armstrong Perkins Hudson, Barristers and Solicitors, for the past five years during which time she has been involved in the establishment, financing and the public listing of a number of industrial companies.

ITEM 11  COMPENSATION OF DIRECTORS AND OFFICERS

EXECUTIVE COMPENSATION

The Company has five (5) directors, one (1) of whom is an executive officer. The Company also has a corporate secretary. The total cash remuneration paid or accrued during Fiscal 1999 to all members of management (all executive officers and any other key personnel who were employed by the Company or its subsidiaries or retained on a consulting basis) was $915,656. No directors of the Company received any fees for providing services as directors during the Company's 1998 Fiscal year.

The Company has in place a stock option plan, which was approved by the Company's shareholders at the annual general meeting of shareholders held on December 18, 1998 (the "Plan"). The Plan has been established to provide incentives to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the Directors of the Company. The Plan provides that options will be issued to directors, officers, employees and consultants of the Company or its subsidiaries pursuant to option agreements in substantially the form appended to the Plans (the "Option Agreements"). The Option Agreements provide for the expiration of such options on a date not later than five years after the issuance of such option.

Options issued pursuant to the Plan have an exercise price as determined by the Board of Directors of the Company, provided that the exercise price shall not be less than the price permitted by any stock exchange on which the Common Shares are then listed.

In the 1998 Fiscal year, options were granted to directors, officers and employees to acquire up to an aggregate of 485,000 Common Shares.

The Company does not have a pension, retirement, or similar plan.

ITEM 12           OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

STOCK OPTION GRANTS

The following table sets forth details with respect to the outstanding options and warrants as of December 30, 1999.


                                                                                                       MARKET VALUE
                                                                       NUMBER OF COMMON                 OF SECURITIES
                                                                           SHARES                        UNDERLYING
                                                                          RESERVED        EXERCISE       OPTIONS ON
        OPTIONEE CATEGORY           DATE OF GRANT     EXPIRATION DATE   UNDER OPTION(1)    PRICE(1)    DATE OF GRANT(1)
        -----------------           -------------     ---------------   ---------------    --------    ----------------


Directors (of the Company or its   Nov. 27, 1996    Nov. 27, 2001              40,000       $1.35           $1.40
subsidiaries) who are not
Executive Officers.                Dec. 20, 1997    Dec. 20, 2002              60,000       $1.30           $1.50

                                   July 7, 1999     July 7, 2004                4,000       $2.47           $3.00

Executive Officers                 Nov. 27, 1996    Nov. 27.2001               20,000       $1.35           $1.40

                                   Dec. 20, 1997    Dec. 20, 2002              15,000       $1.30           $1.50

                                   Sept. 7, 1998    Sept. 7 2003              200,000       $1.50           $1.75

                                   June 7, 1999     June 7, 2004               20,000       $2.80           $3.18

                                   Nov. 1, 1999     Nov. 1, 2004              400,000       $5.03           $5.30

Employees                          May 10, 1996     May 10, 2001               40,000       $1.25           $1.10

                                   Dec. 10, 1997    Dec. 20, 2002             100,000       $1.30           $1.50

Investors                          May 19, 1998     May 19, 2000            2,500,000 (2)   $2.00           $2.20

                                  June 17, 1999    June 17, 2002              500,000 (3)   $3.50 to        $2.75
                                                                                            $5.50
Strategic Partnerships            June 17, 1999    June 17, 2002            1,000,000       $3.50 to        $2.75
                                                                                            $5.50

Former Officer                    May 10, 1996     Dec. 31, 2000               80,000       $1.25           $1.10

                                  Nov. 27, 1996    Dec. 31, 2000              200,000       $1.35           $1.40

                                  Dec. 20, 1997    Dec. 31, 2000              250,000       $1.30           $1.50


(1) Number of Options and Warrants, Exercise Price and Market Value of underlying securities have been restated to give effect to a one-for-five reverse stock split.


(2) These warrants were issued to Westgate and Liverpool. See "Other Rights to Purchase Securities of the Company or its subsidiaries."



(3) These warrants were issued to Banco del Gottardo in the June 17, 1999 Private Placement.


As of October 31, 1999, the directors and officers of the Company and its subsidiaries collectively held stock options and warrants to acquire an aggregate of 689,000 Common Shares.

OTHER RIGHTS TO PURCHASE SECURITIES OF THE COMPANY OR ITS SUBSIDIARIES

Effective May 19, 1998, the Company and the Investors closed a transaction to effect a recapitalization of the Company pursuant to the terms of the Investment Agreement. The Investment Agreement provided for the purchase by the Investors of 5,000,000 units (the "Units") for cash equal to the US dollar equivalent of CAD$7,500,000. Each Unit was comprised of one Common Share and one warrant (a "Warrant") to purchase from the Company one-half of a Common Share at a price of $2.00 per Common Share for a period of two years from the date of issuance (the "Closing Date").

Pursuant to the Investment Agreement, the Company granted the Investors a right of first refusal with respect to any capital raising transaction or series of transactions involving the Company or any subsidiary, other than any Permitted Equity Investment (as hereinafter defined), for so long as the Investors hold at least 50% of the Common Shares acquired as a result of the transactions contemplated by the Investment Agreement. The Company is required to provide to the Investors written notice of the terms of any transaction that is subject to the right of first refusal promptly after the receipt thereof. The Investors may exercise the right of first refusal by issuing a written counternotice of their intention to exercise the right of first refusal within 30 days of receipt of the Company's notice, and by consummating the transaction by the later of (a) the time provided in the original bona fide third party offer to the Company, and (b) 30 days after receipt by the Company of the Investors' counternotice. For purposes of the Investment Agreement, a "Permitted Equity Investment" means
(a) a sale of Common Shares to an individual or group of individuals, which sale shall not, when aggregated with any other such sales, exceed 9.9% of the Common Shares outstanding on the date of the Investment Agreement, (b) a sale of equity of a newly created subsidiary of the Company to an individual or group of individuals in an amount not to exceed 50% of the equity of such newly created subsidiary, or 50% of the Company's ownership interest in such newly created subsidiary if it is a joint venture, or (c) a public sale of Common Shares.

ITEM 13  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

TRANSACTIONS WITH THE INVESTORS

On June 30, 1997, the Company, received loans from the Investors of U.S. $500,000 each for a total of U.S. $1,000,000, and executed convertible promissory notes to the Investors (the "Notes"). The Notes carried an interest rate of five percent (5%) per annum. The outstanding principal balance and all accrued interest on the Notes was convertible at any time and from time to time by the Investors for Common Shares at an initial conversion price of U.S. $1.00 per Share (as adjusted to reflect the 5-1 stock split). In connection with the loans, the Company issued to the Investors warrants to purchase 200,000 shares of the Company's Common Shares at a purchase price of $1.00. These notes were converted into Common Shares in May 1998 as described below.

The Notes were executed and delivered by the Company pursuant to a certain Convertible Note Purchase Agreement, dated as of June 30, 1997, by and between the Company and Investors (the "Note Purchase Agreement"). The Company's obligations under the Notes were secured by a pledge of the capital stock of the Company's subsidiaries pursuant to a Pledge Agreement, dated as of the same date, by and between the Investors and the Company (the "Pledge Agreement"). In addition, the Common Shares issued upon conversion of the Notes are entitled to the benefits of the registration rights set forth in a Registration Rights and Qualification Rights Agreement, dated as of the date of the Notes, by and between the Investors and the Company (the "Registration Rights Agreement").

On February 9, 1998, the Company received loans of U.S. $250,000 each from the Investors, and executed additional convertible promissory notes with the Investors (the "Second Notes"). The Second Notes carried an interest rate of five percent (5%) per annum. The outstanding principal balance and accrued interest on the Second Notes was convertible at any time and from time to time by the Investors for Common Shares at an initial conversion price of U.S. $1.00 per Share. The Second Notes were converted into Common Shares in May 1998 as described below.

Effective May 19, 1998, the Company and the Investors closed a transaction to effect a recapitalization of the Company pursuant to the terms of the Investment Agreement. The Investment Agreement provided for the purchase by the Investors of 5,000,000 Units.

The Investment Agreement provided that each Investor would convert the outstanding principal balance and all accrued and unpaid interest under the Notes into 1,550,959 Common Shares effective as of the Closing Date, and that the Notes, the existing Registration Rights Agreement and the Pledge Agreement would be canceled.

Pursuant to the Investment Agreement, the Company granted the Investors a right of first refusal with respect to any capital raising transaction or series of transactions involving the Company or any subsidiary, other than any Permitted Equity Investment. See - Options to Purchase Securities from Registrant or Subsidiaries - Other Rights to Purchase Securities of the Company or its Subsidiaries.

Pursuant to the Investment Agreement, the Investors entered into a Voting and Disposition Agreement (the "Voting Agreement"). The Voting Agreement provides that at any time on or after the Closing Date, the Investors will have the right to nominate two individuals to the board of directors of the Company, subject only to regulatory approval, and the Company will take all necessary action to effect the appointment of such individuals to the Company's board of directors. The Investors also entered into a second registration rights agreement covering the Units.

OPTION TO ACQUIRE SHARES AND WARRANTS ISSUED TO THE INVESTORS

Red Reef Limited, a British Virgin Islands company ("Red Reef"), has been granted an option by the Investors to acquire up to 1,000,000 Common Shares (the "Share Option") and up to 1,000,000 Warrants (the "Warrant Option") issued as Units in conjunction with the May 1998 private placement under certain conditions. These conditions include an effective registration under the United States Securities Act of 1933 for the resale of the securities and the Common Shares being listed for trading on the NASDAQ National Market System or SmallCap System.

The Share Option is exercisable at $6.00 as to 500,000 Common Shares and $9.00 as to 500,000 Common Shares. The Warrant Option is exercisable as to 900,000 Warrants at $0.05, 800,000 Warrants at $1.00 and 800,000 Warrants at $2.00. The Warrants issuable upon exercise of the Warrant Option are exercisable at a price of $2.00 per Common Share.

The Warrant Option was subsequently assigned by Red Reef to approximately thirteen members of the Company's management and staff including Messrs. Speakman, Baker, Harman and Yewdall.

ESCROW SECURITIES

Pursuant to escrow agreements dated August 4, 1994 made among the Company, certain shareholders of the Company and Montreal Trust Company of Canada, a total of 1,561,949 Common Shares are currently held in escrow.

The Escrow Shares are subject to release in accordance with the policies of the ASE. As of the date of this registration, the number of Escrow Shares outstanding represent 8.7% of the issued and outstanding shares of the Company.

The escrow agreement provides that the shares held in escrow were to be canceled upon the expiration of the escrow agreement on August 4, 1999 , however, the terms of the escrow have been extended pending approval by the shareholders of the Company at the next annual meeting of shareholders.

TRANSACTIONS WITH A FORMER OFFICER/DIRECTOR

On December 10, 1999, Robert Baker resigned from the positions of President, CEO and Director of the Company to pursue other interests. In satisfaction of all obligations under the employment agreement, Mr. Baker shall receive US$75,000 payable in ten equal monthly installments.

BUSINESS CORPORATIONS ACT (ALBERTA)

The Company believes that the terms of these transactions were completed on terms no less favorable than those available from unrelated parties. Pursuant to the Business Corporations Act (Alberta), a director or officer of the Corporation who is party to a material contract or proposed material contract with the Corporation, or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with the Corporation, must disclose in writing to the Corporation or request to have entered in the minutes of meetings of directors, the nature and extent of his interest.

Any director having such a material interest shall not vote on any resolution to approve the contract, unless the contract is:

a) an arrangement by way of security for money lent to or obligations undertaken by him, or by a body corporate in which he has an interest, for the benefit of the Corporation.

b) a contract relating primarily to his remuneration as a director, officer, employee or agent of the Corporation or an affiliate;

c)       a contract for indemnity or insurance, or a contract with an affiliate.

If a director or officer of the Corporation fails to disclose his interest in a material contract, the Court of Queens Bench of Alberta may, on the application of the Corporation or a shareholder of the Corporation, set aside the contract on any terms it deems fit.


CORPORATE GOVERNANCE


The Corporation believes that it has implemented internal corporate governance procedures which adequately protect shareholders against the Corporation entering into transactions with affiliated parties on less than commercially acceptable terms. In addition to adhering to the provisions of the BUSINESS CORPORATIONS ACT (Alberta), which apply in respect of conflicts of and the Policies of The Alberta Stock Exchange, as they pertain to non-arms length transactions, the board of directors of the Corporation has been organized such that the majority of its members are outside directors to ensure that all matters brought before the board receive consideration independent of inside directors. All proposed transactions between the Corporation and an affiliated party, regardless of the size of the transaction, must be brought before the board of the Corporation for consideration and approval. Members of the board, as a matter of corporate policy, are entitled to engage independent professional advisors in respect of any such matter brought before the board of directors.

                                     PART II

ITEM 14  DESCRIPTION OF SECURITIES TO BE REGISTERED

The Company has an authorized capital consisting of an unlimited number of Common Shares of which 18,034,762 are issued and outstanding as of the date of this registration statement.

The holders of Common Shares are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors. Holders of Common Shares are entitled to receive dividends when, as and if declared by the Board of Directors in its discretion, out of funds legally available therefor. In the event of liquidation, dissolution, or winding up of the Company, the holders of Common Shares are entitled to share ratably in the assets of the Company, if any, legally available for distribution to them after payment of debts and liabilities of the Company after provision has been made for each class of stock, if any, having liquidation preference over the Common Shares. Holders of Common Shares have no conversion, preemptive or other subscription rights, and there are no redemption or sinking fund provisions applicable to the Common Shares. All of the outstanding Common Shares are fully paid and non-assessable.

The Company is also authorized to issue an unlimited number of non-voting First Preferred Shares and non-voting Second Preferred Shares (the "Preferred Shares"). The Preferred Shares are issuable with such rights, preferences, maturity dates and similar matters as the Board of Directors of the Company may from time to time determine without any further vote or action by the Company's stockholders. No Preferred Shares are currently outstanding.

ITEM 15  DEFAULTS UPON SENIOR SECURITIES

Not Applicable

ITEM 16  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
SECURITIES

Not Applicable

ITEM 17  FINANCIAL STATEMENTS

See pages F-1 through F-15 incorporated hereby by reference.


ITEM 19  FINANCIAL STATEMENTS AND EXHIBITS

         (a)  Index to Financial Statements of Dynamic Digital Depth, Inc.

         AUDITED FINANCIAL STATEMENTS

         Report of Independent Auditors                                                              F-1

         Consolidated Statement of Loss and Deficit for the years ended 30 June                      F-3
         1998 1997 and 1996 and the unaudited nine month periods ended 31 March
         1999 and 1998

         Consolidated Balance Sheets at 30 June 1997 and 1998 and unaudited at                       F-2
         31 March 1999 and 1998

         Consolidated Statement of Cash Flows for the years ended 30 June 1998,                      F-4
         1997 and 1996 and the unaudited nine month periods ended 31 March
         1999 and 1998

         Notes to and forming part of the Financial Statements                                       F-5


         (b)  Exhibits

           1(1)       Articles of Incorporation - Mirabeau Resources Limited                           (1)
           1(2)       Articles of Incorporation - Mirabeau Resources Limited                           (1)
           1(3)       Certificate of Amendment - Mirabeau 88 Limited                                   (1)
           1(4)       Certificate of Amendment - name change to Xenotech, Inc.                         (1)
           1(5)       Name Change Xenotech to Dynamic Digital Depth Incorporated                       (1)
           1(6)       Application for Release of Escrowed Shares                                       (1)
           1(7)       Bylaws                                                                           (1)
           2(1)       Voting Trust Agreement - Xenotech Inc./Trustee/Red Reef Ltd.                     (1)
           2(2)       Escrow Agreement -  Mirabeau/Montreal Trust Co. of Canada                        (1)
           2(3)       Escrow Agreement - Mirabeau/Montreal Trust Co. of Canada/ Salamander             (1)
                      Resources Ltd.
           2(4)       Investment Agreement - Xenotech, Inc./Westgate Int'l., L.P. and Liverpool        (1)
                      Limited Partnership
           2(5)       Common Share Purchase Warrant - Liverpool Limited Partnership                    (1)
           2(6)       Common Share Purchase Warrant - Westgate Int'l., L.P.                            (1)
           2(7)       Warrant Option Agreement between Westgate Int'l., L.P. and Liverpool Limited     (1)
                      Partnership and Red Reef Limited
           2(8)       Share Option Agreement between Westgate Int'l., L.P. and Liverpool Limited       (1)
                      Partnership and Red Reef Limited
           2(9)       Voting and Disposition Agreement between Westgate Int'l., L.P. and Liverpool     (1)
                      Limited Partnership and Neil W. Speakman, Robert Baker and Red Reef Limited
           2(10)      Registration Rights Agreement                                                    (1)
           2(11)      Stock Option Plan                                                                (1)
           2(12)      Form of Stock Option Agreement                                                   (1)
           3(1)       Memorandum of Understanding between Dynamic Digital Depth USA Inc.  and          (1)
                      Video Applications Inc.
           3(2)*      Development Agreement by and between Dynamic Digital Depth Research Pty.         (1)
                      Ltd. and General Instrument Corporation
           3(3)*      Statement of Work by and between Dynamic Digital Depth Research Pty. Ltd.        (1)
                      and General Instrument Corporation
           3(4)       Consultancy Agreement with Angus Ducan Richards                                  (1)
           3(5)       Deed of Compromise and Release with Angus Duncan Richards                        (1)
           3(6)       Deed of Assignment with Angus Duncan Richards                                    (1)
           3(7)       License Agreement with Angus Duncan Richards                                     (1)
           3(8)       Deed between Dynamic Digital Depth Australia Pyt. Ltd. and Boston Tower Pty.     (1)
                      Ltd. regarding 6-8 Brodie Hall Drive Technology Park
           3(9)       Lease between Dynamic Digital Depth Australia Pyt. Ltd. and Boston Tower         (1)



                      Pty. Ltd. regarding 6-8 Brodie Hall Drive Technology Park
           3(10)      Lease Agreement with Barrister Executive Suites, Inc. regarding Suite 550,       (1)
                      MOM Plaza, 2450 Broadway, Santa Monica, California, 90404
           3(11)      Employment Agreement with Neil W. Speakman                                       (1)
           3(12)      Employment Agreement with Robert G. Baker                                        (1)
           3(13)      Employment Agreement with Chris Yewdall                                          (1)
           3(14)      Employment Agreement with Phil Harman                                            (1)
           3(15)      Consultancy Agreement with AiCube Co. Ltd.                                       (2)


(1) Previously filed with the registrant's registration statement on Form 20-F filed August 9, 1999.


(2) Previously filed with the registrant's amendment number 1 to form 20-F filed on November 5, 1999.

*        Confidential treatment requested with respect to portions thereof.
         Such portions have been separately filed with the Securities and Exchange Commission.

                                    SIGNATURE


         In accordance with Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

                                         DYNAMIC DIGITAL DEPTH, INC.


Date:  January 3, 2000                   By: /s/ Neil W. Speakman
                                            ------------------------------
                                         Neil W. Speakman
                                         Chairman, President and Chief
                                         Executive Officer

DYNAMIC DIGITAL DEPTH INC.
(FORMERLY XENOTECH INC.)

INDEX TO FINANCIAL STATEMENTS





INDEPENDENT AUDITORS' REPORT....................................................................................F-1

CONSOLIDATED BALANCE SHEETS AT 30 JUNE 1999 AND 1998............................................................F-2

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT FOR THE YEARS ENDED 30 JUNE 1999, 1998
AND 1997........................................................................................................F-3

CONSOLIDATED STATEMENTS OF CHANGE IN FINANCIAL POSITION FOR THE YEARS ENDED
30 JUNE 1999, 1998 AND 1997.....................................................................................F-4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS......................................................................F-5

                                AUDITORS' REPORT


To the Shareholders of
DYNAMIC DIGITAL DEPTH INC. (FORMERLY XENOTECH INC.)


We have audited the consolidated balance sheet of Dynamic Digital Depth Inc. as at June 30, 1999 and 1998, and the consolidated statement of loss and deficit and the consolidated statements of changes in financial position for each of the years in the three year period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 1999 and 1998 and the results of its operations and the changes in its financial position for each of the years in the three year period then ended in accordance with accounting principles generally accepted in Canada.


Perth, Australia                                             Ernst & Young
December 19, 1999                                    Chartered Accountants

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. Our report to the shareholders dated November 2, 1999 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.


Perth, Australia                                             Ernst & Young
December 19, 1999                                    Chartered Accountants

                           DYNAMIC DIGITAL DEPTH INC.
                    (INCORPORATED UNDER THE LAWS OF ALBERTA)

                           CONSOLIDATED BALANCE SHEETS
           [SEE NATURE OF BUSINESS AND BASIS OF PRESENTATION - NOTE 1]

As at June 30


                                                                           1999           1998
                                                                           $CAD           $CAD
                                                                      ------------------------------
ASSETS

CURRENT
Cash                                                                     3,768,936      5,006,173
Accounts receivable                                                         72,626         23,514
Security deposits and prepayments                                          199,017        136,250
                                                                      ------------------------------
                                                                         4,040,579      5,165,937
DEPOSITS [NOTE 9]                                                          508,508              -
CAPITAL ASSETS [NOTE 3]                                                    684,527        436,864

PATENTS [NOTE 4]                                                           472,358        256,112

DEVELOPMENT COSTS [NOTE 4]                                                       -      1,615,945

RESTRICTED CASH                                                                  -      1,727,660
                                                                      ------------------------------

                                                                         5,705,972      9,202,518
                                                                      ------------------------------
                                                                      ------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT
Accounts payable and accrued liabilities                                   330,478        631,694
Current portion of obligation under capital leases [NOTE 6]                 43,655         63,186
                                                                      ------------------------------
                                                                           374,133        694,880
                                                                      ------------------------------
OBLIGATION UNDER CAPITAL LEASES  [NOTE 6]                                   63,594         87,967
                                                                      ------------------------------
COMMITMENTS AND CONTINGENCIES [NOTE 6 & 13]
SHAREHOLDERS' EQUITY
Share capital [NOTE 7]                                                  16,513,405     13,831,568
Contributed surplus [NOTE 5]                                               491,471        491,471
Deficit                                                                (11,896,391)    (5,830,182)
Cumulative translation adjustment                                          159,760        (73,186)
                                                                      ------------------------------
                                                                         5,268,245      8,419,671
                                                                      ------------------------------
                                                                      ------------------------------

                                                                         5,705,972      9,202,518
                                                                      ------------------------------
                                                                      ------------------------------

SEE ACCOMPANYING NOTES

                           DYNAMIC DIGITAL DEPTH INC.

                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT



Year ended June 30


                                                                           1999           1998           1997
                                                                           $CAD           $CAD           $CAD
                                                                      ---------------------------------------------
REVENUE
Technology Revenue                                                          29,545        299,099         85,922
Grant income                                                                     -         31,114        156,259
Interest Income                                                            110,583         31,321         22,242
Other                                                                       58,698          6,531         14,405
                                                                      ---------------------------------------------
                                                                           198,826        368,065        278,828
                                                                      ---------------------------------------------

EXPENSES
Amortisation - capital assets                                              115,667         34,100         64,406
Amortisation - patent costs                                                 21,563          8,125          5,319
General and administrative [NOTE 8]                                      2,280,180      1,510,458      1,096,167
Interest - promissory notes [NOTE 5]                                             -        264,633              -
Market development                                                         210,023        306,324        169,242
Project costs                                                               18,803         32,883         33,338
Salaries and wages                                                       1,023,180        468,435        509,467
Development costs [NOTE 4]                                               2,595,619              -              -
                                                                      ---------------------------------------------
                                                                      ---------------------------------------------
                                                                         6,265,035      2,624,958      1,877,939
                                                                      ---------------------------------------------

LOSS [NOTE 10]                                                          (6,066,209)    (2,256,893)    (1,599,111)

DEFICIT, BEGINNING OF YEAR                                              (5,830,182)    (3,573,289)    (1,974,178)
                                                                      ---------------------------------------------

DEFICIT, END OF YEAR                                                   (11,896,391)    (5,830,182)    (3,573,289)
                                                                      ---------------------------------------------


LOSS PER SHARE [NOTE 7]                                                      (0.38)         (0.21)         (0.19)
                                                                      ---------------------------------------------

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING                           15,846,239     10,608,563      8,637,550
                                                                      ---------------------------------------------

SEE ACCOMPANYING NOTES

                           DYNAMIC DIGITAL DEPTH INC.

                       CONSOLIDATED STATEMENTS OF CHANGES
                              IN FINANCIAL POSITION



Year ended June 30


                                                                           1999           1998           1997
                                                                           $CAD           $CAD           $CAD
                                                                      ---------------------------------------------
OPERATING ACTIVITIES
Net loss                                                               (6,066,209)     (2,256,893)    (1,599,111)
Add item not requiring a cash payment
   Amortisation                                                             95,790          42,225         69,725
   Development costs written off                                         2,595,619               -              -
   Interest imputed on promissory notes                                          -         215,350              -
Net change in non-cash working capital                                   (107,029)         168,741        505,612
                                                                      ---------------------------------------------
                                                                       (3,481,829)     (1,830,577)    (1,023,774)
                                                                      ---------------------------------------------

INVESTING ACTIVITIES
Purchase of capital assets                                               (404,770)       (350,696)       (112,120
Proceeds of sale of capital assets                                               -           8,209              -

Deposit [NOTE 11]                                                        (508,508)               -              -
Patent costs                                                             (237,809)       (159,044)       (52,815)
Development costs incurred                                               (962,376)       (680,672)      (859,885)
                                                                      ---------------------------------------------
                                                                       (2,113,463)     (1,182,203)    (1,024,820)
                                                                      ---------------------------------------------

FINANCING ACTIVITIES
Proceeds from issuance of share capital                                  2,681,837       8,031,348      1,341,133
Proceeds from issuance of promissory notes                                       -         698,679        841,890
Increase in contributed surplus                                                  -          49,283        400,461
Capital lease principal reductions                                        (51,442)        (66,815)       (32,872)
Restricted cash                                                          1,727,660     (1,727,660)              -
                                                                      ---------------------------------------------
                                                                         4,358,055       6,984,835      2,550,612
                                                                      ---------------------------------------------

NET (DECREASE)/INCREASE IN CASH                                        (1,237,237)       3,972,055        502,018

CASH, BEGINNING OF YEAR                                                  5,006,173       1,034,118        532,100
                                                                      ---------------------------------------------

CASH, END OF YEAR                                                        3,768,936       5,006,173      1,034,118
                                                                      ---------------------------------------------
                                                                      ---------------------------------------------


SEE ACCOMPANYING NOTES

Development costs incurred during the year include $41,440 (1998 : $75,388) of depreciation which is a non-cash movement.

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

The Company, through its wholly owned subsidiaries, Dynamic Digital Depth Australia Pty Ltd., Dynamic Digital Depth Research Pty Ltd, Dynamic Digital Depth USA Inc. and Dynamic Digital Depth TV Inc., specialises in the business of research and development and marketing of technologies in 3D television and related areas, such as the conversion to 3D of existing 2D film and video material, auto-stereoscopic 3D computer displays, 3D video arcade game displays, 3D viewing glasses, 3D special effects software and 3D camera adaptor. The Company changed its name from Xenotech Inc. to Dynamic Digital Depth Inc. on August 17, 1998.

The consolidated financial statements include the accounts of Dynamic Digital Depth Inc. ("DDD") and its wholly-owned subsidiaries Dynamic Digital Depth Australia Pty. Ltd. ("Australia"), Dynamic Digital Depth Research Pty. Ltd. ("Research") and Dynamic Digital Depth USA Inc. ("USA"). The consolidated financial statements are presented in Canadian dollars ($CAD) unless otherwise specified.

The accompanying financial statements have been prepared on a going concern basis which contemplates the realisation of assets and the discharge of liabilities in the normal course of business for the foreseeable future. The Company has not attained commercial production and has incurred a significant deficit to June 30, 1999. The ability of the Company to continue as a going concern is dependent on reaching satisfactory commercial production levels in order to produce a positive cash flow.

The outcome of these matters cannot be predicted at this time. These financial statements do not give effect to any adjustment to the classifications and amounts of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates and approximations which have been made using careful judgment. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarised below.

CHANGE IN ACCOUNTING ESTIMATES

The accounting estimates adopted are consistent with those of the previous year except for the accounting estimate in respect to the development costs for the year ended June 30, 1998.

The company has implemented new systems which permit a more precise allocation of certain overhead costs to development costs capitalised in accordance with section 3450 `Research and development costs.' The change has increased development costs by $CAD269,262 for the year ended June 30, 1998 over the amount which could have been capitalised under previous systems.

REVENUE RECOGNITION

Technology revenue from the granting of licenses under license agreements in specific geographical areas is recognised in full in the year in which the license is granted.

Technology revenue from conversion services is recognised in full in the period in which the service is provided.

Revenue from government research and development grants is recognised in full in the period in which it is received.

CAPITAL ASSETS

Capital assets are carried in the accounts at cost less amortisation. Amortisation is calculated on a straight line basis using the following rates:

                   Furniture and fixtures                    13% - 27%

                   Office equipment                          13% - 27%

                   Equipment under capital lease             over remaining levase term

                   Technical equipment                       13% - 27%

                   Automotive equipment                      25%

Capital assets of the subsidiary based in the United States are amortised using the double declining balance method. The total cost value of assets subject to this method is $CAD 75,763.

Leased assets that transfer substantially all of the benefits and risks of ownership related to the leased asset from the lessor to the lessee are accounted for as a capital lease. Under a capital lease, the asset is capitalized and the present value of the related lease payments is recorded as a liability. Amortization of capitalized leased assets is computed using the straight line method over the lesser of the remaining lease term and economic life. The lease agreements have an implicit interest rate varying between 7.95% and 17.20%.

PATENTS, RESEARCH AND DEVELOPMENT COSTS

Costs relating to acquiring and establishing patents in 3D television and related areas, such as the conversion to 3D of existing 2D film and video material, auto-stereoscopic 3D computer displays, 3D video arcade game displays, 3D viewing glasses, 3D special effects software and 3D camera adaptor are recorded at cost and are being amortised over twenty years.

Research costs are expensed as incurred. Development costs that meet specific criteria related to technical, market and financial feasibility are capitalised. Amortisation of development costs will start upon commencement of commercial production. The costs will be amortised on a straight-line basis over a period of three years. In the event the costs are determined not to be of continuing benefit to the Company, these amounts will be written off.

FINANCIAL INSTRUMENTS

Financial instruments of the Company consist mainly of cash, accounts receivable, accounts payable and accrued liabilities, and capital lease obligations. As at June 30, 1999 and 1998, there are no significant differences between the carrying amounts of these instruments, and their estimated fair values. Compound financial instruments containing both a liability and equity component are recorded in their component parts based on the fair values of such parts on the date the instrument was created.

MEASUREMENT UNCERTAINTY

The amounts recorded for patents represent accumulated costs and are not intended to reflect present or future values. The recoverability of these amounts is dependent upon the ability of the Company to successfully complete their development and upon future profitable operations and hence are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

FOREIGN EXCHANGE

The Company's Australian and USA subsidiaries are self sustaining foreign operations (1998 : self sustaining foreign operations) for foreign currency translation purposes. Accordingly, assets and liabilities of the subsidiaries are translated at the year-end exchange rate and revenues and expenses are translated at average exchange rates. Gains and losses arising from the translation of the financial statements of the subsidiaries are recorded in a "Cumulative Translation Adjustment" account in shareholders' equity.

TAXATION

Income taxes are accounted for using the deferral method whereby taxes relating to timing differences between accounting income and taxable income are recorded as deferred income taxes.

CONCENTRATIONS OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents , term cash deposits and other receivables. The Company's cash and cash equivalents are placed with high quality major Australian, Canadian and American banking institutions, limiting its exposure to credit risk. At 30 June 1999, the receivables balance disclosed on the balance sheet consists of a number of amounts including security deposits and sundry debtors which are receivable from a number of debtors.

3. CAPITAL ASSETS

                                                                      1999
                                                --------------------------------------------------
                                                                   ACCUMULATED     NET BOOK VALUE
                                                     COST         AMORTISATION
                                                     $CAD             $CAD              $CAD
                                                --------------------------------------------------

Furniture and fixtures                                68,430            22,647           45,783
Office equipment                                      29,508            14,909           14,599
Equipment under capital lease                        271,662           155,792          115,870
Technical equipment                                  467,994           174,387          293,607
Automotive equipment                                  79,205            30,204           49,001
Leasehold improvements                               174,386             8,719          165,667
                                                --------------------------------------------------

                                                   1,091,185           406,658          684,527
                                                --------------------------------------------------


                                                                      1998
                                                --------------------------------------------------
                                                                   ACCUMULATED     NET BOOK VALUE
                                                     COST         AMORTISATION
                                                     $CAD             $CAD              $CAD
                                                --------------------------------------------------

Furniture and fixtures                                36,843            13,836           23,007
Office equipment                                      22,022             9,446           12,576
Equipment under capital lease                        257,082            81,598          175,484
Technical equipment                                  229,931            82,610          147,321
Automotive equipment                                  78,476                 -           78,476
                                                --------------------------------------------------

                                                     624,354           187,490          436,864
                                                --------------------------------------------------

4. PATENTS AND DEVELOPMENT COSTS


                                                    1999                                1998
                                      ---------------------------------   ---------------------------------
                                                       ACCUMULATED                         ACCUMULATED
                                         COST         AMORTISATION            COST         AMORTISATION
                                         $CAD             $CAD                $CAD             $CAD

                                      ---------------------------------   ---------------------------------

Patents                                 507,534          35,176             269,556           13,444
                                      ---------------------------------   ---------------------------------
Net book value                                    472,358                             256,112
                                      ---------------------------------   ---------------------------------

Total research and development costs incurred during the year were $1,281,639 and $1,021,478 for the years ended June 30, 1999 and 1998 respectively.

During the year, the Company reviewed its capitalised development costs and found that they no longer met the criteria for deferment, this resulted in $2,595,619 of capitalised development costs being written off.

5. PROMISSORY NOTES

In February 1998, the Company issued promissory notes to a value of $US500,000, convertible at the holders option into common shares on the basis of $US1.00 per share. The notes bore interest at 5% per annum.

The Company has calculated the debt component of the note issue as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time of its issuance. The difference between the face amount of the loan and the calculated debt component has been recorded as contributed surplus.

In May 1998, the $US500,000 of promissory notes together with $US1,000,000 of notes (issued on June 30, 1997) and interest unpaid on the notes were converted to common shares. The notes were converted on the basis of $US1.00 per share.


6. COMMITMENTS AND CONTINGENCIES

The following is a schedule of future minimum lease payments under the capital leases:


                                                               1999          1998
                                                               $CAD          $CAD
                                                           ------------- -------------

1999                                                                  -        71,734
2000                                                             51,864        43,694
2001                                                             48,828        40,751
2002                                                             19,032        18,012
                                                           ------------- -------------
Total minimum lease payments                                    119,724       174,191
Less amount representing interest                              (12,475)      (23,038)
                                                           ------------- -------------
Present value of minimum lease payments                         107,249       151,153
                                                           ------------- -------------
                                                           ------------- -------------


Total rental expense on operating leases approximated $CAD 65,000, $CAD 90,000 and $CAD 289,000 for years ended June 30, 1997, 1998 and 1999 respectively.

In June 1999 the Company entered into a Development Agreement with General Instruments Corporation, a major manufacturer of cable headend equipment and television set-top boxes. Under the Development Agreement, the Company will pay $US250,000 to General Instruments Corporation for equipment and engineering services to integrate the Company's 2D-3D compatible technology and General Instrument's digital set-top terminals.

LITIGATION

a) In January 1999 Angus Duncan Richards ("Richards") served a notice of dispute on the Company relating to the terms of a Consulting Agreement between the Company and Richards. The dispute is subject to arbitration for which no date has been set. The Company refutes all of the allegations and intends to vigorously defend this matter.

b) In December 1998 Angus Duncan Richards ("Richards") commenced litigation in Alberta, Canada seeking monetary damages for $CAD227,500 plus interest and court costs. Richards alleges the Company failed to permit him to exercise options to purchase 182,000 common shares at an exercise price of $1.25 per share based upon the determination that the options had expired. (Amounts based on post reverse stock split) The Company filed a Statement of Defence in February 1999. The Company refutes all of the allegations and intends to vigorously defend this matter.

c) The Company is currently defending a claim for $US60,798 plus interest made by Mallory Factors Inc., the Company's former public relations contractor relating to services rendered. The claim is pending before the American Arbitration Association in New York. The Company intends to vigorously defend this matter.

7. SHARE CAPITAL

AUTHORISED
   Unlimited number of voting common shares
   Unlimited number of non-voting first and second preferred shares, issuable in series


ISSUED - COMMON SHARES
                                                                                         NUMBER OF
                                                                                           SHARES          $CAD
                                                                                       -------------------------------

   Balance at June 30, 1997 - common voting shares                                        9,308,976     4,018,531
   Issued for cash through private placements, net of issuance costs                      5,359,791     7,873,135
   Issued on conversion of promissory notes                                               1,550,959     1,894,029
   Issued on exercise of stock options                                                      109,770       143,213
   Issued on exercise of warrants                                                           100,000        75,000
   Shares acquired through normal course issuer bid                                         (80,800)     (172,340)
                                                                                       -------------------------------

   Balance at June 30, 1998 - common voting shares                                       16,348,696    13,831,568
   Issued for cash through private placements, net of issuance costs                      2,000,000     3,684,327
   Issued on exercise of stock options                                                      159,470       200,532
   Issued on exercise of warrants                                                           200,000       293,771
   Shares acquired through normal course issuer bid                                        (741,174)   (1,496,793)
                                                                                       -------------------------------

   Balance at June 30, 1999 - common voting shares                                       17,966,992    16,513,405
                                                                                       -------------------------------


Note: The figures for the number of shares and loss per share have been retroactively adjusted for the effect of a one for five reverse stock split which occurred in August 1998.

OPTIONS

The Company has established a stock option plan for its directors, officers and employees and has granted the following options:


 NUMBER OF OPTIONS OUTSTANDING AT           EXERCISE PRICE
          JUNE 30, 1999                          $CAD                          EXPIRY DATE
----------------------------------- -------------------------------- --------------------------------

            62,770                                1.25               AUGUST 3, 1999

           128,000                                1.25               MAY 10, 2001

            80,000                                1.35               NOVEMBER 27, 2001

           430,000                                1.30               DECEMBER 20, 2002

           200,000                                1.50               SEPTEMBER 7, 2003

           200,000                                2.80               JUNE 7, 2004

WARRANTS

On June 25, 1999, the 200,000 share purchase warrants with options to purchase common shares on a 1:1 basis issued for $US1.00 were exercised. These warrants were issued on June 30, 1997 in conjunction with the $US1,000,000 promissory notes as disclosed in note 5. The warrants were due to expire on June 30, 1999.

In connection with private placements during 1999, the Company issued 1,500,000 share purchase warrants with options to purchase common shares on a 1:1 basis at a price of $CAD3.50 from June 17, 1999 to June 17, 2000, or $CAD4.50 from June 17, 2000 to June 17, 2001, or $CAD 5.50 from June 17, 2001 to June 17, 2002.

In connection with private placements during 1998, the Company issued 5,000,000 share purchase warrants with options to purchase common shares on a 2:1 basis at a price of $CAD2.00 per share. These warrants expire on May 19, 2000, notwithstanding this, the expiry date will be extended to May 19, 2001 if the Company lists its shares for trading in the United States.

The party who holds these share purchase warrants has granted options over certain of these warrants to another party who in turn have granted options over these warrants for the benefit of certain members of management and employees of the Company. The options granted to members of management and employees cannot be exercised unless the Company is NASDAQ listed. Details of the options granted are listed below:


 NUMBER OF OPTIONS OUTSTANDING AT           EXERCISE PRICE
          JUNE 30, 1999                          $CAD                          EXPIRY DATE
----------------------------------- -------------------------------- --------------------------------

           750,000                                2.05                       APRIL 24, 2000

           630,000                                3.00                       APRIL 24, 2000

           720,000                                4.00                       APRIL 24, 2000

An assumed conversion of the options and warrants to purchase common shares and the resultant imputed interest savings would have an anti-dilutive effect on loss per share.

8. RELATED PARTY TRANSACTIONS

Consulting, management and finders fees of $35,436 (1998 - $145,147) were paid by the Company to companies whose directors are also directors of the Company. These fees are presented at their exchange amount.

9. SUBSEQUENT EVENTS

Dynamic Digital Depth Australia Pty. Ltd. ("DDDA") entered into an option deed on January 13, 1999 which provided DDDA with a call option over a building comprising 1,711 square meters. DDDA paid a non-refundable option fee of $A500,000. The option was exercised at $A2,000,000 on September 30th, 1999 and settlement of the property took place on October 15, 1999. The purchase of the building was financed by a short term loan facility for $A2,000,000 to DDDA from the Bank of Western Australia Ltd. collateralised by the property and guaranteed by the Company. This loan is repayable by no later than December 31, 1999. Repayment of the loan will be financed from sales of suites in the building, including that occupied by the Company and its subsidiaries. DDDA has entered into two separate unconditional Contracts of Sale that will generate $A1,600,000 in gross sales and expects to achieve sales of the remaining suites prior to the expiration of the loan period. On November 25, 1999 suite 1 was settled for $AUS1.3m. In the event that the sale of the remaining suites has not been finalized by that date the short term loan facility will be renegotiated to cover any outstanding loan balance.

The company has issued 67,770 common shares based on the conversion of options issued prior to June 30, 1999. The date and number of options converted are detailed below.

         August 3, 1999             62,770
         October 18, 1999            5,000

The company has issued 44,000 options over common shares, exercisable on or before July 7, 2004 at an exercise price of $CAD 2.47. The company has issued 80,000 options over common shares, exercisable on or before October 28, 2004 at an exercise price of $CAD 5.66.


10. LOSS CARRYFORWARD

The Company has non-capital accumulated losses carried forward for income tax purposes amounting to $12,379,579, the benefit of which has not been reflected in the accounts. The losses of the Canadian subsidiary of $127,878, $199,320, $371,867, $446,852, $470,346 must be utilised by June 30, 2002, 2003, 2004, 2005 and 2006 respectively. The carried forward losses of the United States subsidiary of $191,184 and $1,354,449 must be utilised by 2013 and 2014 respectively. The remaining losses carried forward of $9,217,683 from the Australian subsidiaries can be carried forward indefinitely.

11. GEOGRAPHIC SEGMENTS


                                   AUSTRALIA         USA           CANADA       ELIMINATIONS     CONSOLIDATED
              1999                    $CAD           $CAD           $CAD            $CAD             $CAD
-----------------------------------------------------------------------------------------------------------------

REVENUE                                97,369         79,273         22,184                 -          198,826
                                 ---------------------------------------------                 ------------------

LOSS                               (4,378,295)      (299,706)    (1,388,208)                -       (6,066,209)
                                 ---------------------------------------------                 ------------------

IDENTIFIABLE ASSETS                 2,470,530     14,669,737      3,159,523       (14,593,818)       5,705,972
                                 --------------------------------------------------------------------------------


                                   AUSTRALIA         USA           CANADA       ELIMINATIONS     CONSOLIDATED
              1998                    $CAD           $CAD           $CAD            $CAD             $CAD
-----------------------------------------------------------------------------------------------------------------

REVENUE                               339,656         22,117          6,292                 -          368,065
                                 ---------------------------------------------                 ------------------

LOSS                               (1,061,985)      (186,824)    (1,008,084)                -       (2,256,893)
                                 ---------------------------------------------                 ------------------

IDENTIFIABLE ASSETS                 2,542,062      4,617,020     12,753,017       (10,709,581)       9,202,518
                                 --------------------------------------------------------------------------------

The Company operates in one industry segment, that being the research and development of 2D - 3D technologies.



12. COMPARATIVES

Certain prior year figures have been reclassified to conform with the financial statement presentation of the current year.

13. YEAR 2000

The Year 2000 Issue arises because many computerised systems use two digits rather than four to identify a year. Date-sensitive systems may recognise the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

14. STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY

                                          COMMON SHARES         CONTRIBUTED    CUMULATIVE      DEFICIT        TOTAL
                                                                  SURPLUS     TRANSLATION                   SHAREHOLDERS'
                                                                              ADJUSTMENT                      EQUITY
                                     SHARES         $CAD           $CAD          $CAD           $CAD           $CAD
                                  -----------    -----------    -----------   -----------    -----------    -----------
Balance at June 30, 1995 ......     5,985,315        941,398         41,727        16,801       (751,231)       248,695
Issue of 2,300,000 shares
  through private placement,
  net of issuance costs .......     2,300,000      1,736,000           --            --             --        1,736,000
Loss on translation of foreign
  controlled entities .........          --             --             --         (33,452)          --          (33,452)
Net loss after tax ............          --             --             --            --       (1,222,947)    (1,222,947)
                                  -----------    -----------    -----------   -----------    -----------    -----------
Balance at June 30,1996 .......     8,285,315      2,677,398         41,727       (16,651)    (1,974,178)       728,296
Issue of 855,881 shares through
  private placement, net of
  issuance costs ..............       855,881      1,127,783           --            --             --        1,127,783
Issue of 17,780 shares on
  exercise of stock options ...        17,780         25,850           --            --             --           25,850
Issue of 150,000 shares on
  exercise of warrants ........       150,000        187,500           --            --             --          187,500
Loss on translation of foreign
  controlled entities .........          --             --             --         (19,661)          --          (19,661)
Adjustment to contributed
  surplus .....................          --             --          400,461          --             --          400,461
Net loss after tax ............          --             --             --            --       (1,599,111)    (1,599,111)
                                  -----------    -----------    -----------   -----------    -----------    -----------
Balance at June 30, 1997 ......     9,308,976      4,018,531        442,188       (36,312)    (3,573,289)       851,118
Issue of 5,359,791 shares
  through private placement,
  net of issuance costs .......     5,311,791      7,813,135           --            --             --        7,813,135
Issue of 48,000 shares in lieu
  of amount payable to a
  director....................         48,000         60,000           --            --             --           60,000
Issue of 1,550,959 shares on
  conversion of promissory
  notes .......................     1,550,959      1,894,029           --            --             --        1,894,029
Issue of 109,770 shares on
  exercise of stock options ...       109,770        143,213           --            --             --          143,213
Issue of 100,000 shares on
  exercise of warrants ........       100,000         75,000           --            --             --           75,000
Repurchase of shares through
  normal course issuer bid
(share buy-back) ..............       (80,800)      (172,340)          --            --             --         (172,340)
Loss on translation of foreign
  controlled entities .........          --             --             --         (36,874)          --          (36,874)
Adjustment to contributed
  surplus .....................          --           49,283           --            --           49,283
Net loss after tax ............          --             --             --            --       (2,256,893)    (2,256,893)
                                  -----------    -----------    -----------   -----------    -----------    -----------
Balance at June 30, 1998 ......    16,348,696     13,831,568        491,471       (73,186)    (5,830,182)     8,419,671
Issue of 2,000,000 shares
  through private placement,
  net of issuance costs .......     2,000,000      3,684,327           --            --             --        3,684,327
Issue of 159,470 shares on
  exercise of stock options ...       159,470        200,532           --            --             --          200,532
Issue of 200,000 shares on
  exercise of warrants ........       200,000        293,771           --            --             --          293,771
Repurchase of shares through
  normal course issuer bid
(share buy-back) ..............      (741,174)    (1,496,793)          --            --             --       (1,496,793)

Gain on translation of foreign
  controlled entities .........          --             --             --         232,946           --          232,946
Net loss after tax ............          --             --             --            --       (6,066,209)    (6,066,209)
                                  -----------    -----------    -----------   -----------    -----------    -----------
Balance at 30 June 1999 .......    17,966,992     16,513,405        491,471       159,760    (11,896,391)     5,268,245
                                  -----------    -----------    -----------   -----------    -----------    -----------


15. SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("US GAAP")

The Company's financial statements are prepared in accordance with Canadian GAAP, which differ in certain significant respects from US GAAP. The significant differences relate principally to the following items and the adjustments necessary to reconcile the consolidated net income, shareholders' equity, and certain balance sheet accounts in accordance with US GAAP are shown in the schedules below.

A) DEVELOPMENT COSTS

Under Canadian GAAP development costs that meet specific criteria related to technical, market and financial feasibility are capitalised. Amortisation of development costs will start upon commencement of commercial production. For US GAAP purposes, development costs are expensed in the period incurred. The Canadian GAAP and US GAAP reconciliation includes an adjustment to expense the capitalised development costs in the relevant year those costs were incurred. In fiscal year ended June 30, 1999 - nil (1998 : CAD$756,060, 1997 : $CAD859,885)
of development costs have been expensed in the reconciliation to net loss under US GAAP, representing expenditure incurred in that year. Refer to note 15 (g) for the effect of the write off.

B) INCOME TAXES

Under US GAAP income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws.

Under Canadian GAAP certain differences between the book and tax basis of assets and liabilities are treated as permanent differences because their reversal is not considered probable in the foreseeable future. Under US GAAP, Statement of Financial Accounting Standards No. 109, " Accounting for Income Taxes," these differences would be accounted for as temporary differences.

Under Canadian GAAP, the deferred tax asset in respect of income tax losses carried forward are not recognised unless the benefit is virtually certain of realisation. Under US GAAP, the benefit is not recognised unless realisation is more likely than not. Based on the present circumstances, the deferred income tax assets have not been recognised as it is more likely than not that the benefit will not be realised.

No tax benefit has been recognized under either concept to date as the company has incurred losses. The company has significant carry forward tax losses as disclosed in note 10.

C) PROMISSORY NOTES

Under Canadian GAAP the debt component of the note issue is the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time of its issuance. The difference between the face amount of the loan and the calculated debt component has been recorded as contributed surplus.

Under US GAAP only the warrant component is reflected in shareholders equity. Refer to note 15 (g) for the effect of the change in GAAP.

For the purposes of this reconciliation, the company accounts for debt issued with stock purchase warrants in accordance with APB Opinion No. 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants." The interest expense is calculated based on the percentage attached to the convertible debt. Refer to note 15 (g) for the effect of the change in GAAP.

D) PATENT COSTS

Under Canadian GAAP patent costs capitalised included both internal and external costs. Under US GAAP only external costs are capitalised. Refer not 15 (g) for the effect of the difference in GAAP.

15. SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("US GAAP") (CONTINUED)

E) EMPLOYEE STOCK OPTIONS

For the purposes of this reconciliation, the Company accounts for stock options granted to employees and directors in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and intends to continue to do so. Under Canadian GAAP, stock options are only recognized when converted and the exercise price paid is treated as issued capital. Net income has been adjusted for the compensation expense which would be recorded under US GAAP. This difference is disclosed in note 15g.

A summary of the status of the Company's stock option plan as of June 30, 1997 1998 and 1999, and the changes during the years ending on those dates is presented below:


                              ------------------------------------------------------------------------------------------
                                                                 YEAR ENDED 30 JUNE
                                          1997                          1998                          1999
                              Number of   Weighted Average  Number of   Weighted Average  Number of   Weighted Average
                               Options     Exercise Price    Options     Exercise Price    Options     Exercise Price
                                                $CAD                          $CAD                          $CAD
                              ------------------------------------------------------------------------------------------
Outstanding - beginning
of year                          387,190        1.25           512,310        1.28           885,540        1.29
Granted                          160,000        1.35           485,000        1.30           400,000        2.15
Exercised                       (14,880)        1.25         (109,770)        1.30         (159,470)        1.27
Forfeited                       (20,000)        1.25           (2,000)        1.25          (25,300)        1.30

Outstanding - end of year        512,310        1.28           885,540        1.29         1,100,770        1.60

Exercisable at end of year       452,310        1.29           189,230        1.29           139,230        2.47

Weighted average fair
value of options granted
during the year                   $0.67                         $0.72                         $1.62

For the purposes of this reconciliation, below is the pro forma disclosure under US GAAP in accordance with FAS 123. Under FAS 123 the compensation cost is measured at the grant date based on the fair value of the award of options and is recognized over the vesting period. The fair value is determined using an option pricing model that takes into account the stock price at the date of grant, the exercise price, the expected life of the option, the volatility of the underlying stock and the expected dividends on it, and the risk free interest rate over the expected life of the option. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for 1997, 1998 and 1999, respectively: risk free interest rates of 6.1, 6.0, 6.3 per cent; dividend yield of 0 per cent for all years; expected lives of 5 years and volatility of 70, 70 and 70 per cent.


                                                        ------------------------------------------

                                                                   YEAR ENDED 30 JUNE

                                                            1999          1998          1997
                                                            $CAD          $CAD          $CAD
                                                        ------------------------------------------

Net loss - as reported                                    (6,066,209)   (2,256,893)   (1,599,111)
Net loss - pro forma                                      (6,405,679)   (2,377,347)   (1,706,071)

Pro forma earnings per share:
  Basic                                                       (0.40)        (0.22)        (0.20)

15. SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("US GAAP") (CONTINUED)

F) EARNINGS PER SHARE

Under Canadian GAAP, diluted earnings per share is determined by dividing the net income adjusted to include the assumed income, net of tax, from investing the proceeds from the exercise of outstanding share options and warrants in 180 day bank bills, by the weighted average number of ordinary shares, both on issue and potentially dilutive options, outstanding during the financial year.

Under US GAAP, the treasury stock method would be used to compute diluted earnings per share.

In the reconciliation below no effect has been given in the US GAAP computation of earnings per share to potential dilutive securities as their effect is anti-dilutive.

G) THE FOLLOWING TABLE SUMMARIZES THE EFFECT ON NET LOSS OF THE DIFFERENCES BETWEEN CANADIAN AND US GAAP.


                                                        ------------------------------------------

                                                                   YEAR ENDED 30 JUNE

                                                            1999          1998          1997
                                                            $CAD          $CAD          $CAD
                                                        ------------------------------------------


Net loss after income tax under Canadian GAAP             (6,066,209)   (2,256,893)   (1,599,111)
  Write off development costs            15 (a)                    -      (756,060)     (859,885)
  Promissory notes                       15 (c)                    -       103,370             -
  Internal patent costs                  15 (d)                    -       (39,262)            -
  Employee stock options                 15 (e)              (11,334)      (77,620)            -
                                                        ------------------------------------------
Net loss under US GAAP                                    (6,077,543)   (3,026,465)   (2,458,996)
  Foreign currency translation adjustment                    232,946       (36,874)      (19,661)

                                                        ------------------------------------------
Comprehensive loss                                        (5,844,597)   (3,063,339)   (2,478,657)
                                                        ------------------------------------------


Basic Earnings and Diluted Earnings per share
under Canadian GAAP                                       (0.38)        (0.21)         (0.19)
Basic Earnings and Diluted Earnings per share
under US GAAP                                             (0.37)        (0.29)         (0.28)


The following table summarises the effect on the shareholders' equity of the differences between Canadian and US GAAP


                                                                       ----------------------------

                                                                           YEAR ENDED 30 JUNE

                                                                           1999          1998
                                                                           $CAD          $CAD
                                                                       ----------------------------
Shareholders' equity under Canadian GAAP                                  5,268,245     8,419,671
  Development Costs                                  15 (a)                       -    (1,615,945)
  Internal patent costs                              15 (d)                 (39,262)      (39,262)
                                                                       ----------------------------
Shareholders' equity under US GAAP                                        5,228,983     6,764,464
                                                                       ----------------------------


The following table summarizes the effect on the balance sheet of the differences between Canadian and US GAAP


Total assets under Canadian GAAP                                          5,705,972     9,202,518
  Development costs                                  15 (a)                       -    (1,615,945)
  Internal patent costs                              15 (d)                 (39,262)      (39,262)
                                                                       ----------------------------
Total assets under US GAAP                                                5,666,710     7,547,311
                                                                       ----------------------------

15. SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("US GAAP") (CONTINUED)

H) IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

US GAAP - DERIVATIVES
In June 1998 (effectiveness date revised in June 1999), the Financial Accounting Standards Board issued Statement No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, which is required to be adopted in years beginning after June 15, 2000. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company has not yet determined what the effect of Statement 133 will be on the earnings and financial position of the Company.