Form 20-F
period 2000-12-31
DYNAMIC DIGITAL DEPTH INC
filed 2001-07-16
CIK 1090212

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)OF THE SECURITIES EXCHANGE ACT OF 1934

or

[   ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

or

[X] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES or EXCHANGE ACT OF 1934

For the transition period from June 30, 2000 to December 31, 2000.

Commission File Number 000-26983

DYNAMIC DIGITAL DEPTH INC.
(Exact Name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant's name into English)

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

None

Indicate the number of outstanding shares of each of the issuer”s classes of capital or common stock as of the date of this Annual Report:

22,430,492 Common Shares, without par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) for the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES X           NO___

Indicate by check mark which financial statement item the registrant has elected to follow.

ITEM 17 X           ITEM 18 ____

TABLE OF CONTENTS

PAGE
Special Note Regarding Looking Forward Statements
Glossary of Terms
Item 1.	Identity of Directors, Senior Management and Advisors
Item 2.	Offer Statistics and Expected Timetable
Item 3.	Key Information
	A.	Selected Consolidated Financial Data
	B.	Capitalization and Indebtedness
	C.	Reasons for the Offer and Use of Proceeds
	D.	Risk Factors
Item 4.	Information on the Company
	A.	History and Development of the Company
	B.	Business Overview
	C.	Organizational Structure
	D.	Property, Plants and Equipment
Item 5.	Operating and Financial Review and Prospects
Item 6.	Directors, Senior Management and Employees
	A.	Directors and Officers of the Company
	B.	Compensation of Directors
	C.	Board Practices
	D.	Employees
	E.	Share Ownership
Item 7.	Major Shareholders and Related Party Transactions
	A.	Major Shareholders
	B.	Related Party Transactions
	C.	Interests of Experts and Counsel
Item 8.	Financial Information
	A.	Consolidated Statements and Other Financial Information
	B.	Significant Changes
Item 9.	The Offering and Listing
	A.	Nature of Trading Markets
	B.	Plan of Distribution
	C.	Markets
	D.	Selling Shareholders
	E.	Dilution
	F.	Expenses of the Issue
Item 10.	Additional Information
	A.	Share Capital
	B.	Memorandum and Articles of Association
	C.	Material Contracts
	D.	Exchange Controls
	E.	Taxation
	F.	Dividends and Paying Agents
	G.	Statements by Experts
	H.	Documents on Display
	I.	Subsidiary Information
Item 11.	Quantitative and Qualitative Disclosures About Market Risk
Item 12.	Description of Securities Other Than Equity Securities
PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies
Item 14.	Material Modification to the Rights of Security Holders and Use of Proceeds
Item 15.	[RESERVED]
Item 16.	[RESERVED]
PART III
Item 17.	Financial Statements
Item 18.	Financial Statements
Item 19.	Exhibits
Signatures

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements contained in this Transition Report on Form 20-F that are not historical facts are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from estimated results. Such risks and uncertainties are more fully described in “Item 1. Key Information - Risk Factors.” Any forward looking statements speaks only as of the date of this Transition Report.

Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of DDD since the date of this report that would warrant any modification of any forward-looking statement made in this document or other documents filed periodically with securities regulators. All subsequent written and oral forward- looking statements attributable to DDD or persons acting on its behalf are expressly qualified in their entirety by this notice. Except as required by law, DDD disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

GLOSSARY OF TERMS

The following are certain definitions of terms used herein:

2D compatible 3D™

3D images that may be viewed in either 2D or 3D. Viewing in 3D is possible with only a marginal increase in 2D image file size.

Anaglyph

A method of viewing stereoscopic images using glasses with red and blue lenses.

Autostereoscopic

A method of viewing stereoscopic images without the need to wear special glasses or head gear.

Broadband

A high speed connection to the internet (e.g. cable modem or T1).

Content Owner

A party that controls the intellectual property rights of a piece of content.

Conversion

A process whereby 2D images are converted to 3D.

DeepSee™

The former brand name of a range of DDD's 3D technologies and products, now named OpticBOOM(TM)to better reflect consumer benefits.

De-Multiplexer or Demux

DDD’s DM1020 decodes alternating left and right eye field sequential images which have been recorded on a video tape or DVD and separates them into two distinct left and right eye output signals for viewing on a stereo pair of polarized projectors.

Depth Map or “Z” Axis

Process by which using shades of gray, determines the distance between objects or points (depth) in a 2D image for recording or playback in 3D. Lighter images are closer while darker images are farther away from the point of view.

Digital Imaging

A means of representing an image on a computer - e.g. digital photographs.

Download

The transfer of a computer file from one location to another.

Downloadable

A computer file that is available to be transferred between two locations.

DVD

Digital Versatile Disk - a storage disk for video images that can be displayed on a TV or PC screen.

Freeware

Software that is given to the consumer without charge.

Geometric 3D

Geometric 3D, like an artist's picture, is a 2D representation of a 3D world. Light, shading, textures and vanishing points are used to create the appearance of depth, but the image remains 2D.

Giant screen

Large screens that display 65mm or 70mm film, e.g. IMAX.

Glasses-free display

A computer or television screen that shows 3D without the need to wear glasses.

Head Tracking System

A patented headset free hardware technology developed by DDD for use in the arcade game market. DDD is no longer pursuing this market.

In-screen

A stereoscopic effect whereby objects appear to be located behind the viewer's screen, giving the appearance of depth.

Large format film

65mm or 70mm film that is shown on giant screens, e.g. IMAX.

Narrowband

A slow connection speed to the internet (e.g. using a 56K modem or less).

Off-screen

A stereoscopic effect whereby objects appear to be in front of the viewer’s screen.

OpticBOOM™

The brand name of a range of DDD's 3D technologies and products.

OpticBOOM™ Plug-in

A plug-in that works with Apple QuickTime to enable the viewing of 3D images via the internet. Available as a free download at www.ddd.com.

Polarized glasses

Glasses that are fitted with polarizing lenses, enabling the viewing of polarized 3D images.

Progressive download

A method of transferring computer files between two locations that enables a viewer to watch a video file while the remainder is being downloaded.

QuickTime Movie Player

Software developed by Apple Computer Inc. that enables the user to view and listen to multimedia computer.

RealPlayer

Software developed by RealNetworks, Inc. that enables the used to listen to and view multimedia content from the Internet.

Set-top box

A cable or satellite decoder box intended for use with a home television.

Scan Converter

In its generic terminology, a Scan Converter is any device that takes in one signal format and outputs another signal format that is compatible with the display device, the broadcast device or the recording device (i.e. converting PAL or SECAM to NTSC for recording onto VHS for playback in the U.S.). Using 3D field sequential video (Composite Video, S-Video or Component RGB) as the input, DDD’s SC1050 doubles the vertical refresh rate of 60 Hz to 120Hz for NTSC or 50 Hz to 100Hz for PAL, thus a “flicker-free” 3D image is displayed on a monitor or projector.

Scan Doubler

This is a special case of a Scan Converter. When used in 3D mode, DDD’s SD1050 outputs a video format that is running at twice the horizontal frequency (effectively, double resolution) and twice the vertical refresh rate as the incoming signal. When used in the 2D mode, the SD1050 outputs a video format that runs at twice the horizontal frequency as the incoming signal (effectively, double resolution) while the vertical refresh rate remains the same. Results in either case are clearer, sharper images.

Shutter glasses

Electronic glasses that enable viewers to see high quality, full-color 3D images.

Software Algorithms

A software program designed to solve a recurrent problem, procedure or mathematical formula.

Stereo 3D

A process that enables a viewer to see images that appear to have natural depth and perspective as if the images were real. Separate left and right eye views recreate the images as they are viewed in the real world.

Stereoscopic

A method of viewing images that provides a left and right eye view of each image, making it appear to the viewer the same way that it would appear in real life.

Streaming

A method of transferring computer files (usually video images) between two locations whereby the files are sent in real time. With a narrowband connection, the images often appear choppy.

Upload

A process of transferring computer files to a central site for subsequent Downloading or Streaming

PART I

Item 1.   Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.   Offer Statistics and Expected Timetable

Not Applicable.

Item 3.   Key Information

A.  Selected financial data.

The following selected consolidated financial data for the transition period ended December 31, 2000 and the years ended June 30, 2000, 1999, 1998 and 1997 are derived from the Audited Consolidated Financial Statements for the periods indicated and should be read in conjunction therewith.

Reference should also be made to Note 19 to the Audited Consolidated Financial Statements included herein for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the financial statements.

All monetary references contained in this Item 3 are in Canadian dollars.

Note that historical results are not necessarily indicative of future results.

SELECTED FINANCIAL INFORMATION TABLE

                                        Six Month Period Ended              Twelve Months Ended June 30,
                                             December 31,
                                      ---------------------------  ------------------------------------------------
                                         2000           1999          2000          1999         1998       1997
                                                    (Unaudited)
                                      ------------  -------------  ------------  ------------  ---------  ---------
  CANADIAN GAAP(1)                                          (thousands of Canadian dollars)

  Total Revenue                               399            102           438           199        368        279

  Expenses                                  5,340          3,183         7,400         6,265      2,625      1,878

  Net Loss From Period(2)                  (4,941)         3,081        (6,962)       (6,066)    (2,257)    (1,599)

  Basic Earnings and Diluted                (0.23)         (0.17)        (0.37)        (0.38)     (0.21)     (0.19)
  Earnings per share(3)

  Total Assets                              7,181          5,748         9,127         5,706      9,203      2,274

  Total Long Term Debt and Capital             94            140           159            64         88        980
  Lease Obligations

  Shareholders' Equity                      5,930          4,283         7,843         5,268      8,651        851

  Weighted Average Number of Shares        21,917         18,025        18,825        15,846     10,609      8,638
  Outstanding(5)

  US GAAP(6)                                                (thousands of Canadian dollars)

  Total Revenue                               399            102           438           199        368        279

  Expenses                                  5,794          3,248         9,022         4,661      3,394      2,738

  Net Loss From Period(2)                  (5,395)        (3,146)       (8,583)       (4,462)    (3,026)    (2,459)

  Basic Earnings and Diluted                (0.24)         (0.18)        (0.48)        (0.26)     (0.29)     (.028)
  Earnings per share(4)

  Total Assets                              7,142          5,709         9,088         5,667      7,547      1,414

  Total Long Term Debt and Capital             94            140           159            64         88        980
  Lease Obligations

  Shareholders' Equity                      5,891          4,243         7,804         5,229      6,764       (319)

  Weighted Average Number of Shares        21,917         18,025        18,825        15,846     10,609      8,638
  Outstanding(5)

Notes:

(1)	Refers to Canadian Generally Accepted Accounting Principles.
(2)	After taxes.
(3)	Under Canadian GAAP , diluted earnings per share is determined by dividing the net income adjusted to include the assumed income, net of tax, from investing the proceeds from the exercise of outstanding share options and warrants in 180 day bank bills, by the weighted average number of ordinary shares, both on issue and potentially dilutive options, outstanding during the financial year.
(4)	Under US GAAP, the treasury stock method would be used to compute diluted earnings per share.
(5)	End of period. Excludes stock options and any other outstanding convertible securities.
(6)	Refers to US Generally Accepted Accounting Principles.

Dividend Policy and Record

        We have not paid any cash dividends to date, and have no intention to pay any cash dividends on our common shares in the foreseeable future. The timing, amount and form of dividends, if any, will depend, among other things, on our results of operations, financial condition, cash requirements and other factors deemed relevant by our board of directors.

Exchange Rates

        Financial information in this Transition Report is expressed in Canadian dollars, unless otherwise noted. References to "Cdn$" or "$" are to Canadian dollars. The following tables sets forth, for the period indicated, the high and low exchange rates, the average of the month-end exchange rates and the period-end exchange rate of the Canadian dollar in exchange for United States dollars, based upon the inverse of exchange rates reported by the Federal Reserve Bank of New York at the noon buying rates in New York City for cable transfers payable in Canadian dollars as certified for customs purposes. On July 13, 2001 the noon buying rate was Cdn$1.00 = US$.6494.

Year Ended December 31,	High	Low	Average	Period End
1996	0.7515	0.7215	0.7334	0.7301
1997	0.7489	0.6948	0.7223	0.6997
1998	0.7105	0.6343	0.6743	0.6534
1999	0.6929	0.6537	0.6730	0.6929
2000	0.6973	0.6413	0.6733	0.6666
Six Months ended December 31,	High	Low	Average	Period End
1999	0.6925	0.6607	0.6759	0.6925
2000	0.6831	0.6410	0.6649	0.6669

Month	High	Low
June 2001	0.6604	0.6516
May 2001	0.6532	0.6435
April 2001	0.6512	0.6333
March 2001	0.6502	0.6340
February 2001	0.6695	0.6497
January 2001	0.6690	0.6596
December 2000	0.6666	0.6496

B.     Capitalization and indebtedness.

        Not Applicable.

C.     Reasons for the offer and use of proceeds.

        Not Applicable.

D.     Risk Factors.

        The following offers a brief overview of some of the risk factors to be considered in relation to the Company’s business. Specific risk factors to be considered include, but are not limited to, the following:

Going Concern Qualification to Financial Statements

        Our auditors have raised the issue that we may not be able to continue as a going concern as a result of a lack of profits. We have used substantial amounts of working capital in our operations and have sustained significant operating losses. Since January 1, 2000, we raised approximately $10,000,000 from private placements and exercises of warrants and options. While this capital may allow us to operate in the short term, we may not be able to continue as a going concern thereafter if we do not generate profits or secure additional financing.

We Have A Limited Operating History That Makes An Evaluation Of Our Business Difficult

        We concluded our reorganization and commenced our current business in May 1994. To date, we have been engaged in product research and development and establishing our technology development strategy. Our technologies are beginning to become available for marketing release and licensing. During 2000, we launched our “freeware” version of the OpticBOOM™ Plug-in software application for Apple’s QuickTime Movie Player. Our limited operating history makes evaluation of our business and prospects difficult. Companies in an early stage of development frequently encounter heightened risks and unexpected expenses and difficulties. For us, these risks include the following:

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

We Have A History Of Losses And Expect To Incur Losses In The Future

        We incurred net losses of approximately $1.2 million in fiscal 1996, $1.6 million in fiscal 1997, $2.3 million in fiscal 1998, $6.1 million in fiscal 1999, and $7.0 million in fiscal 2000 and $4.9 million during the six month transition period ended December 31, 2000. As of December 31, 2000, we had an accumulated deficit of approximately $24.3 million. We have incurred net losses in each quarter since our inception, and we are not likely to achieve profitability in the next few years. We also expect to continue to incur increasing research and development, sales and marketing and general and administrative expenses. If we are to achieve profitability given our planned expenditure levels, we will need to generate and sustain substantially increased license and royalty revenues; however, we are unlikely to be able to do so for the foreseeable future. As a result, we expect to incur significant and increasing losses and negative cash flows for the foreseeable future.

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

The Complexity And Expense Of The Large-Scale Deployment of Our Products and Services May Slow Deployment And Delay Market Acceptance

        The large-scale deployment of products and services incorporating our technology by customers is complex, time-consuming and expensive, and therefore each deployment of these products and services requires our expertise to tailor our technology to the customer’s particular product offering. This conversion process requires a lengthy and significant commitment of resources by our customers and us. This commitment of resources may slow deployment which could, in turn, delay market acceptance of these products and services.

If Hardware Manufacturers Do Not Manufacture Products That Incorporate Our Technology, Or If These Products Do Not Achieve Acceptance, We May Not Be Able To Sustain Or Grow Our Business

        Our principle activity and main focus does not include the manufacturer of hardware. Rather, we intend to license software technology to manufacturers of cable set-top boxes, PC peripherals, DVD players, and digital cameras and camcorders. Accordingly, our success will depend, in part, upon our ability to convince a number of these manufacturers to manufacture products incorporating our technology and the successful introduction and commercial acceptance of these products. Our efforts in this regard are significantly dependent on customers deploying services using our technology. While we have had discussions with a variety of manufacturers, we have not entered into any agreements with any manufacturers to produce products which incorporate our technology. Our failure to convince these manufacturers to incorporate our software platform into their products, or the failure of these products to achieve broad acceptance with consumers and businesses, will result in revenues that do not grow as fast as expected, if at all.

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

        The following companies are our significant competitors:

- C3D Digital Inc. operates a 3D TV channel. Subscribers to the channel are required to purchase set-top hardware and to wear electronic 3D glasses to view the 3D content. The company also streams 3D media entertainment over the Internet. C3D Digital Inc. is publicly traded on the American Stock Exchange.

- Isee3D Inc. is a developer of 3D imaging software and hardware for use in the medical and defense industries. The company has adapted its 3D technology for use in the streaming of 3D stereoscopic entertainment over the Internet. Isee3D Inc. is publicly traded company listed on the Canadian Venture Exchange.

- VRex, Inc. is a manufacturer and marketer of 3D stereoscopic imaging products and services. It sells a bundled hardware and software application for viewing 3D streaming media files, and sells 3D cameras and projectors. VRex also provides 3D productions services to the theme park industry, and builds custom 3D entertainment modules for theme parks and trade shows. VRex, Inc. is a wholly-owned subsidiary of Reveo, Inc., a privately held company.

- 3DV Systems, Inc. markets an end-to-end solution for the creation, distribution and display of stereoscopic 3D video content. Their core technology is a 3D camera attachment that captures depth information during filming. In addition, 3DV Systems also markets a software product that encodes, compresses and transmits a 3D video signal over broadband and low-band infrastructures which is similar to our OpticBoom™ 3D technology. The company also targets the 2D special effects industry with 2D applications of their 3D technologies. 3DV Systems, Inc. is a privately held company founded in Israel.

- VisuaLABS Inc. develops image display technologies including glasses-free 3D display technology which competes with our technology. The company has announced that it plans to license its glasses-free technology to a builder of a network of shopping mall based 3D billboards. The company also licenses its technology for electronic projectors, computer workstations, arcade video games, and training simulators. VisuaLabs announced a “Grout-Free” tiling technology that enables seamless tiling of small LCD displays into larger displays. VisuaLabs Inc. is a publicly traded company listed on the Canadian Venture Exchange.

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

Our Limited Ability To Protect Our Intellectual Property And Proprietary Rights May Harm Our Competitiveness

        Our ability to compete and continue to provide technological innovation is substantially dependent upon internally developed technology. We rely primarily on a combination of trademark laws, copyright laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary technology. In addition, we have ten patent applications pending in the United States and seven patent application pending in Australia. Patents may not be issued from these or any future applications. To date, four of the Australian and two of the U.S. patents have been issued. Even if a patent application is issued, these patents may not survive a legal challenge to their validity or provide significant protection for us.

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

user privacy;
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

There Can Be No Assurance That Our International Patent Applications Will Be Granted Or, If Granted, Will Survive Legal Challenges To Their Validity

        During the preparation of patent applications, international preliminary examiners’ reports have identified international patents that may conflict with our patent applications. For each potential conflict, we have provided a response indicating the areas in which our applications are unique and innovative and therefore avoid conflict with the third party patents. We believe that the responses will be adequate to distinguish our applications from third party patents; however, there can be no assurance that any patents will be issued pursuant to these applications or that, if granted, such patents would survive a legal challenge to their validity or provide significant protection for us.

There Is No Public Market For Our Securities In The United States

        Our securities are currently only traded on the Canadian Venture Exchange, a relatively recently-formed securities exchange which is in the process of being acquired by the Toronto Stock Exchange. There is no guarantee that a liquid, public market would exist for our securities. Accordingly, you may not be able to liquidate an investment in our securities and, therefore, should be prepared to bear the economic risk of such an investment for an indefinite period and to withstand a total loss of the investment.

Item 4.   Information on the Company.

A.   History and development of the company.

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

B.   Business overview.

        We are a software and hardware developer engaged in the development and commercialization of effective, affordable 3D content, services and delivery technologies for mass-market applications. We have developed a range of patented software and hardware applications to satisfy the emerging demand of displaying still and moving images in "stereoscopic 3D." This year we launched a "freeware" version of our OpticBOOM(TM)Plug-in for Apple, Inc.'s QuickTime Movie Player, enabling 3D movie files to be viewed via the Internet, CD or DVD. The OpticBOOM(TM)Plug-in can be downloaded from our web site at http://www.ddd.com.

Stereoscopic 3D

        Stereoscopic 3D differs from the heavily marketed term "3D" used extensively in the present-day video game and PC software markets. Enhanced or stereoscopic 3D, as created by our Dynamic Depth Cueing(TM)process, allows the viewer to see the images in lifelike 3D through polarized or LCD shutter glasses by adding the appearance of depth to the image. Stereoscopic 3D involves displaying two or more slightly different left and right eye views of the image which the viewer then perceives to be a "real" 3D image with enhanced depth. The benefit of stereoscopic 3D is that it provides a visually richer image to the viewer allowing objects and characters to appear behind the surface of the display screen and also, importantly, to appear to move off the screen towards the viewer under certain circumstances.

Stage of Development

        Our activities have been focused on developing the technological feasibility of displaying and transmitting still and moving images in stereoscopic 3D. To date, we have generated limited revenues from the commercial sale of our hardware and software products. In 2000, we launched the "freeware" version of our Optic BOOM(TM)Plug-in for Apple, Inc.'s QuickTime Movie Player, enabling 3D movie files to be viewed via the Internet, CD or DVD. We anticipate launching a second generation Optic BOOM(TM)Plug-in in late July, 2001. However, our current focus is on the development of glasses-free video and computer monitors which are anticipated to be available for public space markets such as trade shows and high traffic areas principally for advertising markets later in 2001. These monitors, due to their high cost, are not expected to be available for the consumer market for several years.

The Markets

        Our focus is now the commercialization of our technologies within the worldwide entertainment and multimedia industries. A number of key applications have been identified which fall into the following broad categories:

2D compatible 3D images for Internet distribution;
2D compatible 3D broadcast programming;
2D compatible 3D movies for DVD;
3D movies for theatrical release;
interactive games software applications; and
video processor and display technologies.

Software

        We have developed a software-based solution allowing images created using conventional 2D techniques, including video, film and computer generated media formats, to be manipulated digitally and converted to 3D. Significantly, the data used to create the 3D version of a 2D image may be subsequently embedded in the original 2D image allowing the viewer to choose whether to view in 2D or 3D using a single piece of media. The additional 3D data adds a minimal increase in size to the original 2D image.

Hardware

        We have engineered digital video processing hardware. The video processor provides a series of features including the control of 3D projection and display systems, real time conversion of standard video and DVD material to 3D, and image enhancement allowing PC monitors to display video and television images at higher definition resolution than conventional television sets.

        The company's immediate focus is on bringing glasses-free 3D television to the public space consumer marketplace. DDD's 3D display solutions are ideal for high-traffic public spaces, location based entertainment, trade shows, and 3D visualization applications. We are targeting retail deployment in shopping centers and airports as well as deployment for corporate presentations, promotional and trade show use.

Products and Services

        Our key product is a software application called OpticBOOM(TM)(formerly DeepSee(TM)). We changed the brand name in fiscal 2000 to better reflect the consumer benefits of our 3D technologies and products. Customers using the OpticBOOM(TM)family of software products will be able to digitally manipulate and enhance existing 2D and 3D still and moving images for Internet, television, film and video/DVD to create a rich 3D stereoscopic image. The key to our solution lies in the generation of depth cue data based upon the original 2D image. Our Dynamic Depth Cueing(TM)process uses a series of sophisticated software algorithms to identify each object in a scene along with its distance or depth away from the viewer. The compressed depth cue data is reinserted into the original 2D image and distributed to the viewer in 2D-compatible 3D formats. At the viewer's discretion, the depth cue data may be decoded by a software or hardware-based OpticBOOM(TM)decoder allowing the images to be viewed in 3D with available glasses on conventional display hardware including PC monitors or television sets.

        OpticBOOM(TM)will consist of a range of easy to use semi-automated software tools for the consumer or the content owner. The content owner, using an OpticBOOM(TM)software toolkit licensed from us, will be able to create the appropriately formatted 3D version of their 2D production for distribution over the Internet, analog or digital broadcast channels or DVD.

        We also provide a 2D to 3D conversion service, allowing us to selectively offer 3D capabilities to professional markets such as film and television.

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

        The most common application of 3D technology has been in the entertainment industry. During the 1950's, red and green "anaglyph" glasses were used for viewing 3D "black and white" films. The use of glasses to view 3D entertainment has continued in recent years, but viewers have still had to contend with limited content.

        The application of 3D technology has attained our greatest commercial success in giant screen "IMAX(R)" 3D films and 3D theme park rides and attractions. These films have been made using twin camera 3D technology manufactured by IMAX(R)and iWERKS Entertainment, Inc. Filming with twin camera 3D technology carries a comparatively high cost of filming and limits the shots that can be created by the film maker due to the physical equipment size and calibration requirements. Accordingly, even IMAX(R)3D theaters have a limited amount of content that is both time consuming and expensive to produce. According to reports filed by IMAX with the Securities and Exchange Commission, as of December 31, 1999, of its installed base of 208 theatres, 83, or approximately 40% are 3D capable. All but six of the 77 theatres in IMAX' reported backlog as of that date are listed as 3D capable theatres.

        In the television industry, broadcasters, including CBS, NBC and ABC, have broadcast segments of their prime time television programming including "Third Rock from the Sun" and "Home Improvement" in 3D. The published Nielsen ratings generated from these brief 3D segments has demonstrated that there is an interest in viewing 3D at the consumer level.

        To deliver 3D to a television viewer using present day technologies, the broadcast signal is formatted in "anaglyph" for viewing in black and white using low cost red and blue glasses. The second most popular method is field sequential 3D where alternating left and right eye stereo color images are broadcast to the viewer on one broadcast channel; however, this method requires more expensive LCD viewing glasses. Finally, two broadcast channels may be used to deliver left and right eye stereo HDTV images to the viewer in color, again in conjunction with LCD viewing glasses. The former approach provides a black and white image that can only be viewed in 3D while the latter two are expensive propositions for broadcasters since the content may either only be viewed in 3D or requires two dedicated channels to deliver a single program.

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

Hardware Partners

        Our hardware partners include:

·	Motorola, Inc. Broadband Communications Sector. Pursuant to stock purchase and joint development agreements dated June 17, 1999, we entered into a strategic partnership with Motorola’s Broadband Communications Sector (then General Instrument Corporation). Motorola is a provider of integrated and interactive broadband access solutions. Motorola has publicly announced its desire, together with its business partners, to be at the forefront of the widely-reported convergence of the Internet, telecommunications and video entertainment industries. The joint development agreement is intended to implement our 2D compatible 3D digital broadcasting technologies on Motorola’s range of consumer television advanced set- top boxes and broadcast head-end encoder systems. In December 1999, we teamed with Motorola at the Western Cable Show to demonstrate advanced set-top boxes integrated with our OpticBOOM™ transmission technology.

·	Dimension Technologies, Inc. In July 2000, we entered into a memorandum of understanding with Dimension Technologies to form a joint venture to develop glasses-free displays. These displays will allow a single user, sitting directly in front of the display, to view OpticBOOM™ encoded 3D content without the need for anaglyph or shutter glasses.

·	4D-Vision GMBH. In September 2000, we entered into a memorandum of understanding with 4D-Vision to form a joint venture to develop glasses-free, multi- viewer, flat-panel displays. These displays will allow several users, sitting at different angles from the display, to view OpticBOOM™ encoded 3D content without the need for anaglyph or shutter glasses.

Software Partners

        Our software partners include the following:

·	Apple, Inc. We are in the developer program for Apple QuickTime, pursuant to which we paid a nominal license fee in return for the opportunity to develop a plug-in application for Apple QuickTime Movie Player. In fiscal 2000 we launched our OpticBOOM™ Plug-in for Apple QuickTime, enabling 3D movie files to be viewed via the Internet. In October 2000, our OpticBOOM™ 3D technology was licensed by Apple for their QuickTime 5, Apple’s latest software for creating, streaming and playing high-quality audio and video over the Internet. The OpticBOOM™ Plug-in is QuickTime’s first and only stereo 3D plug-in. It is available through the new component download feature in QuickTime 5, which automatically recognizes our encoded 3D content and then offers the user the option to download and install the OpticBOOM™ plug-in for free.

·	Real Networks, Inc. In August 1999, we were admitted into the RealPartner development program sponsored by Real Networks. In connection with this program, we are developing an OpticBOOM™ Plug-in application for Real Network’s RealPlayer G2 which would permit the transmission and viewing of 2D compatible 3D streaming video over the RealPlayer G2. We are in discussions with Real Networks regarding potential opportunities for a strategic partnership, although as of the date of this transition report no such agreement has been reached.

·	Microsoft Corporation. In fiscal 2000, we entered into developer agreements with Microsoft and Windows Media Player pursuant to which we will develop an OpticBOOM™ Plug-in for Windows Media Player.

Content Partners

        Our content providers include:

·	nWave Pictures, n.v. nWave is a producer of giant screen 3D movies. In July 2000, we entered into a memorandum of understanding with nWave whereby nWave content would be formatted for distribution to end users in an OpticBOOM™ format by way of CD, DVD or Internet download. In fiscal 2000, we converted two of nWave’s 3D movies, “Encounter in the Third Dimension” and “Alien Adventure,” into a format that can be downloaded over the Internet.

·	Sky High Entertainment Inc. Sky High Entertainment is a producer of giant screen 3D movies. In June 2000, we entered into a memorandum of understanding with Sky High Entertainment whereby Sky High Entertainment content would be formatted for distribution to end users in an OpticBOOM(TM)format by way of CD, DVD or Internet download.

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

        We believe that product recognition is an important competitive factor and, accordingly, we promote the OpticBOOM(TM)names, among others, in connection with our marketing activities, and have applied for trademark registration for such names. Our use of those marks may be subject to challenge by others, which, if successful, could have a material adverse effect on us.

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

        The principal areas governed by patent applications are:

Dynamic Depth Cueing

        This is the process that enables the assimilation of depth information from a 2D image and the delivery of a 2D compatible 3D image to the viewer using either analog or digital delivery mechanisms (Internet, DVD, cable, satellite and terrestrial broadcast). We have filed a number of patents and improvement applications encompassing techniques for assimilating depth information from existing 2D images and also the Dynamic Depth Cueing(TM)compression, transmission and decoding techniques necessary to generate a 3D image at the viewpoint while maintaining 2D compatibility.

Video Processor Hardware

        We have developed a flexible hardware platform that enables a number of different requirements to be satisfied through a re-programmable Field Programmable Gate Array (FPGA) based circuit board. Variations of the video processor provide a number of functions including:

·	de-multiplexing of field sequential media, the process that allows separate left and right eye projectors to be supplied by a single media source;

·	real time conversion of standard video signal to 3D based upon movement characteristics in the scene; and

·	increasing the resolution of a standard video signal via line doubling and quadrupling that allows it to be displayed in 3D or in 2D at higher resolution than it was originated in

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

Products, Services and Markets

        In developing our products and services we have focused on the worldwide entertainment and multimedia markets. This has resulted in product development and marketing efforts in the following market segments:

Market Segment	Product Development and Marketing Efforts
PC/Internet	Provision of 2D compatible 3D media via the Internet
Broadcast Television	Provision of 2D compatible 3D broadcast media
DVD Movies	2D compatible 3D movies for DVD
Movie Films	Conversion of 2D films to 3D for theatrical release
Computer Animation	Simplifying the process of creating computer generated 3D movies
Video Games	Creating enhanced visual quality for DVD based video games
Professional Audio	Professional video processor and 3D display technologies
Visual

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

        We are developing a range of software and hardware products designed to meet the requirements of the markets for which they are intended. The functions and development stage of each of these products is described below within the context of each product's respective market. We have prioritized our development efforts on the software products necessary to support the Internet and broadband broadcast markets. The table below lists the software products together with the intended markets and licensees. It should be noted that we have only recently begun to market our products and services. Accordingly, the target model, target licensees and revenue are based upon our intended business plan and do not represent current operations. It is anticipated that the product release dates detailed in the following sections may change over time as features and enhancements requested by licensees and made available under license from third parties are incorporated into the product specifications.

Product	Target Market	Target Licensees	Revenue Model
OpticBOOM(TM)Plug-in	PC Users Set-top Box Users	Consumers Internet Browser Publishers Set-top Box Manufacturers PC Media Player Publishers	License Software
OpticBOOM(TM)Photo	PC Users	Consumers PC Peripheral Manufacturers Digital Camera Manufacturers Graphic Software Publishers Photographic Image Processors	License Software
OpticBOOM(TM)Studio Pro	Internet Video Providers Television Broadcasters Film Post Production	Internet Publishers Television Content Providers Film Content Providers Film Library Owners	Annual License Support Fees

PC/Internet

        Commercial and consumer Web sites offer both photographic and movie images for visitors to browse and download. We believe that with significant competition to attract and maintain visitors to high profile Web sites, the opportunity to allow visitors to view pictures and movies in 3D or 2D from a single download or video stream file is highly attractive to content- driven Web sites.

        We are in the process of delivering a series of tools designed to be used on standard Intel and Apple PCs to provide clear 3D images on conventional PC display screens. These include the OpticBOOM(TM)Photo software application used to convert 2D images and movies to 3D and the OpticBOOM(TM)Plug-in that allows the user to view an encoded 2D image in 3D.

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

OpticBOOM(TM)Plug-in for the Internet/PC Market

        OpticBOOM(TM)Plug-in is a software application capable of decoding DDC data embedded in a 2D image and generating a 3D version of the image dynamically at the viewpoint. The OpticBOOM(TM)Plug-in is primarily a software-based application in Internet/Desktop PC applications, however it may also be implemented as a hardware application.

        We have developed OpticBOOM(TM)Plug-in software for use with Internet Explorer and Netscape Navigator Web browsers for viewing still photographic images. In 2000, we released two plug-ins for Apple's QuickTime Movie Player. In June 2000, QuickTime plug-in version 1.0 was introduced for PC and Mac operating systems. Version 1.0 supported downloadable narrowband media and required red/blue 3D glasses. Version 1.1 of the QuickTime plug-in was released in November 2000 and supported electronic 3D glasses and QuickTime streaming video. We anticipate further enhancements to the QuickTime plug-in during fiscal 2001, including additional 3D formats such as compressed stereo 3D media and Dynamic Depth Cueing.

        We are currently working with RealNetworks to deliver a plug-in software module for the RealPlayer G2. In this manner, a streaming video prepared in our proprietary 2D compatible 3D format may be downloaded from a Web site. Visitors to the Web site who wish to view the video movie in 3D may download a free copy of the OpticBOOM(TM)Plug-in compatible with their media player and install it on their PC. By providing limited functions of the OpticBOOM(TM)Plug-in at zero cost to the end user, we hope to lower the barriers to entry for those users wishing to experience 3D on their PC screens. This is intended to increase our profile within the 3D market and help gain market share and acceptance of our revenue- generating, 3D-image-authoring tools. Producing plug-in software modules compatible with the most popular media players also allows us to reach a sizeable audience of pre-existing users.

        Users who download the zero cost "freeware" OpticBOOM(TM)Plug-in receive limited functions, primarily aimed at generating 3D images using the lowest cost red/blue glasses. For those users who wish to exercise more control over aspects of the 3D image and also use more advanced 3D image systems such as LCD shutter glasses, an upgrade to a chargeable OpticBOOM(TM)Extreme 3D viewing system is available on our Web site.

OpticBOOM(TM)Photo for the Internet/PC market

        OpticBOOM(TM)Photo will be a PC-based software application capable of converting PC photographic image files from 2D to 3D and to generate physical 3D photographs that may be viewed in 3D without glasses through a lenticular lens laminated to the photograph or viewed through red/blue or LCD shutter glasses. The objective of OpticBOOM(TM)Photo is to enable consumer users to enhance digitized 2D photographs created using scanning or digital camera technology. Upon introduction, OpticBOOM(TM)Photo will provide a number of sophisticated tools encapsulated in an easy to use interface that make the process of converting and editing a 3D image relatively simple. We expect that OpticBOOM(TM)Photo will include red/blue 3D glasses as well as full color LCD shutter glasses, intended for use in conjunction with PC monitors.

        Multiview 3D generation will allow OpticBOOM(TM)Photo to create up to 30 discrete views of a single image by using the depth cue to create up to seven degrees of visual perspective to the 2D image. Multiview 3D is intended to open up the consumer photographic market, allowing glasses-free 3D photographs to be created. We are in discussions with major international supplier of photographic film and photo refinishing equipment and services regarding the integration of OpticBOOM(TM)Photo into the consumer photo processing market.

        OpticBOOM(TM)Photo has been developed in Java, allowing it to be deployed on a number of target operating systems including Microsoft Windows, Apple Macintosh and UNIX. It has been extensively tested by independent software testers and is now in pre-release beta status.

        OpticBOOM(TM)Photo is intended to be a low cost, shrink-wrap software package that is comparable to Adobe's PhotoDeluxe product in terms of pricing and distribution. We have a preference for third parties to distribute and support OpticBOOM(TM)Photo and envisage licensing the global distribution to specialist graphics software publishers. We have initiated discussions with Adobe and MGI Software, Inc. concerning the retail and OEM distribution of OpticBOOM(TM)Photo. Through the relationship with a major international supplier of photographic film and photo refinishing equipment and services, we are also seeking to participate in the revenues generated from end users who submit images created by OpticBOOM(TM)Photo for printing as 3D photographs.

        In addition to the distribution of physical products, we also expect OpticBOOM(TM)Photo to be sold through the Internet. Here, the user would download an encrypted version of the product prior to undertaking a credit card purchase transaction to install and authorize the license for the software on their PC. We would likely contract with a third party to handle the back office mechanics of an e-commerce offering.

        We have also made provision for a limited feature version of OpticBOOM(TM)Photo intended for distribution with digital imaging products, including flat bed scanners and digital cameras. This provides the opportunity for us to gain a sizable distribution base through bundling with popular scanner and camera systems as a "freeware" component of another manufacturer's product. This distribution channel is intended to create awareness leading the end user to upgrade their "freeware" version to a fully functional, chargeable version of the product.

        Based upon current resource and development planning, the development schedule for OpticBOOM(TM)Photo includes zero cost license "freeware" versions together with chargeable versions scheduled for availability in the fourth quarter of calendar year 2001. Introduction of OpticBOOM(TM)Photo is dependent upon the conclusion of discussions with a major international supplier of photographic film and photo refinishing equipment and services and the conclusion of one or more distribution agreements with a suitable software publisher.

OpticBOOM(TM)Studio Pro for the Internet/PC market

        OpticBOOM(TM)Studio Pro is our professional media conversion and transmission application intended for use in Internet, film, DVD, video and broadcast media applications.

        OpticBOOM(TM)Studio prepares the 2D compatible 3D media for transmission through encoding the depth cue data in a variety of Internet video formats supported by our OpticBOOM(TM)Plug-in.

        To meet the high volume, fast turnaround economics of the Internet video market, OpticBOOM(TM)Studio Pro includes advanced scene identification and tracking techniques. This allows the components of a scene and their depth to be determined with minimal human intervention. Component and depth data forms the basis for our depth cue data used for creating the 3D image from the 2D source. In order to support these features, OpticBOOM(TM)Studio Pro is founded on powerful workstation hardware technology coupled with high capacity digital video storage devices.

        OpticBOOM(TM)Studio Pro is packaged as a turn-key combination of:

·	OpticBOOM(TM)Studio Pro software;

·	a video processor for real-time, on-screen editing of 3D images;

·	a powerful Intel Xeon or Itanium workstation capable of processing large volumes of digitized film and video material; and

·	a high capacity Pluto Technologies video storage device compatible with storing the unaltered 2D images and the corresponding depth cue data.

        OpticBOOM(TM)Studio Pro licenses are expected to be relatively high cost, largely due to the sophisticated underlying processor hardware and video storage devices. In all cases, we expect to license OpticBOOM(TM)Studio Pro to principal organizations including Internet video content providers, post-production companies, film studios, cable broadcasters, television programmers and film library owners. We expect to charge an annual license fee associated with the OpticBOOM(TM)Studio Pro license, and a royalty fee based upon the media created using OpticBOOM(TM)Studio Pro.

        We have been approached by Intel Corporation's Workstation Products Group to determine the practical implications of standardizing OpticBOOM(TM)Studio Pro on Intel's professional Xeon 32 bit Pentium 3 architecture and Itanium 64 bit workstation architectures. We have also entered into a relationship with Pluto Technologies, Boulder, CO to standardize OpticBOOM(TM)Studio Pro on the Pluto range of video storage devices for our film and broadcast data storage needs.

        We may consider third parties for the distribution and support of OpticBOOM(TM)Studio Pro. We are also investigating distributing and supporting the product ourselves.

        OpticBOOM(TM)Studio Pro is currently a Java application and was demonstrated in alpha release format at the Intel booth at the SIGGRAPH '99 computer graphics convention in Los Angeles in August 1999. Based upon current resource and development planning, the development schedule for OpticBOOM(TM)Studio Pro includes versions scheduled for release between the fourth quarter of calendar year 2001 and the first quarter of 2002.

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

        A new generation of digital set-top boxes is the focal point of this new consumer market. A large number of leading PC hardware and software technology providers have a stake in set- top boxes, delivering powerful processor chips, graphics technology, memory, high speed modems and easy to use operating environments. The companies involved in delivering such technology include, among others, Intel, Broadcom, Motorola, 3Dfx, @Home, Microsoft and Sony. Their principal customers are the consumer set-top box manufacturers including Scientific Atlanta, WebTV and Motorola. We are actively targeting these companies as potential strategic partners and/or licensees and have entered into an agreement with Motorola.

        Our OpticBOOM(TM)Plug-in is designed for set-top box applications either as a downloadable software module or as an Application Specific Integrated Circuit (ASIC) chip embedded in the set-top box circuitry. Adding OpticBOOM(TM)Plug-in technology to the set-top box enables the decoding and display of 2D compatible 3D images on standard television sets.

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

        The OpticBOOM(TM)Studio Pro software allows the TV program to be digitally processed, using advanced proprietary algorithms, to create depth cue information for each frame of the broadcast. The content producer may then edit the depth cue to ensure the optimal 3D view is created. The depth data is then highly compressed and inserted back into the analog or digital broadcast signal along with the original, unaltered 2D picture.

        We are developing the following products intended for use in the Broadcast Television market:

OpticBOOM™ Plug-in	Decoding 2D compatible 3D images using a set- top box either as a software module, hardware chip or set-top box accessory.
OpticBOOM™ Studio Pro	Converting large volumes of broadcast content from 2D to 3D for cable, satellite or terrestrial broadcasting.

OpticBOOM(TM)Plug-in for the Broadcast Television Market

        We are presently developing a version of the OpticBOOM(TM)Plug-in to support the generation of 3D images by the Motorola DCT5000 advanced digital set-top box. This is part of the development agreement entered into between us and Motorola (then General Instrument) in June 1999.

        In this manner, a digital broadcast signal prepared in our proprietary 2D compatible 3D format may be delivered to the home. Television viewers who wish to view the program in 3D may download the OpticBOOM(TM)Plug-in where it is automatically activated in their set-top box. Images can be viewed in 3D on television screens using low cost red and blue glasses or consumer-priced liquid crystal display shutter glasses.

        Based upon current resource and development planning, the development schedule the delivery of the first phase of the OpticBOOM(TM)Plug-in for the Motorola set-top box is intended to be complete by December 2002.

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

        We expect to license OpticBOOM(TM)Studio Pro to principal organizations including post- production companies, film studios, cable broadcasters, television programmers and film library owners. We will charge an annual license fee associated with the OpticBOOM(TM)Studio Pro license, and a royalty fee based upon the media created using OpticBOOM(TM)Studio Pro.

DVD Video

        A significant market determining the profitability of a feature film is the consumer video/DVD market. Sales in this market represent a considerable opportunity to us for converting and distributing both new and existing films in the 2D compatible 3D format. DVD is expected to supersede videocassette over the coming years.

        DVD players can be used to display both 2D and 3D images played from a single DVD disc through the integration of our OpticBOOM(TM)Plug-in technologies. The OpticBOOM(TM) Plug-in is designed with DVD applications in mind both as an application specific integrated circuit chip embedded in the DVD player and as a decoder accessory compatible with the present installed base of DVD players.

        The unique nature of our 2D compatible 3D DVD distribution format allows DVDs to be produced that can be viewed in both 2D and 3D. This removes the need for specialized 3D media only capable of being viewed in 3D.

        Unlocking existing 2D film and video content allowing it to be distributed on DVD and viewed in 3D is vital to the success of 3D DVD. It allows content produced using conventional 2D techniques to be converted to 3D, and prepared for distribution in a proprietary 2D compatible 3D format. The constant stream of blockbuster content created by Hollywood can be converted to 3D, as well as enabling the 3D re-purposing of existing film libraries for re-release on DVD.

        We are developing the following products for the DVD video market:

OpticBOOM™ Plug-in	Decoding 2D compatible 3D images using a DVD player either as a hardware chip or DVD Player accessory.
OpticBOOM™ Studio	Converting large volumes of film and video content from Pro 2D to 3D for creating 2D compatible 3D DVD Discs.

OpticBOOM(TM)Plug-in for the DVD Video Market

        As discussed above, we have developed a plug-in software module for use with Apple's Quicktime Movie Player and are currently working with RealNetworks to deliver a plug-in software module for the RealPlayer

        G2. In this manner, a DVD disc may be recorded in Apple QuickTime format and supplied to the end user in our proprietary 2D compatible 3D format. PC users who wish to play the DVD in 3D may activate the OpticBOOM™ Plug-in for QuickTime on their PC.

        The second approach that we have not yet initiated is to make OpticBOOM(TM)Plug-in compatible with the MPEG2 video format, the format in which consumer DVDs are produced. The digital MPEG2 signal stored on the DVD is similar to the digital broadcast signal used in television set-top boxes. No schedule has yet been set to deliver a DVD MPEG2 OpticBOOM(TM) Plug-in.

        Images can be viewed in 3D on television screens using low cost red and blue glasses or consumer-priced liquid crystal display shutter glasses.

OpticBOOM(TM)Studio Pro for the DVD Video market

        OpticBOOM(TM)Studio prepares the 2D compatible 3D media for transmission through encoding the depth cue data the Internet movie formats supported by our OpticBOOM(TM)Plug-in PC media player decoders.

        OpticBOOM(TM)Studio Pro for DVD use is founded on the same software techniques and hardware platform as previously described for Internet/PC and broadcast use.

        We expect to license OpticBOOM(TM)Studio Pro to principal organizations including post- production companies, film studios, and film library owners. We will charge an annual license fee associated with the OpticBOOM(TM)Studio Pro license, and a royalty fee based upon the media created using OpticBOOM(TM)Studio Pro.

Movie Films

        We are active in the conversion of film and video media from 2D to 3D. The initial markets are giant screen "IMAX(R)" theaters, digital and electronic cinema and special events, advertising and promotion. We presently provide 2D to 3D conversion services in some movie film markets as described below.

Giant Screen "IMAX(R)" Films

        The giant screen market is mainly occupied by IMAX(R)Corporation, Showscan Entertainment and iWERKS.

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

        By processing digitized giant screen 2D film with OpticBOOM(TM)Studio Pro, it is possible to create a 3D IMAX(R)movie in post production. This reduces production costs on-set and provides for a wider range of shot types for 3D film makers. Post production 3D conversion allows film makers to expand the nature of 3D films to include mainstream consumer story lines and plots.

        The advanced 3D editing capabilities of OpticBOOM(TM)Studio Pro permit extensive artistic control over the 3D effects in each scene. Applying OpticBOOM(TM)Studio Pro to incorrectly filmed 3D shots allows them to be manipulated digitally and thus rescued. This combination of features makes OpticBOOM(TM)Studio Pro a significant tool for 3D film makers.

        We completed several conversion projects for IMAGICA USA, a giant screen post- production company, including conversion projects for the film "Sigfried & Roy" and test conversions for the film "Ocean of Light". We have converted test sequences from the Showscan Entertainment ridefilms "Cosmic Pinball" and "Street Luge" and the trailer of the IMAX(R)blockbuster film "Everest".

        We are actively targeting companies as potential strategic partners and/or licensees of OpticBOOM(TM)Studio Pro in the giant screen film market.

35mm Theatrical Films and Professional Video

        The OpticBOOM(TM)Studio Pro toolkit has also been used to convert 35mm film and professional video media with equal success. We have a relationship with IMAGICA Corporation of Japan (the parent company of IMAGICA USA) to provide conversion services for 35mm film and professional video media.

        We have undertaken test conversion work for IMAGICA Corporation of Japan as a prelude to anticipated commercial conversion contracts.

        We have also converted "Natures Symphony" a VHS video production designed for sale with Ilixco Inc.'s LCD shutter glasses in North America.

Digital & Electronic Cinema

        This is an emerging market intended to provide a successor to 35mm celluloid projection and distribution systems in the theatrical film market. Companies including Texas Instruments, Hughes-JVC and Cinecomm are focused on introducing advanced alternatives to present 35mm film projection and theatrical film distribution. In June 1999, "Star Wars Episode 1 - The Phantom Menace" was screened in Los Angeles and New York using Hughes-JVC electronic projectors.

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

        Digital projection equipment and distribution is ideally suited to our 2D compatible 3D transmission technologies, providing the opportunity to convert 35mm films to 3D using OpticBOOM(TM)Studio Pro and to distribute these in 2D format with embedded 3D depth cue data.

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

        OpticBOOM(TM)Studio Pro is used to convert 2D video material to 3D. The resulting 3D film is then either mastered onto DVD disc using the 2D compatible 3D format or is recorded onto video cassette tape or a video storage device for subsequent playback.

OpticBOOM(TM)Studio Pro for the Movie Film Market

        OpticBOOM(TM)Studio Pro is capable of providing output suitable for physical film processing as required in the large format or IMAX(R)film market as well creating 2D compatible 3D films suitable for digital distribution to electronic cinemas.

        In the 35m and 70mm film applications, the amount of detail in each frame of film requires highly accurate scene identification and tracking techniques. This allows the components of a scene and their depth to be determined with minimal human intervention. Component and depth data forms the basis for our depth cue data used for creating the 3D image from the 2D source. The accuracy of the algorithms that form the basis of OpticBOOM(TM)Studio Pro allow it to be applied to the largest of all films, those screened in IMAX(R)theaters, on 3D screens as large as 100' wide and 80' high.

        OpticBOOM Studio Pro for film use is founded on the same software techniques and hardware platform as previously described for Internet/PC, broadcast and DVD use.

        We expect to license OpticBOOM(TM)Studio Pro to principal organizations including post- production companies and film studios and film library owners. We will charge an annual license fee associated with the OpticBOOM(TM)Studio Pro license, and a royalty fee based upon the media created using OpticBOOM(TM)Studio Pro. We are presently in negotiations with IMAGICA USA relating to the licensing of OpticBOOM™ Studio Pro to IMAGICA USA for use in the large format film industry. The negotiations are based on a licensing and royalty model. We anticipate delivering an alpha release of OpticBOOM™ Studio Pro suitable for use in the large format film market in the last quarter of 2001.

Computer Animation

        A growing number of productions, from IMAX(R)movies to theatrical films and television programs are now being originated entirely from computer graphics with no live action or filmed components. Examples include Pixar's "Toy Story", Dreamworks' "Antz" and Disney's "A Bug's Life". IMAX(R)recently concluded an agreement with Mainframe Entertainment Inc. to bring computer animated 2D productions to the IMAX(R)screen.

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

        To create 3D animation, present day techniques require the graphic artist to recreate a second "stereo" 3D frame by re-rendering each scene from the computer a second time. This more than doubles the time taken to create the 3D production compared with the original 2D version.

        In a back-to-back comparison of the process, a conventional render of a 3D computer animated scene took almost 20 hours whereas the OpticBOOM(TM)Studio Pro toolkit required 2.5 hours to produce the same results. Due to the largely automated performance efficiencies of creating 3D computer animation with OpticBOOM(TM)Studio Pro, we have identified this as a rapid route to market for the delivery of 2D compatible 3D media. The converted 3D productions will be supplied for film, broadcast and Internet use delivered via our proprietary 3D transmission technologies.

        We have recently undertaken animated 3D conversion projects on behalf of Showscan Entertainment, Hasbro Interactive and Intel Corporation. We were paid US$10,000 to complete a 20 second test clip of a Showscan theme park ride film. We converted computer animated material supplied by Blur and Threshold Entertainment on behalf of Intel for inclusion in a 3D theater presentation at the SIGGRAPH '99 trade show held in Los Angeles in August 1999. Intel provided computer hardware technology to us in consideration for the work undertaken to deliver the SIGGRAPH '99 presentation.

OpticBOOM(TM)Studio Pro for the Computer Animation Market

        OpticBOOM(TM)Studio Pro is capable of converting computer animated content to 3D and providing the resultant material in formats suitable for physical output to 35mm and 70mm film as well as the proprietary 2D compatible 3D formats for broadcast, Internet and DVD distribution.

        OpticBOOM(TM)Studio Pro is capable of creating highly accurate 3D depth cue data directly from animation source files, with minimal operator involvement. Once the data is created, the second stereo 3D frame of animation can be generated much more efficiently. By combining the depth cue with the existing 2D image, the graphic artist may refine the 3D effect of each scene without the need to render two frames. This significantly reduces the time taken to create the stereo 3D version.

        We have already created a OpticBOOM Studio Pro automated depth extraction software module compatible with the Lightwave computer animation software package.

        OpticBOOM Studio Pro for computer animation use is founded on the same software techniques and hardware platform as previously described for Internet/PC, broadcast and DVD use.

        We expect to license OpticBOOM(TM)Studio Pro to principal organizations including post- production companies, animation companies, film studios and film library owners. We will charge an annual license fee associated with the OpticBOOM(TM)Studio Pro license, and a royalty fee based upon the media created using OpticBOOM(TM)Studio Pro.

Video Games

        Since the mid 1990's, the visual quality of computer graphics available on the consumer PC and games console platforms has increased dramatically with graphics processor capabilities doubling annually. There has been substantial growth in the market for high quality interactive computer games. The DVD-ROM has emerged as the alternative to distributing games on CD- ROM. The DVD stores enough video and audio material to play back a feature length movie. This is significant since blockbuster Hollywood films are often licensed as video games where the game play takes place in scenes from the film.

        The latest generation of consumer PCs from Compaq, Gateway, Hewlett Packard and others are equipped with DVD-ROM drives that can read data from both CD-ROM and DVD- ROM discs. Peripheral suppliers such as Creative Labs are already delivering low priced DVD- ROM drives as add-ons to existing PCs.

        OpticBOOM(TM)Studio Pro allows video from blockbuster films to be digitally processed using advanced proprietary algorithms, and to create depth cue information for each frame of the background scenery. The games developer may then edit the depth cue to ensure that the optimal depth cue is created. The depth data is then highly compressed and inserted back into the DVD video signal along with the original, unaltered 2D version of the background scenery.

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

        We are developing the following products intended for use in the video games market:

OpticBOOM™ Plug-in	Decoding depth cue data from DVD using a PC software application.
OpticBOOM™ Studio Pro	Processing video content for creating depth cue encoded DVD discs.

OpticBOOM(TM)Plug-in for the Video Game Market

        The features of OpticBOOM(TM)Plug-in required for use with the Internet and the DVD markets may be applied to the computer games market. The software module that undertakes decoding of the depth data and the generation of the 3D image may be activated from within the computer game software application. Any games publisher who creates a game based on this format would ship a version of our OpticBOOM(TM)Plug-in as part of the game itself.

        Images can be viewed in 3D on television screens using low cost red and blue glasses or consumer-priced liquid crystal display shutter glasses.

OpticBOOM(TM)Studio Pro for the Video Game Market

        OpticBOOM(TM)Studio prepares the 2D compatible 3D media for transmission through encoding the depth cue data the video formats supported by our OpticBOOM(TM)Plug-in PC media player decoders.

        OpticBOOM Studio Pro for video game use is founded on the same software techniques and hardware platform as previously described for DVD and Internet/PC use.

        We expect to license OpticBOOM(TM)Studio Pro to principal organizations including post- production companies, film studios, and film library owners. We will charge an annual license fee associated with the OpticBOOM(TM)Studio Pro license, and a royalty fee based upon the media created using OpticBOOM(TM)Studio Pro.

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

Product	Target Market	Target Licensees	Revenue Model
Depth Cue Decoder	OpticBOOM Studio Pro Set-top Boxes DVD Players	OpticBOOM Studio Pro Licensees DVD Player Manufacturers Set-top Box Manufacturers	Unit Sales Manufacture
3D Demultiplexer	Professional A/V 3D Projection/Display	Professional A/V Users 3D theater installations	Unit Sales Manufacture Royalties
Real Time Converter	PC Users Consumer A/V	Consumers PC Peripheral Manufacturers Consumer Electronic Manufacturers	Manufacture
Line Doubler	PC Video Players PC Television Home Theater Set-top Boxes	PC Peripheral Manufacturers PC Manufacturers Consumer Electronic Manufacturers Set-top Box Manufacturers	Manufacture

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

Depth Cue Decoder for Set-top Boxes, DVD Players and Accessories

        Certain implementations of OpticBOOM(TM)Plug-in restrict the ability to use a software application to decode depth cue data. These include adding decoder capabilities to existing set- top boxes, DVD players and MPEG cards used to play video from DVD discs on PCs. To address this requirement, we have developed a hardware-based depth cue decoder. This allows the decoding of our proprietary depth cue data from depth cue encoded media via hardware alone.

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

        A second important use for this feature is within OpticBOOM(TM)Studio Pro. OpticBOOM(TM)Studio Pro stores the unaltered 2D image and the corresponding depth cue data on a video storage device. Through combining the video processor hardware with OpticBOOM(TM)Studio Pro software, the 2D image and 3D depth data may be combined in real time and displayed on a monitor. This allows the user to dynamically refine and edit the 3D effect to obtain the optimal 3D version of a scene. This configuration provides real time, on- screen editing of a 3D image.

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

        In order for a single media player to be used, alternate left and right eye images of each successive frame are recorded onto the videocassette or DVD in "field sequential" format. The video processor simply uses the synchronization signal found between each field on the videotape or DVD to "demultiplex" or redirect the successive fields to two output channels. The output channels can be in Composite Video PAL or NTSC formats, S-Video or Red Green Blue (RGB). One projector is then connected to each output channel to create a 3D projection system.

        This enables us to provide a cost-effective solution in the special events, promotions and advertising market as well as to specialist 3D theaters.

        A prototype was completed in the third quarter of 1998, able to accept input signals from media players in Composite Video PAL or NTSC formats, S-Video or RGB. We have already sold a limited number of video processors to organizations in the 3D video projection system market who are seeking competitively priced 3D signal de-multiplexers. The more popular S- VHS version has a retail price of US$2,500. The prototype was approved for use in North America after receiving FCC and UL authorization.

Real Time Converter for 3D

        Real time 3D conversion can be achieved through analyzing the motion characteristics in a scene. An incoming video signal played from a VCR, DVD, television broadcast or games console can therefore be viewed in 3D without the need to pre-process the signal with depth cue information. Real time 3D can only be created in a rudimentary manner based upon certain types of movement in a scene and is therefore of a substantially lower quality than the post production depth cue based 3D created with OpticBOOM(TM)Studio Pro.

        We have embedded some of the basic 2D to 3D conversion algorithms into a hardware based real time 3D converter. This allows any conventional video signal from videocassette, DVD, broadcast or video game console to be converted to a simple form of 3D in real time.

        We may license the manufacturing of this solution as an accessory or add-on PC card in markets where the OpticBOOM(TM)Studio Pro professional off-line conversion and transmission technologies for broadcast and DVD use do not gain widespread acceptance.

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

        We have created a video processor capable of "line doubling" an incoming video signal and displaying it on a PC monitor at a higher resolution and with greater clarity. The video processor uses digital line interpolation algorithms to create additional lines in the output signal based upon the comparison of input line pairs to double the output resolution. This digitally synthesizes the image to a higher resolution, approaching that of high definition television (HDTV).

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

Our Web Site (http://www.DDD.com)

        In early 1999, we undertook a project to revise the corporate web site. The objectives of the web site are:

·	to communicate products and services to prospective customers;

·	to communicate the core technologies to prospective licensees;

·	to provide background and reference material for current and prospective investors;

·	to enable visitors to download samples of 2D compatible 3D images;

·	to be an electronic store front for the sale of software and hardware products; and

·	to assist in building a brand for us in the 3D marketplace.

        We presently receive approximately 54,000 "hits" or user visits per month. This generates an average of 1,300 inquires per month for information on us and our products. The OpticBOOM(TM)plug-in has been downloaded approximately 25,000 times since the plug-in was launched in October, 2000.

Public Relations

        Our public relations campaign has been focused on raising our profile in industry and trade press. This has resulted in articles concerning our technologies being published in a variety of industry publications.

        We previously retained the services of a giant screen IMAX(R)film media specialist in conjunction with IMAGICA USA, which resulted in further industry and trade press exposure.

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

        DDD recently participated in the following conferences and exhibitions:

Conferences and Exhibition	Dates	Activity
Giant Screen Theater Association, New York, New York	September 15, 1999	Attended as guest speaker
Internet World, Los Angeles, California	April 5-7, 2000	Exhibited
3D Film Interest Group	May 16, 2000	Attended as guest speaker
Ziff-Davis Broadband Media Conferences, San Francisco, California	May 17, 2000	Attended as guest speaker
TNTY	August 30, 2000	Exhibited
Digital Hollywood	September 25-28, 2000	Attended as guest speaker and exhibited
QuickTime Live	October 9-12, 2000	Attended as guest speaker and exhibited
Internet World, New York, New York	October 25-27, 2000	Attended as guest speaker and exhibited
Western Cable Show	November 28- December 1, 2000	Exhibited in conjunction with Motorola, Inc.
Streaming Media West	December 12-14, 2000	Attended as guest speaker
Digital Hollywood CES, Las Vegas, Nevada	January 6-9, 2001	Attended as guest speaker
Stereoscopic Displays and Applications	January 22-24, 2001	Attended as guest speaker
Digital Hollywood, San Jose, California	March 5-8, 2001	Attended as guest speaker
Internet World, Los Angeles, California	March 14-16, 2001	Attended as exhibitor
National Association of Broadcasters, Las Vegas, Nevada	April 23-26, 2001	Attended as exhibitor
Infocomm, Las Vegas, Nevada	June 13-15, 2001	Attended as exhibitor
Digital Entertainment Box Forum, Long Beach, California	June 20-21, 2001	Attended as guest speaker

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

Government Regulation

        The hardware products designed and intended for manufacture by us and our licensees are subject to government regulation concerning electromagnetic interference and electrical safety standards that will impose compliance burdens on us. In the United States for example, non- prototype products may be required to conform with Federal Communications Commission regulations governing electromagnetic radiation suppression and Underwriters Laboratory approval for electrical safety standards. Facilities are available in Australia to test hardware to the standards required globally. We have submitted several of our products for testing and have received verbal confirmation of compliance on the submitted hardware. We are unaware of any issues that would prevent compliance of any of our planned hardware product, although there can be no assurance that all of our products will be able to comply with such regulations.

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

        Under the Australian Customs Act 1901 part VI "the exportation of goods division 1 - prohibited exports" the Governor General may by regulation prohibit the exportation of goods from Australia absolutely, in specified circumstances, to a specified place or unless specified conditions or restrictions are complied with. Without limiting the generality of that power of prohibition the regulations may provide that the exportation of the goods is prohibited unless a license, permission, consent or approval has been granted. The Customs (Prohibited Exports) Regulations by regulation 13E provide that an officer of Customs or the Department of Defense may grant a license or permission to export from Australia goods listed in the Defense and Strategic Goods List. The exportation from Australia of goods specified in this list is prohibited unless a license or permission in writing has been granted by an authorized person. The only categories of goods listed in the Defense and Strategic Goods List which appear to have any potential relevance to the technology of our Australian subsidiaries are goods having a dual use (military/civilian) being certain types of software as listed. None of our technology falls into any of the categories of software currently listed.

Competition

        The market for digital media manipulation and stereoscopic 3D display technology is rapidly evolving, highly competitive and recently characterized by the frequent introduction of new products based upon rapidly developing technologies.

        In order to understand where we believe competition will occur, it is first necessary to differentiate "stereoscopic" 3D from the heavily marketed term "3D" used extensively in the present-day video game and PC software markets. Enhanced or "stereoscopic 3D", as created by our Dynamic Depth Cueing(TM)process, allows the viewer to see the images in lifelike 3D by adding the appearance of depth to the image. Stereoscopic 3D involves displaying two or more slightly different left and right eye views of the image which the viewer then perceives to be a "real" 3D image with enhanced depth. The benefit of stereoscopic 3D is that it provides a visually richer image to the viewer, allowing objects and characters to appear behind the surface of the display screen and also, importantly, to appear to move off the screen towards the viewer under certain circumstances.

        The term "3D" as it is used in today's video game and PC software markets simply implies that a three dimensional computer graphics model of a character or object is created by the computer. This allows the viewer to see the object from a number of viewpoints as they navigate around it or manipulate it on screen. The object is generally viewed in 2D however. In light of this difference, we do not believe that our products and services compete with the majority of "3D" based products.

        A number of the organizations with which we may compete are well-established manufacturers and developers of video hardware and software publishers. Some of our competitors possess substantially greater financial, marketing, personnel and other resources than we do; have established reputations relating to product design, development, manufacture, marketing and service of digital media manipulation and stereoscopic 3D display products, and have significant budgets to permit them to implement extensive advertising and promotional campaigns to market new products in response to competitors.

        Competition to our 2D to 3D OpticBOOM(TM)conversion technologies also comes from the origination of 3D film, videos and live broadcasts using 3D cameras. A number of films and movies have been created using conventional 3D camera equipment, however it is the complex equipment and time consuming techniques that deter most film makers from creating 3D productions.

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

        We expect that competition to our proprietary hardware and software solutions may come from a number of existing and emerging sources that vary between the following markets:

PC/Internet	Provision of 2D compatible 3D media via the Internet
Broadcast Television	Provision of 2D compatible 3D broadcast media
DVD Movies	2D compatible 3D movies for Digital Versatile Disc (DVD)
Movie Films	Conversion of 2D films to 3D for theatrical release
Computer Animation	Simplifying the process of creating computer generated 3D movies
Video Games	Creating enhanced visual quality for DVD based video games
Professional Audio Visual	Professional video processor and 3D display technologies
Arcade Games	3D arcade display

Competition in the PC/Internet market

        Competition to our products and solutions in the PC/Internet market may come in any of the following areas:

·	conversion of photographic images from 2D to 3D for display in 3D on PCs;

·	conversion of streaming video and movies from 2D to 3D for display in 3D on PCs; or

·	low bandwidth encoding of 3D images to allow display in 2D or 3D.

Photographic Images

        We are aware of a small number of organizations based in the United States and Asia who offer technologies capable of converting photographic images to 3D. These companies include Wooboo and APEC, based in Korea and Taiwan, respectively, and VREX, based in the United States. These competitive products presently suffer from a number of drawbacks that deliver images of lower quality than those created by OpticBOOM(TM). APEC and Wooboo use rudimentary pixel shifting techniques that can produce distorted 3D versions of 2D images while VREX appears to only be able to create 3D from pictures captured with a 3D camera or originated using computer graphics modeling packages. Our OpticBOOM(TM)software conversion products are capable of manipulating existing 2D images with a high degree of accuracy. This delivers high quality, low distortion 3D images that may be created from 2D photographs or 3D computer models.

Streaming Video and Movies

        We are only presently aware of one organization, Synthonics Inc., a United States company, whose technology could be applied to converting streaming video and movie files to 3D. The Synthonics technique involves constructing a computer wire frame model from a 2D image and utilizing this to create a stereo 3D image. This technology requires a minimum of two images from which to create the 3D image therefore allowing it to be used on successive frames of a movie or video. We believe that the requirement to create a wire frame model from a comparison of two images makes the Synthonics process less efficient than the depth cueing process employed in OpticBOOM(TM).

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

Competition in the Broadcast Market

        Competition to our products and solutions in the Broadcast market may come in any of the following areas:

·	conversion of broadcast quality video and movies from 2D to 3D for display in 3D on televisions;

·	low bandwidth encoding of 3D images to allow broadcast transmission and display in 2D or 3D; or

·	real time conversion of broadcast video signals to 3D at the viewpoint. (See Professional Audio Visual: Real Time Converter).

Converting 2D Broadcast Content into 3D

        As described above, Synthonics Inc. can convert certain material from 2D to 3D. This technology could be applied to conversion of 3D-only broadcast content.

2D Compatible 3D Transmission and Delivery

        We have seen demonstrations of a number of compression and encoding techniques for the delivery of 3D broadcast programming. None of these have taken the approach of delivering 2D compatible 3D media by compressing the 3D data and reinserting it into the original unaltered 2D image for subsequent distribution. This technique is subject of a number of patents applied for by us covering use in both the analog and digital broadcasting markets. The majority of techniques used to deliver 3D media involve the delivery of 3D-only images such as those used by C3D Digital and Visualabs. As described above, these 3D-only transmissions can only be viewed with a proprietary decoder box and are not viewable in 2D on standard television sets. Alternative techniques produce 3D-only images that are at best 15% larger than their 2D equivalents whereas the compression techniques used in OpticBOOM(TM)typically deliver images that are 1% larger than their 2D counterpart and may be viewed in 2D or 3D.

Real Time 3D Conversion at the Viewpoint

        A small number of companies offer devices capable of providing rudimentary 3D images on television sets. They use techniques including motion analysis of the incoming video signal or a single depth cue template to give the appearance of 3D depth to a scene. Consequently the 3D effect produced is inconsistent and potentially non-existent for scenes with no movement characteristics present. C3D Digital also uses a real time converter to create 3D-only broadcast material for distribution to their 3D channel subscribers. Due to the inherent drawbacks of real time 3D generation (the limited 3D depth and the fact that 3D cannot presently be automatically generated for scenes containing no motion), the off-line 3D conversion process offered by OpticBOOM(TM)provides a more comprehensive 3D result and allows the content owner to exercise full control over the 3D effect in each scene, including those with no movement characteristics present.

Competition in the DVD Movie Market

        Competition to our products and solutions in the DVD market may come in any of the following areas:

·	conversion of broadcast quality video and movies from 2D to 3D for display in 3D on televisions;

·	low bandwidth encoding of 3D images to allow delivery on DVD and display in 2D or 3D; or

·	real time conversion of broadcast video signals to 3D at the viewpoint.

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

        We are aware that, in addition to Synthonics, Inc., IMAX(R)Corporation of Toronto, Canada is endeavoring to deliver a solution for converting 2D film to 3D. The IMAX(R)process, as demonstrated at a recent industry conference, uses techniques that require certain movement characteristics in the scene to achieve a 3D effect. The sophisticated 3D algorithms employed in OpticBOOM(TM)Studio Pro are not limited in this manner, and therefore offer greater capabilities to filmmakers at this time.

        IMAX(R)Corporation is also heavily involved in the sponsorship of 70mm 3D films for which it provides custom 3D camera equipment, leased to filmmakers. As previously identified, the size and technical limitations of 3D camera equipment prevents filmmakers from capturing certain shots. The use of a 2D camera in conjunction with the OpticBOOM(TM)process removes such restrictions from film producers.

        We are not aware of any instance where the Synthonics process has been used to convert 35 or 70mm film to 3D.

Competition in the Computer Animation Market

        Competition to our products and solutions in the computer animation market may come from the present day approach of creating stereo 3D from computer graphic, wire frame models. Animation packages are used to produce content ranging from IMAX(R)movies to PC streaming video. 3D productions including "T-Rex Back to the Cretaceous" and "Encounter in the Third Dimension" have been created using these techniques.

        Users of many 3D, computer graphic, modeling packages may produce stereo 3D images of an existing production. Presently, this process is time consuming, since it requires a second image to be rendered from the wire frame models. The rendering stage is processor intensive and time consuming, doubling the time taken to create the 3D version in comparison to the 2D counterpart. The OpticBOOM(TM)process allows a depth cue to be automatically created from wire frames. The depth cues may then be used to create the stereo 3D image without requiring a full render of a second image. This substantially reduces the time taken to produce the stereo 3D image in comparison to the time taken using conventional techniques.

Competition in the Video Game Market

        Competition to our products and solutions in the video game market may come from any of the following areas:

·	extraction of depth cues from streaming video and movies for compositing and display in 3D on PCs; or

·	low bandwidth encoding of depth cue data on DVD disc to allow display in 2D or 3D.

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

Real Time 3D Converter

        Sanyo Corporation offers a real time converter that is marketed in the medical imaging market in the United States. A similar product is marketed by C3D Digital as a real time converter for use with videocassettes and DVD players in the United States. These hardware systems are offered in a variety of specifications that offer equivalent performance to those offered by us. Since real time 3D can only be created in a rudimentary manner based upon certain types of movement in a scene it is therefore of a substantially lower quality than the depth cue based 3D created with OpticBOOM(TM)Studio Pro.

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

C. Organizational structure.

        We have three wholly-owned subsidiaries, Dynamic Digital Depth Australia Pty. Ltd., Dynamic Digital Depth Research Pty. Ltd. and Dynamic Digital Depth USA, Inc. As of the date of this Transitional Report, we carry on business and hold our principal assets through our subsidiaries.

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

D. Property, plants and equipment.

        Dynamic Digital Depth Australia Pty. Ltd. exercised an option deed on a building comprising five units totaling 1,711 square meters located at 6 Brodie Hall Drive, Technology Park, Bentley, Western Australia. The purchase of the building was completed on October 15, 1999. Dynamic Digital Depth Australia Pty. Ltd. has sold two units, including unit 1 occupied by our subsidiaries and us comprising 758 square meters, and is actively seeking purchasers for the remaining units. Upon selling unit 1, Dynamic Digital Depth Australia Pty Ltd entered into a ten-year lease with the purchaser at an annual rental of $121,280.

        We maintain an office comprising approximately 5,000 square feet in California at an annual cost of US $216,000.

Item 5. Operating and Financial Review and Prospectus.

The following “Operating and Financial Review and Prospects” should be read in conjunction with “Selected Financial Data” and the consolidated financial statements and notes included elsewhere in this Transition Report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under “Risk Factors” and elsewhere in this Transition Report.

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

        To date, we have had limited commercial revenues while our efforts have focused on the development of our technologies and products. Since inception, we have incurred operating losses of approximately $24.3 million related to the development of our technologies. We anticipate significant product introductions in July 2001 which should begin to generate revenue, transforming us from principally a research and development company to a technology-based marketing, licensing and distribution company. The rate at which this transformation will occur is dependent on a number of factors, many of which are beyond our control. These include the willingness of production companies to make their content available in 3D, the willingness of broadcasters and cable system operators to invest in our technologies, and the willingness of consumers to buy and use the ancillary equipment needed to view 3D images using our technologies, such as LCD shutter or red/blue anaglyph glasses.

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

        In August 1998 we effected a one-for-five reverse stock split. In this transition report, all references to numbers of shares and purchase or exercise prices per share have been adjusted to give effect to the reverse stock split. In August, 2000, we changed our fiscal year end to December 31 to report our financial results concurrently with most other companies in our industry.

A. Results of Operations

        Our results of operations reflect a continuing focus on our research and development program together with an expansion of marketing activities as our technologies were developed to a level where they could begin to be commercialized.

Revenues

        During fiscal 2000, 1999 and 1998, and the six month transition period ended December 31, 2000 and 1999 our revenues were derived from the following sources:

	Year ended June 30,			Six Months ended December 31,
	2000	1999	1998	2000	1999
Technology revenue	274,629	29,545	299,099	208,253	28,950
Interest income	144,489	110,583	31,321	158,808	64,174
Other	19,305	58,698	37,645	32,543	8,559
Total	438,423	198,826	368,065	399,604	101,683

        Interest was earned from cash balances invested in cash management accounts. The significant increase in interest income year-to-year is a result of the investment of funds received from our May 1998 private placement of common shares, the exercise of options during May and June 1999, a further private placement of common shares in January 2000 and exercise of warrants in May 2000.

        Technology revenue represents amounts received from activities performed pursuant to agreements entered into with third parties who were, or are considered to be, potentially long- term customers. The work involved using our technologies is undertaken in order to establish whether or not the technologies were suitable for large-scale commercialization. The table below details revenues received from technologies for the fiscal 2000, 1999 and 1998 years and the six months ended December 31, 2000 and 1999.

	Year ended June 30,			Six Months ended December 31,
	2000	1999	1998	2000	1999
License fees	14,056	14,340	250,014	-	14,475
Conversion services	185,494	15,205	4,309	48,412	-
Hardware sales	75,079	-	-	159,841	14,475
Sale of prototypes	-	-	44,776	-	-
Total	274,629	29,545	299,099	208,253	28,950

        License fees represent amounts received from several corporations including Video Applications Inc., Tomen Corporation, Imagica Corporation (Japan) and Imagica USA in relation to agreements entered into with those organizations that allowed them to evaluate the suitability of our technologies in the context of the customer's business operations. We received the following license fees:

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

Operating Expenses

        The following table sets forth financial data relating to operating expenditure for the periods indicated:

                                                Year ended June 30                Six Months ended
                                                                                     December 31

                                             2000         1999         1998         2000        1999
                                             ----         ----         ----         ----        ----
Amortization                              468,520      137,230       42,225      524,989     127,390
General and administrative              4,112,533    2,280,180    1,510,458    2,341,673   1,928,852
Interest and borrowing costs               72,910            -      264,633       31,865      40,980
Market development                         54,577      210,023      306,324      274,778      30,935
Project and patenting costs               177,435       18,803       32,883      391,192      28,665
Salaries and wages                      2,514,467    1,023,180      468,435    1,775,706   1,025,997
Development costs                               -    2,595,619            -            -           -
                                        ---------    ---------    ---------    ---------   ---------
Total                                   7,400,442    6,265,035    2,624,958    5,340,203   3,182,819
                                        =========    =========    =========    =========   =========

Fiscal 2000 Compared to Fiscal 1999

        The increase in amortization expense was a net result of a number of significant developments during the period. These were:

		$000's
•	In November 1999 our United States subsidiary, Dynamic Digital Depth USA Inc., commenced fit-out works with respect to new offices which it eventually relocated to in March 2000. This has resulted in an increase in amortization of leasehold improvements of:	101
•	During the period under review there was increased expenditure incurred with respect to the registering of patents to protect our intellectual property. After our review, it was determined that there was no likely economic benefit to be derived from certain patents and applications held by us. Accordingly, it was determined that the accumulated costs at June 30, 2000 associated with these patents would be expensed and any amortization accrued to that date be written back. Consequently there was a slight reduction in the amortization of patents of:	(2)
•	As a result of funds generated from private placements and option conversions, we implemented a program to upgrade and replace capital equipment. This increase in leased and owned equipment has resulted in an increase in depreciation and amortization of:	151
•	Until March 31, 1999 it was our policy to capitalize research and development expenditures, including depreciation and amortization charges attributable to such activities. After March 31, 1999 we decided to no longer continue with this practice. Consequently, in preparing the financial statements for fiscal 2000 there was an increase in amortization charged of:	81
•	Net comparative increase in amortization	$331

        The increase in general and administrative expenses was a net result of a number of significant developments during the period. These were:

		$000's
•	An increase in fees paid to external accountants and auditors for services provided in relation to the registration of our common shares with the SEC, including the preparation of registrations statements on forms 20-F and F-1, resulted in an increase in expenditure of:	196
•	The use of professional advisors to assist us in raising additional capital resulted in an increase in professional fees of:	79
•	The increased use in the services of legal advisors in connection with raising capital and registering our common shares in the United States resulted in a net increase in expenditure of:	136
•	The reduction in the use of external consultants involved with the establishment of a corporate database, preparation of marketing plans and submissions to government bodies resulted in an net decrease in expenditure of:	196
•	The ongoing use of public relations and investor relations firms to assist with the continued promotion of our profile in the United States with potential customers and investors resulted in an increase in expenditure of:	184
•	Increased activity in the move towards commercialization of our technology resulted in an increase in payments to sub-contracted personnel of:	395
•	The relocation of the offices of our U.S. subsidiary to larger premises and the execution of a full year lease of new office premises in Perth, Western Australia resulted in a net increase in rental expenditure of:	122
•	The increase in attendance at various exhibitions designed to promote awareness of our technologies resulted in a net increase in expenditure of:	46
•	The development of a new corporate image, including our new logo, new stationery and an upgraded annual report, resulted in a net increase in expenditure of:	96
•	Expansion in the activities of our U.S. subsidiary and our Perth, Western Australian operations together with an increase in fixed assets during fiscal 2000 resulted in an increase in insurance premiums of:	49
•	Increased staffing levels and computing requirements led to an increase in computing support of:	52
•	The net result of movements in exchange rates between the Canadian, Australian and United States dollars coupled with activities occurring in those three countries resulted in a net increase in foreign exchange losses of:	100
•	The continued expansion of our activities both in the area of research and development and the early stages of commercialization has meant a substantial growth in numbers of employees in both the Perth, Western Australia and Los Angeles offices. This resulted in an increase in recruitment expenditures of:	252
•	During fiscal 1999 it was our policy to capitalize research and development expenditures, including certain general administrative charges such as a proportion of rent paid, travel and accommodation. In fiscal 2000, the decision was made to no longer continue with this practice. Consequently, in preparing the financial statements for fiscal 2000 there was an increase in general administrative expenditure of:	52
•	The consolidation of operations in the United States, the growth in staff numbers plus the increased operational activities in both Australia and the United States resulted in an increase in general and other administrative expenditure of:	87
•	Increased staffing in the United States and an increased effort in marketing and capital raising efforts resulted in an increase in travel expenses of:	54
•	Non-payment of director's fees	(25)
•	Net comparative increase in expenditure	$1,833

        The increase in salary and wages expenses was a net result of a number of significant developments during the period. These were:

		$000's
•	In fiscal 2000, the decision was made to no longer capitalize research and development expenditures, including certain applicable salary and wages and personnel costs. Consequently, there was an increase in personnel expenditures of:	737
•	Significant increases in the numbers of personnel employed in the United States has resulted in an increase in personnel costs of:	639
•	Increased activities in the Perth, Western Australian operations, including the employment of additional staff and sub-contractors resulted in a net increase in expenditure of:	115
•	Net comparative increase in expenditure	$1,491

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

        The increase in general and administrative expenses was a net result of a number of significant developments during the period. These were:

		$000's
•	In May 1998, our U.S. subsidiary commenced operations, including opening an office in Los Angeles. This has resulted in a full year increase in expenditure of:	286
•	The use of external consultants to assist with the establishment of a corporate database, preparation of marketing plans and submissions to government bodies and general advice and assistance on administrative and accounting matters resulted in an increase in expenditure of:	95
•	The appointment of public relations and investor relations firms to assist with the establishment and promotion of our profile in the United States resulted in an increase in expenditure of:	129
•	The establishment of our U.S. offices resulted increased rental expenditure of:	113
•	The lease of new office premises in Perth, Western Australia (including a period of time during which an extensive fit-out was undertaken and the new premises were unoccupied) resulted in an increase in expenditure of:	135
•	The commencement of operations by the U.S. subsidiary created additional travel and accommodation costs which resulted in a net increase in expenditure of:	58
•	The net result of movements in exchange rates between the Canadian, Australian and United States dollars coupled with activities occurring in those three countries resulted in a net increase in foreign exchange gains of:	(340)
•	As a result of production projects undertaken in the latter half of fiscal 1999 there was an increase in sub-contractor costs (not related to research and development) of:	191
•	Our increased activities, including the activities of our newly- established United States office, resulted in increased telecommunications expenditures of:	78
•	Payment of director's fees	25
•	Net comparative increase in expenditure	$770

        No interest expense was incurred during fiscal 1999 as the promissory notes, together with accrued interest were converted into common shares and warrants in May 1998 in connection with a private placement.

        The commencement of operations in the United States and the employment of full time staff has resulted in a reduction in comparative marketing expenditure of $77,000 as much of what was previously done by external parties is now done "in-house."

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

        As discussed elsewhere in this prospectus, commencing on July 1, 1996, we began a program of identification of development expenditure incurred during each of the subsequent fiscal years for which it was considered appropriate within Canadian GAAP guidelines to be capitalized as deferred. This practice was continued up to and including the interim period ended March 31, 1999. Since June 30, 1999 we have reviewed this policy and are now of the opinion that it is no longer appropriate to continue to carry such deferred costs. This decision was arrived after taking into account the nature of such expenditures, the status of the various projects for which expenditure had been deferred and the future directions we are taking with regard to the marketing and commercialization of our technologies. Having undertaken this evaluation and determining that previously capitalized development costs of $2,595,619 (including those amounts capitalized during the interim period to March 31, 1999 of $987,399) no longer met the criteria for deferment it was decided to write back that amount as a charge against fiscal 1999.

Six Months ended December 31, 2000 Compared to Six Months ended December 31, 1999

        The increase in amortization expense was a net result of the following developments during the period. These were:

		$000's
•	As a result of funds generated from private placements and option conversions, we implemented a program to upgrade and replace capital equipment. In addition, in November 1999 our United States subsidiary, Dynamic Digital Depth USA Inc., commenced fit-out work with respect to new offices which it eventually relocated to in March 2000. These factors resulted in increases in depreciation of capital equipment and amortization of leasehold improvements of:	340
•	Since July 1, 2000, the Company has prospectively changed the period over which its patents are amortized from 20 years to five years resulting in an increase in patent amortization of:	58
•	Net comparative increase in amortization expenditure	398

        The increase in general and administrative expenses was a net result of the following developments during the period. These were:

		$000's
•	The conversion of some sub-contractors to full-time employees coupled simply with the use of less sub-contractors resulted in a decrease in expenditure of:	(277)
•	The appointment of public relations and investor relations firms to assist with the establishment and promotion of our profile in the United States resulted in an increase in expenditure of:	124
•	The use of external accountants and auditors and other legal and professional advisors in connection with our capital raising efforts and the registration of our common shares with the SEC, including the preparation of registration statements on Forms 20-F and F-1, resulted in an increase in expenditure of:	299
•	We developed a new website in line with our future marketing related focus that is also e-commerce capable resulting in an increase in expenditure of:	111
•	Increased staffing levels and computing requirements led to an increase in computing support of:	66
•	The increase in attendance at various exhibitions designed to promote awareness of our technologies resulted in a net increase in expenditure of:	62
•	The relocation of the offices of our U.S. subsidiary to larger premises and the execution of a full year lease of new office premises in Perth, Western Australia resulted in a net increase in rental expenditure of:	28
•	Net comparative increase in general and administrative expenditure	413

        The expansion of our operations in the United States of America have resulted in an increase in marketing expenditures in the six months ended December 31, 2000 when compared to the six months ended December 31, 1999 of approximately $244,000.

        At December 31, 2000, we undertook a review of our patent portfolio in light of a new policy that we adopted to write off the costs incurred in applying for and registering such patents where there is no reasonable prospect that the technology represented by the patents will be capable of producing revenues within the next succeeding twelve months. As a result, our project and patenting costs increased by approximately $363,000 for the six months ended December 31, 2000 wen compared to the six months ended December 31, 1999.

        In fiscal 2000, the decision was made to no longer capitalize research and development expenditures, including certain applicable salary and wages and personnel costs. Consequently, there was an increase in personnel expenditures. This, coupled with the fact that there was a significant increase in the number of personnel employed in the United States, resulted in an increase in salary and wages of approximately $750,000.

B. LIQUIDITY AND CAPITAL RESOURCES

        For fiscal 2000 we incurred a net loss of approximately $7 million, with an operating cash flow deficit averaging approximately $506,000 per month. For the six months ended December 31, 2000 we incurred a net loss of approximately $5 million with an operating cash flow deficit averaging approximately $640,000 per month. The operating cash flow deficit does not include the effects of the net funds raised of $10,049,000 from private placements of common shares and conversion of options, nor $2,771,000 principally outlaid on the fit-out of new office premises and acquisition of furniture, fittings and office equipment for our premises in Los Angeles. The net losses principally reflect the pre-commercial operations of our business and corporate overhead. As of December 31, 2000, we had net working capital of approximately $1.5 million, including a cash balance of approximately $2.5 million. Through December 31, 2000, we had an accumulated deficit of approximately $24.3 million.

        During the latter half of fiscal 2000 we made significant progress towards full commercial operation. Product introductions and expanded marketing will require significant additional expenditures in fiscal 2001. As a result, it can be expected that short-term operating losses could accelerate from those experienced over the past year. In addition, we expect to require approximately $1.5 million in capital expenditures during fiscal 2001.

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

        For the fiscal year ended June 30, 1999, we incurred a net loss of approximately $6.1 million, with an operating cash flow deficit averaging approximately $316,000 per month. The operating cash flow deficit does not include the effects of the net funds raised of $2,682,000 from private placements of common stock, nor the outlay of $509,000 in connection with the acquisition of the new building in Perth, Western Australia. With the exception of the write back of the accumulated deferred development expenditure of $2,596,000 the net losses principally reflect the pre-commercial operations of our business and corporate overhead. As of June 30, 1999, we had net working capital of approximately $3.7 million, including a cash balance of $3.8 million. Through June 30, 1999, we had an accumulated deficit of approximately $12.4 million.

        In June 1999, we entered into a development agreement with General Instrument Corporation (now known as Motorola, Inc. Broadband Communications Sector), a major manufacturer of cable head-end equipment and television set-top boxes. In connection with this agreement, General Instrument purchased 1.5 million common shares and 1.0 million common share purchase warrants for net proceeds of approximately $2.8 million. At the same time, we received a co-investment from Banco del Gottardo, a Swiss bank, with net proceeds of $930,000, in exchange for 500,000 common shares and 500,000 common share purchase warrants. The common share purchase warrants issued to General Instrument and the co-investor are exercisable over a three year term with increasing exercise prices ranging from $3.50 to $5.50 per share. Under the development agreement, US$250,000 will be used to pay General Instrument for equipment and engineering services to integrate our 2D-compatible 3D technology and General Instrument's digital set-top terminals.

        During 1998, we completed private placements of convertible notes, common shares and common share purchase warrants, yielding net proceeds of approximately $8.6 million.

        During fiscal 1998, we used $2.0 million in cash for operating activities, reflecting primarily the net loss for the year of $2.3 million adjusted for net non-cash expenses that were approximately $258,000.

        Investing activities used $1.8 million in fiscal 1999, primarily for development and patent costs (approximately $973,000), purchase of capital assets (approximately $341,000) and the payment of a non-refundable option fee of $509,000 in respect of the building occupied by our Australian subsidiaries in Perth, Australia.

        Investing activities used net cash of $764,000 during fiscal 1998. These funds were again primarily used for development and patent costs (approximately $608,000) and the purchase of capital assets of approximately $164,000, partially offset by $8,000 in proceeds from the sale of capital assets.

        During fiscal 1999, financing activities used approximately $1.5 million of the proceeds of the May 1998 private placement to repurchase 741,174 common shares. The repurchase of shares was recommended and financed by the investors in the private placement to provide liquidity in the market for our shares reducing the impact of sales by smaller investors which had depressed our share price. We believed that it was in the best interest of our shareholders to enhance liquidity in the common shares and to acquire the shares available at a price below management's view of the fair market price of the common shares. Such repurchases were completed in November 1998. Also during fiscal 1999, we raised approximately $3.7 million in financing from General Instrument and a co-investor together with another $494,000 from the exercise of options and warrants.

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

        In December, 1999 the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, Revenue Recognition in Financial Statements. The SAB provides the SEC's views in applying US GAAP to selected revenue recognition issues. We are required to adopt the provisions of this SAB no later than the fourth quarter of fiscal 2001. The SEC issued additional guidance on this SAB in October 2000. We are in the process of evaluating this SAB along with the additional guidance an have not yet determined the future impact on our consolidated financial statements.

C. Research and development, patents and licenses, etc.

        Our development efforts during fiscal 1998, 1999 and 2000 and the six month transition period ended December 31, 2000 were devoted to the design and development of our products and technologies. Research and development costs were approximately $1,981,000 for fiscal 2000, $1,203,000 for fiscal 1999 and $930,025 for fiscal 1998, and $896,000 for the transition period ended December 31, 2000.

D. Trend Information

        During the six-month period ended December 31, 2000, we began selling hardware products such as the S-Video Multiplexer which was not occurring in the prior fiscal year. In the current financial year, we have broadened our product line to include a Scan Converter and are in the process of finalizing the specifications for that product which we anticipate completing prior to year-end.

        We are unaware of any trends in production, sales, inventory, backlog or selling prices that are reasonable likely to have a material effect on our revenues, income from continuing operations, liquidity or capital resources that would cause the herein reported financial information to not be indicative of our future operating results or our financial condition.

Item 6. Directors, Senior Management and Employees.

A. Directors and Senior Management.

The following sets forth certain information regarding our directors and senior management:

       Name                       Age          Position(s)                Date elected or
       ----                       ---          -----------                ---------------
                                                                             appointed
                                                                              ---------

Neil W. Speakman                   59           Chairman of                March 1994
Santa Monica, California                        the Board of
                                                Directors

Christopher M. Yewdall             36           Director,                  President as of
Santa Monica, California                        President and              October 1998, Chief
                                                Chief                      Executive Officer as
                                                Executive                  of July 2000, and
                                                Officer                    Director as of April
                                                                           2001.

Paul Kristensen                    58           Non-executive              May 1996
Perth, Western Australia                        Director

Paul G. Jeffrey                    75           Non-executive              March 1994
Toronto, Ontario                                Director
Canada

Ian Macintosh                      74           Non-executive              April 1994
Toronto, Ontario                                Director
Canada

Geoff Roman                        49           Non-executive              September 2000
New Hope, Pennsylvania                          Director

Eric Edward Dillon                 43           Non-executive              June 2000
Seattle, Washington                             Director

Phil Harman                        50           Chief                      June 1999
Perth, Western Australia                        Technology
                                                Officer

Mark N. Schwartz                   44           Chief Financial            November 1999
Santa Monica, California                        Officer

Sara Lane Sirey                    33           Secretary                  September 1997
Calgary, Alberta
Canada

        To the knowledge of the Company, there are no arrangements or understandings between any director or executive officer of the Company and any other person pursuant to which such director or executive officer was selected and there is no family relationship between any director of executive officer of the Company and any other such director or executive officer.

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

Christopher M. Yewdall - Director, President and Chief Executive Officer

        Mr. Yewdall was appointed President in October 1998, Chief Executive Officer in July 2000, and appointed to the Board of Directors in April 2001. Prior to being appointed President, Mr. Yewdall served as our Vice President of Sales and Marketing. Prior to joining us, Mr. Yewdall held the position of Vice President, Business Development of C-Dilla Limited, an anti- piracy software provider servicing entertainment software developers. From February 1991 through March 1997, Mr. Yewdall was the General Manager and Vice President of Sales of Virtuality, Inc., an immersive, virtual reality 3D technologies company with offices in Europe and North America. Prior to this, Mr. Yewdall worked as a technical consultant and sales executive with Manager Software Products, a systems development software provider for IBM mainframe computers. Mr. Yewdall also worked at Jaguar Cars, Coventry, UK where he was responsible for installing computer-aided design systems. Mr. Yewdall graduated from North Staffordshire University, Stafford, England with an Honors Degree in Information Systems.

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

Paul G. Jeffrey - Director

        Mr. Jeffrey was appointed a non-executive director in August 1994. He is currently a non- executive director of a number of other Canadian public companies, including Azcar Technologies, Wild Horse Resources Ltd. and Turbo Genset Inc. Mr. Jeffrey was a principal shareholder and non-executive director of FH Deacon Hodgson Inc. which later merged with Nesbitt Thompson and was subsequently controlled by the Bank of Montreal. In addition, he has served as an officer in the Young Presidents Organization, University Club of Toronto, Council of the Ontario College of Art and the Investment Advisory Committee of Bloorview Children's Hospital.

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

Phil Harman - Chief Technology Officer

        Mr. Harman was appointed our Chief Technology Officer in July 1999. Mr. Harman joined our Perth, Australia operations in May 1996 and primarily manages the research and development process. He has been the primary technology innovator and a major contributor to the development of our portfolio of technologies and products. Additionally, he manages our intellectual property portfolio to ensure patent protection. Mr. Harman also reviews new ideas, patents and concepts presented to the company and recommends appropriate action. From 1989 to 1996, Mr. Harman held the position of Information Technology Manager for the Water Authority of Western Australia where he was responsible for developing and managing their state-wide computer and communications network. Prior to this position, Mr. Harman was a self- employed communications and information technology consultant. He also co-founded an electronics and communications company that became a leader in the provision of fire monitoring and general telemetry systems. Upon immigrating to Australia from the UK in 1980, Mr. Harman was employed as a communications engineer by the Western Australian Fire Brigades Board, where he developed a number of new fire monitoring systems and communications networks. In the UK, Mr. Harman worked as a research scientist for the Government Communications Centre in Milton Keynes. Mr. Harman holds a BS (Hons 1) in electrical and electronic engineering from the University of Bath in the UK.

Mark N. Schwartz - Chief Financial Officer

        Mr. Schwartz was appointed Chief Financial Officer in November 1999. Mr. Schwartz oversees our global financial operations. Working out of the Santa Monica office, he is responsible for the developing and implementing the company's financing strategy, financial reporting, compliance with securities regulations, and managing relationships with the investment community. Mr. Schwartz has closed more than 25 merger and acquisitions transactions valued in excess of $10 billion and has arranged more than $500 million in public and private financing including mezzanine financing, IPOs and secondary equity and debt offerings. Previously, Mr. Schwartz was CFO and co-founder of Bodega Latina Corporation, a grocery retailer focused on the Latino market. In addition, he was an investment banker with Donaldson, Lufkin & Jenrette, C.S. First Boston and Schroders. While working at DLJ, Mr. Schwartz secured, structured and negotiated the first round of institutional financing for Starbucks Coffee. He also served on Starbucks' board of directors. Mr. Schwartz holds an MBA from Harvard Business School and a BA from Claremont McKenna College.

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

B. Compensation.

Compensation of Directors.

        As of the date hereof, we have seven (7) directors. During the last fiscal year, none of our directors received any cash compensation (including salaries, directors fees, commissions, bonuses paid for services rendered during the most recently completed fiscal year, bonuses paid during the most recently completed fiscal year for services rendered in a previous year, and any compensation other than bonuses earned during the most recently completed fiscal year the payment of which was deferred), other than those directors who are also executive officers of our company.

        Executive officers of our company who also act as directors of the company do not receive any additional compensation for services rendered in such capacities, other than as paid by the company to such executive officers in their capacity as executive officers. See "Executive Compensation" below.

Executive Compensation.

        The following table sets forth all annual and long term compensation for services in all capacities to the company and its subsidiaries for the fiscal year ended June 30, 1998, 1999, and 2000, in respect of the individual(s) who were, at such dates, acting in a capacity similar to Chief Executive Officer and the three most highly compensated Executive Officers whose compensation was greater than CDN $100,0000 (the "Named Executive Officers"). All dollar amounts are referenced in Canadian dollars.

                                      Annual Compensation                    Long Term Compensation
                            ---------------------------------------- --------------------------------------
                                                                               Awards           Payouts
                                                                     -------------------------- -----------
Name and        Year        Salary       Bonus     Other Annual      Securities    Restricted   LTIP         All Other
Principle                                          Compensation      Under         Shares or    Payouts      Compensation
Position                                                             Options       Restricted   (1)
                                                                     Granted       Share
                                                                                   Units
--------------- ----------  ------------ --------- ----------------- ------------  ------------ -----------  ----------------
Robert          2000        $ 81,484     Nil       $35,226           Nil           Nil          Nil          Nil
Baker, CEO,     1999        $183,730     Nil       $88,456           Nil           Nil          Nil          Nil
President (2)   1998        $175,503     Nil       $80,666           Nil           Nil          Nil          Nil

Neil W.         2000        $281,250     Nil       $17,000           500,000       Nil          Nil          Nil
Speakman,       1999        $281,250     Nil       Nil               Nil           Nil          Nil          Nil
Chairman,       1998        Nil          Nil       Nil               Nil           Nil          Nil          Nil
CEO, and
President (3)

Christopher     2000        $250,000     Nil       Nil               200,000       N/A          N/A          Nil
M. Yewdall,     1999        $156,250     Nil       Nil               200,000       N/A          N/A          Nil
Director,       1998        N/A          N/A       N/A               N/A           N/A          N/A          Nil
CEO,
President (4)

Mark N.         2000        $156,250     Nil       Nil               400,000       N/A          N/A          Nil
Schwartz,       1999        N/A          N/A       N/A               N/A           N/A          N/A          Nil
CFO (5)         1998        N/A          N/A       N/A               N/A           N/A          N/A          Nil

Notes:

(1) “LTIP” or “long term incentive plan” means any plan which provides compensation intended to serve as an incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

(2) Mr. Baker was the President and CEO of the company from October 1995 to December 1999 when he ceased to be the President.

(3) Mr. Speakman served as the CEO and President from December 1999 to July 18, 2000.

(4) Mr. Yewdall became the President and CEO of the company on July 18, 2000, prior to which he was the President and CEO of the company's subsidiary, Dynamic Digital Depth USA, Inc. On April 23, 2001, Mr. Yewdall was appointed to the Board of Directors at the company's Annual General Meeting.

(5) Mr. Schwartz became the CFO of the company on November 1, 1999.

(6) No other executive officer received compensation in excess of $100,000.

C. Board Practices.

        Directors of the company currently serve for terms of one year, and each director's current term of office will expire April 23, 2002. The Company maintains an audit committee consisting of Paul G. Jeffrey, Ian Macintosh, and Paul Kristensen. The Audit Committee regularly reviews internal control systems with senior management to ensure that a high level of internal control is maintained. The Company does not have a compensation or remuneration committee.

D. Employees.

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

        As of June 30, 2000 we had 40 employees, 26 of whom were engaged in engineering, research and development, 4 of whom were engaged in marketing and sales activities and 10 of whom were in administration. As of June 30, 1999 we had 29 employees, 20 of whom were engaged in engineering, research and development, 2 of whom were engaged in marketing and sales activities and 7 of whom were in administration. As of June 30, 1998 we had 20 employees, 15 of whom engaged in engineering, research and development, 2 of whom engaged in marketing and sales activities and 3 of whom were in administration.

E. Share Ownership.

        Share ownership of directors and officers of the Company as of June 14, 2001:

                              Shares of the
                              Corporation             Percentage of
                              Beneficially            Common
Name                          Owned                   Shares
----                          -----                   ------
Neil Speakman                 353,104                 1.57%
Paul G. Jeffrey               20,000                  .09%
Ian Macintosh                 150,000                 .67%
Paul Kristensen               305,205                 1.36%
Eric Dillion                  293,255                 1.31%
Geoffrey Roman                nil                     nil
Christopher Yewdall           10,000                  .04%
Sara Lane Sirey               nil                     nil
Mark N. Schwartz              30,000                  .13%
Phil Harman                   nil                     nil

Description of Stock Option Plan

        Our Company has a Stock Option Plan (the "Existing Plan") dated February 6, 2000 which was approved by our shareholders on February 1, 2000. Pursuant to the Existing plan, the Board of Directors may allocate non-transferable options to purchase common shares of the Company to directors, officers, employees and consultants of the Company and its subsidiaries.

        The Existing Plan is administered by our Board of Directors of the Corporation. Under the Existing Plan, at the time of granting the options, the aggregate number of common shares to be delivered upon the exercise of all options granted thereunder and the aggregate number of common shares to be delivered upon the exercise of the options to any one individual granted thereunder may not exceed the maximum number permitted by any stock exchange on which the common shares may be listed or by any other regulatory body having jurisdiction.

        Options issued pursuant to the Existing Plan will have an exercise price as determined by our Board of Directors provided that the exercise price can no be less than the price permitted by any stock exchange on which our common shares are then listed.

        The Canadian Venture Exchange requires that the maximum number of shares that may reserved for the issuance of shares pursuant to the exercise of stock options granted by the plan is 20% of the issued and outstanding shares of the listed corporation. To maximize the number of shares reserved for the issuance of options under the Existing Plan, on April 23, 2001 a majority of our disinterested shareholders approved a resolution amending the Existing Plan to increase the maximum number of shares issuable pursuant to the plan from 3,634, 952 to 4,480,498, which was 20% of the Company's outstanding shares on that date.

        Our Company granted stock 1,568,000 stock options of our common shares during the Company's last fiscal year ended June 30, 2000 and 484,000 during the six month period ended December 31, 2000.

Stock Options: As of June 12, 2001, our directors and executive officers have been granted options to purchase common shares of our company as follows:

                                         Options      Exercise     Options
Name                   Date of Grant     Granted      Price      Exercised     Exercise Date   Expiration Date
----                   -------------     -------      -----      ---------     -------------   ---------------
Neil Speakman          Nov. 27, 1996      20,000      $1.35              0         N/A         Nov. 27, 2001
                       Mar. 24, 2000     500,000     $11.48              0         N/A         Mar. 24, 2005
                       May 18, 2001      100,000      $3.20              0         N/A         May 18, 2006

Paul G. Jeffrey        Aug. 3, 1994       40,000      $1.25         40,000     May 28, 1999    Aug. 3, 1999
                       Nov. 27, 1996      20,000      $1.35         20,000     Mar. 16, 2001   Nov. 27, 2001
                       Dec. 20, 1997      20,000      $1.30         20,000     Feb. 4, 2000    Dec. 20, 2002
                       Mar. 24, 2000      40,000     $11.48              0         N/A         Mar. 24, 2005
                       May 18, 2001       40,000      $3.20              0         N/A         May 18, 2006

Ian Macintosh          Aug. 3, 1994       40,000      $1.25         40,000     May 12, 1999    Aug. 3, 1999
                       Nov. 27, 1996      20,000      $1.35         20,000     May 28, 1999    Nov. 27, 2001
                       Dec. 20, 1997      20,000      $1.30         20,000     May 28, 1999    Dec. 20, 2002
                       Mar 24, 2000       40,000     $11.48              0         N/A         Mar. 24, 2005
                       May 18, 2001       40,000      $3.20              0         N/A         May 18, 2006

Paul Kristensen        Aug. 3, 1994       29,770      $1.25        29, 770     May 26, 1999    Aug. 3, 1999
                       Nov. 27, 1996      20,000      $1.35              0         N/A         Nov. 27, 2001
                       Dec. 20, 1997      20,000      $1.30              0         N/A         Dec. 20, 2002
                       Mar. 24, 2000      40,000     $11.48              0         N/A         Mar. 24, 2005
                       May 18, 2001       40,000      $3.20              0         N/A         May 18, 2006

Eric Dillon            July 26, 2000     100,000      $3.91              0         N/A         July 26, 2005
                       May 18, 2001       30,000      $3.20              0         N/A         May 18, 2006

Geoffrey Roman              N/A            N/A         N/A           N/A           N/A               N/A

Christopher            Sept. 7, 1998     200,000      $1.50              0         N/A         Sept. 7, 2003
Yewdall
                       June 7,  1999     200,000      $2.80              0         N/A         June 7,  2004
                       July 26, 2000     200,000      $3.91              0         N/A         July 26, 2005
                       May 18, 2001      200,000      $3.20              0         N/A         May 18, 2006

Sara Lane Sirey        Dec. 20, 1997      20,000      $1.30          5,000     Oct. 18, 1999   Dec.20, 2002
                       May 18, 2001       20,000      $3.20              0         N/A         May 28, 2006

Mark N.                Nov. 3, 1999      400,000      $5.03              0         N/A         Jan. 14, 2005
Schwartz               May 18, 2001      140,000      $3.20              0         N/A         May 18, 2006

Phil Harman            May 10,  1996      20,000      $1.25         20,000     Jan. 31, 2000   May 10, 2001
                       Dec. 20, 1997     100,000      $1.30              0         N/A         Dec. 20, 2002
                       May 18, 2001      220,000      $3.20              0         N/A         May 18, 2006

Long Term Incentive Plans

        Our Company currently has no long term incentive plans, other than stock options granted from time to time by our Board of Directors under the provisions of the Company's Existing Plan.

Stock Appreciation Rights and Restricted Shares

        No stock appreciation rights or restricted shares were granted by the Company to any our executive officers during the last fiscal year ended June 30, 2000 and the six months ended December 31, 2000, and no stock appreciation rights were exercised.

Stock Option and SAR Re-Pricing

        The Company did not make any downward re-pricing of stock options or stock appreciation rights during the fiscal year ended June 30, 2000 and the six months transition period ended December 31, 2000 or prior thereto.

Pension and Retirement Plans and Payments Made Upon Termination of Employment

        Our company does not have any pension or retirement plan. We have not provided compensation, monetary or otherwise, during the fiscal year ended June 30, 2000 and the six months ended December 31, 2000 to any person who now or previously has acted as an executive officer of our company, in connection with or related to the retirement, termination, or resignation of such person and the Company has provided no compensation to such persons as a result of a change of control of our Company, its subsidiaries or affiliates. Our Company is not a party to any compensation plan or arrangement with our executive officers resulting from the resignation, retirement, or termination of employment of such persons.

Item 7. Major Shareholders and Related Party Transactions.

A. Major shareholders.

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation or by any foreign government. The following table sets forth certain information as of June 14, 2001 concerning the beneficial ownership of common shares of Company as to each person known to the management of the Company that is the beneficial owner of more than 5% of the outstanding share of the Company:

                                                                 Percentage of Ownership of
                                                                     Outstanding Common
Name of Shareholder                     Number of Shares                   Shares
-------------------                     ----------------         --------------------------
CDS & Co.                               5,984,668                             26.7%
    Toronto, Ontario
Westgate International, LP              3,740,792                             16.7%
    Grand Cayman, Cayman Islands
The Liverpool Limited                   3,740,792                             16.7%
    Partnership
General Instrument                      1,860,000                              8.3%
    Corporation

B. Related party transactions.

None.

C. Interests of experts and counsel.

Not Applicable.

Item 8. Financial Information.

See Item 17.

Item 9. The Offer and Listing.

A. Listing Details

        Since our founding in September of 1993 through the merger of the Vancouver and Alberta Stock Exchanges in November 1999, common shares have been listed and posted for trading on the Canadian Venture Exchange, or CDNX, and the Alberta Stock Exchange, or ASE, under the stock symbol "DDE." Prior to November 1999, our common shares were traded on the ASE.

        The following table sets forth the company's annual high and low market prices for the five most recent full financial years on the CDNX and ASE. All financial figures are expressed in Canadian dollars.

Financial Year
(June 30 year-end)         Annual High                   Annual Low
------------------         -----------                   ----------

2000                          $16.50                       $2.50
1999                           $3.80                       $0.80
1998                           $2.25                       $0.75
1997                           $2.30                       $1.00
1996                           $3.75                       $0.50

(Note: In October of 1998 we effected a one-for-five reverse stock split)

        The following table sets forth the high and low closing bid prices on the CDNX and ASE and the volume of common shares traded for each fiscal quarter for the period indicated. All financial figures are expressed in Canadian dollars.

         Fiscal Period
        (June 30 year-end)                       High                   Low
        ------------------                       ----                   ---
2001
----
Fourth Quarter                                   $3.75                  $2.77
Third Quarter                                    $4.25                  $3.00
Second Quarter                                   $4.48                  $3.00
First Quarter                                    $4.50                  $3.00

2000
----
Fourth Quarter                                   $7.25                  $4.56
Third Quarter                                   $16.50                 $6.35
Second Quarter                                   $9.50                  $3.25
First Quarter                                    $9.25                  $2.50

1999
----
Fourth Quarter                                   $3.80                  $1.15
Third Quarter                                    $1.50                  $0.80
Second Quarter                                   $2.05                  $1.10
First Quarter                                    $2.20                  $1.65

1998
----
Fourth Quarter                                   $2.25                  $1.20
Third Quarter                                    $1.90                  $0.75
Second Quarter                                   $2.00                  $1.25
First Quarter                                    $2.30                  $1.15

        Prices and volume for periods prior to August 1998 have been restated to give effect to a one-for-five reverse stock split.

        The following table sets forth the company's high and low market prices for the most recent six months on the CDNX. All financial figures are expressed in Canadian dollars

Month                           High                                    Low
-----                           ----                                    ---
June 2001                       $3.25                                   $2.77
May 2001                        $3.70                                   $3.00
April 2001                      $3.75                                   $3.00
March 2001                      $3.72                                   $3.05
February 2001                   $3.72                                   $3.00
January 2001                    $4.75                                   $3.20
December 2000                   $4.20                                   $3.05

        On July 13, 2001, the closing price of the common shares on the CDNX was $2.80 per share.

B. Plan of distribution.

Not Applicable

C. Markets.

See Item 9A. above.

D. Selling shareholders.

Not Applicable.

E. Dilution.

Not Applicable.

F. Expenses of the issue.

Not Applicable.

Item 10. Additional Information.

A. Share Capital

Not Applicable.

B. Memorandum and articles of association.

Articles of Amalgamation

        The Corporation is governed by its articles of amalgamation (the "Articles") under the Business Corporations Act (Alberta) (the "ABCA") and by its by-laws (the "By-laws"). The Corporation's Alberta corporation number is 20360267. The Corporation's Articles provide that there are no restrictions on the business the Corporation may carry on or on the powers the Corporation may exercise. Corporations incorporated under the ABCA are not required to include specific objects or purposes in their articles or by-laws.

Directors

        Subject to certain exceptions, including in respect of their own compensation, directors may not vote on matters in which they have a material interest. The directors are entitled to remuneration as shall from time to time be determined by the Board. The directors may exercise all the powers of the Corporation to borrow money. These powers may be amended by resolution of the shareholders. Directors are not required to retire at a particular age. There is no requirement for the directors to hold shares.

Rights, Preferences and Dividends Attaching To Shares

        Any dividend unclaimed after a period of six years from the date on which such dividend is declared to be payable shall be forfeited and shall revert to the Corporation. Each of the holders of the Corporation's common shares, as of the record date prior to a meeting, is entitled to attend and to cast one vote for each common share held at such annual and/or special meeting, including with respect to the re-election of directors. Subject to the provisions of the By-laws, all directors may, if still qualified to serve as directors of the Corporation, stand for re-election. The Corporation's Board of Directors is not replaced at staggered intervals.

        The holders of the Corporation's common shares have the right to receive dividends in the Corporation if and when declared. On a distribution of assets of the Corporation on a winding-up, dissolution or other return of capital (subject to certain exceptions) the holders of the Corporation's common shares the Corporation's shareholders shall have a right to receive their Pro Rata share of such distribution. The Corporation's shareholders have no liability to further capital calls as all shares issued and outstanding are fully paid and non-assessable.

        There are no sinking fund or redemption provisions in respect of the Company's common shares.

Action Necessary to Change the Rights of Shareholders

        The rights attaching to the Common Shares may be varied by special resolution passed at a meeting of that class's shareholders.

Limitations on The Rights To Own Shares

        The Articles do not contain any limitations on the rights to own shares.

Annual and Special Meetings of Shareholders

        The Corporation is required to mail a notice of meeting and management information circular to registered shareholders not less than 21 days prior to the date of the meeting. Such materials must be filed concurrently with the applicable securities regulatory authorities. Subject to certain provisions of the by-laws, a quorum of two shareholders in person or represented by proxy holding or representing by proxy not less than a prescribed percentage of the total number of issued and outstanding shares of the Corporation is required. Shareholders and their duly appointed proxies and corporate representatives are entitled to be admitted to all annual and special meetings of the Corporation.

Other Provisions of Articles and By-Laws

        There are no provisions in the Articles or by-laws:

        -   delaying or prohibiting a change in control of the Corporation that operate only with respect to a merger, acquisition or corporate restructuring;

        -   discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares;

        -   requiring disclosure of share ownership; and

        -   governing changes in capital, where such provisions are more stringent than those required by law.

C. Material Contracts.

See the material contracts filed or incorporated by reference in this Transition Report and the descriptions of such contracts contained in Item 4, B. Business Overview, Strategic Partnerships.

D. Exchange Controls.

Canada

        There are currently no limitations imposed by Canadian federal or provincial laws on the rights of non-resident or foreign owners of Canadian securities to hold or vote the securities held. There are also no such limitations imposed by the Company's articles and bylaws with respect to the Common Shares of the Corporation.

Investment Canada Act

        Under the Investment Canada Act, the acquisition of control of a Canadian business by a "non-Canadian" is subject to review by the Investment Review Division of Industry Canada ("Investment Canada"), a government agency, and will not be allowed unless the investment is found likely to be of "net benefit" to Canada. An acquisition of control will be reviewable by Investment Canada if the value of the assets of the Canadian business for which control is being acquired is (i) Cdn$5 million or more in the case of a "direct" acquisition; (ii) Cdn$50 million or more in the case of an "indirect" acquisition; or (iii) between CDN$5 million or more but less than Cdn$50 million where the Canadian assets acquired constitute more than 50% of the asset value of all entities acquired, or if the acquisition is not effected through the acquisition of control of a foreign corporation.

        These thresholds have been increased for the purposes of acquisition of control of a Canadian business by investors from members of the World Trade Organization ("WTO"), including Americans, or WTO member-controlled companies. A direct acquisition by a WTO investor is reviewable only if it involves the direct acquisition of a Canadian business with assets of CDN$209 million or more for the year 2001 (this figure is adjusted annually to reflect inflation). Indirect acquisitions by WTO investors are not reviewable, regardless of the size of the Canadian business acquired, unless the Canadian assets acquired constitute more than 50% of the value of all entities acquired, in which case the CDN$209 million threshold applies.

        These increased thresholds applicable to WTO investors do not apply to the acquisition of control of a Canadian business that is engaged in certain sensitive areas such as uranium production, financial services, transportation or culture. In the case of the acquisition of control of a cultural business, the Heritage Minister can elect to review the transaction even where it does not exceed the lower asset threshold test above. Even if the transaction is not reviewable, a non-Canadian must still give notice to Investment Canada of the acquisition of control of a Canadian business within 30 days after its implementation.

Competition Act

        Under the Competition Act (Canada) (the "Competition Act"), certain transactions are subject to the pre-notification requirements of the Act whereby notification of the transaction and specific information in connection therewith must be provided to the Commissioner of Competition (the "Commissioner"). A transaction may not be completed until the applicable statutory waiting periods have expired, namely 14 days or 42 days for a short-form or long-form filing, respectively. As well, where the parties elect to file a short-form notification, the Commissioner may "bump" the filing to a long-form, thereby restarting the clock once the parties submit their filing.

        A proposed transaction is subject to pre-notification only if the parties to the transaction together with their affiliates have total assets in Canada or total revenues from sales in, from or into Canada that exceed Cdn$400 million in aggregate value. Having met this first threshold, the parties must then provide pre-notification if any one of the following additional thresholds is met: 1) for an acquisition of assets in Canada where the aggregate value of the assets in Canada or the gross revenues from sales in or from Canada that are being acquired exceeds Cdn$35 million; 2) in the case of an acquisition of shares of a company in Canada, where as a result of the proposed acquisition, the person acquiring the shares, together with its affiliates, would own more than 20% (or, if the person making the acquisition already owns more than 20% or more of the voting shares of the target, then more than 50%) of the voting shares of a corporation that are publicly traded, or in the case of a company of which the shares are not publicly traded, the threshold is more than 35% of the voting shares (and more than 50% if the acquirer owns 35% or more of the voting shares of the subject company prior to making the acquisition) and assets in Canada or the revenues in or from Canada of the Corporation the shares of which are acquired exceed Cdn$35 million; or 3) in the case of a proposed amalgamation of two or more corporations where one or more of the amalgamating corporations carries on an operating business (either directly or indirectly) where the aggregate value of the assets in Canada that would be owned by the continuing corporation resulting from the amalgamation would exceed Cdn$70 million or the gross revenues from sales in or from Canada generated from the assets of the amalgamated entity would exceed Cdn$70 million.

        Finally, all merger transactions, regardless of whether they are subject to pre-merger notification, are subject to the substantive provisions of the Competition Act namely, whether the proposed merger prevents or lessens, or is likely to prevent or lessen, competition substantially in a relevant market.

Australian Exchange Controls

        Under temporary Australian foreign exchange controls, which may change in the future, payments by an Australian resident to, or on behalf of the following payees may only be made with Reserve Bank of Australia approval:

        -   the Government of Iraq or its agencies or its nationals;

        -   the authorities of the Federal Republic of Yugoslavia (Serbia and Montenegro) or its agencies, who are not residents of Australia;

        -   the Government of Libya or any public authority or controlled entity of the Government of Libya, including any commercial, industrial or public utility undertaking owned or controlled by the Government of Libya or by a public authority of Libya;

        -   the Taliban (also known as the Islamic Emirate of Afghanistan) or any undertaking owned or controlled, directly or indirectly, by the Taliban; or

        -   the National Union for the Total Independence of Angola as an organization, senior officials of UNITA or adult members of the immediate families of senior officials of UNITA.

        The Australian dollar is freely convertible into US dollars except that all payments and cash transactions in excess of $5,000 to non-residents must be reported to the Australian Cash Transactions Agency, which monitors such transactions, whether they be in the form of cash, dividends, capital or profits. The Foreign Acquisitions and Takeovers Act ("Foreign Acquisitions Act") sets forth limitations on the rights of non-Australian residents to own or vote the ordinary shares of an Australian company. The Foreign Acquisitions Act permits the Commonwealth Treasurer to examine acquisitions and arrangements that could result in foreign persons controlling an Australian business. The Commonwealth Treasurer may prohibit a proposed takeover if it would lead to a change of control of a business where the resultant control would be foreign and therefore considered to be against the national interest. The Foreign Acquisitions Act contains divestiture provisions to ensure it can be enforced, as well as, stringent monetary-penalty provisions for breaches and the making of false or misleading statements.

        The Foreign Acquisitions Act requires the prior approval of the Commonwealth Treasurer for certain classes of persons to enter into an agreement to acquire shares of an Australian company, if, after the acquisition, such person or corporation would hold a substantial interest in such corporation, as explained herein. The foregoing approval requirement applies to the following classes of persons: (i) any natural person not ordinarily resident in Australia, (ii) any corporation in which either a natural person not ordinarily resident in Australia or a foreign corporation (as defined in the Foreign Acquisitions Act) holds a substantial interest, and (iii) two or more such persons or corporations which hold an aggregate substantial interest.

        The Foreign Acquisitions Act requires foreign persons or foreign-controlled entities to give forty (40) days notice to the Commonwealth Treasurer of a proposal to acquire or increase (or offer to acquire or increase) a single interest of 15% or more of the ownership or voting power of an Australian company. If two or more foreign persons or foreign-controlled entities are acting together, the threshold is 40% in the aggregate.

E. Taxation.

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

U.S. Holders

        As used herein, a "U.S. Holder" includes a holder of common shares who is a citizen or resident of the United States, a corporation, partnership, or certain other entities created or organized in or under the laws of the United States or of any political subdivision thereof, certain defined trusts and estates, and any other person or entity whose ownership of common shares is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common shares is not effectively connected with the conduct of a trade or business in the United States. Also shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation may be taxed differently than described below.

Distributions on common shares

        U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal taxable income by those who itemize deductions. (See the detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares (and not subject to tax) and thereafter as gain from the sale or exchange of the common shares (which generally is taxable as capital gains). Preferential tax rates for long-term capital gains may apply to certain U.S. Holders who satisfy minimum holding period and other requirements. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.

        Dividends paid on the common shares generally will not be eligible for the dividends- received deduction available to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends paid by us (unless we qualify as a "foreign personal holding company" or a "passive foreign investment company," as defined below) if such U.S. Holder owns shares representing at least 10% of our voting power and value. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Foreign Tax Credit

        A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Furthermore, a U.S. Holder which is a domestic corporation may claim a deemed paid foreign tax credit based on the underlying income taxes paid by us.

        Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States federal income tax liability that the U.S. Holder's foreign source income bears to his/her or our worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be allocated to foreign and domestic sources. Complex rules govern this allocation process. There are further limitations on the foreign tax credit for certain types of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. The availability of the foreign tax credit, the deemed paid foreign tax credit, and the application of the limitations on the credit are fact-specific and holders and prospective holders of common shares should consult their own tax advisors regarding their individual circumstances.

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

        Our Australian subsidiaries will be assessed separately to Australian income tax on all income sourced worldwide. The Australian tax year runs from July 1 to June 30, however permission can be sought for a substituted tax year to coincide with the tax year of an overseas holding company. Trading profits and other income of the subsidiaries is taxable at the rate of 34%. The Federal Government of Australia is presently considering introducing a goods and services tax ("GST") which, if introduced, may coincide with a reduction in the corporate rate of income tax, but will increase the tax expense for the subsidiaries of goods and services consumed by them. Capital gains are taxed at the ordinary company income tax rate. Dividends paid by our Australian subsidiaries will be free from dividend withholding tax in Australia only to the extent that the relevant subsidiary has paid Australian tax on profits from which the dividends are paid (called "franked" dividends). Where a dividend paid by the relevant subsidiary is not "franked", a 15% withholding tax is payable under the Canada-Australia double tax treaty provided that we do not maintain a permanent establishment in Australia or a fixed base for the performance of independent personal services and the holding giving rise to the dividend is “effectively connected” with the permanent establishment or fixed base.

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

Other Considerations

        In the following four circumstances, the above sections of the discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares. However, on the basis of (a) the number of shareholders of our common shares, (b) the majority ownership of our shares by Canadian and other non-U.S. residents, and (c) the fact that the majority of our assets are actively managed (not passively held), we believe that we are neither a "Foreign Personal Holding Company," "Foreign Investment Company," "Passive Foreign Investment Company," nor a "Controlled Foreign Company." We cannot, however, provide any certainty that we will never be considered one of the aforementioned entities.

Foreign Personal Holding Company

        If at any time during a taxable year more than fifty percent (50%) of the total combined voting power or the total value of our outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States, and sixty percent (60%) or more of our gross income for such year was derived from certain passive sources (e.g. in certain cases dividends received from our subsidiaries), we would be treated as a “foreign personal holding company” for United States federal income tax purposes. In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of our taxable income to the extent we do not actually distribute such income.

Foreign Investment Company

        If fifty percent (50%) or more of the combined voting power or total value of our outstanding shares is held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts (as defined by Code Section 7701(a)(30)), and we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that we might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

        As a foreign corporation with U.S. Holders, we could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, depending upon the percentage of our income which is passive, or the percentage of our assets which are held for the purpose of producing passive income.

        The rules governing PFICs can have significant tax effects on U.S. shareholders of foreign corporations. Section 1297(a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) seventy-five percent (75%) or more of our gross income is "passive income", which generally includes interest, dividends, rents and royalties or (ii) the average percentage, by fair market value (or, if we are a controlled foreign corporation or make an election, by adjusted tax basis), of our assets that produce or are held for the production of "passive income" is fifty percent (50%) or more. The taxation of a U.S. shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion. U.S. persons should consult with their own tax advisors with regard to the impact of these rules.

Controlled Foreign Corporation

        If more than fifty percent (50%) of the voting power or the value of all classes of stock are owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of our stock ("United States shareholders"), we could be treated as a controlled foreign corporation under Subpart F of the Code.

        This classification would trigger the application of many complex tax consequences including the required inclusion by such United States shareholders in income of their pro rata share of our "Subpart F income" (as specifically defined by the Code) and our earnings invested in U.S. property. In addition, under Section 1248 of the Code, gain from the sale or exchange of common shares by a U.S. person who is or was a United States shareholder (as defined above) at any time during the five-year period ending with the sale or exchange may be treated as ordinary dividend income to the extent of our earnings and profits attributable to the stock sold or exchanged. Because of the complexity of Subpart F and Section 1248, and because it is not clear that we are a controlled foreign corporation, a more detailed review of these rules is outside of the scope of this discussion.

F. Dividends and paying agents.

Not Applicable.

G. Statements by experts.

Not Applicable.

H. Documents on display.

        Our Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and file reports and other information with the SEC. You may read and copy any of the company's reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at certain of the SEC's regional offices at 7 World Trade Center, Suite 1300, New York, NY 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. In addition, the SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

        Our Company is required to file reports and other information with the securities commissions in all provinces of Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that the Company files with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronics Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the SEC’s electronic document gathering and retrieval system.

        As a foreign private issuer, the Company is exempt from the rules under the Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements to shareholders. We have included in this report certain information disclosed in our proxy statement prepared under Canadian securities rules.

I. Subsidiary Information.

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Information relating to quantitative and qualitative disclosures about market risk is detailed in Item 5.

Item 12. Description of Securities Other than Equity Securities.

Not Applicable.

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.   [RESERVED].

Item 16.   [RESERVED].

Item 17. Financial Statements.

See financial statements following the signature page hereof.

Item 18. Financial Statements.

See "Item 17. Financial Statements."

Item 19. Exhibits.

(a) Index to Financial Statements of Dynamic Digital Depth, Inc.

Auditors' Report

Consolidated Balance Sheets as at December 31, 2000, June 30, 2000 and 1999 and the unaudited Balance Sheet at December 31, 1999

Consolidated Statements of Loss and Deficit for the six-months ended December 31, 2000 and the years ended June 30, 2000, 1999 and 1998 and the unaudited six month period ended December 31, 1999

Consolidated Statements of Cash Flows for the six-months ended December 31, 2000 and the years ended June 30, 2000, 1999 and 1998 and the unaudited six month period ended December 31, 1999

Notes to Consolidated Financial Statements

(b) Exhibits

1.1    Certificate of Incorporation - Mirabeau Resources Limited                (1)
1.2    Articles of Incorporation - Mirabeau Resources Limited                   (1)
1.3    Certificate of Amendment - Mirabeau 88 Limited                           (1)
1.4    Certificate of Amendment - name change to Xenotech, Inc.                 (1)
1.5    Name Change Xenotech to Dynamic Digital Depth Incorporated               (1)
1.6    Application for Release of Escrowed Shares                               (1)
1.7    Bylaws                                                                   (1)
1.8    Amendment and Registration of Restated Articles dated May 4, 2001         *
2.1    Escrow Agreement -  Mirabeau/Montreal Trust Co. of Canada                (1)
2.2    Escrow Agreement - Mirabeau/Montreal Trust Co. of Canada/                (1)
       Salamander Resources Ltd.
2.3    Investment Agreement - Xenotech, Inc./Westgate Int'l., L.P. and          (1)
       Liverpool Limited Partnership
2.4    Common Share Purchase Warrant - Liverpool Limited Partnership            (1)
2.5    Common Share Purchase Warrant - Westgate Int'l., L.P.                    (1)
2.6    Warrant Option Agreement between Westgate Int'l., L.P. and Liverpool     (1)
       Limited Partnership and Red Reef Limited
2.7    Share Option Agreement between Westgate Int'l., L.P. and Liverpool       (1)
       Limited Partnership and Red Reef Limited
2.8    Voting and Disposition Agreement between Westgate Int'l., L.P. and       (1)
       Liverpool Limited Partnership and Neil W. Speakman, Robert Baker
       and Red Reef Limited
2.9    Registration Rights Agreement                                            (1)
2.10   Stock Option Plan dated November 13, 1998                                (1)
2.11   Form of Stock Option Agreement                                           (1)
2.12   Stock Option Plan dated February 6, 2000                                  *
2.13   Amendment to Stock Option Plan dated April 23, 2001                       *
3      Voting Trust Agreement - Xenotech Inc./Trustee/Red Reef Ltd.             (1)
4.1    Memorandum of Understanding between Dynamic Digital Depth USA            (1)
       Inc.  and  Video Applications Inc.
4.2    Development Agreement by and between Dynamic Digital Depth               (1)
       Research Pty. Ltd. and General Instrument Corporation
4.3    Statement of Work by and between Dynamic Digital Depth Research          (1)
       Pty. Ltd. and General Instrument Corporation
4.4    Consultancy Agreement with Angus Ducan Richards                          (1)
4.5    Deed of Compromise and Release with Angus Duncan Richards                (1)
4.6    Deed of Assignment with Angus Duncan Richards                            (1)
4.7    License Agreement with Angus Duncan Richards                             (1)
4.8    Deed between Dynamic Digital Depth Australia Pyt. Ltd. and Boston        (1)
       Tower Pty. Ltd. regarding 6-8 Brodie Hall Drive Technology Park
4.9    Lease between Dynamic Digital Depth Australia Pyt. Ltd. and Boston       (1)
       Tower Pty. Ltd. regarding 6-8 Brodie Hall Drive Technology Park
4.10   Employment Agreement with Neil W. Speakman                               (1)
4.11   Employment Agreement with Robert G. Baker                                (1)
4.12   Employment Agreement with Chris Yewdall                                  (1)
4.13   Employment Agreement with Phil Harman                                    (1)
4.14   Consultancy Agreement with AiCube Co. Ltd.                               (2)
4.15   Memorandum of Understanding by and between Dynamic Digital               (3)
       Depth USA Inc. and Dimension Technologies, Inc.
4.16   Memorandum of Understanding by and between Dynamic Digital               (3)
       Depth USA Inc. and Yd-Vision GMBH
4.17   Component License Agreement by and between Dynamic Digital               (3)
       Depth USA Inc. and Apple, Inc.
4.18   Development Agreement by and between Dynamic Digital Depth USA           (3)
       Inc. and Microsoft Corporation
4.19   Memorandum of Understanding by and between Dynamic Digital               (3)
       Depth and USA Inc. and Wave Pictures, N.V.
4.20   Memorandum of Understanding by and between Dynamic Digital               (3)
       Depth and USA Inc. and Sky High Entertainment, Inc.
4.21   Memorandum of by and between Dynamic Digital Depth and USA Inc.          (3)
       and Pluto Technologies, Inc.
8      Subsidiaries of the Registrant                                            *

(1)     Incorporated by reference to DDD's Registration Statement on Form 20-F filed on August 9, 1999.

(2)     Incorporated by reference to DDD's Amendment No. 1 to Registration Statement on Form 20-F filed on November 15, 1999.

(3)     Incorporated by reference to DDD's Annual Report on Form 20-F filed on January 16, 2001.

*     Filed herewith.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this transitional report on its behalf.

DYNAMIC DIGITAL DEPTH INC.
Date: July 16, 2001	By:/s/ Mark N. Schwartz Mark N. Schwartz Chief Financial Officer

Revised US Accounts – including 1999

DYNAMIC DIGITAL DEPTH INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Auditors’ Report
Consolidated Balance Sheets as at December 31, 2000, June 30, 2000 and 1999 and
the unaudited Balance Sheet at December 31, 1999
Consolidated Statements of Loss and Deficit for the six-months ended December 31, 2000 and the years ended June 30, 2000, 1999 and 1998 and the unaudited six month period ended
December 31, 1999
Consolidated Statements of Cash Flows for the six-months ended December 31, 2000 and the years ended June 30, 2000, 1999 and 1998 and the unaudited six month period ended
December 31, 1999
Notes to Consolidated Financial Statements

Auditors’Report

To the Shareholders of
Dynamic Digital Depth Inc.

We have audited the consolidated balance sheets of Dynamic Digital Depth Inc. as at December 31, 2000 and June 30, 2000, and June 30, 1999 and the consolidated statements of loss and deficit and cash flows for the six months ended December 31, 2000 and the years ended June 30, 2000 and June 30, 1999 and June 30, 1998. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 June 30, 2000 and June 30, 1999 and the consolidated results of its operations and its cash flows for the periods then ended together with the year ended June 30, 1998 in accordance with accounting principles generally accepted in Canada.

Accounting principles generally accepted Canada varies in certain significant respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected consolidated shareholder’s equity as at December 31, 2000, June 30, 2000, and June 30, 1999, and the consolidated results of operations for each of the periods ended December 31, 2000, June 30, 2000, 1999 and 1998 to the extent summarized in note 18 to the consolidated financial statements.

Perth, Australia	"Ernst & Young"
May 15, 2001	Chartered Accountants

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated May 15, 2001 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the financial statements.

Perth, Australia	"Ernst & Young"
July 16, 2001	Chartered Accountants

Dynamic Digital Depth Inc.
(Incorporated under the laws of Alberta)

CONSOLIDATED BALANCE SHEETS
[See Nature of Business and Basis of Presentation - Note 1]

                                                   (unaudited)
                                      Six-Months    Six-Months     Year       Year
                                        Ended         Ended        Ended      Ended
                                     December 31,  December 31,   June 30,   June 30,
                                         2000         1999         2000       1999
                                         $CAD         $CAD         $CAD       $CAD
                                     ------------------------------------------------

ASSETS [Note 6]

Current
Cash                                 2,506,994    2,538,317    4,092,627    3,768,936
Accounts receivable                     64,821      130,138      134,552       72,626
Security deposits and prepayments       87,032      178,732       66,369      199,017
                                     ------------------------------------------------
                                     2,658,847    2,847,187    4,293,548    4,040,579
Building units held for sale
   [Note 6]                          1,045,976    1,000,953    1,122,920            -
Deposit                                      -            -            -      508,508
Capital assets [note 3]              2,696,642    1,372,142    2,533,303      684,527
Patents [note 4]                       291,798      527,782      666,090      472,358
Restricted cash [note 5]               487,500            -      511,508           -
                                    -------------------------------------------------

                                     7,180,763    5,748,064    9,127,369    5,705,972
                                    -------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current

Accounts payable and accrued
     liabilities                       607,589      774,182      571,051      330,478
Current portion of obligation
     under capital leases [note 8]      84,931       28,656       64,173       43,655
Short-term debt [note 6]               464,643      523,090      490,435           -
                                      -----------------------------------------------
                                     1,157,163    1,325,928    1,125,659      374,133
                                     ------------------------------------------------
Obligation under capital leases
     [note 8]                           93,703      139,629      158,501       63,594
                                     ------------------------------------------------
Commitments and Contingencies
     [note 8]
Shareholders' equity
Share capital [note 9]              30,482,617   19,711,804   27,532,331   17,483,622
Deficit                            (24,277,755) (15,456,273) (19,337,156) (12,375,137)
Cumulative translation adjustment     (274,965)      26,976     (351,966)     159,760
                                   --------------------------------------------------
                                     5,929,897    4,282,507    7,843,209    5,268,245
                                   --------------------------------------------------
                                     7,180,763    5,748,064    9,127,369    5,705,972
                                   --------------------------------------------------

See accompanying notes

On behalf of the Board:

N Speakman	P Kristensen
Director	Director

Dynamic Digital Depth Inc.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

                                                (unaudited)
                                   Six-Months     Six-Months     Year      Year        Year
                                     Ended          Ended       Ended      Ended       Ended
                                  December 31,  December 31,  June 30,   June 30,    June 30,
                                    2000           1999         2000       1999        1998
                                    $CAD           $CAD         $CAD       $CAD        $CAD
                               ---------------------------------------------------------------

Revenue
Technology revenue               211,164         28,950       274,629      29,545     299,099
Interest income                  158,808         64,174       144,489     110,583      31,321
Other                             29,632          8,559        19,305      58,698      37,645
                               --------------------------------------------------------------
                                 399,604        101,683       438,423     198,826     368,065
                               --------------------------------------------------------------
Expenses
Amortization -
  capital assets                 452,682        112,984       448,473     115,667      34,100
Amortization -
  patent costs                    72,307         14,406        20,047      21,563       8,125
General and adminis-
  trative [note 10]              341,673      1,928,852     4,112,533   2,280,180   1,510,458
Interest on
  promissory notes                     -              -             -           -     264,633
Interest and borrowing
  costs on short term debt         21,567         24,445        43,491           -           -
Interest and borrowings costs
  on capital leases                10,298         16,535        29,419           -           -
Market development                274,778         30,935        54,577     210,023     306,324
Project and patenting
  costs                           391,192         28,665       177,435      18,803      32,883
Salaries and wages              1,775,706      1,025,997     2,514,467   1,023,180     468,435
Development costs                       -              -             -   2,595,619           -
                               --------------------------------------------------------------
                                 5,340,203      3,182,819     7,400,442   6,265,035   2,624,958
                               --------------------------------------------------------------

Loss before income taxes
  [note 11]                     (4,940,599)    (3,081,136)   (6,962,019) (6,066,209) (2,256,893)
                               --------------------------------------------------------------
Provision for income taxes
  [note 13]                              -              -             -           -           -
                               ---------------------------------------------------------------
Net Loss                        (4,940,599)    (3,081,136)   (6,962,019) (6,066,209) (2,256,893)
                               --------------------------------------------------------------
Deficit, beginning of
  year                         (19,337,156) (12,375,137) (12,375,137) (5,830,182) (3,573,289)

Prior period adjustment
  [note 15]                              -              -             -   (478,746)           -
                               --------------------------------------------------------------
Adjusted deficit,
  beginning of year            (19,337,156) (12,375,137) (12,375,137) (6,308,928) (5,830,182)
                               --------------------------------------------------------------
Deficit, end of year           (24,277,755) (15,456,273) (19,337,156) 12,375,137) (5,830,182)
                               --------------------------------------------------------------
Loss per share [note 9]              (0.23)         (0.17)        (0.37)      (0.38)      (0.21)
                               --------------------------------------------------------------
Weighted average number
 number of shares
 outstanding                    21,916,888     18,025,054    18,825,133  15,846,239  10,608,563
                               ----------------------------------------------------------------

See accompanying notes

Dynamic Digital Depth Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  (unaudited)
                                                    Six-Months     Six-Months      Year           Year          Year
                                                  Ended December     Ended         Ended         Ended          Ended
                                                     31, 2000       December       June           June          June
                                                       $CAD         31, 1999     30, 2000       30, 1999      30, 1998
                                                                      $CAD         $CAD           $CAD          $CAD
                                                  ------------------------------------------------------------------------
Operating Activities
Loss                                                 (4,940,599)   (3,081,136)   (6,962,019)    (6,066,209)   (2,256,893)
Add item not requiring a cash payment
   Foreign exchange differences on expenditure          145,580      (104,535)            -              -             -
   Amortization                                         524,989       127,390       468,520         95,790        42,225
   Loss on disposal of building                               -             -        22,967              -             -
   Imputed interest on promissory notes                       -             -             -              -       215,350
   Loss on disposal of capital assets                     1,534             -             -              -             -
   Write  off  of  patent  costs  capitalized  in
   prior years [note 4]                                 340,058             -        92,697              -             -
   Development costs written off                              -             -             -      2,595,619        27,411
Net change in non-cash working capital [note 7]          85,606       406,477       311,295       (413,095)       67,047
                                                  ----------------------------------------------------------------------
                                                     (3,842,832)   (2,651,804)   (6,066,540)    (3,787,895)   (1,904,860)
                                                  ----------------------------------------------------------------------
Investing Activities
Purchase of capital assets [note 7]                    (641,595)   (1,293,584)   (2,771,121)      (340,559)     (164,188)
Application of deposit                                        -             -             -       (508,508)            -
Patent costs                                            (81,453)      (69,830)     (365,195)      (192,882)     (122,033)
Development costs incurred                                    -             -             -       (780,562)     (486,450)
Proceeds from sale of capital assets                     18,352             -             -              -         8,209
                                                  ----------------------------------------------------------------------
                                                       (704,696)   (1,363,414)   (3,136,316)    (1,822,511)     (764,462)
                                                  ----------------------------------------------------------------------
Financing Activities
Proceeds from issuance of share capital for cash      2,950,286     2,228,182    10,048,709      2,681,837     7,753,638
Proceeds from short-term borrowings [note 7]             16,254       617,149       141,510              -             -
Proceeds from issuance of promissory notes                    -             -             -              -       698,679
Repayment of short term borrowings                       (7,814)            -             -              -             -
Capital lease principal reductions [note 8]             (44,038)      (33,023)     (109,184)       (51,442)      (66,815)
Restricted cash                                          24,008             -      (511,508)      1,727,660   (1,727,660)
                                                  ----------------------------------------------------------------------
                                                      2,938,696     2,812,308     9,569,527       4,358,055    6,657,842
                                                  ----------------------------------------------------------------------
Foreign exchange (loss)/gain on cash held
in foreign currency                                      23,199       (27,709)      (42,980)         15,114      (16,645)
                                                  ----------------------------------------------------------------------
Net increase/(decrease) in cash                      (1,585,633)   (1,230,619)      323,691      (1,237,237)   3,972,055

Cash, beginning of period                             4,092,627     3,768,936     3,768,936       5,006,173    1,034,118
                                                  ----------------------------------------------------------------------
Cash, end of period                                   2,506,994     2,538,317     4,092,627       3,768,936    5,006,173
                                                  ======================================================================

See accompanying notes

Development costs incurred during the period include $nil depreciation (period ended December 31, 1999: $nil, year ended June 30, 2000: $nil, year ended June 30, 1999: $41,440, year ended June 30, 1998: $75,388) which is a non-cash movement.

Included in the net loss is interest paid on short-term debt and capital leases during the period of $31,865 (period ended December 31, 1999: $40,980, year ended June 30, 2000: $72,910, year ended June 30, 1999: $nil, year ended June 30, 1998: $nil); and interest received of $158,808 (June 30, 2000: $144,489, June 30, 2000: $110,583, year ended June 30, 1998: $31,231).

Dynamic Digital Depth Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and For the Periods Ended December 31, 2000 and June 30, 2000, and 1999
and the Period Ended June 30, 1998

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

Dynamic Digital Depth Inc (the “Company”), through its wholly owned subsidiaries, Dynamic Digital Depth Australia Pty Ltd, Dynamic Digital Depth Research Pty Ltd, Dynamic Digital Depth USA Inc. and Dynamic Digital Depth TV Inc., specializes in the business of 3D technology. Its patented technologies enable the creation and development of 2D compatible 3D content; mass distribution through the internet, personal computer, television and movies; and the integration of 3D content with glasses-free displays.

The consolidated financial statements include the accounts of Dynamic Digital Depth Inc. ("DDD") and its wholly owned subsidiaries Dynamic Digital Depth Australia Pty. Ltd. ("Australia"), Dynamic Digital Depth Research Pty. Ltd. ("Research") and Dynamic Digital Depth USA Inc. ("USA"). The consolidated financial statements are presented in Canadian dollars ($CAD) unless otherwise specified.

The accompanying consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. The Company has not attained commercial production and has experienced significant operating losses and cash outflows from operations in the six-months ended December 31, 2000 and year ended June 30, 2000 and has a $24,277,755 deficit at December 31, 2000.

The ability of the Company to continue as a going concern is dependent on obtaining additional capital to support development activities and ultimately on obtaining satisfactory commercial production levels in order to produce a positive cash flow and/or raise future share capital. The outcome of these matters cannot be predicted at this time.

These consolidated financial statements do not give effect to any adjustment to the classifications and amounts of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates and approximations that have been made using careful judgment. The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

Revenue Recognition

Technology revenue from the granting of licenses and hardware sales is recognized when; there is persuasive evidence of an agreement, delivery has occurred, the vendor’s fee is fixed or determinable, and the collectibility is probable.

Revenue From Government Organizations

Revenue from government research and development grants is recognized in full in the period in which it is received.

Building Units Held For Sale

The building is carried in the accounts at the lower of cost and fair market value. No amortization is taken due to the intention to sell the building within one year.

Capital assets

Capital assets are carried in the accounts at cost less amortization. Amortization is calculated on a straight-line basis over their estimated useful lives as follows:

Furniture and fixtures	4 to 7 years
Office equipment	3 to 7 years
Equipment under capital lease	3 to 7 years
Technical equipment	3 to 7 years
Automotive equipment	7 years
Leasehold improvements	Over the term of the underlying leases
Website	3 years

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

Patents, research and development costs

Costs relating to acquiring and establishing patents in 3D television and related areas, such as the conversion to 3D of existing 2D film and video material, auto-stereoscopic 3D computer displays, 3D video arcade game displays, 3D viewing glasses, 3D special effects software and 3D camera adaptor are recorded at cost and since July 1, 2000 are being amortized over five years. The Company has also adopted a policy of periodically reviewing its patent portfolio with a view to writing off the costs incurred in applying for and registering such patents, where there is no reasonable prospect that the technology represented by the patents will be capable of producing revenues within the next succeeding twelve months. Any further expenditures on patents or applications where costs to date have already been written off will be expensed as they are incurred.

Research costs are expensed as incurred. Development costs that meet specific criteria related to technical, market and financial feasibility are capitalized. At present all capitalizable costs are immaterial and thus have not been capitalized. Amortization of development costs will start upon commencement of commercial production. The costs will be amortized on a straight-line basis over a period of three years.

In the event the above costs are determined not to be of continuing benefit to the Company, these amounts will be written off.

Financial instruments

Financial instruments of the Company consist mainly of cash, accounts receivable, security deposits and prepayments, restricted cash, accounts payable and accrued liabilities, capital lease obligations and short-term debt. As at December 31, 2000 and June 30, 2000, there are no significant differences between the carrying amounts of these instruments, and their estimated fair values.

Measurement uncertainty

The amounts recorded for patents represent accumulated costs and are not intended to reflect present or future values. The recoverability of these amounts is dependent upon the ability of the Company to successfully complete their development and upon future profitable operations and hence they are subject to measurement uncertainty and the impact of any adjustment to carrying values on the financial statements of future periods could be material.

Foreign exchange

The Company’s Australian and USA subsidiaries are deemed self-sustaining foreign operations for foreign currency translation purposes. Accordingly, assets and liabilities of the subsidiaries are translated at the year-end exchange rate and revenues and expenses are translated at average exchange rates. Gains and losses arising from the translation of the financial statements of the subsidiaries are recorded in a “Cumulative Translation Adjustment” account in shareholders’ equity. Gains and losses arising from the translation of sales and expenses are recognised in general and administrative expenses. At December 31, 2000 this was a net gain of $1,521 (December 1999; gain $6,118, June 2000: loss $3,064, June 1999: gain $96,841, June 1998: gain $6,010).

Taxation

The Company follows the liability method of accounting for income taxes. Under this method, the Company records income taxes to give effect to temporary differences between the carrying amount and the tax basis of the Company’s assets and liabilities. Temporary differences arise when the realization of an asset or the settlement of a liability would give rise to either an increase or decrease in the Company’s income taxes payable for the year or later period. Future income taxes are recorded at the income tax rates that are expected to apply when the future tax liability is settled or the future tax asset is realized. When necessary, valuation allowances are established to reduce future income tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in future income tax and liabilities.

Concentrations of credit risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash, security deposits and accounts receivable. The Company’s cash and security deposits are placed with high quality major Australian, Canadian and American banking institutions, limiting its exposure to credit risk. At balance date, the accounts receivable balance disclosed on the balance sheet consists of a number of sundry debtors.

Loss per share

Basic loss per share is determined by dividing the operating loss after tax by the weighted average number of common shares outstanding during the financial year. The effect on loss per share of the exercise of options and warrants is anti-dilutive.

Stock options

The Company has a stock option plan which is described in Note 9. No compensation expense is recognized for this plan when stock options are issued to employees. Any consideration paid by employees on exercise of stock options is credited to share capital. If stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock options cancelled is charged to retained earnings.

3. CAPITAL ASSETS

                                                   As at December 31, 2000
                                      --------------------------------------------------
                                                       Accumulated     Net Book Value
                                         Cost         Amortization
                                         $CAD             $CAD              $CAD
                                      --------------------------------------------------

Furniture and fixtures                  165,963            39,382          126,581
Office equipment                        136,313            70,594           65,719
Equipment under capital lease           239,632            68,216          171,416
Technical equipment                   1,635,575           691,667          943,908
Automotive equipment                     77,635            32,444           45,191
Leasehold improvements                1,360,535           246,052        1,114,483
Website                                 268,142            38,798          229,344
                                      -------------------------------------------------
                                      3,883,795         1,187,153        2,696,642
                                      =================================================

                                                          As at June 30, 2000
                                           --------------------------------------------------
                                                              Accumulated     Net Book Value
                                                Cost         Amortization
                                                $CAD             $CAD              $CAD
                                           --------------------------------------------------

Furniture and fixtures                        136,984            31,517          105,467
Office equipment                              144,394            55,445           88,949
Equipment under capital lease                 257,261            38,140          219,121
Technical equipment                         1,336,914           507,857          829,057
Automotive equipment                           78,250            26,924           51,326
Leasehold improvements                      1,327,040           109,872        1,217,168
                                               22,215                 -           22,215
                                           --------------------------------------------------
                                            3,303,058           769,755        2,533,303
                                           =================================================

                                                          As at June 30, 1999
                                           -------------------------------------------------
                                                              Accumulated     Net Book Value
                                                Cost         Amortization
                                                $CAD             $CAD              $CAD
                                           -------------------------------------------------

Furniture and fixtures                         68,430            22,647           45,783
Office equipment                               29,508            14,909           14,599
Equipment under capital lease                 271,662           155,792          115,870
Technical equipment                           467,994           174,387          293,607
Automotive equipment                           79,205            30,204           49,001
Leasehold improvements                        174,386             8,719          165,667
                                           -------------------------------------------------
                                            1,091,185           406,658          684,527
                                           =================================================

4. PATENTS

                        As at December 31, 2000               As at June 30, 2000           As at June 30, 1999
                      ---------------------------------   ---------------------------------   ---------------------------------
                                     Accumulated                         Accumulated                         Accumulated
                       Cost         Amortization            Cost         Amortization           Cost         Amortization
                       $CAD             $CAD                $CAD             $CAD               $CAD             $CAD
                      ---------------------------------   ---------------------------------   ---------------------------------
Patents                 339,452          47,654             718,243        52,153              507,534           35,176
                      ---------------------------------   ---------------------------------   ---------------------------------
Net book value                  291,798                             666,090                             472,358
                      ---------------------------------   ---------------------------------   ---------------------------------

At December 31, 2000 after reviewing its patent portfolio and in light of the new policy direction referred to in Note 2, the Company has written off an amount of $340,058 (June 2000: $92,697, June 1999: $nil) in expenditures (net of accumulated amortization) previously incurred and capitalized.

Total research and development costs incurred during the period were $970,413 (year ended June 30, 2000: $1,981,710, year ended June 30, 1999: $1,203,224).

5. RESTRICTED CASH

This represents cash held in a deposit account by way of security in association with the lease of Dynamic Digital Depth USA Inc’s office premises as per an agreement dated September 17, 1999. Interest is being earned on the amount deposited at the prevailing bank rate of 6.306 per cent (June 30, 2000: 5.419 per cent, June 30, 1999: nil percent) over the term of the lease.

6. SHORT-TERM DEBT

The short-term debt is collaterized by a first mortgage over the building and registered fixed and floating charge over the assets of Dynamic Digital Depth Australia Pty Ltd. The debt is fully repayable on demand upon the sale of the building units. Interest is charged at the Bank Bill Discount Rate of 6.99 per cent plus 1.50 per cent per annum (June 30, 2000: 6.19 per cent plus 1.50 per cent per annum, June 30, 1999: nil percent).

7. CONSOLIDATED STATEMENT OF CASH FLOWS

The net change in non-cash working capital was determined as follows:

                                                       (unaudited)
                                        As at             As at           As at        As at        As at
                                      December 31,     December 31,      June 30,     June 30,     June 30,
                                         2000             1999            2000         1999         1998
                                         $CAD             $CAD            $CAD         $CAD         $CAD
                                     --------------   -------------   ------------- ------------ -------------
Decrease/(Increase) in
     accounts receivable                 69,731          (57,512)        (61,926)    (49,112)     (202,655)
Decrease/(Increase) in
     security deposits and                                                           (62,767)            -
     prepayments                        (20,663)          20,285         132,648
Increase in accounts payable
     and accrued liabilities             36,538          443,704         240,573    (301,216)      269,702
                                     --------------   -------------   ------------- ------------ -------------
                                         85,606          406,477         311,295    (413,095)       67,047
                                     ==============   =============   ============= ============ =============

The following non cash transactions occurred:

                                                                      (unaudited)
                                                          As at          As at          As at June     As at       As at
                                                         December     December 31 ,     June 30       June 30,    June 30,
                                                         31, 2000         1999           2000           1999        1998
                                                           $CAD           $CAD           $CAD           $CAD        $CAD
                                                       ------------- --------------- --------------- ----------- -----------
Acquisition of plant and equipment by way of capital
     lease financing                                              -               -         214,179      15,114     136,712
Acquisition of building units purchased for resale
     by way of deposit paid during fiscal 1999                    -         508,482         508,482           -           -
Issuance of share capital under stock option
     exercise arrangement [note 9]                         (402,000)              -               -           -           -
Re-acquisition of share capital under stock option
     exercise arrangement [note 9]                          402,000               -               -           -           -
Acquisition of building units purchased for resale
     by way of short-term borrowings                              -       1,944,924       1,944,924           -           -
Deferred development costs capitalised                            -               -               -           -      46,668
Proceeds from sale of building units applied in
     reduction of short-term borrowings                           -      (1,354,020)     (1,354,020)          -           -

8. COMMITMENTS AND CONTINGENCIES

The following is a schedule of future minimum lease payments under the capital leases:

                                                              As at
                                                             December     As at June
                                                             31, 2000      30, 2000
                                                               $CAD          $CAD

2001                                                            100,009        84,376
2002                                                             74,829       111,630
2003                                                             24,451        59,820
                                                           ------------- -------------
Total minimum lease payments                                    199,289       255,826
Less: amount representing interest at 11.5%                     (20,655)      (33,152)
                                                           ------------- -------------
Present value of minimum lease payments                         178,634       222,674
Less: current portion                                           (84,931)      (64,173)
                                                           ============= =============
                                                                 93,703       158,501
                                                           ------------- -------------

The following is a schedule of future minimum lease payments under the operating leases which include leases of motor vehicles, computers and other technical equipment:

As at December 31, 2000 $CAD
2001	484,047
2002	523,372
2003	560,716
2004	445,857
2005	144,892
2006	152,137
2007	159,744
2008	167,731
2009	124,026
Total minimum lease payments	2,762,522

Litigation

a)	In January 1999 Angus Duncan Richards (“Richards”) served a notice of dispute on the Company relating to the terms of a Consulting Agreement between the Company and Richards. The dispute is subject to arbitration that is ongoing. The Company refutes all of the allegations and is vigorously defending this matter. In the event that Richards was to succeed in his claim the Company would be exposed to a liability to pay Richards $CAD187,510 together with further payments not exceeding $CAD158,840 per annum contingent upon the extent to which the Company derives revenue and capital from commercial exploitation of certain technologies which Richards assisted to develop.

b)	In December 1998 Angus Duncan Richards (“Richards”) commenced litigation in Alberta, Canada seeking monetary damages for $CAD227,500 plus interest and court costs. Richards alleges the Company failed to permit him to exercise options to purchase 182,000 common shares at an exercise price of $1.25 per share based upon the determination that the options had expired (amounts based on post reverse stock split). The Company filed a Statement of Defence in February 1999. The Company refutes all of the allegations and intends to vigorously defend this matter. Richards sought leave of the Court to amend his statement of claim on January 10, 2001. The Court, apart from adding Mr. P Kristensen, a director of the Company, to the action, rejected the application. The Company intends to file an additional statement of defence seeking additional security for costs. The Company believes that Richard’s claim is without merit.

9. SHARE CAPITAL

Authorized

nbsp;nbsp;nbsp;nbsp;nbsp;nbsp;nbsp;nbsp;Unlimited number of voting common shares nbsp;nbsp;nbsp;nbsp;nbsp;nbsp;nbsp;nbsp;Unlimited number of non-voting first and second preferred shares, issuable in series

Issued - Common Shares

                                                            Number of
                                                             Shares          $CAD
                                                            ------------------------
Balance at June 30, 1999 -
     common voting shares   (refer note 15)                 17,966,992    17,483,622
Issued for cash through private placements,
     net of issuance costs                                   1,000,000     4,900,067
Issued on exercise of stock options                            117,770       160,475
Issued on exercise of warrants -
     net of issuance costs of $11,833                        2,500,000     4,988,167
                                                            ------------------------
Balance at June 30, 2000 - common voting shares             21,584,762    27,532,331
Issued for cash through private placements,
     net of issuance costs of $5,864                           581,230     2,900,286
Issued on exercise of stock options - cash                      40,000        50,000
                                   - non cash                  310,000       402,000
Shares acquired by the Company and cancelled - non cash       (133,500)     (402,000)
                                                            ------------------------
Balance at December 31, 2000 - common voting shares         22,382,492    30,482,617
                                                            ------------------------

In October, 2000 a former CEO and Director of the Company, exercised a total of 350,000 options. Of these, 40,000 exercisable at $1.25 were exercised for cash and the remainder, with an exercisable value of $402,000, were exercised by way of an arrangement whereby Mr Baker surrendered to the Company a total of 133,500 shares valued at $402,000 in lieu of payment. The Company subsequently cancelled these shares.

Stock Options

On February 6, 2000 the Company established a stock option plan for its directors, management, employees and consultants. This plan amended all earlier plans and allows the Company to grant options for up to twenty per cent of the issued and outstanding shares of the Company to a maximum of 3,634,952 common shares. There have been no changes in original terms and conditions of options issued. Under the plan the exercise price of each option shall be not less than the price permitted by the stock exchange on which the common shares are then listed. No participant shall be granted an option that exceeds five per cent of the issued and outstanding shares of the Company. The option period is not to exceed ten years from the date the option is granted. An option shall vest and may be exercised during the option period in such manner as the Board of Directors may fix by resolution.

                                Six months ended December        Six months ended December
                                         31, 2000                 31, 1999 (unaudited)
                              Number of       Weighted       Number of        Weighted
                                               Average                        Average
                               Options     Exercise Price     Options      Exercise Price
                                                $CAD                            $CAD
                              ---------------------------------------------------------------
Outstanding - beginning
of year                        2,551,000        5.82          1,100,770         1.60
Granted                          484,000        3.83             48,000         4.55
Exercised                      (350,000)        1.29                  -          -
Forfeited                       (75,000)        7.11                  -          -
                              ===========                    ===========
Outstanding - end of year      2,610,000        6.02          1,148,770         1.72
                              ===========                    ===========
Exercisable at end of year     1,594,000        6.64            222,230         3.35
                              ===========                    ===========
                                                                 Year ended June 30
                                           2000                          1999                         1998
                              Number of       Weighted       Number of  Weighted Average  Number of   Weighted Average
                                               Average
                               Options     Exercise Price     Options    Exercise Price    Options     Exercise Price
                                                $CAD                          $CAD                          $CAD
                              ------------------------------------------------------------------------------------------
                                                                                          ------------------------------
Outstanding - beginning
of year                        1,100,770        1.60            885,540       1.29           512,310        1.28
Granted                        1,568,000        8.45            400,000       2.15           485,000        1.30
Exercised                       (117,770)       1.36           (159,470)      1.27          (109,770)       1.30
Forfeited                              -           -            (25,300)      1.30            (2,000)       1.25
                              ===========                    ===========                  ===========
Outstanding - end of year      2,551,000        5.82          1,100,770       1.60           885,540        1.29
                              ===========                    ===========                  ===========
Exercisable at end of year     1,084,230        8.73            139,230       2.47           189,230        1.29
                              -----------                    -----------                  -----------

The following table summarizes information about stock options outstanding at December 31, 2000:

                          Options Outstanding                                          Options Exercisable
                                                 Weighted-Average   Weighted-Average        Number        Weighted-Average
Range of Exercise Prices   Number Outstanding     Remaining Life     Exercise Price     Exercisable at     Exercise Price
          $CAD            at December 31, 2000       - years              $CAD         December 31, 2000        $CAD

      0.00 to 2.99               677,000               2.15               1.86              527,000             1.72

      3.00 to 5.99              1,098,000              4.33               4.58              362,000             4.64

      6.00 to 8.99               55,000                2.15               7.11              25,000              7.11

     9.00 to 12.99               780,000               4.24              11.59              680,000             11.51
------------------------- ---------------------- ----------------- ------------------- ------------------ ------------------
------------------------- ---------------------- ----------------- ------------------- ------------------ ------------------

     1.00 to 12.99              2,610,000              2.52               6.02             1,594,000            6.64
------------------------- ---------------------- ----------------- ------------------- ------------------ ------------------

Warrants

During the six months ended December 31, 2000, the Company issued 581,230 share purchase warrants with options to purchase common shares on a 1:1 basis at a price of $CAD5.50 per share. All of these options expire on October 10, 2002.

During the fiscal year ended June 30, 2000, the Company issued 1,000,000 share purchase warrants with options to purchase common shares on a 1:1 basis at a price of $CAD5.50 per share. 140,000 of these warrants expire on December 21, 2001 and the balance expires on February 1, 2002.

In connection with issue of share purchase warrants during the fiscal year ended June 30, 2000, the Company, by way of a financial advisor’s fee, issued 20,000 share purchase warrants with options to purchase common shares on a 1:1 basis at a price of $CAD5.50 per share. These warrants expire on February 1, 2002.

During the fiscal year ended 1999, the Company issued 1,500,000 share purchase warrants with options to purchase common shares on a 1:1 basis at a price of $CAD3.50 from June 17, 1999 to June 17, 2000, or $CAD4.50 from June 17, 2000 to June 17, 2001, or $CAD 5.50 from June 17, 2001 to June 17, 2002.

During the fiscal year ended 1998, the Company issued 5,000,000 share purchase warrants with options to purchase common shares on a 2:1 basis at a price of $CAD2.00 per share. On May 18, 2000, these share purchase warrants with options to purchase common shares on a 2:1 basis were exercised.

10. RELATED PARTY TRANSACTIONS

Legal fees of $39,488 (period ended December 31, 1999 - $82,913, year ended June 30, 2000 - $149,842, June 30, 1999 - $35,436, June 30, 1998 - $145,147) were paid by the Company to entities whose directors are also directors of the Company or of one of its subsidiaries. These fees are presented at their exchange amount.

11. LOSS CARRY FORWARD

The Company has non-capital accumulated losses carried forward for income tax purposes amounting to $23,368,031, the benefit of which has not been reflected in the accounts. These tax losses are as set out in the table below:

                                                    Year                 $CAD
   Carried forward losses of Canadian
   Parent Company which must be utilised
   by June 30:
                                                    2002              127,878
                                                    2003              199,320
                                                    2004              371,867
                                                    2005              446,852
                                                    2006              625,758
                                                    2007            1,349,183
                                                    2008              556,241
   Carried forward losses of United
   States subsidiary which must be
   utilised by June 30:
                                                    2013              195,518
                                                    2014            1,760,141
                                                    2015            2,520,731
                                                    2016            2,503,452
    Carried forward losses of Australian
    subsidiaries that may be carried
    forward indefinitely subject to
    certain tests being met.                                       12,711,090
                                                           ------------------
                                                           ------------------
    Total                                                         $23,368,031
                                                           ------------------

12. GEOGRAPHIC SEGMENTS

Six months ended                     Australia         USA          Canada          Eliminations     Consolidated
December 31, 2000                       $CAD          $CAD           $CAD               $CAD             $CAD
-----------------------------------------------------------------------------------------------------------------

Technology revenue                       54,172        156,992             -                 -         211,164

Interest revenue                         10,256        108,435        40,117                 -         158,808

Other revenue                            29,632              -             -                 -          29,632
                                   ------------------------------------------------------------------------------
Total revenue                            94,060        265,427        40,117                 -         399,604
                                   ------------------------------------------------------------------------------

Loss                                 (1,937,658)    (2,444,678)     (558,262)                -      (4,940,599)
                                   ------------------------------------------------------------------------------

Identifiable assets                   2,071,484      5,073,168    26,280,670       (26,244,559)      7,180,763
                                   ------------------------------------------------------------------------------

Capital assets                          548,450      2,148,192             -                 -       2,696,642
                                   ==============================================================================

                                     Australia           USA          Canada      Eliminations     Consolidated
Year ended June 30, 2000                $CAD            $CAD           $CAD           $CAD             $CAD
-----------------------------------------------------------------------------------------------------------------
Technology revenue                      254,149         20,480             -                 -         274,629

Interest revenue                         59,411         83,829         1,249                 -         144,489

Other revenue                            14,252          5,053             -                 -          19,305
                                   ------------------------------------------------------------------------------

Total revenue                           327,812        109,362         1,249                 -         438,423
                                   ------------------------------------------------------------------------------

Loss                                 (3,190,024)    (2,580,049)   (1,191,946)                -      (6,962,019)
                                   ------------------------------------------------------------------------------

Identifiable assets                   2,749,982      6,299,648    23,792,553       (23,714,814)      9,127,369
                                   ------------------------------------------------------------------------------

Capital assets                          569,012      1,964,292             -                         2,533,303
                                   ==============================================================================

The Company operates in one industry segment, that being the research and development of 2D - 3D technologies.

The segments are determined based on the three geographical areas that the entity operates in.

13. INCOME TAXES

The subsidiaries in all geographical regions are governed by the respective local income tax laws with statutory tax rates ranging from 0% to 44%. No current or future tax expenses for operations in all geographical locations were recognized in any periods.

A reconciliation of income taxes computed at the statutory rate to the effective income tax provision of nil is as follows:

                                                               (unaudited)
                                              Six-Months        Six-Months       Year Ended      Year Ended     Year Ended
                                            Ended December    Ended December      June 30,         June 30,       June 30,
                                               31, 2000          31, 1999           2000            1999            1998
                                                 $CAD              $CAD             $CAD            $CAD           $CAD
Prima facie income tax benefit (at rates
  applicable in the country of operation)
  on losses from normal activities            (1,959,000)       (1,239,097)      (2,789,438)    (2,306,784)     (912,254)
Decrease in tax benefit resulting from:
     Future tax asset valuation allowance      1,952,050         1,239,097        2,769,159      2,306,784       912,254
     Non deductible expenses                       6,950                 -           20,279              -             -
                                            ---------------- ----------------- ---------------- -------------- -------------
Income tax benefit                                     -                 -                -              -             -
                                            ================ ================= ================ ============== =============

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company’s future tax assets and liabilities are as follows:

                                                              (unaudited)
                                              Six-Months       Six-Months       Year Ended      Year Ended     Year Ended
                                            Ended December   Ended December      June 30,        June 30,        June 30,
                                               31, 2000         31, 1999           2000            1999            1998
                                                 $CAD             $CAD
Future tax assets:
     Net operating loss carry forwards          8,454,645          5,538,942        7,055,749      4,723,346      3,529,453
                                            ---------------- ---------------- ---------------- -------------- --------------
Total future income tax assets                  8,454,645          5,538,942        7,055,749      4,723,346      3,529,453
Valuation allowance                           (8,454,645)        (5,538,942)      (7,055,749)    (4,723,346)    (3,529,453)
                                            ---------------- ---------------- ---------------- -------------- --------------
Net future income tax assets                            -                  -                -              -              -
                                            ================ ================ ================ ============== ==============
Future tax liabilities                                  -                  -                -              -              -
                                            ================ ================ ================ ============== ==============

The Company has provided a valuation allowance for the full amount of net future income tax assets in light of its history of operating losses since its inception.

14. SUBSEQUENT EVENTS

At the last Annual General Meeting held on April 23, 2001 a resolution was passed by the shareholders amending the exercise price of 700,000 stock options issued on March 24, down from $11.48 to $3.20.

15. PRIOR PERIOD ADJUSTMENT

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

There is no difference between the US GAAP and Canadian GAAP treatment of this adjustment.

The prior period balances presented in these financial statements have been restated.

16. COMPARATIVES

Certain prior year figures have been reclassified to conform with the financial statement presentation of the current year.

17. STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY

                                          Common Shares            Contributed       Cumulative       Deficit            Total
                                                                     Surplus        Translation                      Shareholders'
                                                                                     Adjustment                         Equity
                                     Shares           $CAD             $CAD             $CAD            $CAD             $CAD
                                  -------------- --------------- ----------------- --------------- --------------- ------------------
Balance at June 30, 1998             16,348,696      13,934,992         388,047        (73,186)     (5,830,182)        8,419,671
Issue   of   2,000,000    shares
  through   private   placement,
  net of issuance costs               2,000,000       3,684,327            -               -               -           3,684,327
Issue  of   159,470   shares  on
  exercise of stock options             159,470         200,532            -               -               -             200,532
Issue  of   200,000   shares  on
  exercise of warrants                  200,000         293,771            -               -               -             293,771
Repurchase  of  shares   through
  normal course issuer bid
(share buy-back)                       (741,174)     (1,496,793)           -               -               -          (1,496,793)
Correction   on   repurchase  of
  shares  through  normal course
  issuer bid (note 15)                     -            866,793        (388,047)           -          (478,746)            -
Gain on  translation  of foreign
  controlled entities                      -               -               -           232,946             -             232,946
Net loss after tax                         -               -               -               -        (6,066,209)       (6,066,209)
                                  ============== =============== ================= =============== =============== ==================
Balance at 30 June 1999              17,966,992      17,483,622            -           159,760     (12,375,137)        5,268,245
                                  ============== =============== ================= =============== =============== ==================

Issue of 1,000,000 shares
through private placements, net
of issuance costs                    1,000,000       4,900,067             -               -               -          4,900,067
Issue  of   117,770   shares  on
exercise of stock options              117,770         160,475             -               -               -            160,475
Issue of  2,500,000  on exercise
of warrants                          2,500,000       4,988,167             -               -               -          4,988,167
Loss on translation of foreign
  controlled entities                    -               -                 -          (511,726)            -           (511,726)
Net loss after tax                       -               -                 -               -        (6,962,019)      (6,962,019)
                                  ============== =============== ================= =============== =============== ==================
Balance at June 30, 2000            21,584,762      27,532,331                 -       (351,966)    (19,337,156)      7,843,209
                                  ============== =============== ================= =============== =============== ==================

Issue of 581,230  shares through
  private  placements, net of
  issuance costs                       581,230       2,900,286                 -               -               -      2,900,286
Issue of 350,000 shares on
  exercise of stock options:            40,000          50,000                 -               -               -         50,000
  Cash                                 310,000         402,000                 -               -               -        402,000

  Non-cash
Shares  acquired  by the Company
  and cancelled - Non-cash            (133,500)       (402,000)                 -               -               -      (402,000)
Gain on translation of foreign
  controlled entities                     -               -                 -          77,001               -            77,001
Net loss after tax                        -               -                 -               -     (4,940,599)        (4,940,599)
                                  ============== =============== ================= =============== =============== ==================
                                    22,382,492      30,482,617                 -       (274,965)    (24,277,755)      5,929,897
                                  ============== =============== ================= =============== =============== ==================

Note: The figures for the number of shares have been adjusted for the effect of a one for five reverse stock split which occurred in August 1998.

18. SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("US GAAP")

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

a) Development Costs

Under Canadian GAAP development costs that meet specific criteria related to technical, market and financial feasibility are capitalized. Amortization of development costs will start upon commencement of commercial production. For US GAAP purposes, development costs are expensed in the period incurred. The Canadian GAAP and US GAAP reconciliation includes an adjustment to expense the capitalized development costs in the relevant year those costs were incurred. In the period ended December 31, 2000 nil (year ended June 30, 2000: nil, year ended June 30, 1999: reversal of prior years adjustments $CAD(1,615,945), ) of development costs have been expensed in the reconciliation to net loss under US GAAP, representing expenditure incurred in that year. Refer to note 18 (e) for the effect of the write off.

b) Patent Costs

Under Canadian GAAP patent costs capitalised included both internal and external costs. Under US GAAP only external costs are capitalised. Refer note 18 (e) for the effect of the difference in GAAP.

c) Employee Stock Options

For the purposes of this reconciliation, the Company accounts for stock options granted to employees and directors in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and intends to continue to do so. Stock options granted to non-employees are accounted for in accordance with FAS 123. Under Canadian GAAP, stock options issued to employees, directors and non-employees are only recognized when converted and the exercise price paid is treated as issued capital. Net income has been adjusted for the compensation expense that would be recorded under US GAAP. This difference is disclosed in note 18(e).

A summary of the status of the Company’s stock option plan as of December 31, 2000 and 1999 and June 30, 2000 and 1999 and 1998, and the changes during the years ending on those dates is presented below:

                                Six months ended December        Six months ended December
                                         December                        31, 1999
                                         31, 2000                      (unaudited)

                              Number of       Weighted       Number of        Weighted
                                               Average                        Average
                               Options     Exercise Price     Options      Exercise Price
                                                $CAD                            $CAD
                              ---------------------------------------------------------------
Outstanding - beginning
of year                        2,551,000        5.82          1,100,770         1.60
Granted                          484,000        3.83             48,000         4.55
Exercised                       (350,000)       1.29                  -          -
Forfeited                        (75,000)       7.11                  -          -

Outstanding - end of year      2,610,000        6.02          1,148,770         1.72

Exercisable at end of year     1,594,000        6.64            222,230         3.35

Weighted average fair
value of options granted
during the year                 $1.85                          $3.00

                                                                 Year ended June 30
                                           2000                          1999                         1998
                                Number        Weighted         Number      Weighted         Number       Weighted
                                  of           Average           of         Average           of          Average
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

For the purposes of this reconciliation, below is the pro forma disclosure under US GAAP in accordance with FAS 123. The effects of applying FAS 123 are not likely to be representative of the effects on reported net income in future years. Under FAS 123 the compensation cost of options issued to employees, directors and non-employees is measured at the grant date based on the fair value of the award of options and is recognized over the vesting period. The fair value is determined using an option pricing model that takes into account the stock price at the date of grant, the exercise price, the expected life of the option, the volatility of the underlying stock and the expected dividends on it, and the risk free interest rate over the expected life of the option. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for the six months ended December 31, 2000, and the years ended June 30, 2000 and 1999, respectively: risk free interest rates of 5.4, 6.8 and 6.3 per cent; dividend yield of 0 per cent for all years; expected lives of 5 years and volatility of 100, 100 and 70 per cent.

                                               (unaudited)
                                  Six months    Six months
                                    ended          ended              Year ended June 30
                                 December 31    December 31
                                    2000          1999          2000          1999         1998
                                    $CAD          $CAD          $CAD          $CAD         $CAD
                                --------------------------------------------------------------------
Net loss - as reported          (4,940,599)    (3,081,136)   (6,962,019)   (6,066,209)   (2,256,893)
Net loss - pro forma            (5,623,380)    (3,142,702)   (8,624,819)   (6,405,679)   (2,377,347)
                                --------------------------------------------------------------------
Pro forma earnings per share:
  Basic                              (0.26)         (0.17)        (0.46)        (0.40)        (0.22)

d) Earnings Per Share

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

e) The following tables summarize the effect on Net Loss of the differences between Canadian and US GAAP.

                                                       (unaudited)
                                        Six months      Six months                   Year ended June 30
                                          ended           ended
                                       December 31     December 31
                                           2000            1999           2000            1999              1998
                                           $CAD            $CAD           $CAD            $CAD              $CAD
                                      --------------- --------------- -------------- ---------------- ------------------
Net  loss  after  income  tax  under
Canadian GAAP                           (4,940,599)      (3,081,136)    (6,962,019)    (6,066,209)      (2,256,893)
  Reversal (write-off) development
  costs           18 (a)                         -                 -             -      1,615,945         (756,060)
  Promissory notes             18                -                 -             -              -          103,370
  (e)
  Internal patent costs        18                -                 -             -              -          (39,262)
  (b)
  Stock options expense    18 (c)         (454,505)         (65,126)    (1,621,410)       (11,334)         (77,620)
                                      --------------- --------------- -------------- ---------------- ------------------
                                      --------------- --------------- -------------- ---------------- ------------------
Net loss under US GAAP                  (5,395,104)      (3,146,262)    (8,583,429)    (4,461,598)      (3,026,465)
  Foreign    currency    translation
adjustment                                  77,001         (132,784)      (511,726)       232,946          (36,874)
                                      --------------- --------------- -------------- ---------------- ------------------
                                      --------------- --------------- -------------- ---------------- ------------------
Comprehensive loss                      (5,318,103)      (3,279,046)    (9,095,155)    (4,228,652)      (3,063,339)
                                      --------------- --------------- -------------- ---------------- ------------------
                                      --------------- --------------- -------------- ---------------- ------------------

Basic Earnings and Diluted  Earnings
per share under Canadian GAAP                (0.23)           (0.17)         (0.37)         (0.38)           (0.21)
                                      --------------- --------------- -------------- ---------------- ------------------
                                      --------------- --------------- -------------- ---------------- ------------------
Basic Earnings and Diluted  Earnings
per share under US GAAP                      (0.24)           (0.18)         (0.48)         (0.26)           (0.29)
                                      --------------- --------------- -------------- ---------------- ------------------

The following table summarises the effect on the shareholders’ equity of the differences between Canadian and US GAAP

                                      Six months      (unaudited)
                                    ended December    Six months                   Year ended June 30
                                          31             ended
                                                      December 31
                                         2000            1999            2000            1999             1998
                                         $CAD            $CAD            $CAD            $CAD             $CAD
                                    ------------------------------------------------------------------------------
Shareholders' equity under
  Canadian GAAP                         5,929,897       4,282,507       7,843,209      5,268,245        8,419,671
Development costs
  18 (a)                                    -               -               -              -           (1,615,945)
Internal patent costs                     (39,262)        (39,262)        (39,262)       (39,262)         (39,262)
  18 (b)
                                    ==============================================================================
Shareholders' equity under US GAAP      5,890,635       4,243,245       7,803,947      5,228,983        6,764,464
                                    ------------------------------------------------------------------------------

The following table summarizes the effect on the balance sheet of the differences between Canadian and US GAAP

                                      Six months      (unaudited)
                                    ended December    Six months                   Year ended June 30
                                          31             ended
                                                      December 31
                                         2000            1999            2000            1999             1998
                                         $CAD            $CAD            $CAD            $CAD             $CAD
                                    -----------------------------------------------------------------------------
Total assets under
  Canadian GAAP                       7,180,763       5,748,064       9,127,369      5,705,972        9,202,518
Development costs
  18 (a)                                  -               -               -              -           (1,615,945)
Internal patent cost
  18 (b)                                (39,262)        (39,262)        (39,262)       (39,262)         (39,262)
                                    =============================================================================
Total assets under US GAAP            7,141,501       5,708,802       9,088,107      5,666,710        7,547,311
                                    -----------------------------------------------------------------------------

f) Impact of Recently Issued Accounting Standards

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

Revenue Recognition

In December 1999,the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No.101,“Revenue Recognition in Financial Statements. The SAB provides the SEC’s views in applying US GAAP to selected revenue recognition issues. The Company is required to adopt the provisions of this SAB no later than the fourth quarter of fiscal 2001.The SEC issued additional guidance on this SAB in October 2000.The Company is in the process of evaluating this SAB along with the additional guidance, but Company management does not anticipate an impact of SAB 101 on their financial statements.

g) Building Units Held for Sale

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

h) Prior Period Adjustments

The 1999 reconciliation of the net loss after income tax under Canadian GAAP to US GAAP has been corrected for the omission of the $1,615,945 effect of the reversal of the development costs written-off in note 18(e) above. This represents the cumulative amount previously recognized in 1998 ($756,060) and 1997 ($859,885) as a reduction of the net loss under Canadian GAAP for development costs capitalized, which is not permitted under US GAAP. These amounts were written-off in 1999 under Canadian GAAP but incurred prior to 1999 and had been expensed under US GAAP prior to 1999. In 1999 the company changed its accounting policy to conform to the US policy requiring expensing development costs. The basic and fully diluted earnings per share under US GAAP have been recalculated to reflect this correction.

i) Promissory Notes

Under Canadian GAAP the debt component of the note issue is the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time of its issuance. The difference between the face amount of the loan and the calculated debt component has been recorded as contributed surplus.

Under US GAAP only the warrant component is reflected in shareholders equity. Refer to note 18 (e) for the effect of the change in GAAP.

For the purposes of this reconciliation, the company accounts for debt issued with stock purchase warrants in accordance with APB Opinion No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants.” The interest expense is calculated based on the percentage attached to the convertible debt. Refer to note 18 (e) for the effect of the change in GAAP.