Form 20-F/A
period 2000-12-31
DYNAMIC DIGITAL DEPTH INC
filed 2001-11-16
CIK 1090212

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Mark one)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[   ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

or

[X] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

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

ITEM 17 X           ITEM 18 ____

EXPLANATORY NOTE

        This Amendment No. 1 amends and restates in its entirety the Transition Report of the Registrant on Form 20-F for the transition period from June 30, 2000 to December 31, 2000 filed with the Securities and Exchange Commission on July 16, 2001 (File No. 000-26983). This Amendment is being filed to correct typographical errors in both the Consolidated Statements of Loss and Deficit of the Six Months Ended December 31, 2000 and in the Auditors' Report, to include information in response to Item 11 of Form 20-F, and to reflect comments by the SEC received in connection with its review of the Registrant's Form F-1 filed with the SEC on March 26, 2001.

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
Signatures

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements contained in this Transition Report on Form 20-F that are not historical facts are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from estimated results. Such risks and uncertainties are more fully described in "Item 1. Key Information - Risk Factors." Any forward looking statements speaks only as of the date of this Transition Report.

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

Anaglyph

A method of viewing stereoscopic images using glasses with red and blue lenses to create a black and white 3D image.

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

Freeware

Software that is given to the consumer without charge. Freeware is also distributed via the Internet as software downloaded from websites for which the user is not required to pay a licensee fee.

Geometric 3D

Geometric 3D, like an artist's picture, is a 2D representation of a 3D world. Light, shading, textures and vanishing points are used to create the appearance of depth, but the image remains 2D.

Giant screen

Films created in 65/70mm format that are projected on screens that are considerably larger than those found in retail theaters and cinemas. The format is often referred to by the brand name IMAX®.

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

LCD Shutter Glasses

Viewing glasses with electronically controlled liquid crystal disply (LCD) lenses used to create 3D images. The LCD lenses are electronically switched to "shutter" ON and OFF to obscure the viewers left and right eye as the alternate left and right eye images are displayed on the screen.

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

Set-top box

A cable or satellite decoder box intended for use with a home television. It decodes scrambled video signals to allow cable and satellite operators to control consumer access to certain premium channels.

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

Streaming

A method of transferring computer files (usually video images) between two locations whereby the files are sent in real time. The video image or other multimedia file is played by the user's player software directly from the information delivered via the Internet connection as opposed to storing the multimedia file and playing it back from the user's computer hard drive. With a narrowband connection, the quality of the images are often reduced.

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

Reference should also be made to Note 18 to the Audited Consolidated Financial Statements included herein for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the financial statements.

All monetary references contained in this Item 3 are in Canadian dollars.

Note that historical results are not necessarily indicative of future results.

SELECTED FINANCIAL INFORMATION TABLE

                                        Six Month Period Ended              Twelve Months Ended June 30,

                                             December 31,
                                      ---------------------------  ------------------------------------------------
                                         2000           1999          2000          1999         1998       1997
                                                    (Unaudited)
                                      ------------  -------------  ------------  ------------  ---------  ---------
  CANADIAN GAAP(1)                                          (thousands of Canadian dollars)

  Total Revenue                               399            102           438           199        368        279

  Expenses                                  5,340          3,183         7,400         6,265      2,625      1,878

  Net Loss From Period(2)                  (4,941)        (3,081)       (6,962)       (6,066)    (2,257)    (1,599)

  Basic Earnings and Diluted                (0.23)         (0.17)        (0.37)        (0.38)     (0.21)     (0.19)
  Earnings per share(3)

  Total Assets                              7,181          5,748         9,127         5,706      9,203      2,274

  Total Long Term Debt and Capital             94            140           159            64         88        980
  Lease Obligations

  Shareholders' Equity                      5,930          4,283         7,843         5,268      8,651        851

  Weighted Average Number of Shares        21,917         18,025        18,825        15,846     10,609      8,638
  Outstanding(5)

  US GAAP(6)                                                (thousands of Canadian dollars)

  Total Revenue                               399            102           438           199        368        279

  Expenses                                  5,794          3,248         9,021         4,661      3,394      2,738

  Net Loss From Period(2)                  (5,395)        (3,146)       (8,583)       (4,462)    (3,026)    (2,459)

  Basic Earnings and Diluted                (0.24)         (0.18)        (0.48)        (0.26)     (0.29)     (0.28)
  Earnings per share(4)

  Total Assets                              7,142          5,709         9,088         5,667      7,547      1,414

  Total Long Term Debt and Capital             94            140           159            64         88        980
  Lease Obligations

  Shareholders' Equity                      5,891          4,243         7,804         5,229      6,764       (319)

  Weighted Average Number of Shares        21,917         18,025        18,825        15,846     10,609      8,638
  Outstanding(5)

Notes:

(1)	Refers to Canadian Generally Accepted Accounting Principles.
(2)	After taxes.
(3)	Under Canadian GAAP , diluted earnings per share is determined by dividing the net income adjusted to include the assumed income, net of tax, from investing the proceeds from the exercise of outstanding share options and warrants in 180 day bank bills, by the weighted average number of ordinary shares, both on issue and potentially dilutive options, outstanding during the financial year.
(4)	Under US GAAP, the treasury stock method would be used to compute diluted earnings per share.
(5)	End of period. Excludes stock options and any other outstanding convertible securities.
(6)	Refers to US Generally Accepted Accounting Principles.

Dividend Policy and Record

        We have not paid any cash dividends to date, and have no intention to pay any cash dividends on our common shares in the foreseeable future. The timing, amount and form of dividends, if any, will depend, among other things, on our results of operations, financial condition, cash requirements and other factors deemed relevant by our board of directors.

Exchange Rates

        Financial information in this Transition Report is expressed in Canadian dollars, unless otherwise noted. References to "Cdn$" or "$" are to Canadian dollars. The following tables sets forth, for the period indicated, the high and low exchange rates, the average of the month-end exchange rates and the period-end exchange rate of the Canadian dollar in exchange for United States dollars, based upon the inverse of exchange rates reported by the Federal Reserve Bank of New York at the noon buying rates in New York City for cable transfers payable in Canadian dollars as certified for customs purposes. On September 21, 2001 the noon buying rate was Cdn$1.00 = US$.6367.

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

        Not Applicable.

D.     Risk Factors.

        The following offers a brief overview of some of the risk factors to be considered in relation to the Company's business. Specific risk factors to be considered include, but are not limited to, the following:

Going Concern Qualification to Financial Statements

        Our auditors have raised the issue that we may not be able to continue as a going concern as a result of a lack of profits. We have used substantial amounts of working capital in our operations and have sustained significant operating losses. As of July 16, 2001, we raised approximately $10,000,000 from private placements and exercises of warrants and options. While this capital may allow us to operate in the short term, we may not be able to continue as a going concern thereafter if we do not generate profits or secure additional financing.

We Have A Limited Operating History That Makes An Evaluation Of Our Business Difficult

        We concluded our reorganization and commenced our current business in May 1994. To date, we have been engaged in product research and development and establishing our technology development strategy. Our technologies are beginning to become available for marketing release and licensing. During 2000, we launched our "freeware" version of the OpticBOOM™ Plug-in software application for Apple's QuickTime Movie Player. Our limited operating history makes evaluation of our business and prospects difficult. Companies in an early stage of development frequently encounter heightened risks and unexpected expenses and difficulties. For us, these risks include the following:

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

The Complexity And Expense Of The Large-Scale Deployment of Our Products and Services May Slow Deployment And Delay Market Acceptance

        The large-scale deployment of products and services incorporating our technology by customers is complex, time-consuming and expensive, and therefore each deployment of these products and services requires our expertise to tailor our technology to the customer's particular product offering. This conversion process requires a lengthy and significant commitment of resources by our customers and us. This commitment of resources may slow deployment which could, in turn, delay market acceptance of these products and services.

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

- VisuaLABS Inc. develops image display technologies including glasses-free 3D display technology which competes with our technology. The company has announced that it plans to license its glasses-free technology to a builder of a network of shopping mall based 3D billboards. The company also licenses its technology for electronic projectors, computer workstations, arcade video games, and training simulators. VisuaLabs announced a "Grout-Free" tiling technology that enables seamless tiling of small LCD displays into larger displays. VisuaLabs Inc. is a publicly traded company listed on the Canadian Venture Exchange.

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

Our Lengthy Sales Cycle May Cause Fluctuations In Our Operating Results, Which Could Cause Our Stock Price To Decline

        We believe that the purchase of our products and services involves a significant commitment of capital and other resources by a customer. In many cases, the decision for our customers to use our products and services requires them to change their established business practices and conduct their business in new ways. As a result, we may need to educate our potential customers on the use and benefits of our products and services. In addition, our customers generally must consider a wide range of other issues before committing to purchase and incorporate our technology into their offerings. As a result of these and other factors, including the approval at a number of levels of management within a customer's organization, we expect our sales cycle to average from six to 12 months and may sometimes be significantly longer. Because of the length of our sales cycle, we have a limited ability to forecast the timing and amount of specific sales.

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

The Loss Of Any Of Our Key Personnel Would Harm Our Competitiveness

        We believe that our success will depend on the continued employment of our senior management team and key technical personnel. If one or more members of our senior management team or key technical personnel were unable or unwilling to continue in their present positions, these individuals would be very difficult to replace and our ability to manage day-to-day operations, develop and deliver new technologies, attract and retain customers, attract and retain other employees and generate revenues, would be seriously harmed. We do not maintain "key-man" life insurance for any of our management.

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

        The likelihood of such regulation being enacted will increase as the Internet becomes more pervasive and extends to more people's daily lives. Any such legislation or regulation could dampen the growth of the Internet and decrease its acceptance as a communications and commercial medium. If such a reduction in growth occurs, demand for our products and services will decline significantly.

We Are At Risk Of Securities Class Action Litigation Due To Our Expected Stock Price Volatility

        In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. This risk is especially acute for us because technology companies have experienced greater than average stock price volatility in recent years and, as a result, have been subject to, on average, a greater number of securities class action claims than companies in other industries. Due to the potential volatility of our stock price, we may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources.

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

Our Assets And Liabilities Are Subject To Currency Fluctuations

        We currently bill only in United States and Australian dollars with our revenues and expenses, and our assets and liabilities recorded in our subsidiary company's functional currency which is translated to Canadian dollars for reporting purposes. Exchange rates for these currencies often fluctuate in relation to the Canadian dollar and such fluctuations may effect our assets and liabilities when they are translated to Canadian dollars. We do not currently engage in any hedging transactions in international currencies.

There Can Be No Assurance That Our International Patent Applications Will Be Granted Or, If Granted, Will Survive Legal Challenges To Their Validity

        During the preparation of patent applications, international preliminary examiners' reports have identified international patents that may conflict with our patent applications. For each potential conflict, we have provided a response indicating the areas in which our applications are unique and innovative and therefore avoid conflict with the third party patents. We believe that the responses will be adequate to distinguish our applications from third party patents; however, there can be no assurance that any patents will be issued pursuant to these applications or that, if granted, such patents would survive a legal challenge to their validity or provide significant protection for us.

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

Stage of Development

        Our activities have been focused on developing the technological feasibility of displaying and transmitting still and moving images in stereoscopic 3D. To date, we have generated limited revenues from the commercial sale of our hardware and software products. In 2000, we launched the "freeware" version of our Optic BOOM(TM)Plug-in for Apple, Inc.'s QuickTime Movie Player, enabling 3D movie files to be viewed via the Internet, CD or DVD. We anticipate launching a second generation Optic BOOM(TM)Plug-in in late October, 2001. However, our current focus is on the development of glasses-free video and computer monitors which are anticipated to be available for public space markets such as trade shows and high traffic areas principally for advertising markets later in 2001. These monitors, due to their high cost, are not expected to be available for the consumer market for several years.

The Markets

        Our focus is now the commercialization of our technologies within the worldwide entertainment and multimedia industries. In developing our products and services we have targeted the Personal Computer, Internet, broadcast television, feature films, computer animation, video game and professional audio/visual markets. Within these markets, we will provide applications to create 2D compatible 3D images for distribution via the Internet, broadcast programming, DVD, as well as 3D theatrical movies and interactive video games.

Software

        Our OpticBoom™ Plug-In software application, developed for use in web browsers and computer media players, decodes the embedded 2D data and creates a 3D version of the image. This year we launched a "freeware" version of our OpticBoom™ Plug-In for Apple, Inc.'s QuickTime Movie Player, enabling 3D movie files to be viewed via the Internet, CD or DVD. Our OpticBoom™ Photo software application is capable of converting PC photographic image files from 2D to 3D. The images created may be viewed in 3D without glasses though a lenticular lens laminated to the photograph or viewed through red/blue or LCD shutter glasses. Our OpticBoom™ Studio Pro software application is our professional media conversion and transmission application intended for use in the Internet, film, DVD, video and broadcast media markets.

Hardware

        Our principle activity and main focus does not include the manufacture of hardware. Rather, we intend to license our software technology to manufactures of cable set-top boxes, PC peripherals, DVD players, and digital cameras and camcorders.

        We have engineered digital video processing hardware. The video processor provides a series of features including the control of 3D projection and display systems, real time conversion of standard video and DVD material to 3D, and image enhancement allowing PC monitors to display video and television images at higher definition resolution than conventional television sets. Our video hardware has been used in medical imaging products allowing medical personel to view surgical procedures as they are performed.

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

Conversion Services

        We also provide a 2D to 3D conversion service, allowing us to selectively offer 3D capabilities to professional markets, such as film and television, and by customers for use in advertising campaigns.

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

Hardware Partners

        Our hardware partners include:

•	Motorola, Inc. Broadband Communications Sector. Pursuant to stock purchase and joint development agreements dated June 17, 1999, we entered into a strategic partnership with Motorola's Broadband Communications Sector (then General Instrument Corporation). Motorola is a provider of integrated and interactive broadband access solutions. Motorola has publicly announced its desire, together with its business partners, to be at the forefront of the widely-reported convergence of the Internet, telecommunications and video entertainment industries. The joint development agreement is intended to implement our 2D compatible 3D digital broadcasting technologies on Motorola's range of consumer television advanced set- top boxes and broadcast head-end encoder systems. In December 1999, we teamed with Motorola at the Western Cable Show to demonstrate advanced set-top boxes integrated with our OpticBOOM™ transmission technology.

•	4D-Vision GMBH. In September 2000, we entered into a memorandum of understanding with 4D-Vision to form a joint venture to develop glasses-free, multi- viewer, flat-panel displays. These displays will allow several users, sitting at different angles from the display, to view OpticBOOM™ encoded 3D content without the need for anaglyph or shutter glasses.

Software Partners

        Our software partners include the following:

•	Apple, Inc. We are in the developer program for Apple QuickTime, pursuant to which we paid a nominal license fee in return for the opportunity to develop a plug-in application for Apple QuickTime Movie Player. In fiscal 2000 we launched our OpticBOOM™ Plug-in for Apple QuickTime, enabling 3D movie files to be viewed via the Internet. In October 2000, our OpticBOOM™ 3D technology was licensed by Apple for their QuickTime 5, Apple's latest software for creating, streaming and playing high-quality audio and video over the Internet. The OpticBOOM™ Plug-in is QuickTime's first and only stereo 3D plug-in. It is available through the new component download feature in QuickTime 5, which automatically recognizes our encoded 3D content and then offers the user the option to download and install the OpticBOOM™ plug-in for free.

Content Partners

        Our content providers include:

•	Dimension Technologies, Inc. In July 2000, we entered into a memorandum of understanding with Dimension Technologies to form a joint venture to develop glasses-free displays. These displays will allow a single user, sitting directly in front of the display, to view OpticBOOM™ encoded 3D content without the need for anaglyph or shutter glasses.

•	Real Networks, Inc. In August 1999, we were admitted into the RealPartner development program sponsored by Real Networks. In connection with this program, we are developing an OpticBOOM™ Plug-in application for Real Network's RealPlayer G2 which would permit the transmission and viewing of 2D compatible 3D streaming video over the RealPlayer G2. We are in discussions with Real Networks regarding potential opportunities for a strategic partnership, although as of the date of this transition report no such agreement has been reached.

•	Microsoft Corporation. In fiscal 2000, we entered into developer agreements with Microsoft and Windows Media Player pursuant to which we will develop an OpticBOOM™ Plug-in for Windows Media Player.

•	nWave Pictures, n.v. nWave is a producer of giant screen 3D movies. In July 2000, we entered into a memorandum of understanding with nWave whereby nWave content would be formatted for distribution to end users in an OpticBOOM™ format by way of CD, DVD or Internet download. In fiscal 2000, we converted two of nWave's 3D movies, "Encounter in the Third Dimension" and "Alien Adventure," into a format that can be downloaded over the Internet.

•	Sky High Entertainment Inc. Sky High Entertainment is a producer of giant screen 3D movies. In June 2000, we entered into a memorandum of understanding with Sky High Entertainment whereby Sky High Entertainment content would be formatted for distribution to end users in an OpticBOOM(TM)format by way of CD, DVD or Internet download.

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

        Our patent applications cover the following areas:

  We have filed a number of patents and improvement applications regarding our Dynamic Depth Cueing compression, transmission and decoding techniques.  This process enables assimilation of depth information from a 2D image and delivery of a 2D compatible 3D image to the viewer using either analog or digital delivery mechanisms (Internet, DVD, cable, satellite and terrestrial broadcast) techniques for assimilating depth information from existing 2D images.  Our Dynamic Depth Cueing compression, transmission and decoding techniques generate a 3D image at the viewpoint while maintaining 2D compatibility.
  Regarding video processor hardware, we have developed a flexible hardware platform that enables a number of different requirements to be satisfied through a re-programmable Field Programmable Gate Array (FPGA) based circuit board.  FPGA based circuit boards are downloaded to the microprocessor upon powering up the unit, thus offering the speed of a hardware application with the flexibility of a software application.  we have filed patent applications covering our Image Processing Method & Apparatus, which involves the real time conversion of standard 2D video signal to 3D based upon the movement characteristics in the scene.  We have also filed a patent application covering our Image Enhancement System, which increases the resolution of a standard video signal by line doubling and quadrupling the signal, allowing it to be displayed in 3D or in 2D at higher resolutions than it was originated in.
  We have developed a glasses-free 3D Projection Display that incorporates a number of discrete patent applications.  The patents relate to the display system itself, the unique infrared head tracking system and the use of the display system in single and multi-viewer applications.
  We have developed high quality viewing glasses that allow television viewers to view imaged in 3D withour the flicker associated with the present generation of shuttered 3D viewing glasses.  Our patented approach uses the sequencing of color to which the human eye is far less susceptible instead of the switching of light method used by liquid crystal display shutter glasses.  The sequencing of color results in a very low flicker solution when used in conjunction with existing television display screens.

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

PC/Internet

         The Internet is a uniquely international visual medium where content is delivered to users around the globe without the restrictions of country borders or regional languages. Commercial and consumer Internet sites offer both photographic and movie images for visitors to browse and download. We believe that with significant competition to attract and maintain visitors to high profile Internet sites, the opportunity to allow visitors to view pictures and movies in 3D or 2D from a single download or video stream file is highly attractive to content-driven Internet sites.

         We are in the process of delivering a series of tools designed to be used on standard Intel and Apple PCs to provide clear 3D images on conventional PC display screens. These include the OpticBOOM™ Photo software application used to convert 2D images and movies to 3D and the OpticBOOM™ Plug-in that allows the user to view an encoded 2D image in 3D. Applying our process to a typical picture or movie file increases the file size by approximately 1% above the original 2D picture or movie file size. This allows the encoded image file to be distributed via present day Internet connection speeds and bandwidths.

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

         We are developing the following products intended for use in the Internet/PC market:

OpticBOOM(TM)Plug-in for the Internet/PC Market

        OpticBOOM™ Plug-in is a software application capable of decoding the data embedded in a 2D image and generating a 3D version of the image dynamically at the viewpoint. The OpticBOOM™ Plug-in is primarily a software-based application in Internet/Desktop PC applications, however it may also be implemented as a hardware application.

        We have developed OpticBOOM™ Plug-in software for use with Internet Explorer and Netscape Navigator Web browsers for viewing still photographic images. We have also developed plug-in software for computer media players that enable the user to view and listen to multimedia files on a personal computer. In 2000, we released two plug-ins for Apple’s QuickTime Movie Player. Version 1.0 was released in June 2000 for PC and Mac operating systems. It supported downloadable narrowband media and required red/blue 3D glasses. Version 1.1 was released in November 2000 and supported electronic 3D glasses and QuickTime streaming video. We anticipate further enhancements to the QuickTime plug-in during fiscal 2001, including additional 3D formats such as compressed stereo 3D media and Dynamic Depth Cueing.

        We are currently working with RealNetworks to deliver a plug-in software module for the RealPlayer G2. A streaming video prepared in our proprietary 2D compatible 3D format would be downloaded from an internet web site. Visitors to the site who wish to view the video movie in 3D may download a free copy of the OpticBOOM™ Plug-in compatible with their media player and install it on their PC. The “Freeware” OpticBOOM™ Plug-in provides limited functions at zero cost to the consumer. We hope this will lower the barriers to entry for those users wishing to experience 3D on their PC screens. This is intended to increase our profile within the 3D market and help gain market share and acceptance of our 3D-image-authoring tools. Producing plug-in software modules compatible with the most popular media players also allows us to reach a sizeable audience of pre-existing users.

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

OpticBOOM(TM)Photo for the Internet/PC market

        OpticBOOM™ Photo will be a PC-based software application capable of converting PC photographic image files from 2D to 3D and generate physical 3D photographs that may be viewed in 3D without glasses through a lenticular lens laminated to the photograph or viewed through red/blue or LCD shutter glasses. OpticBOOM™ Photo will enable consumer users to enhance digitized 2D photographs created using scanning or digital camera technology. Upon introduction, OpticBOOM™ Photo will provide a number of sophisticated tools in an easy to use interface that make the process of converting and editing a 3D image relatively simple. We expect that OpticBOOM™ Photo will include red/blue 3D glasses as well as full color LCD shutter glasses to be used with PC monitors.

        The multiview 3D generation of OpticBOOM™ Photo will allow it to create up to 30 discrete views of a single image by using the depth cue to create up to seven degrees of visual perspective to a 2D image. Multiview 3D is intended to open up the consumer photographic market, allowing glasses-free 3D photographs to be created. We are in discussions with major international supplier of photographic film and photo refinishing equipment and services regarding the integration of OpticBOOM™ Photo into the consumer photo processing market.

        OpticBOOM™ Photo has been developed in the Java computer programming language, allowing it to be deployed on a number of target computer operating systems including Microsoft Windows, Apple Macintosh and UNIX. It has been extensively tested by independent software testers and is now in a pre-release beta status.

        OpticBOOM™ Photo is intended to be a low cost software package that is comparable to Adobe’s PhotoDeluxe product in terms of pricing and distribution. We hope to have third parties distribute and support the product and envisage licensing the global distribution of the software to specialist graphics software publishers. We have initiated discussions with Adobe and MGI Software, Inc. concerning the retail and OEM distribution of OpticBOOM™ Photo. Through the relationship with a major international supplier of photographic film and photo refinishing equipment and services, we are also seeking to generate revenues from consumers who submit images created by OpticBOOM™ Photo for printing as 3D photographs.

        We also expect OpticBOOM™ Photo to be sold through the Internet. The user would download an encrypted version of the software product. After payment by credit card is made, the user would receive a license to install and use the software on their PC. We would likely contract with a third party to handle the mechanics of selling our product on the Internet.

        We have also planned for a limited feature version of OpticBOOM™ Photo intended for distribution with digital imaging products, such as flat bed scanners and digital cameras. This provides the opportunity for us to gain a sizable distribution base through bundling our product with popular scanner and camera systems as a “freeware” component of another manufacturer’s product. This method of distribution is intended to create further awareness of our product with the possibility that the consumer will upgrade their “freeware” version to a fully functional, chargeable version of the product.

        Based upon current resource and development planning, “freeware” versions together with chargeable versions of OpticBOOM™ Photo are scheduled for availability in the fourth quarter of calendar year 2001. Introduction of OpticBOOM™ Photo is dependent upon the conclusion of discussions with the international supplier of photographic film, photo refinishing equipment and services mentioned above and the conclusion of one or more distribution agreements with a suitable software publisher.

OpticBOOM(TM)Studio Pro for the Internet/PC market

        OpticBOOM™ Studio Pro is our professional media conversion and transmission application intended for use in Internet, film, DVD, video and broadcast media applications. OpticBOOM™ Studio prepares 2D compatible 3D media for transmission through encoding the media’s data in a variety of Internet video formats supported by our OpticBOOM™ Plug-in. OpticBOOM™ Studio Pro includes advanced scene identification and tracking techniques. This allows the components of a scene and their depth to be determined with minimal human intervention. In order to support these features, OpticBOOM™ Studio Pro is founded on powerful workstation hardware technology coupled with high capacity digital video storage devices.

        OpticBOOM™ Studio Pro is packaged as a turn-key combination of:

•	OpticBOOM(TM)Studio Pro software;

•	A video processor for real-time, on-screen editing of 3D image

•	A powerful Intel Xeon or Itanium workstation capable of processing large volumes of digitized film and video material

•	A high capacity Pluto Technologies video storage device compatible with storing the unaltered 2D images and the corresponding depth cue data.

        OpticBOOM(TM)Studio Pro licenses are expected to be relatively high cost, largely due to the sophisticated underlying processor hardware and video storage devices. In all cases, we expect to license OpticBOOM(TM)Studio Pro to Internet video content providers, post-production companies, film studios, cable broadcasters, television programmers and film library owners. We expect to charge an annual license fee associated with the license, and a royalty fee based upon the media created using the product.

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

        OpticBOOM™ Studio Pro is currently a Java application and was demonstrated in alpha release format at the Intel booth at the SIGGRAPH ‘99 computer graphics convention in Los Angeles in August 1999. Based upon current resource and development planning, our current development schedule for OpticBOOM™ Studio Pro calls for a release of versions of the product between the fourth quarter of calendar year 2001 and the first quarter of 2002.

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

        Currently, the delivery infrastructure used to bring television programming to the household is being upgraded from the existing analog technology to digital. This allows a number of additional services to be provided to the consumer through their terrestrial, cable or satellite television channels. These services include movies on demand, interactive software such as games and shopping, as well as electronic mail and simplified access to the Internet.

        A new generation of digital set-top boxes is the focal point of this new consumer market. A large number of leading PC hardware and software technology providers have developed these set-top boxes, with powerful processor chips, graphics technology, memory, high speed modems and easy to use operating environments. The companies involved in delivering such technology include, among others, Intel, Broadcom, Motorola, 3Dfx, @Home, Microsoft and Sony. Their principal customers are the consumer set-top box manufacturers including Scientific Atlanta, WebTV and Motorola. We are actively targeting these companies as potential strategic partners and/or licensees, and currently have such an agreement with Motorola.

        Our OpticBOOM™ Plug-in is designed for set-top box applications either as a downloadable software module or as a hardware chip embedded in the set-top box circuitry. Adding OpticBOOM™ Plug-in technology to the set-top box enables the decoding and display of 2D compatible 3D images on standard television sets. The unique nature of our 2D compatible 3D transmission process avoids the need for two separate channels to deliver 3D content. The content delivered is capable of being viewed in 3D or in 2D. The set-top box decodes the proprietary depth cue data and applies it to the 2D image to create the 3D version as it is received in the home. This allows standard television sets to display 3D images through the use of glasses worn by the viewer.

        We have also focused on allowing 2D television content to be transmitted and viewed in 3D. We believe this is vital to the success of 3D broadcasting. It allows programming produced using conventional techniques to be converted to 3D, and prepared for broadcast in a format that can be viewed in 2D or 3D. The OpticBOOM™ Studio Pro software allows the TV program to be digitally processed to create depth cue information for each frame of the broadcast. The content producer may then edit the depth cue to ensure the optimal 3D view is created. The depth data is then highly compressed and inserted back into the analog or digital broadcast signal along with the original, unaltered 2D picture.

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

        In this manner, a digital broadcast signal prepared in our proprietary 2D compatible 3D format may be delivered to the home. Television viewers who wish to view the program in 3D may download the OpticBOOM™ Plug-in and it is automatically activated in their set-top box. Images can be viewed in 3D on television screens using low cost red and blue glasses or consumer-priced liquid crystal display shutter glasses.

        Based upon current resource and development planning, the delivery of the first phase of the OpticBOOM™ Plug-in for the Motorola set-top box is intended to be complete by December 2002.

OpticBOOM(TM)Studio Pro for the Broadcast Television Market

        OpticBOOM™ Studio prepares the 2D compatible 3D media for transmission through encoding the depth cue data in a variety analogue or digital broadcast signal formats supported by our OpticBOOM™ Plug-in set-top box decoders.

        OpticBOOM Studio Pro for broadcast use is founded on the same software techniques and hardware platform as previously described for Internet/PC use. We expect to license OpticBOOM™ Studio Pro to principal organizations including post-production companies, film studios, cable broadcasters, television programmers and film library owners. We will charge an annual license fee and a royalty fee based upon the media created using the product.

DVD Video

        A significant market determining the profitability of a feature film is the consumer video/DVD market. DVD is expected to supersede videocassette in popularity over the coming years. Sales in this market represent a considerable opportunity to us for converting and distributing both new and existing films in the 2D compatible 3D format.

        Through the intergration of our OpticBOOM™ technologies, DVD players can be used to display both 2D and 3D images played from a single DVD disc. The OpticBOOM™ Plug-in is designed to decode 2D compatible 3D images either as a hardware chip or as a DVD player accessory. The unique nature of our 2D compatible 3D DVD distribution format allows DVDs to be produced that can be viewed in both 2D and 3D. This removes the need for limited and specialized 3D media that is only capable of being viewed in 3D.

        Unlocking existing 2D film and video content allowing it to be distributed on DVD and viewed in 3D is vital to the success of 3D DVD. Films produced using conventional 2D techniques can be converted to 3D, and prepared for distribution in a proprietary 2D compatible 3D format. Furthermore, existing film libraries can be converted to 3D for re-release on DVD as well.

        We are developing the following products for the DVD video market:

OpticBOOM(TM)Plug-in for the DVD Video Market

        We have developed a plug-in software module for use with Apple’s Quicktime Movie Player and are currently working with RealNetworks to deliver a plug-in software module for the RealPlayer G2. In this manner, a DVD disc may be recorded in Apple QuickTime format and supplied to the end user in our proprietary 2D compatible 3D format. PC users who wish to play the DVD in 3D may activate the OpticBOOM™ Plug-in for QuickTime on their PC. A second approach, that we have not yet initiated, is to make OpticBOOM™ Plug-in compatible with the MPEG2 video format, the format in which consumer DVDs are produced. The digital MPEG2 signal stored on the DVD is similar to the digital broadcast signal used in television set-top boxes. No schedule has yet been set to deliver a DVD MPEG2 OpticBOOM™ Plug-in. Images can be viewed in 3D on television screens using low cost red and blue glasses or consumer-priced liquid crystal display shutter glasses.

OpticBOOM™ Studio Pro for the DVD Video market

        OpticBOOM™ Studio prepares the 2D compatible 3D media for transmission through encoding the depth cue data to the Internet movie formats supported by our OpticBOOM™ Plug-in PC media player decoders. OpticBOOM™ Studio Pro for DVD use is founded on the same software techniques and hardware platform as previously described for Internet/PC and broadcast use. We expect to license OpticBOOM™ Studio Pro to principal organizations including post-production companies, film studios, and film library owners. We will charge an annual license fee and a royalty fee based upon the media created using OpticBOOM™ Studio Pro.

Movie Films

        We are active in the conversion of film and video media from 2D to 3D. The initial markets for this conversion service are giant screen “IMAX®” theaters, digital and electronic cinema and special events, advertising and promotion. We presently provide 2D to 3D conversion services in the following movie film markets:

Giant Screen "IMAX(R)" Films

        The giant screen market is mainly occupied by IMAX® Corporation, Showscan Entertainment and iWERKS. The production techniques and equipment required to produce a 3D giant screen film are substantially different from those of a comparable 2D film. Special cameras with dual lenses are required. Due to the weight of the extra film drums and the additional camera hardware, 3D cameras are large and bulky, making certain conventional shots impossible to film, and reducing the number of takes possible during a day on location. This makes the process of producing a 3D giant screen film expensive, with production budgets almost double that of a conventional 2D film. For these reasons, few 3D films are made.

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

        We completed several conversion projects for IMAGICA USA, a giant screen post-production company, including conversion projects for the film “Sigfried & Roy” and test conversions for the film “Ocean of Light”. We have converted test sequences from the Showscan Entertainment ridefilms “Cosmic Pinball” and “Street Luge” and the trailer of the IMAX® blockbuster film “Everest”.

        We are actively targeting companies as potential strategic partners and/or licensees of OpticBOOM™ Studio Pro in the giant screen film market.

35mm Theatrical Films and Professional Video

        The OpticBOOM™ Studio Pro toolkit has also been used to convert 35mm film and professional video media with equal success. We have a relationship with IMAGICA Corporation of Japan (the parent company of IMAGICA USA) to provide conversion services for 35mm film and professional video media. We have undertaken test conversion work for IMAGICA Corporation of Japan as a prelude to anticipated commercial conversion contracts. We have also converted “Natures Symphony” a VHS video production designed for sale with Ilixco Inc.‘s LCD shutter glasses in North America.

Digital & Electronic Cinema

        This is an emerging market intended to provide a successor to 35mm celluloid projection and distribution systems in the theatrical film market. Companies including Texas Instruments, Hughes- JVC and Cinecomm are focused on introducing advanced alternatives to present 35mm film projection and theatrical film distribution. In June 1999, “Star Wars Episode 1 – The Phantom Menace” was screened in Los Angeles and New York using Hughes-JVC electronic projectors.

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

        OpticBOOM™ Studio Pro can be used in the special event market to convert 2D video material to 3D. The resulting 3D film is then either mastered onto DVD disc using the 2D compatible 3D format or is recorded onto video cassette tape or a video storage device for subsequent playback.

        We expect to license OpticBOOM™ Studio Pro to principal organizations including post-production companies and film studios and film library owners. We will charge an annual license fee, and a royalty fee based upon the media created using OpticBOOM™ Studio Pro. We are presently in negotiations with IMAGICA USA relating to the licensing of OpticBOOM™ Studio Pro to IMAGICA USA for use in the large format film industry. The negotiations are based on a licensing and royalty model. We anticipate delivering an alpha release of OpticBOOM™ Studio Pro suitable for use in the large format film market in the last quarter of 2001.

Computer Animation

        A growing number of productions, from IMAX® movies to theatrical films and television programs are now being originated entirely from computer graphics with no live action or filmed components. Examples include Pixar’s “Toy Story”, Dreamworks’ “Antz” and Disney’s “A Bug’s Life”. IMAX® recently concluded an agreement with Mainframe Entertainment Inc. to bring computer animated 2D productions to the IMAX® screen. Computer animated productions are built from detailed models of the characters and scenery that appears on-screen. Sophisticated animation tools create wire frame representations of the characters and objects onto which highly detailed graphic texture maps are rendered. This method creates increasingly realistic scenes to the point where the difference between footage shot with a film camera and footage created in the memory of a computer is difficult for the viewer to discern. To create 3D animation, present day techniques require the graphic artist to recreate a second “stereo” 3D frame by re-rendering each scene from the computer a second time. This more than doubles the time taken to create the 3D production compared with the original 2D version.

        OpticBOOM™ Studio Pro is capable of converting computer animated content to 3D and providing it in formats suitable for physical output to 35mm and 70mm film as well as the proprietary 2D compatible 3D formats for broadcast, Internet and DVD distribution. It is capable of creating highly accurate 3D depth cue data directly from animation source files, with minimal operator involvement. Once the data is created, the second stereo 3D frame of animation can be generated much more efficiently. By combining the depth cue with the existing 2D image, the graphic artist may refine the 3D effect of each scene without the need to render two frames. This significantly reduces the time taken to create the stereo 3D version.

        In a back-to-back comparison of the process, a conventional render of a 3D computer animated scene took almost 20 hours to complete whereas the OpticBOOM™ Studio Pro toolkit required 2.5 hours to produce the same results. Due to the increase in efficiency of creating 3D computer animation with OpticBOOM™ Studio Pro, we have identified this as a productive method to market our technologies. The converted 3D productions will be supplied for film, broadcast and Internet use delivered via our proprietary 3D transmission technologies.

        We have already created an OpticBOOM Studio Pro automated depth extraction software module compatible with the Lightwave computer animation software package. We have recently undertaken animated 3D conversion projects on behalf of Showscan Entertainment, Hasbro Interactive and Intel Corporation. We were paid US$10,000 to complete a 20 second test clip of a Showscan theme park ride film. We converted computer animated material supplied by Blur and Threshold Entertainment on behalf of Intel for inclusion in a 3D theater presentation at the SIGGRAPH ‘99 tradeshow held in Los Angeles in August 1999. Intel provided computer hardware technology to us in consideration for the work undertaken to deliver the SIGGRAPH ‘99 presentation.

        OpticBOOM Studio Pro for computer animation use is founded on the same software techniques and hardware platform as previously described for Internet/PC, broadcast and DVD use. We expect to license OpticBOOM™ Studio Pro to principal organizations including post-production companies, animation companies, film studios and film library owners. We will charge an annual license fee and a royalty fee based upon the media created using OpticBOOM™ Studio Pro.

Video Games

        Since the mid 1990‘s, the visual quality of computer graphics available on the consumer PC and games console platforms has increased dramatically as graphics processor capabilities have doubled annually. There has been substantial growth in the market for high quality interactive computer games. The DVD-ROM has emerged as the alternative to distributing games on CD-ROM. The DVD stores enough video and audio material to play back a feature length movie. This is significant since blockbuster Hollywood films are often licensed as video games where the game play takes place in scenes from the film.

        The latest generation of consumer PCs from Compaq, Gateway, Hewlett Packard and others are equipped with DVD-ROM drives that can read data from both CD-ROM and DVD-ROM discs. Peripheral suppliers such as Creative Labs are already delivering low priced DVD-ROM drives as add-ons to existing PCs.

        OpticBOOM™ Studio Pro allows video from blockbuster films to be digitally processed, and to create depth cue information for each frame of the background scenery. A video game developer may then edit the depth cue to ensure that the optimal depth cue is created. The depth data is then highly compressed and inserted back into the DVD video signal along with the original, unaltered 2D version of the background scenery.

        This solution offers a scaleable benefit to the games software publishers. The games application reads the depth cue data from the DVD providing the game with knowledge about the passive background scenery. The games application may generate correctly scaled and positioned characters and objects with which the player is interacting and insert them into a 2D live action background. The same depth data can optionally be used to generate a 3D version of the game.

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

        We are developing the following products intended for use in the video games market:

OpticBOOM(TM)Plug-in for the Video Game Market

        The features of OpticBOOM™ Plug-in for use with the Internet and the DVD markets may be applied to the computer games market. The software module that undertakes decoding of the depth data and the generation of the 3D image may be activated from within the computer game software application. Any games publisher who creates a game based on this format would ship a version of our OpticBOOM™ Plug-in as part of the game itself.

        Images can be viewed in 3D on television screens using low cost red and blue glasses or consumer-priced liquid crystal display shutter glasses.

OpticBOOM(TM)Studio Pro for the Video Game Market

        OpticBOOM(TM)Studio prepares the 2D compatible 3D media for transmission through encoding the depth cue data to the video formats supported by our OpticBOOM(TM)Plug-in PC media player decoders.

        OpticBOOM Studio Pro for video game use is founded on the same software techniques and hardware platform as previously described for DVD and Internet/PC use.

        We expect to license OpticBOOM™ Studio Pro to principal organizations including post-production companies, film studios, and film library owners. We will charge an annual license fee, and a royalty fee based upon the media created using OpticBOOM™ Studio Pro.

Professional Audio/Visual

        We are developing a range of hardware products that are primarily aimed at the professional audio/visual market. The table below lists the hardware products together with the intended target markets and licensees. The functions and stages of introduction for each of these products together with discussions with prospective licensees and users are discussed within the context of the market in the following sections. It is anticipated that the product release dates detailed in the following sections may change over time as features and enhancements requested by licensees and made available under license from third parties are incorporated into the product specifications.

Product	Target Market	Target Licensees	Revenue
Depth Cue	OpticBOOM Studio Set-top Boxes DVD Players	OpticBOOM Studio Pro Licensees DVD Player Manufacturers Set-top Box Manufacturers	Unit Sales Manufacture
3D Demultiplexer	Professional A/V 3D Projection/Display	Professional A/V Users 3D theater installations	Unit Sales Manufacture Royalties
Real Time	PC Users Consumer A/V	Consumers PC Peripheral Manufacturers Consumer Electronic Manufacturers	Manufacture
Line Doubler	PC Video Players PC Television Home Theater Set-top Boxes	PC Peripheral Manufacturers PC Manufacturers Consumer Electronic Manufacturers Set-top Box Manufacturers	Manufacture

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

        This hardware based depth cue decoder may be embedded in chip sets of digital and analog set- top boxes, set-top box accessories, DVD players, DVD player accessories and PC MPEG cards. Accessories for the current users of set-top boxes and DVD players may be manufactured, ensuring consumers do not have to replace existing technologies to obtain the benefits of 2D compatible 3D DVD movies and television broadcasts.

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

3D Demultiplexer for 3D Projection systems

        3D projection systems provide a separate video feed of a left image and right image to each projector in order to create stereo 3D. Under normal circumstances this requires two accurately synchronized video cassette players or DVD players.

        In order for a single media player to be used, alternate left and right eye images of each successive frame must be recorded onto the videocassette or DVD in “field sequential” format. The video processor simply uses the synchronization signal found between each field on the videotape or DVD to “demultiplex” or redirect the successive fields to two output channels. The output channels can be in Composite Video PAL or NTSC formats, S-Video or Red Green Blue (RGB). One projector is then connected to each output channel to create a 3D projection system. This technique enables us to provide a cost-effective solution in the special events, promotions and advertising market as well as to specialist 3D theaters.

        We completed a prototype in the third quarter of 1998, able to accept input signals from media players in Composite Video PAL or NTSC formats, S-Video or RGB. We have already sold a limited number of video processors to organizations in the 3D video projection system market who are seeking competitively priced 3D signal de-multiplexers. The more popular S-VHS version has a retail price of US$2,500. The prototype was approved for use in North America after receiving FCC and UL authorization.

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

        Many PC monitors are capable of displaying images of 800 x 600 lines of resolution, considerably higher than that of a television set. Traditionally, PAL and NTSC video signals are designed for television display screens. This results in a videocassette tape producing images that are between 200 and 250 lines in resolution. As the tape is played, the first field builds up the odd lines of an image, and the second field builds up the even lines of the image on the TV screen. The viewer then sees an image comprising between 400 and 500 lines of resolution. Consequently, when videocassette tapes or DVDs are played on a PC monitor, the image quality is that of a television set and therefore well below the display capability of the PC monitor.

        We have created a video processor capable of “line doubling” an incoming video signal and displaying it on a PC monitor at a higher resolution and with greater clarity. The video processor creates additional lines in the output signal based upon the comparison of input line pairs to double the output resolution. This digitally synthesizes the image to a higher resolution, approaching that of high definition television (HDTV). We intend to license the line doubler hardware to broadcast set-top box, PC monitor manufacturers and suppliers of electronic and digital projection systems.

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

Sales and Marketing

        We utilize a number of methods to promote our products and services within our chosen target markets. These methods assist us in attaining the appropriate profile both as a market leading 3D technology provider and also as a public company listed on the CDNX.

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

Our Web Site (http://www.DDD.com)

          In early 1999, we undertook a project to revise the corporate web site; however, the information found on the website is not part of this prospectus. The objectives of the web site are:

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

        We presently receive approximately 54,000 "hits" or user visits per month. This generates an average of 1,300 inquires per month for information on us and our products. The OpticBOOM™ plug-in has been downloaded approximately 25,000 times since the plug-in was launched in October 2000.

Public Relations

        Our public relations campaign has been focused on raising our profile in industry and trade press. This has resulted in articles concerning our technologies being published in a variety of industry publications. We previously retained the services of a giant screen IMAX® film media specialist in conjunction with IMAGICA USA, which resulted in further industry and trade press exposure. The primary focus of our public relations activities is centered upon creating a presence in the North American market. We also undertake international public relations, particularly in Australia and Canada.

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

Marketing Materials

        Although we have focused on our web site as the primary mechanism for disseminating information concerning our products and services, we have created brochures and literature to support our sales and marketing activities. We also advertise and promote the availability of our products in the appropriate publications. As new hardware and software products are released, marketing materials and data specification sheets are distributed to promote the release.

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

Competition

        The market for digital media manipulation and stereoscopic 3D display technology is rapidly evolving, highly competitive and recently characterized by the frequent introduction of new products based upon rapidly developing technologies. We do not believe that our products and services compete with the majority of “3D” based products offered in the video game and PC software markets, since these products are normally not “stereoscopic” 3D as created by our Dynamic Depth Cueing™ process. Stereoscopic 3D provides a left and right eye view of each image making it appear to the viewer the same way that it would appear in real life. A number of the organizations that do offer enhanced or “steroscopic 3D” are well-established manufacturers and developers of video hardware and software publishers. They may possess substantially greater financial, marketing, personnel and other resources and have reputations relating to product design, development, manufacture, marketing and service of digital media manipulation and stereoscopic 3D display products. Additionally, some of our competitors have significant budgets to permit them to implement extensive advertising and promotional campaigns to market new products.

        We expect that competition to our proprietary hardware and software solutions may come from a number of existing and emerging sources that vary between the following markets:

Competition in the PC/Internet market

        Competition to our products and solutions in the PC/Internet market may come in any of the following areas:

Conversion of Photographic Images from 2D to 3D for Display in 3D on PCs

        We are aware of a small number of organizations based in the United States and Asia who offer technologies capable of converting photographic images to 3D. These companies include Wooboo and APEC, based in Korea and Taiwan, respectively, and VRex, Inc., based in the United States. These competitive products presently suffer from a number of drawbacks that deliver images of lower quality than those created by OpticBOOM™. APEC and Wooboo use rudimentary pixel shifting techniques that can produce distorted 3D versions of 2D images while VRex's technology appears to be limited to creation of 3D images from pictures captured with a 3D camera or originated using computer graphics modeling packages. Our OpticBOOM™ software conversion products can manipulate 2D images with a high degree of accuracy and can create 3D images from 2D photographs or 3D computer models.

Conversion of Streaming Video and Movies from 2D to 3D for Display on PCs

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

2D Compatible 3D Transmission and Delivery

        We have seen demonstrations of a number of compression and encoding techniques for the delivery of 3D broadcast programming. None of these have taken the approach of delivering 2D compatible 3D media by compressing the 3D data and reinserting it into the original unaltered 2D image. The majority of techniques used to deliver 3D media involve the delivery of 3D-only images such as those used by 3D broadcasting company C3D Digital Inc., of Salt Lake City, UT, and 3D display manufacturer VisuaLABS Inc. of Calgary, Canada. The 3D-only field sequential transmissions offered by C3D Digital can only be viewed with a proprietary decoder box and are not viewable in 2D on standard television sets. The 3D signal used by the Visualabs’ 3D display is 2D compatible; however it is proprietary to the decoder in the Visualabs display and may not be viewed in 3D on a conventional television set. Alternative techniques produce 3D-only images that are at best 15% larger than their 2D equivalents whereas the compression techniques used in OpticBOOM™ typically deliver images that are 1% larger than their 2D counterpart and may be viewed in 2D or 3D.

Competition in the Broadcast Market

Converting of Broadcast Quality Video and Movies from 2D to 3D for Display in 3D on Televisions

        As described above, Synthonics Inc. can convert certain material from 2D to 3D. This technology could be applied to conversion of 3D-only broadcast content.

2D Compatible 3D Transmission and Delivery

        As described above, our competitors, C3D Digital and VisuaLabs, use techniques that deliver 3D media only images. These transmissions can only viewed with a proprietary decoder box and are not viewable in 2D on standard television sets. Our technique delivers 2D compatible 3D media that may be viewed in either format.

Real Time Conversion of Broadcast Video Signals to 3D

        A small number of companies offer devices capable of providing rudimentary 3D images on television sets. They use techniques including motion analysis of the incoming video signal or a single depth cue template to give the appearance of 3D depth to a scene. Consequently, the 3D effect produced is inconsistent and potentially non-existent for scenes with no movement characteristics present. C3D Digital Inc. also uses a real time converter to create 3D-only broadcast material for distribution to their 3D channel subscribers. Due to the inherent drawbacks of real time 3D generation (the limited 3D depth and the fact that 3D cannot presently be automatically generated for scenes containing no motion), the off-line 3D conversion process offered by OpticBOOM™ provides a more comprehensive 3D result and allows the user to exercise full control over the 3D effect in each scene, including those with no movement characteristics present.

Competition in the DVD Movie Market

Converting DVD Video from 2D to 3D for Display on Televisions

        As described above, Synthonics Inc. can convert certain material from 2D to 3D. This technology could be applied to conversion of 3D-only DVD video content.

2D Compatible 3D DVD Delivery

        Presently, we are not aware of any organization that is endeavoring to deliver 2D compatible 3D DVD discs. We have applied for a number of patents regarding our technique of delivering 2D compatible 3D media by compressing the 3D data and reinserting it into the original unaltered 2D image for subsequent distribution. Currently, our competitors use encoding techniques for the delivery of 3D-only DVD movies that can only be viewed with a decoder box and are not viewable in 2D in standard television sets.

Real Time 3D Conversion at the Viewpoint

        As described above, a small number of companies provide real time 3D converters capable of providing rudimentary 3D images from video signals. These can also be used with DVD players.

Competition in the Film Market

        Competition to our products and solutions in the film market may come from the conversion of 35mm or 70mm movies from 2D to 3D.

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

        Users of many 3D, computer graphic, modeling packages may produce stereo 3D images of an existing production. Presently, this process is time consuming, since it requires a second image to be rendered from the wire frame models. This rendering stage is demanding on the computer processor and time consuming, doubling the time taken to create the 3D version in comparison to the 2D counterpart. The OpticBOOM™ process allows a depth cue to be automatically created from wire frames. The depth cues may then be used to create the stereo 3D image without requiring a full render of a second image. This substantially reduces the time taken to produce the stereo 3D image in comparison to the time taken using conventional techniques.

Competition in the Video Game Market

Extraction of Depth Cues from Streaming Video and Movies For Compositing And Display In 3D on PCs.

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

Low Bandwidth Encoding of Depth Cue Data on DVD Discs to Allow Display in 2D or 3D.

        As described above, Synthonics Inc. can convert certain material from 2D to 3D. This technology could be applied to conversion of 3D-only video content. None of our potential competitors have taken our approach of delivering 2D compatible 3D media by compressing the 3D data and reinserting it into the original unaltered 2D image for subsequent distribution.

Competition in the Professional Audio/Visual Market

Depth Cue Decoding for Set-Top Boxes, DVD Players and Accessories

        Our depth cue data format is proprietary to us and we are not aware of any other organization presently offering or planning to offer a hardware based depth cue decoder for 3D image generation under license or otherwise.

3D Demultiplexer to 3D Projection Systems

        A number of organizations presently supply 3D demultiplexer hardware systems. These include Vrex, Inc. and QD Technologies, two United States organizations. These hardware systems are offered in a variety of specifications that offer equivalent performance to those offered by us.

Real Time 3D Converter

        Sanyo Corporation offers a real time converter that is marketed in the medical imaging market in the United States. A similar product is marketed by C3D Digital Inc. as a real time converter for use with videocassettes and DVD players in the United States. These hardware systems are offered in a variety of specifications that offer equivalent performance to those offered by us. Since real time 3D can only be created in a rudimentary manner based upon certain types of movement in a scene it is therefore of a substantially lower quality than the depth cue based 3D created with OpticBOOM™ Studio Pro.

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

        3D glasses-free display lenses that have recently been previewed at video game shows suffer from image distortion since they employ curved display lenses. We are not aware of any glasses-free display lens that has been introduced in an arcade product. None of the 3D glasses-free lenses offer a giant display screen similar to our 3D Projection Display system.

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

Item 5. Operating and Financial Review and Prospectus.

The following "Operating and Financial Review and Prospects" should be read in conjunction with "Selected Financial Data" and the consolidated financial statements and notes included elsewhere in this Transition Report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this Transition Report.

Background and Basis of Presentation

        We are a software and hardware developer engaged in the development and commercialization of effective, affordable 3D content, services and delivery technologies for mass-market applications. We have developed a range of patented software and hardware applications centered upon the emerging demand and technical feasibility of displaying still and moving images in "stereoscopic 3D." Our solutions are designed for use in a broad range of markets including Internet, cable, satellite or terrestrial broadcasting, film and prerecorded video and DVD markets.

        Since inception, we have incurred operating losses of approximately $24.3 million related to the development and commercialization of our technologies. We anticipate the launch of significant second and third generation developments of previously successful commercialized products  through the remainder of 2001 which will generate revenue and continue our expansion as a technology-based marketing, licensing and distribution company. The rate at which this expansion will occur is dependent on a number of factors, many of which are beyond our control. These include the willingness of production companies to make their content available in 3D, the willingness of broadcasters and cable system operators to invest in our technologies, and the willingness of consumers to buy and use the ancillary equipment needed to view 3D images using our technologies, such as LCD shutter or red/blue anaglyph glasses.

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

        Technology revenue represents amounts received from services performed related to the conversion of 2D to 3D content, license fees paid for the use of our technologies, and sales of our hardware products described below.

         Interest was earned from cash balances invested in cash management accounts. The significant increase in interest income year-to-year is a result of the investment of funds received from our May 1998 private placement of common shares, the exercise of options during May and June 1999, a further private placement of common shares in January 2000 and exercise of warrants in May 2000.

        Other revenue represents amounts received by our Australian subsidiary, Dynamic Digital Depth Australia Pty Ltd, by way of Export Market Development Grants from the Federal Government of Australia. These grants are provided to Australian companies to assist them in developing export markets and are calculated by reference to both export revenues earned and expenses incurred in developing export markets.

        The table below details revenues received from these technologies for the fiscal 2000, 1999 and 1998 years and the six months ended December 31, 2000 and 1999.

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

         Conversion services represent amounts received from several customers for work undertaken in converting 2D material into 3D, using technologies and techniques developed by us. These activities represent the initial commercialization of those technologies and techniques. Conversion services have been purchased by customers in the entertainment industry, such as theaters operated by Imagica Corporation, and by customers for use in their advertising campaigns.

         Hardware sales represent sales of equipment using technologies developed by us. These activities represent the initial commercialization of those technologies. To date our hardware sales have been made to one customer, Karl Storz Imaging. This hardware modifies the video image produced by medical imaging products used in surgery and converts it to 3D. This allows medical personnel to view surgical procedures in 3D as the surgery is performed. Karl Storz markets and sells our hardware primarily to hospitals and other medical facilities.

        None of the agreements referred to above that have generated revenues in the periods covered by this prospectus are currently in force.

        In the overall context of our past operations, we have, and will continue to generate revenue as we launch significant second and third generation developments of previously commercialized products through the remainder of 2001.

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

Six Months ended December 31, 2000 Compared to Six Months ended December 31, 1999

        The increase in amortization expense was a net result of the following developments during the period. These were:

		$000's
•	As a result of funds generated from private placements and option conversions, we implemented a program to upgrade and replace capital equipment. In addition, in November 1999 our United States subsidiary, Dynamic Digital Depth USA Inc., commenced fit-out work with respect to new offices which it eventually relocated to in March 2000. These factors resulted in increases in depreciation of capital equipment and amortization of leasehold improvements of:	340
•	Since July 1, 2000, the Company has prospectively changed the period over which its patents are amortized from 20 years to five years resulting in an increase in patent amortization of:	58
•	Net comparative increase in amortization expenditure	398

        The increase in general and administrative expenses was a net result of the following developments during the period. These were:

		$000's
•	The conversion of some sub-contractors to full-time employees coupled simply with the use of less sub-contractors resulted in a decrease in expenditure of:	(277)
•	The appointment of public relations and investor relations firms to assist with the establishment and promotion of our profile in the United States resulted in an increase in expenditure of:	124
•	The use of external accountants and auditors and other legal and professional advisors in connection with audits, taxation, the registration of our common shares with the SEC on Form F-1 and the filing of Form 20-F resulted in an increase in expenditure of:	299
•	We developed a new website in line with our future marketing related focus that is also e-commerce capable resulting in an increase in expenditure of:	111
•	Increased staffing levels and computing requirements led to an increase in computing support of:	66
•	The increase in attendance at various exhibitions designed to promote awareness of our technologies resulted in a net increase in expenditure of:	62
•	The relocation of the offices of our U.S. subsidiary to larger premises and the execution of a full year lease of new office premises in Perth, Western Australia resulted in a net increase in rental expenditure of:	28
•	Net comparative increase in general and administrative expenditure	413

        The expansion of our operations in the United States of America have resulted in an increase in marketing expenditures in the six months ended December 31, 2000 when compared to the six months ended December 31, 1999 of approximately $244,000.

        At December 31, 2000, we undertook a review of our patent portfolio in light of a new policy that we adopted to write off the costs incurred in applying for and registering such patents where there is no reasonable prospect that the technology represented by the patents will be capable of producing revenues within the next succeeding twelve months. As a result, our project and patenting costs increased by approximately $363,000 for the six months ended December 31, 2000 when compared to the six months ended December 31, 1999.

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

        On September 30, 1999, we exercised our option to purchase an office building located at 8 Brodie Hall Drive, Technology Park, Bentley, Western Australia at A$2,000,000 (US $1,305,568). The purchase of the building was completed on October 15, 1999 and was financed by a short term loan facility for A$2,000,000 (US $1,295,000) to Dynamic Digital Depth Australia Pty. Ltd. from the Bank of Western Australia Ltd. The loan facility was secured by the property and guaranteed by us or our subsidiary, but required that any income from the sale of units of the building be applied to the reduction of debt or as additional security for repayment of debt in the manner required by the bank. Partial repayments of the loan facility amounting to A$1,450,000 (US $930,441) were financed from sales of two units in the building, including those occupied by us and our subsidiaries. On November 16, 1999, Dynamic Digital Depth Australia Pty. Ltd. entered into two separate contracts of sale that generated A$1,600,000 (US $1,026,694) in gross sales and we expect to achieve sales of the remaining units prior to the expiration of the current fiscal year. In the event that sales have not been finalized by that date the short-term loan facility will be renegotiated to cover the outstanding loan balance.

        Our two Australian subsidiaries, Dynamic Digital Depth Australia Pty. Ltd. and Dynamic Digital Depth Research Pty. Ltd., currently occupy one unit of the building. Prior to exercising the option and acquiring ownership of the building on October 15, 1999, the subsidiaries were paying rent of A$20,000 (US $12,950) per month pursuant to a lease with the owner and option holder, Boston Tower Pty Ltd. Upon selling unit 1, Dynamic Digital Depth Australia Pty. Ltd. entered into a ten-year lease with the purchaser at an annual rental of A$121,280 (US $61,003). The remaining three units in the building not already sold will be disposed of on a unit by unit basis. Dynamic Digital Depth Australia Pty. Ltd. has leased two of the unsold units out on a three-year lease at an annual rental of A$78,720 (US $39,596) per annum. The other unsold unit remains unlet at this time, although tenants are being actively sought.

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

Phil Harman                        50           Chief                      June 1999
Perth, Western Australia                        Technology
                                                Officer

Mark N. Schwartz                   44           Chief Financial            November 1999
Santa Monica, California                        Officer

Sara-Lane Sirey                    33           Secretary                  September 1997
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

Sara-Lane Sirey - Corporate Secretary

        Ms. Sirey has served as the Corporate Secretary since September 1997. Ms. Sirey is an attorney at Sara-Lane Sirey, P.C., focusing on corporate and securities law. She has acted for issuers, in all industry segments, in Canada, the U.S. and internationally, in connection with corporate reorganizations, mergers and acquisitions, debt financings, commercial transactions and initial public offerings. She is a member of management of a number of public companies located in Canada, the U.S., the U.K., Australia and South America. Ms. Sirey obtained her Bachelor of Laws degree at the University of Saskatchewan in 1992.

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
President (4)

Mark N.         2000        $156,250     Nil       Nil               400,000       N/A          N/A          Nil
Schwartz,       1999        N/A          N/A       N/A               N/A           N/A          N/A          Nil
CFO (5)         1998        N/A          N/A       N/A               N/A           N/A          N/A          Nil

Notes:

(1) "LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as an incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

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
Sara-Lane Sirey               nil                     nil
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

Stock Options: As of June 12, 2001, our directors and executive officers have been granted options to purchase common shares of our company as follows:

                                         Options      Exercise     Options
Name                   Date of Grant     Granted      Price      Exercised     Exercise Date   Expiration Date
----                   -------------     -------      -----      ---------     -------------   ---------------
Neil Speakman          Nov. 27, 1996      20,000      $1.35              0         N/A         Nov. 27, 2001
                       Mar. 24, 2000     500,000     $11.48              0         N/A         Mar. 24, 2005
                       May 18, 2001      100,000      $3.20              0         N/A         May 18, 2006

Paul G. Jeffrey        Aug. 3, 1994       40,000      $1.25         40,000     May 28, 1999    Aug. 3, 1999
                       Nov. 27, 1996      20,000      $1.35         20,000     Mar. 16, 2001   Nov. 27, 2001
                       Dec. 20, 1997      20,000      $1.30         20,000     Feb. 4, 2000    Dec. 20, 2002
                       Mar. 24, 2000      40,000     $11.48              0         N/A         Mar. 24, 2005
                       May 18, 2001       40,000      $3.20              0         N/A         May 18, 2006

Ian Macintosh          Aug. 3, 1994       40,000      $1.25         40,000     May 12, 1999    Aug. 3, 1999
                       Nov. 27, 1996      20,000      $1.35         20,000     May 28, 1999    Nov. 27, 2001
                       Dec. 20, 1997      20,000      $1.30         20,000     May 28, 1999    Dec. 20, 2002
                       Mar 24, 2000       40,000     $11.48              0         N/A         Mar. 24, 2005
                       May 18, 2001       40,000      $3.20              0         N/A         May 18, 2006

Paul Kristensen        Aug. 3, 1994       29,770      $1.25        29, 770     May 26, 1999    Aug. 3, 1999
                       Nov. 27, 1996      20,000      $1.35              0         N/A         Nov. 27, 2001
                       Dec. 20, 1997      20,000      $1.30              0         N/A         Dec. 20, 2002
                       Mar. 24, 2000      40,000     $11.48              0         N/A         Mar. 24, 2005
                       May 18, 2001       40,000      $3.20              0         N/A         May 18, 2006

Eric Dillon            July 26, 2000     100,000      $3.91              0         N/A         July 26, 2005
                       May 18, 2001       30,000      $3.20              0         N/A         May 18, 2006

Geoffrey Roman              N/A            N/A         N/A           N/A           N/A               N/A

Christopher            Sept. 7, 1998     200,000      $1.50              0         N/A         Sept. 7, 2003
Yewdall
                       June 7,  1999     200,000      $2.80              0         N/A         June 7,  2004
                       July 26, 2000     200,000      $3.91              0         N/A         July 26, 2005
                       May 18, 2001      200,000      $3.20              0         N/A         May 18, 2006

Sara-Lane Sirey        Dec. 20, 1997      20,000      $1.30          5,000     Oct. 18, 1999   Dec.20, 2002
                       May 18, 2001       20,000      $3.20              0         N/A         May 28, 2006

Mark N.                Nov. 3, 1999      400,000      $5.03              0         N/A         Jan. 14, 2005
Schwartz               May 18, 2001      140,000      $3.20              0         N/A         May 18, 2006

Phil Harman            May 10,  1996      20,000      $1.25         20,000     Jan. 31, 2000   May 10, 2001
                       Dec. 20, 1997     100,000      $1.30              0         N/A         Dec. 20, 2002
                       May 18, 2001      220,000      $3.20              0         N/A         May 18, 2006

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

Item 7. Major Shareholders and Related Party Transactions.

A. Major shareholders.

To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation or by any foreign government. The following table sets forth certain information as of June 14, 2001 concerning the beneficial ownership of common shares of Company as to each person known to the management of the Company that is the beneficial owner of more than 5% of the outstanding share of the Company:

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

Foreign Personal Holding Company

        If at any time during a taxable year more than fifty percent (50%) of the total combined voting power or the total value of our outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States, and sixty percent (60%) or more of our gross income for such year was derived from certain passive sources (e.g. in certain cases dividends received from our subsidiaries), we would be treated as a "foreign personal holding company" for United States federal income tax purposes. In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of our taxable income to the extent we do not actually distribute such income.

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

        Our Company is required to file reports and other information with the securities commissions in all provinces of Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that the Company files with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronics Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the SEC's electronic document gathering and retrieval system.

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

I. Subsidiary Information.

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

        We were incorporated under the laws of Alberta, Canada and our financial results are quantified in Canadian dollars. We raise equity funding through the sale of securities denominated in Canadian dollars, whereas the majority of our obligations and expenditures are incurred in US or Australian dollars. Variations in exchange rates may give rise to foreign exchange gains or losses that may be significant. Market risks relating to our operations result primarily from changes in interest rates, changes in foreign exchange rates and concentrations of credit risk. We do not engage in any hedging or currency trading activities.

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
23.1   Consent of Ernst & Young                                                  **

(1)     Incorporated by reference to DDD's Registration Statement on Form 20-F filed on August 9, 1999.

(2)     Incorporated by reference to DDD's Amendment No. 1 to Registration Statement on Form 20-F filed on November 15, 1999.

(3)     Incorporated by reference to DDD's Annual Report on Form 20-F filed on January 16, 2001.

*     Previously filed in the Form 20-F filed on July 16, 2001.

**     Filed herewith

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this transitional report on its behalf.

DYNAMIC DIGITAL DEPTH INC.
Date: November 15, 2001	By:/s/ Mark N. Schwartz Mark N. Schwartz Chief Financial Officer

DYNAMIC DIGITAL DEPTH INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

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
December 31, 1999
Notes to Consolidated Financial Statements

Auditors'Report

To the Shareholders of
Dynamic Digital Depth Inc.

We have audited the consolidated balance sheets of Dynamic Digital Depth Inc. as at December 31, 2000, June 30, 2000, and June 30, 1999, and the consolidated statements of loss and deficit and cash flows for the six months ended December 31, 2000 and the years ended June 30, 2000 and June 30, 1999 and June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 June 30, 2000 and June 30, 1999 and the consolidated statements of loss and deficit and its cash flows for the six months ended December 31, 2000 and the years ended June 30, 2000, June 30, 1999 and June 30, 1998, in accordance with accounting principles generally accepted in Canada.

Accounting principles generally accepted Canada varies in certain significant respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected consolidated shareholder's equity as at December 31, 2000, June 30, 2000, and June 30, 1999, and the consolidated results of operations for each of the periods ended December 31, 2000, June 30, 2000, 1999 and 1998 to the extent summarized in note 18 to the consolidated financial statements.

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

Perth, Australia	"Ernst & Young"
October ___, 2001	Chartered Accountants

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

Dynamic Digital Depth Inc.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

                                                (unaudited)
                                   Six-Months     Six-Months     Year      Year        Year
                                     Ended          Ended       Ended      Ended       Ended
                                  December 31,  December 31,  June 30,   June 30,    June 30,
                                    2000           1999         2000       1999        1998
                                    $CAD           $CAD         $CAD       $CAD        $CAD
                               ---------------------------------------------------------------

Revenue
Technology revenue               211,164         28,950       274,629      29,545     299,099
Interest income                  158,808         64,174       144,489     110,583      31,321
Other                             29,632          8,559        19,305      58,698      37,645
                               --------------------------------------------------------------
                                 399,604        101,683       438,423     198,826     368,065
                               --------------------------------------------------------------
Expenses
Amortization -
  capital assets                 452,682        112,984       448,473     115,667      34,100
Amortization -
  patent costs                    72,307         14,406        20,047      21,563       8,125
General and adminis-
  trative [note 10]            2,341,673      1,928,852     4,112,533   2,280,180   1,510,458
Interest on
  promissory notes                     -              -             -           -     264,633
Interest and borrowing
  costs on short term debt         21,567         24,445        43,491           -           -
Interest and borrowings costs
  on capital leases                10,298         16,535        29,419           -           -
Market development                274,778         30,935        54,577     210,023     306,324
Project and patenting
  costs                           391,192         28,665       177,435      18,803      32,883
Salaries and wages              1,775,706      1,025,997     2,514,467   1,023,180     468,435
Development costs                       -              -             -   2,595,619           -
                               --------------------------------------------------------------
                                 5,340,203      3,182,819     7,400,442   6,265,035   2,624,958
                               --------------------------------------------------------------

Loss before income taxes
  [note 11]                     (4,940,599)    (3,081,136)   (6,962,019) (6,066,209) (2,256,893)
                               --------------------------------------------------------------
Provision for income taxes
  [note 13]                              -              -             -           -           -
                               ---------------------------------------------------------------
Net Loss                        (4,940,599)    (3,081,136)   (6,962,019) (6,066,209) (2,256,893)
                               --------------------------------------------------------------
Deficit, beginning of
  year                         (19,337,156) (12,375,137) (12,375,137) (5,830,182) (3,573,289)

Prior period adjustment
  [note 15]                              -              -             -   (478,746)           -
                               --------------------------------------------------------------
Adjusted deficit,
  beginning of year            (19,337,156) (12,375,137) (12,375,137) (6,308,928) (5,830,182)
                               --------------------------------------------------------------
Deficit, end of year           (24,277,755) (15,456,273) (19,337,156) 12,375,137) (5,830,182)
                               --------------------------------------------------------------
Loss per share [note 9]              (0.23)         (0.17)        (0.37)      (0.38)      (0.21)
                               --------------------------------------------------------------
Weighted average number
 number of shares
 outstanding                    21,916,888     18,025,054    18,825,133  15,846,239  10,608,563
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
                                                  ======================================================================

See accompanying notes

Development costs incurred during the period ended December 31, 2000 include $nil depreciation (period ended December 31, 1999: $nil, year ended June 30, 2000: $nil, year ended June 30, 1999: $41,440, year ended June 30, 1998: $75,388) which is a non-cash movement.

Included in the net loss is interest paid on short-term debt and capital leases during the period ended December 31, 2000 of $31,865 (period ended December 31, 1999: $40,980, year ended June 30, 2000: $72,910, year ended June 30, 1999: $nil, year ended June 30, 1998: $nil); and interest received during the period ended December 31, 2000 of $158,808 (June 30, 2000: $144,489, June 30, 1999: $110,583, year ended June 30, 1998: $31,231).

Dynamic Digital Depth Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and For the Periods Ended December 31, 2000 and June 30, 2000, and 1999
and the Period Ended June 30, 1998

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

Dynamic Digital Depth Inc (the "Company"), through its wholly owned subsidiaries, Dynamic Digital Depth Australia Pty Ltd, Dynamic Digital Depth Research Pty Ltd, Dynamic Digital Depth USA Inc. and Dynamic Digital Depth TV Inc., specializes in the business of 3D technology. Its patented technologies enable the creation and development of 2D compatible 3D content; mass distribution through the internet, personal computer, television and movies; and the integration of 3D content with glasses-free displays.

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

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates and approximations that have been made using careful judgment. The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

Revenue Recognition

Technology revenue from the granting of licenses and hardware sales is recognized when; there is persuasive evidence of an agreement, delivery has occurred, the vendor's fee is fixed or determinable, and the collectibility is probable.

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

Foreign exchange

The Company's Australian and USA subsidiaries are deemed self-sustaining foreign operations for foreign currency translation purposes. Accordingly, assets and liabilities of the subsidiaries are translated at the year-end exchange rate and revenues and expenses are translated at average exchange rates. Gains and losses arising from the translation of the financial statements of the subsidiaries are recorded in a "Cumulative Translation Adjustment" account in shareholders' equity. Gains and losses arising from the translation of sales and expenses are recognised in general and administrative expenses. At December 31, 2000 this was a net gain of $1,521 (December 1999; gain $6,118, June 2000: loss $3,064, June 1999: gain $96,841, June 1998: gain $6,010).

Taxation

The Company follows the liability method of accounting for income taxes. Under this method, the Company records income taxes to give effect to temporary differences between the carrying amount and the tax basis of the Company's assets and liabilities. Temporary differences arise when the realization of an asset or the settlement of a liability would give rise to either an increase or decrease in the Company's income taxes payable for the year or later period. Future income taxes are recorded at the income tax rates that are expected to apply when the future tax liability is settled or the future tax asset is realized. When necessary, valuation allowances are established to reduce future income tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in future income tax and liabilities.

Concentrations of credit risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash, security deposits and accounts receivable. The Company's cash and security deposits are placed with high quality major Australian, Canadian and American banking institutions, limiting its exposure to credit risk. At balance date, the accounts receivable balance disclosed on the balance sheet consists of a number of sundry debtors.

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

5. RESTRICTED CASH

This represents cash held in a deposit account by way of security in association with the lease of Dynamic Digital Depth USA Inc's office premises as per an agreement dated September 17, 1999. Interest is being earned on the amount deposited at the prevailing bank rate of 6.306 per cent at December 31, 2000 (June 30, 2000: 5.419 per cent, June 30, 1999: nil percent) over the term of the lease.

6. SHORT-TERM DEBT

The short-term debt is collaterized by a first mortgage over the building and registered fixed and floating charge over the assets of Dynamic Digital Depth Australia Pty Ltd. The debt is fully repayable on demand upon the sale of the building units. Interest is charged at the Bank Bill Discount Rate of 6.99 per cent plus 1.50 per cent per annum at December 31, 2000 (June 30, 2000: 6.19 per cent plus 1.50 per cent per annum, June 30, 1999: nil percent).

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
                                                           ------------- -------------

The following is a schedule of future minimum lease payments under the operating leases which include leases of motor vehicles, computers and other technical equipment:

As at December 31, 2000 $CAD
2001	484,047
2002	523,372
2003	560,716
2004	445,857
2005	144,892
2006	152,137
2007	159,744
2008	167,731
2009	124,026
Total minimum lease payments	2,762,522

Litigation

a)	In January 1999 Angus Duncan Richards ("Richards") served a notice of dispute on the Company relating to the terms of a Consulting Agreement between the Company and Richards. The dispute is subject to arbitration that is ongoing. The Company refutes all of the allegations and is vigorously defending this matter. In the event that Richards was to succeed in his claim the Company would be exposed to a liability to pay Richards $CAD187,510 together with further payments not exceeding $CAD158,840 per annum contingent upon the extent to which the Company derives revenue and capital from commercial exploitation of certain technologies which Richards assisted to develop.

b)	In December 1998 Angus Duncan Richards ("Richards") commenced litigation in Alberta, Canada seeking monetary damages for $CAD227,500 plus interest and court costs. Richards alleges the Company failed to permit him to exercise options to purchase 182,000 common shares at an exercise price of $1.25 per share based upon the determination that the options had expired (amounts based on post reverse stock split). The Company filed a Statement of Defence in February 1999. The Company refutes all of the allegations and intends to vigorously defend this matter. Richards sought leave of the Court to amend his statement of claim on January 10, 2001. The Court, apart from adding Mr. P Kristensen, a director of the Company, to the action, rejected the application. The Company intends to file an additional statement of defence seeking additional security for costs. The Company believes that Richard's claim is without merit.

9. SHARE CAPITAL

Authorized

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

In connection with issue of share purchase warrants during the fiscal year ended June 30, 2000, the Company, by way of a financial advisor's fee, issued 20,000 share purchase warrants with options to purchase common shares on a 1:1 basis at a price of $CAD5.50 per share. These warrants expire on February 1, 2002.

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

10. RELATED PARTY TRANSACTIONS

Legal fees of $39,488 during the period ended December 31, 2000 (period ended December 31, 1999 - $82,913, year ended June 30, 2000 - $149,842, June 30, 1999 - $35,436, June 30, 1998 - $145,147) were paid by the Company to entities whose directors are also directors of the Company or of one of its subsidiaries. These fees are presented at their exchange amount.

11. LOSS CARRY FORWARD

The Company has non-capital accumulated losses carried forward for income tax purposes amounting to $23,368,031, the benefit of which has not been reflected in the accounts. These tax losses are as set out in the table below:

                                                    Year                 $CAD
   Carried forward losses of Canadian
   Parent Company which must be utilised
   by June 30:
                                                    2002              127,878
                                                    2003              199,320
                                                    2004              371,867
                                                    2005              446,852
                                                    2006              625,758
                                                    2007            1,349,183
   Utilised by December 31                          2008              556,241
   Carried forward losses of United
   States subsidiary which must be
   utilised by June 30:
                                                    2013              195,518
                                                    2014            1,760,141
                                                    2015            2,520,731
    Utilised by December 31                         2016            2,503,452
    Carried forward losses of Australian
    subsidiaries that may be carried
    forward indefinitely subject to
    certain tests being met.                                       12,711,090
                                                           ------------------
                                                           ------------------
    Total                                                         $23,368,031
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
                                   ==============================================================================
(unaudited)
Six months ended                     Australia         USA          Canada          Eliminations     Consolidated
December 31, 1999                       $CAD          $CAD           $CAD               $CAD             $CAD
-----------------------------------------------------------------------------------------------------------------

Technology revenue                       28,950              -             -                 -          28,950

Interest revenue                         15,118         48,041         1,015                 -          64,174

Other revenue                             8,559              -             -                 -           8,559
                                   ------------------------------------------------------------------------------
Total revenue                            52,627         48,041         1,015                 -         101,683
                                   ------------------------------------------------------------------------------

Loss                                 (1,650,527)      (908,210)     (570,440)                -      (3,081,136)
                                   ------------------------------------------------------------------------------

Identifiable assets                   2,487,687     16,597,076     3,177,719       (16,514,418)      5,748,064
                                   ------------------------------------------------------------------------------

Capital assets                          681,264        690,878             -                 -       1,372,142
                                   ============================================================================
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
                                   ==============================================================================

                                     Australia           USA          Canada      Eliminations     Consolidated
Year ended June 30, 1999                $CAD            $CAD           $CAD           $CAD             $CAD
-----------------------------------------------------------------------------------------------------------------
Technology revenue                       29,545              -             -                 -          29,545

Interest revenue                          9,126         79,273        22,184                 -         110,583

Other revenue                            58,698              -             -                 -          58,698
                                   ------------------------------------------------------------------------------

Total revenue                            97,369         79,273        22,184                 -         198,826
                                   ------------------------------------------------------------------------------

Loss                                 (4,378,295)    (1,388,208)     (299,706)                -      (6,066,209)
                                   ------------------------------------------------------------------------------

Identifiable assets                   2,470,530      3,159,523    14,669,737       (14,593,818)      5,705,972
                                   ------------------------------------------------------------------------------

Capital assets                          606,959         77,568             -                           684,527
                                   ==============================================================================
                                     Australia           USA          Canada      Eliminations     Consolidated
Year ended June 30, 1998                $CAD            $CAD           $CAD           $CAD             $CAD
-----------------------------------------------------------------------------------------------------------------
Technology revenue                      299,099              -             -                 -         299,099

Interest revenue                          2,912         22,117         6,292                 -          31,321

Other revenue                            37,645              -             -                 -          37,645
                                   ------------------------------------------------------------------------------

Total revenue                           339,656         22,117         6,292                 -         368,065
                                   ------------------------------------------------------------------------------

Loss                                 (1,061,985)      (186,824)   (1,008,084)                -      (2,256,893)
                                   ------------------------------------------------------------------------------

Identifiable assets                   2,542,062      4,617,020    12,753,017       (10,709,581)      9,202,518
                                   ------------------------------------------------------------------------------

Capital assets                          405,597         31,267             -                           436,864
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
                                            ================ ================= ================ ============== =============

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company's future tax assets and liabilities are as follows:

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

In July 2001, the Company completed a private placement of 1,796,079 units consisting of one common share and one-half common share purchase warrant, raising net proceeds of $5,029,024.  Each whole warrant is exercisable into one common share at an exercise price of $3.50.  These warrants expire in June 2003.

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

18. SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("US GAAP")

The Company's financial statements are prepared in accordance with Canadian GAAP, which differ in certain significant respects from US GAAP. The significant differences relate principally to the following items and the adjustments necessary to reconcile the consolidated net loss, shareholders' equity, and certain balance sheet accounts in accordance with US GAAP are shown in the schedules below.

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

A summary of the status of the Company's stock option plan as of December 31, 2000 and 1999 and June 30, 2000 and 1999 and 1998, and the changes during the years ending on those dates is presented below:

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

g) Building Units Held for Sale

In order to facilitate a long-term tenure of the base for the Australian operations, one of the Company's subsidiaries, Dynamic Digital Depth Australia Pty. Ltd. ("DDDA") exercised an option deed on a building comprising five separately titled Units totalling 1,711 square meters located at 6 Brodie Hall Drive, Technology Park, Bentley, Western Australia. The purchase of the building was completed on October 15, 1999. As ownership of real estate is not considered to be a part of the Company's core business it was always the intention to resell the property, and so, DDDA has sold two Units, including that occupied by the Australian subsidiaries, and is actively seeking purchasers for the remaining Units. Upon selling the Unit occupied by the Australian subsidiaries, DDDA entered into a ten-year lease with the purchaser at an annual rental of A$121,280. It is the intention of the Company to sell the remaining unsold Units as soon as appropriate buyers can be found and it is expected that this will occur prior to December 31, 2001.

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